ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

06013633

May 12, 2006

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742 SUPPL

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

May 12, 2006 – Joint Information Circular and Proxy Statement
May 13, 2006 – 2006 First Quarter Report
May 15, 2005 – Press release – Advantage Announces Mailing of Joint Information Circular
May 15, 2006 – Press Release – Advantage Announce 1st Quarter Results, Conference Call and Webcast
May 16, 2006 – Presentation - 2006 First Quarter Results, Conference Call & Webcast

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund
(403) 781-8140

5/23

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

May 15, 2006

Advantage Energy Income Fund and Ketch Resources Trust Announce Mailing of Joint Information Circular

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA—(May 15, 2006) - Advantage Energy Income Fund (TSX:AVN.UN) (NYSE:AAV) ("Advantage") is pleased to announce that the joint information circular ("Information Circular") and proxy statement with respect to its previously announced plan to merge with Ketch Resources Trust (TSX:KER.UN) ("Ketch") has been mailed. The Information Circular contains a detailed description of the Arrangement and is available on SEDAR (www.sedar.com) as well as on each of the Advantage and Ketch websites (www.advantageincome.com and www.ketchtrust.com, respectively). The special meetings of Ketch Unitholders and Advantage Unitholders to vote on the Arrangement are to be held on June 22, 2006 at 9:00 am (Calgary time) and 11:00 am (Calgary time), respectively.

The Arrangement will provide for, among other things, the merger of Advantage and Ketch with the Ketch Unitholders receiving 0.565 of an Advantage Unit for each Ketch Unit held. The combined trust is expected to be one of the largest natural gas weighted trusts in North America with a combined enterprise value in excess of $2.7 billion, a reserve life index of 11 years and a diversified production base of approximately 30,500 barrels of oil equivalent per day weighted approximately 70 percent to natural gas and 30 percent to oil and NGLs.

The Arrangement must be approved by 66 2/3% of the votes cast at each of the Ketch and Advantage special meetings and is also subject to the approval of the Court of Queen's Bench of Alberta and the receipt of other regulatory approvals. The merger is expected to be completed on or about June 23, 2006.

All Ketch Unitholders and Advantage Unitholders are encouraged to vote in person or by proxy at their respective meetings. Advantage and Ketch have jointly retained Kingsdale Shareholder Services to respond to inquiries regarding the transaction, submission of proxy forms or general information from their respective Unitholders. Kingsdale may be contacted toll-free at 1-866-639-7993. Advantage Unitholders and Ketch Unitholders may also contact Advantage investor relations at 1-866-393-0393 or Ketch investor relations at 403-781-8600.

ADVISORY

Certain information in this press release, including the completion of the Arrangement contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to: risks associated with conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Advantage's and Ketch's regulatory reports and filings made with securities regulators.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Except as required by law, neither Advantage nor Ketch assumes any obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

May 15, 2005

Advantage Announces 1st Quarter Results, Conference Call & Webcast on May 16, 2006

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the first quarter ended March 31, 2006.

A conference call will be held on Tuesday, May 16, 2006 at 9:00 a.m. (11:00 a.m. Eastern time) and can be accessed toll-free at **1-877-407-9205**. A replay of the call will be available from approximately 5:00 p.m. on Tuesday, May 16, 2006 until approximately midnight, May 23, 2006 and can be accessed by dialing toll free **1-877-660-6853**. The account number is **286**, conference ID number **202239** (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

	Three months ended March 31, 2006	Three months ended March 31, 2005
Financial ($000)		
Revenue before royalties	$ 86,901	$ 83,209
per Unit [(1)]	$ 1.48	$ 1.54
per boe	$ 54.49	$ 43.44
Funds from operations	$ 46,630	$ 45,355
per Unit [(2)]	$ 0.79	$ 0.82
per boe	$ 29.24	$ 23.69
Net income	$ 15,964	$ 4,015
per Trust Unit - basic and diluted	$ 0.27	$ 0.07
Cash distributions declared	$ 44,459	$ 46,339
per Unit [(2)]	$ 0.75	$ 0.84
Payout ratio (%)	95%	102%
Expenditures on property and equipment	$ 20,989	$ 32,715
Working capital deficit [(3)]	$ 18,644	$ 43,403
Bank indebtedness (long-term)	$ 278,777	$ 196,362
Convertible debentures (face value)	$ 113,531	$ 144,504
Operating		
Daily Production		
Natural gas (mcf/d)	65,768	86,350
Crude oil and NGLs (bbls/d)	6,760	6,892
Total boe/d @ 6:1	17,721	21,284
Average prices (including hedging)		
Natural gas ($/mcf)	$ 8.69	$ 6.47
Crude oil and NGLs ($/bbl)	$ 58.26	$ 53.02
Supplemental (000)		
Trust Units outstanding at end of period	59,468	57,229
Trust Units issuable		
Convertible Debentures	5,699	7,360
Exchangeable Shares	99	182
Trust Units Rights Incentive Plan	310	310
Trust Units outstanding and issuable at end of period	65,576	65,081
Basic weighted average Units	58,874	54,191

(1) based on basic weighted average Trust Units outstanding
(2) based on Trust Units outstanding at each cash distribution record date
(3) working capital deficit excludes hedging liabilities

Message to Unitholders

Highlights of the first quarter include:

- Funds from operations for the first quarter was $46.6 million or $0.79 per Trust Unit compared to $45.4 million or $0.82 per Trust Unit for the same period of 2005. This represents a payout ratio of 95% of funds from operations for the three months ended March 31, 2006 and 82% for the twelve months ended March 31, 2006.
- The Fund declared three distributions during the quarter totalling $0.75 per Trust Unit. The distributions amounted to $0.25 per Trust Unit, payable on February 15, March 15 and April 17 to Unitholders of record on January 31, February 28 and March 31, respectively. Since inception, the Fund has distributed $492 million or $12.58 per Trust Unit.
- Production volumes in the first quarter of 2006 were 17,721 boe/d compared to 21,284 boe/d in the first quarter of 2005. First quarter 2006 production volumes were impacted by a one-time pay-out adjustment related to several wells, EUB production restrictions at Chip Lake and Nevis, shut-in gas production related to capacity constraints at third party facilities and minor non-core property dispositions in 2005. These adjustments impacted first quarter production by approximately 1,100 boe/d.
- Natural gas production for the first quarter of 2006 was 65.8 mmcf/d, compared to 86.4 mmcf/d reported in the first quarter of 2005. The reduction was due to normal declines, first quarter adjustments noted above and a shift in the Fund's capital expenditure program towards oil drilling at the end of Q1 2005 due to superior economics provided by high oil prices.
- Crude oil and natural gas liquids production averaged 6,760 bbls/d compared to 6,892 bbls/d in the first quarter of 2005 representing a decrease of 2%. The stability is due to continued successful development oil drilling. Advantage's crude oil production is mainly comprised of long life assets that exhibit low rates of decline.
- During the first quarter the Fund participated in the drilling of 10.4 net (26 gross) wells. Two horizontal oil wells were drilled at Nevis, and three vertical oil wells at Sunset. Single gas wells were also drilled on the Fund's core properties at Nevis and Sweetgrass. Other capital spending related to a variety of wells, with smaller working interests, and facilities necessary to support the 2005 and 2006 activity.
- Capital spending during Q1 totalled $21.0 million which is expected to generate initial production additions of approximately 1,240 boe/d. Approximately 700 boe/d of these production additions were added at the end of the quarter with the balance anticipated to come on-stream in the second quarter of 2006.

Proposed merger with Ketch Resources Trust:

- On April 25, 2006, Advantage and Ketch Resources Trust ("Ketch") announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and Ketch. The combined trust, which will retain the Advantage name, will have an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team, which will include key managers from both Advantage and Ketch. The merger will be accomplished through a Plan of Arrangement (the "Arrangement") by the exchange of each Ketch unit for 0.565 of an Advantage unit. The merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the Arrangement for total consideration of $44 million, which is to be settled through the issuance of 1,933,216 Trust Units. Unitholder meetings to approve the Arrangement will be held on June 22, 2006.
- Management of Advantage and Ketch entered into the Arrangement Agreement for the following reasons:
  - The merger is expected to create a stronger single entity with a more balanced portfolio of assets by combining Advantage's longer-life reserve base and infill drilling potential with Ketch's large undeveloped land base and significant prospect inventory.
  - Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administrative systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.
  - The combined trust will be managed by an experienced team of professionals comprised of key managers from both entities who have demonstrated their ability to deliver on acquisition, development, exploitation and financial management objectives.
  - Unitholders will benefit from an increase in property diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs.
  - The combined entity will have a market capitalization in excess of $2.1 billion and an enterprise value of approximately $2.7 billion, providing increased liquidity to Unitholders. Management of Advantage and Ketch anticipate that the increase in liquidity combined with the internalization of Advantage's existing management contract will lead to a broadening of the investor base resulting in a lower cost of capital thereby enhancing the combined entity's ability to compete for accretive acquisitions of new properties.
  - The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.
  - The Arrangement will provide Ketch Unitholders with greater exposure to U.S capital markets through Advantage's NYSE listing.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of May 13, 2006, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we" or "our") for the three months ended March 31, 2006 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Non-GAAP Measures

The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

($000)	Three months ended March 31, 2006	Three months ended March 31, 2005
Cash provided by operating activities	$ 39,880	$ 38,608
Expenditures on asset retirement	1,033	407
Changes in non-cash working capital	5,717	6,340
Funds from operations	**$ 46,630**	**$ 45,355**

Forward-Looking Information

The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

Proposed Merger with Ketch Resources Trust

On April 25, 2006, the Fund and Ketch Resources Trust ("Ketch") announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and Ketch. The combined trust, which will retain the Advantage name, will have an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team which will include key management, technical and administrative personnel from both Advantage and Ketch.

The merger will be accomplished through a Plan of Arrangement (the "Arrangement") by the exchange of each Ketch unit for 0.565 of an Advantage unit. The transaction exchange ratio reflects a premium to Ketch Unitholders of 7.6% based on the respective closing price for each trust on April 24, 2006. The exchange will result in an 8.7% increase in distributions to Ketch Unitholders based on current distribution levels and a 37.5% increase in the proved plus probable reserve life index. Upon completion of the merger and the proposed internalization of the Advantage Management Contract, Advantage Unitholders will own approximately 65% of the combined trust and Ketch Unitholders will own approximately 35%.

Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of both Advantage's and Ketch's Unitholders. The Unitholder meetings required to approve the Arrangement will be held on June 22, 2006. An information circular dated May 12, 2006 has been prepared jointly by the trusts and mailed to Advantage and Ketch Unitholders.

The proposed merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the "Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-day volume weighted average price, ending April 24, 2006, on the Toronto Stock Exchange of $22.76 per Advantage Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The Fund will pay management fees and performance fees for the period January 1 to March 31, 2006 in the amount of $3.5 million. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

The agreement on internalization, which has received the approval of the Fund's Board of Directors, is subject to a number of terms and conditions including approval of the merger Arrangement by the Unitholders of Advantage and Ketch at a meeting to be held on June 22, 2006.

Overview

	Three months ended March 31		
	2006	2005	% change
Funds from operations ($000)	$ 46,630	$ 45,355	3%
per Trust Unit	$ 0.79	$ 0.82	(4)%
Net income ($000)	$ 15,964	$ 4,015	298%
per Trust Unit - Basic	$ 0.27	$ 0.07	286%
- Diluted	$ 0.27	$ 0.07	286%

Funds from operations increased 3% for the three months ended March 31, 2006, as compared to the same period of 2005. The increase in funds from operations has been primarily due to strong commodity prices offset by lower production. However, funds from operations per Trust Unit modestly decreased 4% due to the additional Trust Units issued and outstanding. Net income has increased 298% for the three months ended March 31, 2006, as compared to 2005. Net income per Trust Unit increased 286% for the three months ended March 31, 2006. The increase is mainly due to stronger commodity prices realized in the first quarter of 2006 and significant unrealized hedging losses in 2005. The Fund currently has no hedging contracts in place for 2006. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

Cash Distributions

	Three months ended March 31			Twelve months ended March 31		
	2006	2005	% change	2006	2005	% change
Cash distributions declared ($000)	$ 44,459	$ 46,339	(4)%	$ 175,486	$ 137,727	27%
per Trust Unit[(1)]	$ 0.75	$ 0.84	(11)%	$ 3.03	$ 2.97	2%
Payout ratio (%)	95%	102%	(7)%	82%	97%	(15)%

(1) Based on Trust Units outstanding at each cash distribution record date.

Total distributions decreased 4% in the first quarter of 2006 when compared to the same period in 2005. Cash distributions per Trust Unit were $0.75 for the three months ended March 31, 2006, representing a decrease of 11% from the $0.84 in 2005. Advantage has maintained a distribution of $0.25 per Trust Unit since May 2005. The payout ratio in the first three months of 2006 decreased by 7% when compared to the same period in 2005 as a result of funds from operations increasing by 3% for the three months ended March 31, 2006, and cash distributions decreasing by 4%.

Cash distributions are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders, while continuing to grow the Fund.

Revenue

($000)	Three months ended March 31 2006	2005	% change
Natural gas excluding hedging	$ 51,458	$ 50,662	2%
Realized hedging losses	-	(342)	-
Natural gas including hedging	$ 51,458	$ 50,320	2%
Crude oil and NGLs excluding hedging	$ 35,443	$ 32,889	8%
Realized hedging losses	-	-	-
Crude oil and NGLs including hedging	$ 35,443	$ 32,889	8%
Total revenue	**$ 86,901**	**$ 83,209**	**4%**

Petroleum and natural gas revenues have increased slightly for the three months ended March 31, 2006 compared to 2005 due to a combination of stronger commodity prices offset by lower production levels.

Production

	Three months ended March 31		
	2006	2005	% change
Natural gas (mcf/d)	65,768	86,350	(24)%
Crude oil (bbls/d)	5,615	5,692	(1)%
NGLs (bbls/d)	1,145	1,200	(5)%
Total (boe/d)	**17,721**	**21,284**	**(17)%**
Natural gas (%)	62%	68%	
Crude oil (%)	32%	27%	
NGLs (%)	6%	5%	

The Fund's total daily production averaged 17,721 boe/d for the first quarter ended March 31, 2006, a decrease of 17% compared to the same period of 2005. Natural gas production decreased 24% for the three months ended March 31, 2006, as compared to 2005 with crude oil production declining 1% and NGLs production decreasing 5%. A number of unusual events occurred during the quarter which impacted Q1 production by 1,100 boe/d. These unusual events included 1) Advantage recognized the impact of several wells that had paid out whereby partners had elected working interests. This one-time adjustment reduced natural gas production by approximately 2,040 mcf/d for the three months ended March 31, 2006, 2) the quarterly production was adversely impacted by maximum rate limitations ("MRL") initiated on our Chip Lake and Nevis properties beginning January 1, 2006. As a result of these MRL restrictions, production for the three months ended March 31, 2006 was reduced by roughly 450 boe/d. The Fund is actively pursuing approval of waterflood applications at these two properties in order to attain relief from MRL restrictions, 3) Advantage disposed of minor non-core properties which resulted in reduced natural gas production of approximately 840 mcf/d as compared to the first quarter of 2005 and, 4) production at David and Girouxville was shut-in due to capacity constraints at third party facilities, reducing natural gas production by approximately 1,050 mcf/d. These properties are expected to come back on-stream by the end of the second quarter of 2006.

In total the adjustments noted above impacted quarterly natural gas production by approximately 4,875 mcf/d. In addition, natural gas production declined as a result of the Fund shifting its capital development program towards oil development at the end of Q1 2005 due to superior economics. We anticipate lower rates of decline on our existing natural gas production in the coming quarters as the majority of high initial decline rates associated with the 2004 drilling program have occurred.

Commodity Prices and Marketing

Natural Gas

	Three months ended March 31		
($/mcf)	**2006**	**2005**	**% change**
Realized natural gas prices			
Excluding hedging	$ 8.69	$ 6.52	33%
Including hedging	$ 8.69	$ 6.47	34%
AECO monthly index	$ 9.31	$ 6.70	39%

Realized natural gas prices, excluding hedging, increased 33% for the three months ended March 31, 2006, as compared to 2005. The price of natural gas is primarily based on supply and demand fundamentals in the North American marketplace. Due to the 2005 hurricane season in the Gulf of Mexico, production from the region has been slow to recover and there had been initial supply concerns prior to winter. Despite the supply difficulties, natural gas prices began to weaken near the end of December 2005 and the weakness has continued through the first quarter of 2006 as North America recorded one of the mildest winters on record, which had a negative effect on demand. This weather has helped to alleviate any short-term supply concerns and uncertainty regarding adequacy of current natural gas inventory, which exited winter at record levels. However, we continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas, (ii) long-term tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

Crude Oil and NGLs

($/bbl)	Three months ended March 31 2006	2005	% change
Realized crude oil prices	$ 59.42	$ 55.04	8%
Realized NGLs prices	$ 52.57	$ 43.42	21%
Realized crude oil and NGLs prices	$ 58.26	$ 53.02	10%
WTI ($US/bbl)	$ 63.88	$ 49.90	28%
$US/$Cdn exchange rate	$ 0.87	$ 0.82	6%

Realized crude oil and NGLs prices increased 10% for the three months ended March 31, 2006, as compared to the same period of 2005. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. Advantage's realized crude oil price did not increase to the same extent that WTI increased as a result of the increased strength of the Canadian dollar and the widening of Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby WTI has increased 28% for the three months ended March 31, 2006, compared to 2005. Many developments have resulted in the current price levels, including significant geopolitical and weather related issues. Concerns have also been raised regarding the lack of North American refining capacity and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained considerably resilient and the economy does not appear to be adversely impacted. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the Middle East, including global concerns with Iran's uranium enrichment program, (iii) increased world wide demand, particularly in China and India and (iv) North American refinery capacity constraints.

Commodity Price Risk

The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage Trust Units. In the past, Advantage has entered into short term hedging agreements which has had the effect of limiting downside risk associated with changes in commodity prices while foregoing the benefits of price increases. As current and future practice, Advantage may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges related only to specific acquisition or project economics. These commodity hedging activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

Advantage currently has no hedging contracts in place. The Fund had several natural gas financial instruments in the first quarter of 2005 that resulted in realized losses of $0.3 million or $0.05/mcf. The Fund's 2005 natural gas contracts expired at the end of October 2005. There were no crude oil hedges in place for the first quarter of 2005.

Royalties

	Three months ended March 31		
	2006	2005	% change
Royalties, net of Alberta Royalty Credit ($000)	$ 16,340	$ 16,365	0%
per boe	$ 10.25	$ 8.54	20%
As a percentage of revenue, excluding hedging	18.8%	19.6%	(0.8)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers. Royalties have remained stable in total due to the decline in production but have increased on a boe basis due to the increase in commodity prices. Royalties as a percentage of revenue, excluding hedging, declined slightly from comparable period.

Operating Costs

	Three months ended March 31		
	2006	2005	% change
Operating costs ($000)	$ 15,066	$ 13,030	16%
per boe	$ 9.45	$ 6.80	39%

Operating costs have increased 16% in total and 39% per boe for the three months ended March 31, 2006 primarily due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity and lower boe production volumes. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

General and Administrative

	Three months ended March 31		
	2006	2005	% change
General and administrative expense ($000)	$ 1,966	$ 1,463	34%
per boe	$ 1.23	$ 0.76	62%

General and administrative ("G&A") expense has increased 34% for the three months ended March 31, 2006, as compared to 2005. G&A per boe for the three months increased 62% when compared to the same period of 2005. G&A expense has increased overall due to an increase in staff levels that has resulted from growth of the Fund and on a boe basis due to the higher staff levels and the lower production for the quarter.

Management Fees and Performance Incentive

	Three months ended March 31		
	2006	2005	% change
Management fee ($000)	$ 832	$ 807	3%
per boe	$ 0.52	$ 0.42	24%
Performance incentive ($000)	$ 2,680	$ -	-

The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees increased 3% in total and 24% per boe for the first three months of 2006 compared to the same period of 2005. The increase in total management fees and management fees per boe is primarily due to the increase in revenue mainly as a result of the higher commodity prices in 2006.

The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance fee. The Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees of the Fund. No amount was paid to the Manager in the first quarter of 2006 related to the performance fees as the actual amount is calculated and paid on an annual basis.

As a condition of the proposed merger with Ketch, the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of this agreement, the Fund will pay management fees and performance fees for the period January 1 to March 31, 2006 in the amount of $3.5 million, representing $0.8 million in management fees and $2.7 million in performance fees. The Manager has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement. If the proposed merger is not approved by the Unitholders, the management contract will continue.

Interest

	Three months ended March 31		
	2006	**2005**	**% change**
Interest expense ($000)	$ 3,193	$ 2,609	22%
per boe	$ 2.00	$ 1.36	47%
Average effective interest rate	4.9%	4.5%	0.4%
Bank indebtedness at March 31 ($000)	$ 278,777	$ 196,362	42%

Interest expense has increased 22% for the three months ended March 31, 2006, as compared to 2005. Interest expense per boe has increased 47% for the three months ended March 31, 2006. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund. The increased debt has been used in financing continued development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4.9% for the three months ended March 31, 2006. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

Interest and Accretion on Convertible Debentures

	Three months ended March 31		
	2006	**2005**	**% change**
Interest on convertible debentures ($000)	$ 2,345	$ 2,850	(18)%
per boe	$ 1.47	$ 1.49	(1)%
Accretion on convertible debentures ($000)	$ 461	$ 551	(16)%
per boe	$ 0.29	$ 0.29	0%
Convertible debentures maturity value at March 31 ($000)	$113,531	$ 144,504	(21)%

Interest on convertible debentures has decreased 18% and accretion on convertible debentures has decreased 16% for the three months ended March 31, 2006 as compared to the same period of 2005. This decrease has been due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest. The balance of convertible debentures outstanding has decreased 21% during the last twelve months. Interest and accretion may continue to decrease in the future if additional debentures are converted to Trust Units.

Cash Netbacks

	Three months ended March 31, 2006		Three months ended March 31, 2005	
	$000	$ per boe	$000	$ per boe
Revenue	$ 86,901	$ 54.49	$ 83,551	$ 43.62
Hedging	-	-	(342)	(0.18)
Royalties	(16,340)	(10.25)	(16,365)	(8.54)
Operating costs	(15,066)	(9.45)	(13,030)	(6.80)
Operating	**$ 55,495**	**$ 34.79**	**$ 53,814**	**$ 28.10**
General and administrative	(1,966)	(1.23)	(1,463)	(0.76)
Management fees	(832)	(0.52)	(807)	(0.42)
Interest	(3,193)	(2.00)	(2,609)	(1.36)
Interest on convertible debentures	(2,345)	(1.47)	(2,850)	(1.49)
Taxes	(529)	(0.33)	(730)	(0.38)
Funds from operations	**$ 46,630**	**$ 29.24**	**$ 45,355**	**$ 23.69**

Funds from operations of Advantage for the quarter ended March 31, 2006 increased to $46.6 million from $45.4 million in the prior year. This increase has resulted in a higher cash netback per boe of $29.24, an increase of 23% as compared to the $23.69 per boe realized during 2005. The higher cash netback is primarily due to the increase in revenues from strong commodity pricing slightly offset by higher cash expenses. Royalties increased as a direct result of the higher commodity price environment, as would be expected. Advantage pays royalties to the owners of mineral rights from which we have leases and we anticipate the royalty rate as a percentage of revenues to remain relatively consistent with past experience. Operating costs per boe for the quarter ended March 31, 2006 were $9.45, an increase of 39% from the $6.80 experienced in 2005. Operating costs have steadily increased over the past year due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

Depletion, Depreciation and Accretion

	Three months ended March 31		
	2006	2005	% change
Depletion, depreciation & accretion ($000)	$ 30,023	$ 34,766	(14)%
per boe	$ 18.82	$ 18.15	4%

Depletion and depreciation of property and equipment is provided on the "unit-of–production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has decreased 14% for the three months ended March 31, 2006 due to the 17% reduction of daily production volumes partially offset by the slight increase in the DD&A rate per boe. The increased DD&A rate is representative of industry challenges attributable to necessary capital spending activity and resulting proved reserve additions. It is common for a company to incur considerable capital spending but not to realize the associated proved reserve additions until subsequent years when there has been adequate production history. This is a particular difficulty for any company that is an active developer, such as Advantage. Furthermore, due to the intense industry competition created by the continued high commodity price environment, there has been constant pressure placed on general capital spending. These factors will persistently challenge the energy sector and increase related DD&A rates.

Taxes

Current taxes paid or payable for the quarter ended March 31, 2006 amounted to $0.5 million, compared to $0.7 million expensed for the same period of 2005. Current taxes primarily represent Federal large corporations tax and Saskatchewan resource surcharge. Federal large corporations tax is based on debt and equity levels of the Fund at the end of the year and has decreased due to present government legislation, whereby large corporations' taxes are to be gradually eliminated over the next several years. However, the

current Federal government has tabled a budget that proposes to accelerate this timeline and it is possible that the 2006 taxes may be avoided if the budget is approved in its present condition. Saskatchewan resource surcharge is based on the level of activity within the province of Saskatchewan.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended March 31, 2006, the Fund recognized an income tax reduction of $2.5 million compared to a $5.1 million recovery for 2005.

Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at March 31, 2006, the operating company had a future income tax liability balance of $96.5 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

Non-Controlling Interest

Non-controlling interest expense for the quarter ended March 31, 2006 was $29,000, a decrease of 50% from the $58,000 recognized during the same period of 2005. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant Energy Corporation that occurred at the end of 2004. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. The decrease in non-controlling interest expense is directly attributable to the continued conversion of Exchangeable Shares to Trust Units since the original issuance.

On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.

Contractual Obligations and Commitments

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

			Payments due by period				2011 &
($ millions)	**Total**	**2006**	**2007**	**2008**	**2009**	**2010**	**thereafter**
Building lease	$ 3.1	$ 1.1	$ 1.4	$ 0.6	-	-	-
Capital lease	$ 1.7	$ 0.3	$ 1.4	-	-	-	-
Pipeline/transportation	$ 4.0	$ 2.1	$ 1.6	$ 0.3	-	-	-
Convertible debentures (1)	$ 113.5	-	$ 1.8	$ 6.4	$ 58.5	-	$ 46.8
Total contractual obligations	**$ 122.3**	**$ 3.5**	**$ 6.2**	**$ 7.3**	**$ 58.5**	**-**	**$ 46.8**

(1) As at March 31, 2006, Advantage had $113.5 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price. The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.

Liquidity and Capital Resources

The following table is a summary of the Fund's capitalization structure.

($000, except as otherwise indicated)	**March 31, 2006**
Bank indebtedness (long-term)	$ 278,777
Working capital deficit	18,644
Net debt	$ 297,421
Trust Units outstanding (000) [1]	59,568
Trust Unit closing market price ($/Trust Unit)	$ 22.29
Market value	$ 1,327,771
Convertible debentures (maturity value)	$ 113,531
Total capitalization	**$ 1,738,723**

[1] Trust Units outstanding includes Trust Units issuable for the outstanding Exchangeable Shares at the applicable exchange ratio.

Unitholders' Equity, Exchangeable Shares and Convertible Debentures

Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.

As at March 31, 2006, the Fund had 59.5 million Trust Units outstanding. On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy $10.5 million of the performance incentive fee obligation related to the 2005 year. As at May 13, 2006, Advantage had 59.7 million Trust Units issued and outstanding.

Exchangeable Shares issued and outstanding were exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.20808 at March 31, 2006 and has been increased on each date that a distribution was paid on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. For the three months ended March 31, 2006, a total of 22,406 Exchangeable Shares were exchanged for 26,535 Trust Units resulting in 82,266 Exchangeable Shares outstanding at March 31, 2006. On March 8, 2006, AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006. There were no Exchangeable Shares outstanding at May 13, 2006.

As at March 31, 2006, the Fund had $113.5 million convertible debentures outstanding that were convertible to 5.7 million Trust Units based on the applicable conversion prices. During the quarter, $21.6 million convertible debentures were exchanged for the issuance of 1.1 million Trust Units.

Bank Indebtedness, Credit Facility and Other Obligations

At March 31, 2006, Advantage had bank indebtedness outstanding of $278.8 million. The Fund has a credit facility agreement with a syndicate of Canadian chartered banks. The $355 million facility consists of a $345 million extendible revolving loan facility and a $10 million operating loan facility. The Fund is currently finalizing the annual renewal of the credit facility agreement and expects the facility to increase to $400 million. The current credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows.

At March 31, 2006, Advantage had a working capital deficiency of $18.6 million. The working capital deficit has decreased from year end, mainly due to the settlement in Trust Units of the $10.5 million performance incentive fee for 2005. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows. As at March 31, 2006, accounts payable and accrued liabilities included $2.7 million related to the performance incentive fee for the first quarter of 2006, as per the agreement to internalize the management contract. The liability is expected to settle in July 2006 through the issuance of Advantage Trust Units.

Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has one capital lease outstanding at March 31, 2006 for $1.6 million that was assumed from a prior corporate acquisition.

Capital Expenditures

($000)	Three months ended March 31 2006	2005
Land and seismic	$ 2,228	$ 2,258
Drilling, completions and workovers	14,007	23,583
Well equipping and facilities	4,288	6,244
Other	466	630
	$ 20,989	$ 32,715
Purchase adjustment of Defiant acquisition	-	484
Property acquisitions	-	28
Property dispositions		(34)
Total capital expenditures	**$ 20,989**	**$ 33,193**

Advantage's growth strategy has been to acquire properties in areas where we have large land positions where the drilling opportunities are shallow to medium depth with year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.

For the three month period ended March 31, 2006, the Fund spent $21.0 million on capital expenditures. Approximately $14.0 million was expended on drilling and completion operations where the Fund drilled a total of 10.4 net (26 gross) wells. During the quarter, three oil wells were drilled at Sunset, two at Nevis, and single gas wells were drilled at Nevis and Sweetgrass. Total capital spending in Nevis was $7.0 million consisting of $5.4 million for drilling, completions and workovers and $1.6 for facilities. In the Nevis area, we completed a number of facility enhancement projects that began in 2005 and we continue to pursue a variety of development opportunities for 2006. Advantage purchased land in the David area during the quarter for $1.7 million where we plan to drill two 100% working interest wells in the second quarter of 2006. Other capital spending during the quarter related to a variety of wells, with smaller working interests, and facilities necessary to support the 2005 and 2006 activity.

The following table summarizes the various funding requirements during the three months ended March 31, 2006 and the sources of funding to meet those requirements.

Sources and Uses of Funds

($000)	Three months ended March 31, 2006
Sources of funds	
Funds from operations	$ 46,630
Increase in bank indebtedness	26,301
	$ 72,931
Uses of funds	
Capital expenditures	$ 20,989
Asset retirement expenditures	1,033
Distributions paid to Unitholders	44,054
Reduction of capital lease obligations	88
Increase in working capital	6,767
	$ 72,931

Quarterly Performance

	2006		2005				2004	
($000, except as otherwise indicated)	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**
Daily production								
Natural gas (mcf/d)	65,768	72,587	75,994	79,492	86,350	84,336	75,425	73,283
Crude oil and NGLs (bbls/d)	6,760	7,106	7,340	6,772	6,892	6,815	3,550	3,106
Total (boe/d)	17,721	19,204	20,006	20,021	21,284	20,871	16,121	15,320
Average prices								
Natural gas ($/mcf)								
Excluding hedging	$ 8.69	$ 11.68	$ 8.25	$ 7.27	$ 6.52	$ 6.64	$ 6.11	$ 6.65
Including hedging	$ 8.69	$ 10.67	$ 7.79	$ 7.30	$ 6.47	$ 6.09	$ 5.76	$ 6.20
AECO monthly	$ 9.31	$ 11.68	$ 8.15	$ 7.39	$ 6.70	$ 7.09	$ 6.62	$ 6.81
Crude oil and NGLs ($/bbl)								
Excluding hedging	$ 58.26	$ 60.14	$ 66.00	$ 56.57	$ 53.02	$ 47.05	$ 51.20	$ 45.36
Including hedging	$ 58.26	$ 59.53	$ 61.10	$ 56.24	$ 53.02	$ 47.05	$ 51.20	$ 45.36
WTI (US$/bbl)	$ 63.88	$ 60.04	$ 63.17	$ 53.13	$ 49.90	$ 48.28	$ 43.88	$ 38.31
Total revenues (before royalties)	$ 86,901	$110,172	$ 95,715	$ 87,476	$ 83,209	$ 76,742	$ 56,722	$ 54,181
Net income	$ 15,964	$ 25,846	$ 18,674	$ 26,537	$ 4,015	$ 4,855	$ 4,965	$ 9,770
per Trust Unit - basic and diluted	$ 0.27	$ 0.45	$ 0.33	$ 0.46	$ 0.07	$ 0.11	$ 0.12	$ 0.25
Funds from operations	$ 46,630	$ 60,906	$ 55,575	$ 49,705	$ 45,355	$ 34,811	$ 31,074	$ 30,693
Cash distributions declared	$ 44,459	$ 43,265	$ 43,069	$ 44,693	$ 46,339	$ 35,208	$ 28,730	$ 27,450
Payout ratio (%)	95%	71%	77%	90%	102%	101%	92%	89%

The table above highlights the Fund's performance for the first quarter of 2006 and also for the preceding seven quarters. Advantage's revenues, net income and funds from operations are lower as compared to the last several quarters primarily due to lower production in the first quarter of 2006. The current reduced production was due to a one-time adjustment for periods prior to 2006 related to several payout wells, restricted production on wells in Chip Lake and Nevis, and some minor non-core property dispositions that occurred in 2005. Advantage completed the acquisition of assets from Anadarko on September 15, 2004 and the acquisition of Defiant on December 21, 2004. These two acquisitions resulted in an increase of daily production volumes for the fourth quarter of 2004 and the first quarter of 2005. Production levels subsequently decreased due to both natural declines and high initial production declines that are normally experienced with new production.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.

Financial Reporting Update - Financial Instruments Recognition and Measurement

In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards include Section 1530 "Comprehensive Income", Section 3855 "Financial Instruments — Recognition and Measurement", and Section 3865 "Hedges". The new standards also resulted in a number of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including: financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has not yet assessed the full impact, if any, of these standards on the consolidated financial statements. However, the Fund anticipates adoption of the new standards on January 1, 2007.

Controls and Procedures

The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President Finance and Chief Financial Officer, individually, sign certifications that the financial statements together with the other financial information included in the regular filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During the first quarter of 2006, there were no significant changes that would materially affect, or is reasonably likely to materially affect, the internal controls over financial reporting.

Evaluation of Disclosure Controls and Procedures

Management of Advantage, including our President and Chief Executive Officer and Vice-President and Chief Financial Officer, has evaluated the effectiveness of the design of the disclosure controls and procedures as of March 31, 2006. Based on that evaluation, Management has concluded that the design of the disclosure controls and procedures is effective as of the end of the period, in all material respects. It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Fund's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

Business Process Project and Sarbanes-Oxley

In 2002, the United States Congress enacted the Sarbanes-Oxley Act ("SOX") that applies to all companies registered with the Securities and Exchange Commission. Section 404 of the Act requires that Management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with SOX by the given deadline. The business process project will also ensure full compliance with all similar Canadian regulations. A comprehensive project plan has been established with full support of Management and the Board of Directors. Regular updates on status of the project and developments are provided to the Fund's Audit Committee. The Fund is currently on schedule and no problems are anticipated in completing the project by the current deadline.

Outlook

Advantage's funds from operations in 2006 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Cdn exchange rate. Advantage will continue to distribute a significant portion of its cash flow in 2006 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years. Drilling activities are planned in several project areas with the most significant being Nevis, Medicine Hat, Sunset and Sweetgrass, all in Alberta and the Midale area in Saskatchewan. Recompletion activities are planned primarily at Medicine Hat, Alberta and on properties in Southeast Saskatchewan.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular – proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 13, 2006

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(thousands of dollars)	March 31, 2006 (unaudited)	December 31, 2005
Assets		
Current assets		
Accounts receivable	$ 40,805	$ 51,788
Prepaid expenses and deposits	7,463	7,791
	48,268	59,579
Fixed assets		
Property and equipment	1,317,802	1,295,235
Accumulated depletion and depreciation	(417,104)	(387,440)
	900,698	907,795
Goodwill	45,473	45,473
	$ 994,439	**$ 1,012,847**
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	$ 50,429	$ 76,371
Cash distributions payable to Unitholders	14,867	14,462
Current portion of capital lease obligations	1,616	358
	66,912	91,191
Capital lease obligations	-	1,346
Bank indebtedness (note 1)	278,777	252,476
Convertible debentures (note 2)	106,288	126,081
Asset retirement obligations	22,167	21,263
Future income taxes	96,499	99,026
	570,643	**591,383**
Non-controlling Interest		
Exchangeable shares (note 3)	**1,884**	**2,369**
Unitholders' Equity		
Unitholders' capital (note 4)	713,850	681,574
Convertible debentures equity component (note 2)	5,195	6,159
Contributed surplus (note 4)	1,036	1,036
Accumulated deficit (note 5)	(298,169)	(269,674)
	421,912	**419,095**
	$ 994,439	**$ 1,012,847**

Subsequent Event (note 7)

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income and Accumulated Deficit

(thousands of dollars, except for per Trust Unit amounts) (unaudited)	Three months ended March 31, 2006	Three months ended March 31, 2005
Revenue		
Petroleum and natural gas	$ 86,901	$ 83,209
Unrealized hedging loss	-	(11,066)
Royalties, net of Alberta Royalty Credit	(16,340)	(16,365)
	70,561	**55,778**
Expenses		
Operating	15,066	13,030
General and administrative	1,966	1,463
Management fee (note 6)	832	807
Performance incentive (note 6)	2,680	-
Interest	3,193	2,609
Interest and accretion on convertible debentures	2,806	3,401
Depletion, depreciation and accretion	30,023	34,766
	56,566	**56,076**
Income (loss) before taxes and non-controlling interest	13,995	(298)
Future income tax reduction	(2,527)	(5,101)
Income and capital taxes	529	730
	(1,998)	(4,371)
Net income before non-controlling interest	15,993	4,073
Non-controlling interest (note 3)	29	58
Net income	**15,964**	**4,015**
Accumulated deficit, beginning of period	(269,674)	(167,380)
Distributions	(44,459)	(46,339)
Accumulated deficit, end of period	**$ (298,169)**	**$(209,704)**
Net income per Trust Unit (note 4)		
Basic	**$ 0.27**	**$ 0.07**
Diluted	**$ 0.27**	**$ 0.07**

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)	Three months ended March 31, 2006	Three months ended March 31, 2005
Operating Activities		
Net income	$ 15,964	$ 4,015
Add (deduct) items not requiring cash:		
Non-cash performance incentive (note 6)	2,680	-
Future income taxes	(2,527)	(5,101)
Unrealized hedging loss	-	11,066
Accretion on convertible debentures	461	551
Depletion, depreciation and accretion	30,023	34,766
Non-controlling interest	29	58
Expenditures on asset retirement	(1,033)	(407)
Changes in non-cash working capital	(5,717)	(6,340)
Cash provided by operating activities	**39,880**	**38,608**
Financing Activities		
Units issued, net of costs	-	107,701
Increase (decrease) in bank indebtedness	26,301	(70,692)
Reduction of capital lease obligations	(88)	(444)
Cash distributions to Unitholders	(44,054)	(42,734)
Cash used in financing activities	**(17,841)**	**(6,169)**
Investing Activities		
Expenditures on property and equipment	(20,989)	(32,715)
Property acquisitions	-	(28)
Property dispositions	-	34
Purchase adjustment of Defiant acquisition	-	(484)
Changes in non-cash working capital	(1,050)	754
Cash used in investing activities	**(22,039)**	**(32,439)**
Net change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	**$ -**	**$ -**
Supplementary Cash Flow Information		
Interest paid	$ 6,643	$ 6,085
Taxes paid	$ 529	$ 597

see accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 (unaudited)

All tabular amounts in thousands except for Trust Units and per Trust Unit amounts

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2005 as set out in Advantage's Annual Report.

1. Bank Indebtedness

Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $345 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.85% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by Advantage Oil & Gas Ltd. ("AOG") to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the three months ended March 31, 2006, the effective interest rate on the outstanding amounts under the facility was approximately 4.9%.

2. Convertible Debentures

The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods. Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values.

The balance of debentures outstanding at March 31, 2006 and changes in the liability and equity components during the three months ended March 31, 2006 are as follows:

	10.00%	9.00%	8.25%	7.75%	7.50%	Total
Debentures outstanding	$ 1,862	$ 6,393	$ 5,917	$ 46,766	$ 52,593	$ 113,531
Liability component:						
Balance at Dec. 31, 2005	$ 2,453	$ 7,259	$ 8,150	$ 45,898	$ 62,321	$ 126,081
Accretion of discount	9	32	34	147	239	461
Converted to Trust Units	(651)	(1,172)	(2,580)	(2,721)	(13,130)	(20,254)
Balance at Mar. 31, 2006	**$ 1,811**	**$ 6,119**	**$ 5,604**	**$ 43,324**	**$ 49,430**	**$ 106,288**
Equity component:						
Balance at Dec. 31, 2005	$ 100	$ 323	$ 441	$ 2,430	$ 2,865	$ 6,159
Converted to Trust Units	(26)	(52)	(139)	(144)	(603)	(964)
Balance at Mar. 31, 2006	**$ 74**	**$ 271**	**$ 302**	**$ 2,286**	**$ 2,262**	**$ 5,195**

During the three months ended March 31, 2006, $21,580,000 debentures were converted resulting in the issuance of 1,119,997 Trust Units.

3. Exchangeable Shares

	Number of Shares	Amount
Balance at December 31, 2005	104,672	$ 2,369
Converted to Trust Units	(22,406)	(514)
Non-controlling interest in net income	-	29
Balance at March 31, 2006	**82,266**	**$ 1,884**
Trust Units issuable	**99,384**	

AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. Each Exchangeable Share issued by AOG was exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.20808 at March 31, 2006 and has been increased on each date that a distribution was paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. Dividends were not declared or paid on the Exchangeable Shares and the Exchangeable Shares were not publicly traded.

On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.

4. Unitholders' Equity

(a) Unitholders' Capital

(i) Authorized

Unlimited number of voting Trust Units

(ii) Issued

	Number of Units	Amount
Balance at December 31, 2005	57,846,324	$ 681,574
2005 non-cash performance incentive	475,263	10,544
Issued on conversion of debentures	1,119,997	21,218
Issued on conversion of exchangeable shares	26,535	514
Balance at March 31, 2006	**59,468,119**	**$ 713,850**

On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance fee.

(b) Trust Units Rights Incentive Plan

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2005	85,000	$ 1.93	225,000	$ 13.63
Reduction of exercise price	-	(0.75)	-	(0.75)
Balance at March 31, 2006	**85,000**	**$ 1.18**	**225,000**	**$ 12.88**
Expiration date	August 16, 2006		June 17, 2008	

The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

Pro Forma Results	**Three months ended March 31, 2006**	**Three months ended March 31, 2005**
Net income, as reported	$ 15,964	$ 4,015
Less compensation expense (recovery) for rights issued in 2002	52	(147)
Pro forma net income	$ 15,912	$ 4,162
Net income per Trust Unit, as reported		
Basic	$ 0.27	$ 0.07
Diluted	$ 0.27	$ 0.07
Net income per Trust Unit, pro forma		
Basic	$ 0.27	$ 0.08
Diluted	$ 0.27	$ 0.08

(c) Net Income per Trust Unit

The calculation of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

	Three months ended March 31, 2006	**Three months ended March 31, 2005**
Income available to Unitholders		
Basic	$ 15,964	$ 4,015
Trust Units Rights Incentive Plan – Series A	-	-
Trust Units Rights Incentive Plan – Series B	-	-
Diluted	$ 15,964	$ 4,015
Weighted average Trust Units outstanding		
Basic	58,873,831	54,191,182
Trust Units Rights Incentive Plan – Series A	80,568	66,602
Trust Units Rights Incentive Plan – Series B	96,940	40,951
Diluted	59,051,339	54,298,735

The calculation of diluted net income per Trust Unit excludes Exchangeable Shares and all series of convertible debentures as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the Exchangeable Shares and excluded from the diluted net income per Trust Unit calculation for the quarter ended March 31, 2006 were 105,661 (March 31, 2005 - 788,979). Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the quarter ended March 31, 2006 were 6,163,733 (March 31, 2005 - 7,504,026). As at March 31, 2006, the total convertible debentures outstanding were immediately convertible to 5,698,802 Trust Units (March 31, 2005 - 7,359,913) and the total Exchangeable Shares outstanding were immediately convertible to 99,384 Trust Units (March 31, 2005 - 181,882).

5. Accumulated Deficit

Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

	March 31, 2006	December 31, 2005
Accumulated Income	$ 193,673	$ 177,709
Accumulated Distributions	(491,842)	(447,383)
Accumulated Deficit	$ (298,169)	$ (269,674)

6. Management Fee and Performance Incentive Fee

The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees of the fund. No amount was paid to the Manager in the first quarter of 2006 related to the performance fees as the actual amount is calculated and paid on an annual basis.

As a condition of the proposed merger with Ketch Resources Trust (see note 7), the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of this agreement, the Fund will pay management fees and performance fees for the period January 1 to March 31, 2006 in the amount of $3.5 million. Management fees are paid quarterly and $0.8 million was payable at March 31, 2006 (March 31, 2005 - $0.8 million). Per the agreement, performance fees of $2.7 million are payable at March 31, 2006 (March 31, 2005 – nil). The Manager has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement. If the proposed merger is not approved by the Unitholders, the management contract will continue.

7. Subsequent Event

On April 25, 2006, the Fund and Ketch Resources Trust ("Ketch") announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and Ketch. Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of both Advantage's and Ketch's Unitholders. The Unitholder meetings required to approve the Arrangement will be held on June 22, 2006. An information circular dated May 12, 2006 has been prepared jointly by the trusts and mailed to Advantage and Ketch Unitholders.

The proposed merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-day volume weighted average price, ending April 24, 2006, on the Toronto Stock Exchange of $22.76 per Advantage Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees.

The Arrangement prohibits Advantage and Ketch from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to enable each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a $20 million termination fee.

Under the Arrangement, Advantage will acquire the net assets of Ketch whereby each Ketch Trust Unit will be exchanged for 0.565 of an Advantage Trust Unit, resulting in total estimated consideration at closing of $731.6 million, including acquisition costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill.

Forward-Looking Information

The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

NOTICE OF SPECIAL MEETING OF ADVANTAGE UNITHOLDERS

to be held June 22, 2006

and

Ketch
RESOURCES TRUST

NOTICE OF SPECIAL MEETING OF KETCH UNITHOLDERS

to be held June 22, 2006

and

NOTICE OF JOINT PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

JOINT INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., KETCH RESOURCES TRUST, KETCH RESOURCES LTD., ADVANTAGE EXCHANGECO II LTD., ADVANTAGE INVESTMENT MANAGEMENT LTD., 1231803 ALBERTA LTD., ADVANTAGE UNITHOLDERS AND KETCH UNITHOLDERS

May 12, 2006

*** FOR ASSISTANCE, SEE BACK COVER ***

TABLE OF CONTENTS

ADVANTAGE
ENERGY INCOME FUND

May 12, 2006

Dear Unitholders:

You are invited to attend a special meeting (the "**Advantage Meeting**") of holders ("**Advantage Unitholders**") of trust units ("**Advantage Units**") of Advantage Energy Income Fund ("**Advantage**") to be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary Alberta, at 11:00 a.m. (Calgary time) on June 22, 2006. At the meeting, you will be asked to consider a proposed arrangement (the "**Arrangement**") involving Advantage, Advantage Oil & Gas Ltd. ("**AOG**"), Advantage Investment Management Ltd. ("**AIM**"), Advantage ExchangeCo II Ltd., Ketch Resources Trust ("**Ketch**"), Ketch Resources Ltd. ("**KRL**") and 1231803 Alberta Ltd., and certain other matters. **If you cannot attend the Advantage Meeting, simply complete the enclosed form of proxy and submit it as soon as possible.**

The Arrangement will provide for the merger of Advantage and Ketch resulting in the exchange of all of the issued and outstanding trust units ("**Ketch Units**") of Ketch for Advantage Units. The combined trust, which will retain the Advantage name, is expected to be one of the largest natural gas focused royalty trusts with an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team, which will include key personnel from both Advantage and Ketch. Pursuant to the Arrangement, holders ("**Ketch Unitholders**") of Ketch Units will receive for each Ketch Unit, 0.565 of an Advantage Unit.

As part of the Arrangement, Advantage has agreed to internalize its external management structure and eliminate all related fees (the "**Advantage Management Internalization**"). As a result, pursuant to the Arrangement, Advantage will acquire all of the outstanding shares of AIM for total consideration of $44 million, payable through the issuance of 1,933,216 Advantage Units. The Advantage Units issued to the holders of AIM shares will be placed in escrow releasable over a three year period, ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. Advantage will pay management fees and performance fees to AIM for the period January 1, 2006 to March 31, 2006 in the amount of $3.53 million in accordance with the terms of the existing management agreement through the issuance of 117,661 Advantage Units and not more than $850,000 in cash on the effective date of the Arrangement, (the "**Effective Date**"). AIM has agreed to forego fees for the period from April 1, 2006 to the closing of the Arrangement.

The resolution approving the Arrangement (which includes the Advantage Management Internalization) (the "**Advantage Arrangement Resolution**") must be approved by 66⅔% of the votes cast by the Advantage Unitholders voting in person or by proxy at the Advantage Meeting. The Arrangement must also be approved by 66⅔% of the votes cast by Ketch Unitholders voting in person or by proxy at the special meeting of Ketch Unitholders called to consider the Arrangement. Completion of the Arrangement is subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

At the Meeting, Advantage Unitholders will also be asked to consider and, if deemed advisable, approve the adoption by Advantage of a restricted unit incentive plan, a copy of which is attached to this information circular.

Pursuant to the terms of the restricted unit and performance plan of Ketch (the "**Ketch RTU Plan**"), the issue dates for all Ketch Units issuable pursuant to awards ("**Ketch RTU's**") granted under the Ketch RTU Plan will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last business day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement.

Holders of Ketch's 6.50% convertible debentures (the "**Ketch 6.50% Debentures**") who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Ketch Unitholders, based upon the number of Ketch Units issued upon such conversion. Holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures prior to the Effective Date will be entitled to receive Advantage Units upon conversion of such Ketch 6.50% Debentures after the Effective Date, with the number of Advantage Units and the conversion price received adjusted to give effect to the Arrangement.

All of the warrants to acquire Ketch Units ("**Ketch Warrants**") have vested as a result of the execution of the agreement providing for the Arrangement. It is a condition to the completion of the Arrangement that all Ketch Warrants shall have been exercised or terminated prior to the Effective Date. All of the directors and officers of KRL have indicated that they intend to exercise all of their Ketch Warrants prior to the Effective Date. Ketch Units issued upon exercise of the Ketch Warrants will ultimately be exchanged for Advantage Units pursuant to the Arrangement.

Advantage and Ketch believe that the merger will create a stronger single entity with a more balanced portfolio of assets. It is expected that the merged trust will be well positioned to create long-term value for Unitholders through a high quality, long life asset base and an extensive drilling inventory. Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams, which is expected to lead to a smooth integration of the two entities into one stronger organization.

Following the Arrangement, Advantage is expected to have in excess of 122 MMboe of proved plus probable reserves and a diversified production base of approximately 30,500 Boe/d comprised of approximately 70% natural gas and 30% light oil and natural gas liquids.

The combined trust will retain key personnel from both entities and will be led by Advantage's current Chief Executive Officer, Kelly Drader, who will continue as Chief Executive Officer and by Andy J. Mah from Ketch as President and Chief Operating Officer. Neil Bokenfohr, currently the Vice President Exploitation and Operations with Ketch, will also join the Advantage executive team. The Advantage Board of Directors, including Chairman Steven Sharpe, Ronald A. McIntosh, Roderick M. Myers, Carol Pennycook, Rodger A. Tourigny, Gary Bourgeois and Kelly Drader, will remain in place and will be joined by Grant B. Fagerheim, John Howard and Andy J. Mah from Ketch.

RBC Dominion Securities Inc., a member company of RBC Capital Markets, has provided our board with an opinion that as of May 12, 2006 the consideration payable by Advantage pursuant to the Arrangement is fair, from a financial point of view, to Advantage. RBC Dominion Securities Inc., a member company of RBC Capital Markets, has also provided our board with an opinion that as of May 12, 2006, the consideration payable by Advantage pursuant to the Advantage Management Internalization is fair from a financial point of view to Advantage. **Our board, based upon its own investigations, including its consideration of the fairness opinions of RBC Dominion Securities Inc., a member company of RBC Capital Markets, has unanimously determined that the Arrangement is in the best interest of Advantage and the Advantage Unitholders, and has, based on the opinion of RBC Dominion Securities Inc., a member company of RBC Capital Markets, unanimously determined that the Arrangement is fair, from a financial point of view to Advantage, and unanimously recommends that Advantage Unitholders vote in favour of the Advantage Arrangement Resolution (including the Advantage Management Internalization).** See "*The Arrangement – Advantage Fairness Opinions*" and Appendix E, the "*Advantage Fairness Opinions*".

The accompanying joint information circular and proxy statement of Advantage and Ketch contains a detailed description of the Arrangement as well as detailed information regarding Advantage and Ketch. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of the Information Circular. If you are unable to attend the Advantage Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the meeting.

On behalf of the directors of AOG, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Advantage in the past will continue in respect of the new merged Advantage should a favourable vote be obtained. We look forward to seeing you at the meeting.

Yours very truly,
(signed) "*Kelly Drader*"
Kelly Drader, President and Chief Executive Officer
Advantage Oil & Gas Ltd., on behalf of
Advantage Energy Income Fund

May 12, 2006

Dear Unitholders:

You are invited to attend a special meeting (the "**Ketch Meeting**") of holders ("**Ketch Unitholders**") of trust units ("**Ketch Units**") of Ketch Resources Trust ("**Ketch**") to be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary Alberta, at 9:00 a.m. (Calgary time) on June 22, 2006. At the meeting, you will be asked to consider a proposed arrangement (the "**Arrangement**") involving Advantage Energy Income Fund ("**Advantage**"), Advantage Oil & Gas Ltd., Advantage Investment Management Ltd. ("**AIM**"), Advantage ExchangeCo II Ltd., Ketch, Ketch Resources Ltd. ("**KRL**") and 1231803 Alberta Ltd. and certain other matters. **If you cannot attend the Ketch Meeting, simply complete the enclosed form of proxy and submit it as soon as possible.**

The Arrangement will provide for the merger of Advantage and Ketch resulting in the exchange of all of the issued and outstanding Ketch Units for trust units ("**Advantage Units**") of Advantage. The combined trust, which will retain the Advantage name, is expected to be one of the largest natural gas focused royalty trusts with an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team, which will include key personnel from both Advantage and Ketch. Pursuant to the Arrangement, Ketch Unitholders will receive for each Ketch Unit, 0.565 of an Advantage Unit.

As part of the Arrangement, Advantage has agreed to internalize its external management structure and eliminate all related fees (the "**Advantage Management Internalization**"). As a result, pursuant to the Arrangement, Advantage will acquire all of the outstanding shares of AIM for total consideration of $44 million, payable through the issuance of 1,933,216 Advantage Units. The Advantage Units issued to the holders of AIM shares will be placed in escrow releasable over a three year period, ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. Advantage will pay management fees and performance fees to AIM for the period January 1, 2006 to March 31, 2006 in the amount of $3.53 million in accordance with the terms of the existing management agreement through the issuance of 117,661 Advantage Units and not more than $850,000 in cash on the effective date of the Arrangement (the "**Effective Date**"). AIM has agreed to forego fees for the period from April 1, 2006 to the closing of the Arrangement.

The resolution approving the Arrangement (the "**Ketch Arrangement Resolution**") must be approved by 66⅔% of the votes cast by the Ketch Unitholders voting in person or by proxy at the Ketch Meeting. The Arrangement must also be approved by 66⅔% of the votes cast by the holders of Advantage Units ("**Advantage Unitholders**") voting in person or by proxy at the special meeting of Advantage Unitholders called to consider the Arrangement. Completion of the Arrangement is subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

Pursuant to the terms of our restricted unit and performance plan (the "**Ketch RTU Plan**"), the issue dates for all Ketch Units issuable pursuant to awards ("**Ketch RTU's**") granted under the Ketch RTU Plan, will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement.

Holders of our 6.50% convertible debentures (the "**Ketch 6.50% Debentures**") who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Ketch Unitholders, based upon the number of Ketch Units issued upon such conversion. Holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures prior to the Effective Date will be entitled to receive Advantage Units upon conversion of such Ketch 6.50% Debentures after the Effective Date, with the number of Advantage Units received and the conversion price adjusted to give effect to the Arrangement.

All of the warrants to acquire Ketch Units ("**Ketch Warrants**") have vested as a result of the execution of the agreement providing for the Arrangement. It is a condition to the completion of the Arrangement that all Ketch Warrants shall have been exercised or terminated prior to the Effective Date. All of our directors and officers have indicated that they intend to exercise all Ketch Warrants held by them prior to the Effective Date. Ketch Units issued upon exercise of the Ketch Warrants will ultimately be exchanged for Advantage Units pursuant to the Arrangement.

Advantage and Ketch believe that the merger will create a stronger single entity with a more balanced portfolio of assets. It is expected that the merged trust will be well positioned to create long-term value for Unitholders through a high quality, long life asset base and an extensive drilling inventory. Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams, which is expected to lead to a smooth integration of the two entities into one stronger organization.

Following the Arrangement, Advantage is expected to have in excess of 122 MMboe of proved plus probable reserves and a diversified production base of approximately 30,500 Boe/d comprised of approximately 70% natural gas and 30% light oil and natural gas liquids.

The combined trust will retain key personnel from both entities and will be led by Advantage's current Chief Executive Officer, Kelly Drader who will continue as Chief Executive Officer and by Andy J. Mah from Ketch as President and Chief Operating Officer. Neil Bokenfohr, currently the Vice President, Exploitation and Operations with Ketch will also join the Advantage executive team. The Advantage Board of Directors, including Chairman Steven Sharpe, Ronald A. McIntosh, Roderick M. Myers, Carol Pennycook, Rodger A. Tourigny, Gary Bourgeois and Kelly Drader, will remain in place and will be joined by Grant B. Fagerheim, John Howard and Andy J. Mah from Ketch.

BMO Nesbitt Burns Inc. and Tristone Capital Inc. have provided our board with opinions that the consideration to be received by holders of Ketch Units pursuant to the Arrangement is fair, from a financial point of view, to holders of Ketch Units. **Our board, based upon its own investigations, including its consideration of the fairness opinions of BMO Nesbitt Burns Inc. and Tristone Capital Inc., has unanimously determined that the Arrangement is in the best interests of Ketch and the Ketch Unitholders, and has, based on the opinion of its financial advisors, BMO Nesbitt Burns Inc. and Tristone Capital Inc., unanimously determined that the Arrangement is fair, from a financial point of view, to Ketch Unitholders and unanimously recommends approval of the Arrangement by Ketch Unitholders. See *"The Arrangement – Ketch Fairness Opinions"* and Appendix F – the *"Ketch Fairness Opinion"*.**

The accompanying joint information circular and proxy statement of Advantage and Ketch contains a detailed description of the Arrangement as well as detailed information regarding Advantage and Ketch. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of the Information Circular. If you are unable to attend the meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the meeting.

Ketch Unitholders who are Canadian residents will generally realize a capital gain or loss for Canadian federal income tax purposes as a result of the Arrangement. However, such Ketch Unitholders may obtain a tax-deferred rollover by following the procedure described in the information circular for making a joint tax election in respect of their exchange of Ketch Units, and such Ketch Unitholders are urged to consult their own advisors regarding the deadlines and procedure for making the election which are appropriate to their circumstances.

On behalf of the directors of KRL, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Ketch in the past will continue in respect of the new merged Advantage should a favourable vote be obtained. We look forward to seeing you at the meeting.

Yours very truly,

(signed) "*Andy Mah*"
Andy Mah, President
Ketch Resources Ltd., the administrator of
Ketch Resources Trust

ADVANTAGE ENERGY INCOME FUND
NOTICE OF SPECIAL MEETING OF ADVANTAGE UNITHOLDERS
to be held June 22, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated May 12, 2006, a special meeting (the "**Advantage Meeting**") of the holders ("**Advantage Unitholders**") of trust units ("**Advantage Units**") of Advantage Energy Income Fund ("**Advantage**") will be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on June 22, 2006, at 11:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Advantage Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 12, 2006 (the "**Information Circular**") to approve a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "**Arrangement**"), which includes, without limitation:

    (i) the exchange of each issued and outstanding trust unit ("**Ketch Unit**") of Ketch Resources Trust ("**Ketch**") for Advantage Units on the basis of 0.565 of an Advantage Unit for each Ketch Unit; and

    (ii) the internalization of the external management structure of Advantage through the purchase of all of the outstanding shares of Advantage Investment Management Ltd. ("**AIM**") for an aggregate of 1,933,216 Advantage Units,

    all as more particularly described in the Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a restricted unit performance plan (the "**Advantage RU Plan**") for Advantage, a copy of which is set forth in Appendix I to the Information Circular; and

(c) to transact such further and other business as may properly be brought before the Advantage Meeting or any adjournment thereof.

It is a condition to the completion of the Arrangement that both the Arrangement and the Advantage RU Plan are approved at the Advantage Meeting and that the Arrangement is approved at the Ketch Meeting.

Specific details of the matters to be put before the Advantage Meeting are set forth in the Information Circular.

The record date (the "**Advantage Record Date**") for determination of Advantage Unitholders entitled to receive notice of and to vote at the Advantage Meeting is May 12, 2006. Only Advantage Unitholders whose names have been entered in the register of Advantage Units on the close of business on the Advantage Record Date will be entitled to receive notice of and to vote at the Advantage Meeting. Holders of Advantage Units who acquire Advantage Units after the Advantage Record Date will not be entitled to vote such Advantage Units at the Advantage Meeting.

Pursuant to the Interim Order, each Advantage Unit entitled to be voted at the Advantage Meeting will entitle the holder to one vote at the Advantage Meeting.

An Advantage Unitholder may attend the Advantage Meeting in person or may be represented by proxy. Advantage Unitholders who are unable to attend the Advantage Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Advantage Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 4:30 p.m. (Calgary time) on June 20, 2006 or the last business day prior to the date of any adjournment of the Advantage Meeting.

A proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement. Holders of Advantage Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form. For assistance, see the back cover of this Information Circular.

Registered holders of Advantage Units have the right to dissent with respect to the Advantage Arrangement Resolution and, if the Advantage Arrangement Resolution becomes effective, to be paid the fair value of their Advantage Units in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. An Advantage Unitholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Appendix H to the Information Circular. A dissenting Advantage Unitholder must send Advantage, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., a written objection to the Advantage Arrangement Resolution, which written objection must be received by 4:00 p.m. on June 21, 2006 or the last business day immediately preceding the date of any adjournment of the Advantage Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta) may result in the loss of any right to dissent. Persons who are beneficial owners of Advantage Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Advantage Units are entitled to dissent. Accordingly, a beneficial owner of Advantage Units desiring to exercise the right to dissent must make arrangements for the Advantage Units beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Advantage Arrangement Resolution is required to be received by Advantage or, alternatively, make arrangements for the registered holder of such Advantage Units to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 12th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANTAGE OIL & GAS LTD.

(signed) "*Kelly Drader*"
Kelly Drader, President and Chief Executive Officer
Advantage Oil & Gas Ltd., on behalf of
Advantage Energy Income Fund

KETCH RESOURCES TRUST
NOTICE OF SPECIAL MEETING OF KETCH UNITHOLDERS
to be held June 22, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated May 12, 2006, a special meeting (the "**Ketch Meeting**") of the holders ("**Ketch Unitholders**") of trust units ("**Ketch Units**") of Ketch Resources Trust ("**Ketch**") will be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on June 22, 2006, at 9:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Ketch Arrangement Resolution**"), the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated May 12, 2006 (the "**Information Circular**") to approve a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "**Arrangement**"), all as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Ketch Meeting or any adjournment thereof.

Specific details of the matters to be put before the Ketch Meeting are set forth in the Information Circular.

The record date (the "**Ketch Record Date**") for determination of Ketch Unitholders entitled to receive notice of and to vote at the Ketch Meeting is May 12, 2006. Only Ketch Unitholders whose names have been entered in the register of Ketch Units on the close of business on the Ketch Record Date will be entitled to receive notice of and to vote at the Ketch Meeting. Holders of Ketch Units who acquire Ketch Units after the Ketch Record Date will not be entitled to vote such Ketch Units at the Ketch Meeting.

Pursuant to the Interim Order, each Ketch Unit entitled to be voted at the Ketch Meeting will entitle the holder to one vote at the Ketch Meeting.

A Ketch Unitholder may attend the Ketch Meeting in person or may be represented by proxy. Ketch Unitholders who are unable to attend the Ketch Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Ketch Meeting or any adjournment thereof. To be effective, the proxy must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 by 4:30 p.m. (Calgary time) on June 20, 2006 or the last business day prior to the date of any adjournment of the Ketch Meeting.

A proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement. Holders of Ketch Units who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form. For assistance, see the back cover of this Information Circular.

Registered holders of Ketch Units have the right to dissent with respect to the Ketch Arrangement Resolution and, if the Ketch Arrangement Resolution becomes effective, to be paid the fair value of their Ketch Units in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Ketch Unitholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Appendix H to the Information Circular. A dissenting Ketch Unitholder must send to Ketch, c/o its counsel, Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta T2P 5H1, Attention: Tristram J. Mallett, a written objection to the Ketch Arrangement Resolution, which written objection must be received by 4:00 p.m. on June 21, 2006 or the last business day immediately preceding the date of any adjournment of the Ketch Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), may result in the loss of any right to dissent. Persons who are beneficial owners of Ketch Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be

aware that only the registered holders of Ketch Units are entitled to dissent. Accordingly, a beneficial owner of Ketch Units desiring to exercise the right to dissent must make arrangements for the Ketch Units beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Ketch Arrangement Resolution is required to be received by Ketch or, alternatively, make arrangements for the registered holder of such Ketch Units to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 12th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF KETCH RESOURCES LTD.

(signed) "*Andy Mah*"
Andy Mah, President
Ketch Resources Ltd., the administrator of
Ketch Resources Trust

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, *INTER ALIA*, ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., KETCH RESOURCES TRUST, KETCH RESOURCES LTD., ADVANTAGE EXCHANGECO II LTD., ADVANTAGE INVESTMENT MANAGEMENT LTD., 1231803 ALBERTA LTD., THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND AND THE UNITHOLDERS OF KETCH RESOURCES TRUST

NOTICE OF JOINT PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of Advantage Energy Income Fund ("**Advantage**"), Advantage Oil & Gas Ltd. ("**AOG**") Ketch Resources Trust ("**Ketch**"), Ketch Resources Ltd. ("**KRL**"), Advantage ExchangeCo II Ltd. ("**Advantage ExchangeCo**"), Advantage Investment Management Ltd. ("**AIM**") and 1231803 Alberta Ltd., ("**MFCorp**"), with respect to a proposed arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving *inter alia*, Advantage, AOG, Ketch, KRL, Advantage ExchangeCo, AIM, MFCorp, the holders of trust units of Advantage (the "**Advantage Unitholders**") and the holders of trust units of Ketch (the "**Ketch Unitholders**"), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Advantage and Ketch dated May 12, 2006, accompanying this Notice of Joint Petition. At the hearing of the Petition, Advantage, Ketch, AOG, Ketch, KRL, Advantage ExchangeCo, AIM and MFCorp intend to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on Advantage, AOG, Ketch, KRL, Advantage ExchangeCo, AIM and MFCorp, the Advantage Unitholders and the Ketch Unitholders and all other affected persons on and after the Effective Date, as defined in the Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States of America afforded by Section 3(a)(10) of the *U.S. Securities Act of 1933*, as amended, with respect to the trust units of Advantage to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta, on the 22nd day of June, 2006 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Advantage Unitholder, Ketch Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. **Any Advantage Unitholder, Ketch Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Advantage and Ketch on or before noon (Calgary time) on June 16, 2006, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.** Service on Advantage and Ketch is to be effected by delivery to the solicitors for Advantage and the solicitors for Ketch at their respective addresses set out below. If any

Advantage Unitholder, Ketch Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Advantage, AOG, Ketch, KRL, Advantage ExchangeCo, AIM and MFCorp and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Advantage Unitholders and Ketch Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement and has directed that registered Advantage Unitholders and Ketch Unitholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Advantage Unitholders, Ketch Unitholders or any other interested party requesting the same by the under mentioned solicitors for Advantage or Ketch upon written request delivered to such solicitors as follows:

Solicitors for Advantage:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: Daniel J. McDonald, Q.C.

Solicitors for Ketch:

Osler, Hoskin & Harcourt LLP
Suite 2500, TransCanada Tower
450 – 1st Street S.W.
Calgary, Alberta T2P 5H1
Attention: Tristram J. Mallett

DATED at the City of Calgary, in the Province of Alberta, this 12th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANTAGE OIL & GAS LTD.

(signed) "*Kelly Drader*"
Kelly Drader, President and Chief Executive Officer
Advantage Oil & Gas Ltd., on behalf of
Advantage Energy Income Fund

BY ORDER OF THE BOARD OF DIRECTORS OF KETCH RESOURCES LTD.

(signed) "*Andy Mah*"
Andy Mah, President
Ketch Resources Ltd., the administrator of
Ketch Resources Trust

JOINT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of: (i) the management of AOG for use at the Advantage Meeting and any adjournment thereof; and (ii) the management of KRL for use at the Ketch Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Advantage contained in this Information Circular has been provided by Advantage. Although Ketch has no knowledge that would indicate that any of such information is untrue or incomplete, Ketch does not assume any responsibility for the accuracy or completeness of such information or the failure by Advantage to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Ketch.

The information concerning Ketch contained in this Information Circular has been provided by Ketch. Although Advantage has no knowledge that would indicate that any of such information is untrue or incomplete, Advantage does not assume any responsibility for the accuracy or completeness of such information or the failure by Ketch to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Advantage.

Advantage and Ketch have engaged Kingsdale to encourage the return of completed proxies by Unitholders, to solicit proxies in favour of the Arrangement Resolutions and the other matters to be considered at the Meetings, and to assist Ketch Unitholders in completing and returning the Letters of Transmittal. The fees for the information agent and proxy solicitation services provided by Kingsdale are based on a flat fee program management fee and a communications fee (per contact). Advantage and Ketch do not expect that the costs in respect of such services will exceed $200,000. Fees payable to Kingsdale will be paid by Ketch and Advantage.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which agreement is attached as Appendix D to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "*Glossary of Terms*". Information contained in this Information Circular is given as of May 12, 2006 unless otherwise specifically stated.

Distributable Cash

This Information Circular contains information regarding cash distributions paid and declared and payable by each of Advantage and Ketch as well as Advantage's ongoing distribution policy assuming the Arrangement is effective. A return on an investment in Units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in Advantage or Ketch is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Advantage intends to make distributions of its available cash to Advantage Unitholders following completion of the Arrangement, these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** In addition, the market value of Advantage Units may decline if Advantage's cash distributions decline in the future, and any such market value decline may be material. **It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "*Information Concerning Advantage Energy Income Fund – Risk Factors*", "*Information Concerning Ketch Resources Trust – Risk Factors*" and "*Pro Forma Information Concerning Advantage After Giving Effect to the Arrangement – Risk Factors*" in this Information Circular. These sections also describe Advantage's and Ketch's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.**

The after tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting a Canadian investor's after tax return. Returns on capital are generally taxed as ordinary income in the hands of a Canadian Unitholder. Returns of capital in Canada are generally tax deferred (and reduce a Unitholder's cost base in the Unit for tax purposes). See "*The Arrangement – Canadian Federal Income Tax Considerations*".

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements. Unitholders and potential investors can identify many of these statements by looking for words such as "may", "believe", "expects", "will", "intends", "should", "plan", "predict", "potential", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving Advantage or Ketch; amounts to be retained by Advantage for growth; capital expenditures; the amount and timing of the payment of the distributions of Advantage; payout ratios; expectation of future production rates; access to credit facilities, capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of AOG's and KRL's management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Advantage and Ketch believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, imprecision of reserve estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management or oilfield services, failure to realize the anticipated benefits of the Arrangement, stock market volatility and the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The information contained in this Information Circular, including the documents incorporated by reference herein and the information set forth under the headings "*Risk Factors*", identifies additional factors that could affect the operating results and performance of Advantage and Ketch. We urge Unitholders and potential investors to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Advantage and Ketch undertake no obligation to publicly update such forward-looking

statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Barrel of Oil Equivalency

The term "barrels of oil equivalent" ("Boe") may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Advantage Units and Ketch Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their own name ("**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for Advantage or Ketch, as the case may be, as the registered holders of Units can be recognized and acted upon at the applicable Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder's name on the records of Advantage or Ketch. Such Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms. Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. Advantage and Ketch may not know for whose benefit the Units registered in the name of CDS & Co. are held. The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial unitholders in order to ensure that their Units are voted at the applicable Meeting. Often, the form of proxy supplied to a beneficial unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the beneficial unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable voting instruction form in lieu of the form of proxy. The beneficial holder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively the beneficial holder can call a toll-free telephone number or access the internet to vote the units held by the beneficial holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of units to be represented at a meeting. A beneficial unitholder receiving a *voting instruction form cannot use that voting instruction form to* vote Units *directly at the* Advantage Meeting or the Ketch Meeting as the voting instruction form must be returned as directed by ADP Investor Communications well in advance of the applicable Meeting in order to have the Units voted.

Although you may not be recognized directly at the Advantage Meeting or the Ketch Meeting for the purposes of voting Advantage Units or Ketch Units registered in the name of your broker or other intermediary, you may attend at the Advantage Meeting or the Ketch Meeting, as the case may be, as a proxyholder for the registered holder and vote your Advantage Units or Ketch Units in that capacity. If you wish to attend the applicable Meeting and vote your own Advantage Units or Ketch Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Advantage Meeting or the Ketch Meeting.

See "*General Proxy Matters*".

Supplementary Disclosure – Non-Canadian GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry. "Cash flow from operations", "distributable cash", "income available for distribution", "cash-on-cash yield" and "available cash" are not defined by Canadian GAAP and are referred to as non-Canadian GAAP measures. Management believes that use of these non-GAAP terms is appropriate as they provide Unitholders with useful information. Cash flow from operations is a useful measure as it demonstrates the amount available to make distributions, repay debt and to fund future growth through capital investment. Management of AOG and KRL also use cash flow from operations to analyze operating performance and leverage. Cash flow from operations should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. Advantage's and Ketch's determination of cash flow from operations or cash flow from operations per unit (basic and diluted) may not be comparable to the calculation of similar measures for other entities. Cash flow from operations per unit is calculated using the basic and diluted weighted average number of units for the period. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow from operations, distributable cash and income available for distribution and cash-on-cash yield should not be construed as an alternate to net income (loss) as determined by Canadian GAAP and may not be comparable to similar measures disclosed by other issuers. The reconciliation of cash flow from operations to net income (loss) from operating activities can be found in the statement of cash flow as detailed in the consolidated financial statements of Advantage and Ketch included or incorporated by reference in this Information Circular. AOG's and KRL's management's discussion and analysis, incorporated herein, also contains other terms such as "net debt" and "operating netbacks", which are not recognized measures under Canadian GAAP. Management of AOG and KRL believe these measures are useful supplemental measures of firstly, the total amount of current and long-term debt the issuer has and secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income (loss) determined in accordance with Canadian GAAP as measures of performance. Advantage's and Ketch's method of calculating these non-GAAP measures may differ from other companies, and, accordingly, may not be comparable to measures used by other companies. **Investors are also cautioned that cash-on-cash yield represents a blend of return of the investor's initial investment and a return on the investor's initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Information For United States Unitholders

None of the securities to be issued to United States Unitholders in exchange for their Units under the Arrangement have been or will be registered under the 1933 Act, and such securities are being issued to United States Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meetings is not subject to the proxy requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Advantage and Ketch contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited pro forma and historical financial and operating statements of Advantage and Ketch included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

However, Advantage has filed with the SEC annual reports on Form 40-F for the year ended December 31, 2005, which include audited consolidated financial statements for the years ended December 31, 2005 and 2004 prepared

in accordance with Canadian GAAP. In accordance with the requirements of U.S. Securities Laws, Advantage's Form 40-F includes information on the material variations in the accounting principles, practices and methods used in preparing such financial statements from the principles, practices and methods generally accepted in the United States with respect to financial statements in the Form 40-F. Advantage's Form 40-F for the year ended December 31, 2005 may be obtained for free at the SEC's internet web site at ***www.sec.gov***.

In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Advantage and Ketch are trusts settled under the laws of the Province of Alberta, that their officers and directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Advantage, Ketch, AOG and KRL and such other Persons are, or will be, located outside the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were "affiliates" of Advantage, Ketch, AOG or KRL immediately prior to the Arrangement and Persons who are "affiliates" of Advantage or AOG after the Arrangement. See "*The Arrangement – Securities Law Matters – United States*" in this Information Circular.

See "*The Arrangement – United States Federal Income Tax Considerations*" for certain information concerning the tax consequences of the Arrangement for Unitholders who are United States taxpayers.

THE ADVANTAGE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	3 Months Ended March 31,	**Year Ended December 31,**		
	2006	2005	2004	2003
Rate at end of Period	$0.8569	$0.8579	$0.8310	$0.7738
Average rate during Period	$0.8738	$0.8241	$0.7719	$0.7205
High	$0.8834	$0.8690	$0.8493	$0.7738
Low	$0.8528	$0.7872	$0.7158	$0.6350

On May 11, 2006, the noon buying rate for $1.00 Canadian was $0.9100 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof.

"**000s**" means thousands;

"**1933 Act**" means the *United States Securities Act of 1933*, as amended;

"**1934 Act**" means the *United States Securities Exchange Act of 1934*, as amended;

"**1146921**" means 1146921 Alberta Ltd., a corporation incorporated under the ABCA and since amalgamated under the ABCA with KRL, Bear Creek Energy Ltd. and KRL Acquisition Corp. to form the Administrator as a step to the Ketch Arrangement;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" means, with respect to Advantage or Ketch, any inquiry or the making of any proposal to such Party or its Unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its Unitholders of any securities of such Party (other than on exercise or conversion of currently outstanding Advantage Rights, Advantage Debentures, Ketch 6.50% Debentures or pursuant to the Ketch DRIP or Ketch Warrants, as applicable) or its Subsidiaries; (ii) any acquisition of assets representing more than 20% of the total assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under the Arrangement Agreement or the Arrangement;

"**Administrator**" or "**KRL**" means Ketch Resources Ltd., a corporation formed by the amalgamation under the ABCA of KRL, Bear Creek Energy Ltd., 1146921 and KRL Acquisition Corp., as a step to the Ketch Arrangement;

"**Advantage**" means Advantage Energy Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Advantage Trust Indenture;

"**Advantage 7.50% Debentures**" means the 7.50% convertible unsecured subordinated debentures of Advantage;

"**Advantage 7.75% Debentures**" means the 7.75% convertible unsecured subordinated debentures of Advantage;

"**Advantage 8.25% Debentures**" means the 8.25% convertible unsecured subordinated debentures of Advantage;

"**Advantage 9% Debentures**" means the 9% convertible unsecured subordinated debentures of Advantage;

"**Advantage 10% Debentures**" means the 10% convertible unsecured subordinated debentures of Advantage;

"**Advantage AIF**" means the Annual Information Form of Advantage dated March 7, 2006 incorporated by reference into this Information Circular;

"**Advantage Arrangement Parties**" means Advantage, AOG, AIM and Advantage ExchangeCo;

"**Advantage Arrangement Resolution**" means the special resolution in respect of the Arrangement, including the Advantage Management Internalization, in substantially the form attached as Appendix A to the Information Circular to be voted upon by Advantage Unitholders at the Advantage Meeting;

"**Advantage Board**" or "**Advantage Board of Directors**" means the board of directors of AOG as it may be comprised from time to time;

"**Advantage Common Shares**" means the common shares of AOG;

"**Advantage Credit Facilities**" means the credit facilities described under the heading "*Information Concerning Advantage Energy Income Fund – External Debt*";

"**Advantage Damages Event**" means the events described in the Arrangement Agreement which, upon their occurrence would require payment by Ketch of the Advantage Termination Fee;

"**Advantage Debentures**" means, collectively, the Advantage 7.50% Debentures, the Advantage 7.75% Debentures, the Advantage 8.25% Debentures, the Advantage 9% Debentures and the Advantage 10% Debentures;

"**Advantage Debenture Indentures**" means the debenture indenture dated October 18, 2002 governing the terms and conditions of the Advantage 10% Debentures, the debenture indenture dated July 8, 2003 governing the terms and conditions of the Advantage 9% Debentures, the first supplemental debenture indenture dated December 2, 2003 governing the terms and conditions of the Advantage 8.25% Debentures, and the second supplemental indenture dated September 14, 2004 governing the terms and conditions of the Advantage 7.75% Debentures and the Advantage 7.50% Debentures, in each case among Advantage, AOG and the Advantage Debenture Trustee;

"**Advantage Debenture Trustee**" means Computershare Trust Company of Canada;

"**Advantage ExchangeCo**" means Advantage ExchangeCo II Ltd., a corporation incorporated under the ABCA;

"**Advantage ExchangeCo Shares**" means the common shares of Advantage ExchangeCo;

"**Advantage Fairness Opinions**" means the opinions of RBC Dominion Securities Inc., a member company of RBC Capital Markets, dated May 12, 2006, copies of which are attached as Appendix E to this Information Circular;

"**Advantage Internalization Letter Agreement**" means the letter agreement dated April 24, 2006 among Advantage, AOG and AIM;

"**Advantage Management Agreement**" means the management agreement dated May 24, 2001, as amended and restated on October 4, 2004 and December 30, 2005 among AIM, AOG and the Advantage Trustee;

"**Advantage Management Internalization**" means the internalization of AIM as contemplated by the Arrangement and the Advantage Internalization Letter Agreement;

"**Advantage Material Agreements**" means, collectively, the Advantage Management Agreement, the Advantage Trust Indenture, the Advantage Debenture Indentures, the Advantage Shareholder Agreement and the Advantage Royalty Agreement;

"**Advantage Meeting**" means the special meeting of Advantage Unitholders to be held to consider, among other things, the Arrangement Resolution (including the Advantage Management Internalization), the Advantage RU Plan and related matters, and any adjournment(s) thereof;

"**Advantage Notes**" means the unsecured subordinated promissory notes of AOG issued from time to time;

"**Advantage Parties**" means, collectively and taken as a whole, Advantage and AOG and "**Advantage Party**" means either one of them;

"**Advantage Record Date**" means 5:00 p.m. (Calgary time) on May 12, 2006;

"**Advantage Redemption Notes**" or "**Redemption Notes**" means debt securities of Advantage issued from time to time to satisfy the redemption price of Advantage Units;

"**Advantage Report**" means the report of Sproule dated February 21, 2006 with an effective date of December 31, 2005 evaluating Advantage's oil, natural gas liquids and natural gas reserves;

"**Advantage Rights**" means the outstanding rights to acquire Advantage Units pursuant to the Advantage Rights Incentive Plan;

"**Advantage Rights Incentive Plan**" means the trust unit rights incentive plan of Advantage;

"**Advantage Royalty**" means the 95% interest in AOG's oil and natural gas and related hydrocarbons within, upon or under, certain of its oil and natural gas properties granted pursuant to the Advantage Royalty Agreement;

"**Advantage Royalty Agreement**" means the amended and restated royalty agreement dated December 1, 2003 between AOG and the Advantage Trustee on behalf of Advantage;

"**Advantage RU Plan**" means the Advantage restricted unit incentive plan attached hereto as Appendix I proposed to be implemented in connection with the Arrangement as described under the heading "*Other Matters to be Considered at the Advantage Meeting*";

"**Advantage RU Resolution**" means the resolution of the Advantage Unitholders to be considered at the Advantage Meeting in respect of the Advantage RU Plan;

"**Advantage Shareholder Agreement**" means the shareholder agreement dated as of May 24, 2001 among AOG, AIM and Montreal Trust Company of Canada, as predecessor to Computershare Trust Company of Canada;

"**Advantage Service Providers**" means: (i) a director, officer or employee of Advantage or any of its Subsidiaries; (ii) any person or company engaged to provide ongoing management or consulting services for Advantage or for any entity controlled by Advantage or any of its Subsidiaries; and (iii) any person designated as such in writing by Advantage;

"**Advantage Special Committee**" means the special committee of the Advantage Board consisting of Carol Pennycook, Lamont Tolley, Steven Sharpe, Ron McIntosh, Roderick Myers and Rodger Tourigny;

"**Advantage Special Units**" means the non-voting Class A Units of Advantage;

"**Advantage Termination Fee**" means the termination fee payable upon the occurrence of specified events, as described under "*The Arrangement – Arrangement Agreement – Termination Fees – Advantage Termination Fee*";

"**Advantage Trust Indenture**" means the amended and restated trust indenture between Advantage Trustee and AOG dated as of April 17, 2001, as supplemented as of May 22, 2002 and amended and restated June 25, 2002, May 26, 2003, May 26, 2004, April 27, 2005 and December 13, 2005; as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

"**Advantage Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee under the Advantage Trust Indenture;

"**Advantage Unitholders**" means the holders, from time to time, of Advantage Units;

"**Advantage Units**" means the trust units of Advantage;

"**AIM**" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"**AIM Purchase Price**" means $44 million;

"**AIM Shares**" means the common shares in the capital of AIM;

"**AIM Shareholders**" means the holders of AIM Shares;

"**AmalgamationCo**" means the corporation to be formed upon the amalgamation of AOG, KRL, AIM and Advantage ExchangeCo pursuant to this Arrangement;

"**AOG**" means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

"**AOG Common Shares**" means the common shares of AOG;

"**AOG Preferred Shares**" means the preferred shares of AOG;

"**Applicable Canadian Securities Laws**" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"**Applicable Law**", in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Arrangement Agreement**" means the arrangement agreement dated April 24, 2006 among Advantage, AOG, Ketch, KRL, AIM and MFCorp, and any amendments thereto;

"**Arrangement Resolution**" means, in respect of the Advantage Meeting, the special resolutions in respect of the Arrangement (including the Advantage Management Internalization) to be considered at the Advantage Meeting, and in respect of the Ketch Meeting, the special resolutions in respect of the Arrangement (including the Advantage Management Internalization) to be considered at the Ketch Meeting, the full text of which is set forth in Appendices A and B to the Information Circular, as the case may be;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"**Closing Time**" shall be 8:00 a.m. (Calgary time) on the later of June 23, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Advantage and Ketch;

"**Change of Control**" means, at any time after the Effective Date:

(i) the purchase or acquisition of any Voting Securities or Convertible Securities by a Holder which results in the Holder beneficially owning, or exercising control or direction over, Voting Securities or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the Holders, the Holders would beneficially own, or exercise control or direction over, Voting Securities carrying the right to cast more than 50% of the votes attaching to all Voting Securities, but excluding any issue or sale of Voting Securities of Advantage to an investment dealer or group of investment dealers as underwriters for distribution to the public either by way of prospectus or private placement; or

(ii) the approval by Advantage Unitholders of an amalgamation, arrangement, merger or other consolidation or combination of Advantage with another entity (other than the Arrangement) which requires approval of Advantage Unitholders pursuant to its governing documents and pursuant to which Advantage Unitholders immediately thereafter do not own securities of the successor or continuing entity, which would entitle

them to cast more than 50% of the votes attaching to all securities in the capital of the successor or continuing entity, which may be cast to elect directors of that corporation; or

(iii) the election at a meeting of Advantage Unitholders of that number of persons which would represent a majority of the Board of Directors of Advantage, as directors of AOG who are not included in the slate for election as directors proposed to Advantage Unitholders; or

(iv) approval by Advantage Unitholders of the liquidation, dissolution or winding-up of Advantage; or

(v) approval by Advantage Unitholders of the sale, lease or other disposition of all or substantially all of the assets of Advantage; or

(vi) the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections i., ii., iii., iv. and v. referred to above; or

(vii) a determination by the Board of Directors of Advantage that there has been a change, whether by way of a change in the holding of the Voting Securities of Advantage, in the ownership of Advantage's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of Advantage;

"**Code**" means the United States Internal Revenue Code of 1986, as amended;

"**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

"**Competition Act Approval**" means that the Commissioner of Competition (the "**Commissioner**") appointed under the Competition Act shall have: (i) issued an advance ruling certificate under Section 102 of the Competition Act; or (ii) advised the Parties in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Parties;

"**Confidentiality Agreement**" means the confidentiality agreement dated December 5, 2005 between Ketch and Advantage;

"**Convertible Securities**" any securities convertible or exchangeable into Voting Securities or carrying the right or obligation to acquire Voting Securities;

"**Court**" means the Court of Queen's Bench of Alberta;

"**CRA**" means the Canada Revenue Agency;

"**DPSPs**" means deferred profit sharing plans;

"**Depositary**" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal;

"**Dissent Rights**" means the right of a registered Unitholder to dissent to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

"**Dissenting Advantage Unitholders**" means registered Advantage Unitholders who validly exercise Dissent Rights;

"**Dissenting Ketch Unitholders**" means registered Ketch Unitholders who validly exercise Dissent Rights;

"**Dissenting Unitholders**" means Dissenting Advantage Unitholders and Dissenting Ketch Unitholders, collectively;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"**Escrow Agreement**" means the agreements to be entered into between Computershare Trust Company of Canada, Advantage and persons receiving Advantage Units as payment of the AIM Purchase Price;

"**Fairness Opinions**" means, collectively, the Advantage Fairness Opinions and the Ketch Fairness Opinions, copies of which are attached as Appendices E and F to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Section 193(9) of the ABCA in respect of the Advantage Parties, the Advantage Unitholders, the Ketch Parties, the Ketch Unitholders, AIM and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GAAP**" means generally accepted accounting principles;

"**GLJ**" means GLJ Petroleum Consultants Ltd., independent petroleum consultants carrying on business in Calgary, Alberta;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) self-regulatory organization or stock exchange including the TSX and the NYSE, (c) any subdivision, agent, commission, board or authority of any of the foregoing, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Holder**" means a registered holder of Advantage Units or Ketch Units, as the case may be, immediately prior to the Effective Time or any Person who surrenders to the Depositary certificates representing Advantage Units or Ketch Units, as the case may be, duly endorsed for transfer to such Person;

"**Income Tax Act**" or "**Tax Act**" or "**ITA**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this joint information circular and proxy statement dated May 12, 2006, together with all appendices hereto, distributed by Advantage and Ketch in connection with the Meetings;

"**Interim Order**" means the Interim Order of the Court dated May 12, 2006 under Section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meetings and issued pursuant to the petition of Advantage, AOG, Ketch, KRL, Advantage ExchangeCo, AIM and MFCorp, a copy of which order is attached as Appendix C to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Investment Canada Act**" means the Investment Canada Act, including the regulations thereunder, as amended;

"**Investment Canada Act Approval**" means approval or deemed approval pursuant to the *Investment Canada Act* (Canada) by the applicable Minister;

"**Ketch**" means Ketch Resources Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Ketch Trust Indenture;

"Ketch 6.50% Debentures" means the 6.50% convertible extendible unsecured subordinated debentures issued on May 18, 2005 pursuant to the Ketch 6.50% Debenture Indenture;

"Ketch 6.50% Debenture Indenture" means the trust indenture dated as of May 18, 2005 between Ketch, KRL and the Ketch Debenture Trustee governing the terms of the Ketch 6.50% Debentures;

"Ketch Administration Agreement" means the administration agreement dated December 16, 2004 between the Ketch Trustee and KRL;

"Ketch AIF" means the Annual Information Form of Ketch dated March 27, 2006 incorporated by reference into this Information Circular;

"Ketch Arrangement" means the plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) involving Ketch, KRL, Bear Creek Energy Ltd., Bear Ridge Resources Ltd., Kereco Energy Ltd., Bear Creek Energy Ltd. securityholders and KRL securityholders which was completed on January 18, 2005;

"Ketch Arrangement Parties" means Ketch and KRL;

"Ketch Arrangement Resolution" means the special resolution in respect of the Arrangement, including the Advantage Management Internalization, in substantially the form attached as Appendix B to the Information Circular to be voted upon by Ketch Unitholders at the Ketch Meeting;

"Ketch Assets" means all of the property, assets and undertaking of Ketch of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Ketch's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Ketch (other than one (1) Advantage Unit), but excluding, in all cases, an amount that Ketch may be required to pay to Dissenting Unitholders pursuant to the Plan of Arrangement;

"Ketch Assumed Liabilities" means all of the liabilities and obligations of Ketch, whether or not reflected on the books of Ketch including, for greater certainty, the Ketch 6.50% Debentures, but excluding, in all cases, an amount that Ketch may be required to pay to Dissenting Unitholders pursuant to the Plan of Arrangement;

"Ketch Board of Directors" means the board of directors of KRL as it may be comprised from time to time;

"Ketch Credit Facilities means the credit facilities described under the heading "*Information Concerning Ketch Resources Trust– External Debt*";

"Ketch Damages Event" means the events described in the Arrangement Agreement which, upon their occurrence would require payment by Advantage of the Ketch Termination Fee;

"Ketch Debenture Trustee" means Valiant Trust Company;

"Ketch DRIP" means the distribution reinvestment plan and premium distribution reinvestment plan implemented by Ketch in January, 2006;

"Ketch Fairness Opinions" means the opinions of BMO Nesbitt Burns Inc. and Tristone Capital Inc. dated May 12, 2006, copies of which are attached as Appendix F to this Information Circular;

"Ketch Meeting" means the special meeting of Ketch Unitholders to be held to consider the Arrangement Resolution (including the Advantage Management Internalization) and related matters, and any adjournment(s) thereof;

"Ketch Notes" means the 9.25% unsecured, subordinated promissory notes issued by KRL and held by Ketch;

"**Ketch NPI**" means the 99% net profit interest in the resource properties of KRL granted by KRL to Ketch pursuant to the Ketch NPI Agreement;

"**Ketch NPI Agreement**" means the net profits interest agreement dated January 18, 2005 between Ketch and the Administrator pursuant to which Ketch was the granted the Ketch NPI by KRL;

"**Ketch Party**" means, collectively and taken as a whole, Ketch and KRL;

"**Ketch Record Date**" means 5:00 p.m. (Calgary time) on May 12, 2006;

"**Ketch Report**" means the report prepared by GLJ dated February 23, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves of Ketch;

"**Ketch RTU Plan**" means the restricted unit and performance plan of Ketch adopted as of January 18, 2005;

"**Ketch RTU's**" means restricted Ketch Units issued pursuant to the Ketch RTU Plan;

"**Ketch Special Committee**" means the special committee of the Ketch Board consisting of Grant Fagerheim, Gerry Romanzin, John Howard and Russell Tripp;

"**Ketch Termination Fee**" means the termination fee payable upon the occurrence of specified events, as described under "*The Arrangement – Arrangement Agreement – Termination Fees – Ketch Termination Fee*";

"**Ketch Trust Indenture**" means the trust indenture dated December 16, 2004 between the Ketch Trustee, KRL and Bear Creek Energy Ltd., as such indenture may be amended by supplemental indentures from time to time or as may be amended or restated from time to time;

"**Ketch Trustee**" means Valiant Trust Company, in its capacity as the trustee under the Ketch Trust Indenture;

"**Ketch Units**" means the trust units of Ketch;

"**Ketch Unitholders**" means the holders from time to time of Ketch Units;

"**Ketch Warrants**" means the warrants to purchase Ketch Units which, when vested, are exercisable at a price of $8.64 per Ketch Unit;

"**Kingsdale**" or "**Information Agent**" means Kingsdale Shareholder Services Inc.;

"**KRL**" means Ketch Resources Ltd., a corporation amalgamated under the ABCA;

"**KRL Common Shares**" means the common shares of KRL;

"**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

"**Letter of Transmittal**" means the Letter of Transmittal enclosed with the Information Circular pursuant to which Ketch Unitholders are required to deliver certificates representing Ketch Units in order to receive the consideration payable to them pursuant to the Arrangement;

"**Mailing Date**" means the date that Advantage and Ketch cause the mailing of the Information Circular to their respective Unitholders to occur;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of April 24, 2006, or (v) any changes arising from matters consented to or approved in writing by the Other Party;

"**Meeting**" means the Advantage Meeting or the Ketch Meeting, as applicable, and "**Meetings**" means both the Advantage Meeting and the Ketch Meeting;

"**MFCorp**" means 1231803 Alberta Ltd., a corporation incorporated under the ABCA;

"**MFCorp Assets**" means all of the property, assets and undertakings of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Advantage Special Units (other than $10.00);

"**MFCorp Assumed Liabilities**" means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

"**MFCorp Shares**" means common shares of MFCorp;

"**MFCorp Special Shares**" means special shares of MFCorp;

"**NI 51-101**" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Notice of Joint Petition**" means the Notice of Joint Petition by Advantage, AOG, Advantage ExchangeCo, AIM, MFCorp, Ketch and KRL to the Court for the Final Order which accompanies this Information Circular;

"**Notice of Meetings**" means, collectively, the Notice of Special Meeting of Advantage Unitholders and the Notice of Special Meeting of Ketch Unitholders which accompanies this Information Circular and "**Notice of Meeting**" means any one of them, as applicable;

"**NYSE**" means the New York Stock Exchange;

"**OSC Rule 61-501**" means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combination and Related Party Transactions;

"**Other Party**" means with respect to the applicable Advantage Party(ies), the applicable Ketch Party(ies) and, with respect to the applicable Ketch Party(ies), the applicable Advantage Party(ies);

"**Parties**" means, collectively, the parties to the Arrangement Agreement, and "**Party**" means any one of them, or where implied by the context, means the Advantage Parties, AIM, MFCorp or the Ketch Parties, as the case may be;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Schedule A to Appendix D to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Public Record**" means all information filed by either Advantage or Ketch, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

"**Record Date**" means the Advantage Record Date or the Ketch Record Date, as applicable;

"**Registered Holder**" means the Person whose name appears on the register of Advantage or Ketch, as applicable, as the owner of Advantage Units or Ketch Units;

"**Registrar**" means the Registrar appointed under Section 263 of the ABCA;

"**Regulation Q–27**" means Regulation Q–27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);

"**Regulation S**" means Regulation S under the 1933 Act;

"**Resident**" means a person who is not a Non-Resident;

"**RESPs**" means registered education savings plans;

"**RRSPs**" means registered retirement savings plans;

"**RRIFs**" means registered retirement income funds;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Sproule**" means Sproule Associates Limited, independent petroleum consultants, carrying on business in Calgary, Alberta;

"**Subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

"**Superior Proposal**" means a written *bona fide* Acquisition Proposal which the board of directors of KRL or AOG (as applicable) determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transactions contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of KRL or AOG (as applicable), that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law;

"**Tax**" or "**Taxes**" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income

taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Advantage or Ketch (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"**Tax Election**" means an election under Section 85 of the Tax Act made available to Residents in respect of the exchange of their Ketch Units for MFCorp Special Shares, as described in "*Canadian Federal Income Tax Considerations*";

"**Tax Returns**" means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed with any taxing authority in connection with, any Taxes;

"**TSX**" means the Toronto Stock Exchange;

"**United States Unitholders**" or "**United States Unitholder**" means any Unitholder who is, at the Effective Time, in the United States;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**Unitholder**" means a holder of Advantage Units or Ketch Units;

"**Units**" means Advantage Units or Ketch Units;

"**U.S. Person**" has the meaning ascribed thereto in Rule 902 of Regulation S under the 1933 Act;

"**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time; and

"**Voting Securities**" means any securities of Advantage ordinarily carrying the right to vote on elections of the directors of AOG.

CONVENTIONS

Certain terms used herein are defined in the "*Glossary of Terms*". Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGL	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO Hub	EnCana Corporation's natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
C$	Canadian dollars
m^3	cubic metres
MBoe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
MM	million
$U.S.	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

The Advantage Meeting

The Advantage Meeting will be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on June 22, 2006, commencing at 11:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Advantage Meeting will be: (i) to consider and vote upon the Arrangement (including the Advantage Management Internalization); (ii) to consider and approve the Advantage RU Plan; and (iii) to transact such further and other business as may properly be brought before the Advantage Meeting or any adjournment thereof. See "*The Arrangement*" and "*Other Matters to be Considered at the Advantage Meeting*".

The Ketch Meeting

The Ketch Meeting will be held in the Strand and Tivoli Rooms of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on June 22, 2006, commencing at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Ketch Meeting will be: (i) to consider and vote upon the Arrangement (including the Advantage Management Internalization); and (ii) to transact such further and other business as may properly be brought before the Ketch Meeting or any adjournment thereof. See "*The Arrangement*".

The Arrangement

General

The Arrangement will result in the merger of Advantage and Ketch, with the Ketch Unitholders (excluding Dissenting Ketch Unitholders) ultimately receiving 0.565 of an Advantage Unit for each Ketch Unit held.

Following completion of the Arrangement, the combined trust, which will retain the Advantage name, is expected to be one of the largest natural gas focused royalty trusts with an initial enterprise value in excess of $2.7 billion.

Advantage and Ketch believe that the merger will create a stronger single entity with a more balanced portfolio of assets. The merged trust is expected to be well positioned to create long-term value for Unitholders through a high quality, long life asset base, and an extensive drilling inventory. Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams, which is expected to lead to a smooth integration of the two entities into one stronger organization.

Following the Arrangement, Advantage is expected to have in excess of 122 MMboe of proved plus probable reserves and a diversified production base of approximately 30,500 Boe/d comprised of approximately 70% natural gas and 30% light oil and natural gas liquids.

The combined trust will retain key personnel from both entities and will be led by Advantage's current Chief Executive Officer, Kelly Drader who will continue as Chief Executive Officer and by Andy J. Mah from Ketch as President and Chief Operating Officer. Neil Bokenfohr, currently the Vice President, Exploitation and Operations with Ketch will also join the Advantage executive team. The Advantage Board of Directors, including Chairman Steven Sharpe, Ronald A. McIntosh, Roderick M. Myers, Carol Pennycook, Rodger A. Tourigny, Gary Bourgeois and Kelly Drader, will remain in place and will be joined by Grant B. Fagerheim, John Howard and Andy J. Mah from Ketch.

Arrangement Steps

The Arrangement involves a number of steps which will be deemed to occur sequentially. Essentially, these steps will result in, among other things: (i) the acquisition by Advantage of the Ketch Assets; (ii) the assumption by Advantage of all of the Ketch Assumed Liabilities; (iii) the issuance to the former Ketch Unitholders of Advantage Units on the basis of 0.565 of an Advantage Unit for every 1.0 Ketch Unit; and (iv) completion of the Advantage Management Internalization. See "*The Arrangement – Details of the Arrangement – Arrangement Steps*" for the detailed steps of the Arrangement.

Post Arrangement Structure

The following diagram illustrates the organizational structure of Advantage immediately following the completion of the Arrangement.



Advantage Unitholders and former Ketch Unitholders
Cash Distributions (2)
Income from Permitted Investments
Advantage Units (100%)
Advantage Energy Income Fund (Alberta)
Interest and principal payments, royalty payments and dividends on common shares
royalty, notes, 100% shares
Ketch Resources Trust(3)
AmalgamationCo
MFCorp(3)

Notes:

(1) All operations and management of Advantage will be conducted through AmalgamationCo. Advantage will hold all of the shares of AmalgamationCo.

(2) Advantage will receive regular monthly payments in accordance with the Advantage Royalty Agreement as well as distributions and interest payments from the Advantage Notes, the Ketch Notes and the Ketch NPI.

(3) Ketch Resources Trust will be dissolved and liquidated and MFCorp will be wound up within twelve months following the Effective Date.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, approximately 94.6 million Advantage Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 65% of the Advantage Units will be held by existing Advantage Unitholders and 35% of the Advantage Units will be held by former Ketch Unitholders.

Effect of the Arrangement

General

Pursuant to the Arrangement, Ketch Unitholders will receive, for each Ketch Unit held, 0.565 of an Advantage Unit. See "*The Arrangement – Effect of the Arrangement – General*", "*The Arrangement – Details of the Arrangement – Arrangement Steps*", "*The Arrangement – Canadian Federal Income Tax Considerations*", "*The Arrangement – United States Federal Income Tax Considerations*" and "*The Arrangement – Procedure for Exchange of Ketch Units*".

Pursuant to the terms of the Ketch RTU Plan, the issue dates for all Ketch Units issuable pursuant to the outstanding Ketch RTU's will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement. See "*The Arrangement – Effect of the Arrangement – General*", "*The Arrangement – Details of the Arrangement – Arrangement Steps*" and "*The Arrangement – Canadian Federal Income Tax Considerations*".

All of the Ketch Warrants have vested as a result of the execution of the Arrangement Agreement. It is a condition to the completion of the Arrangement that all Ketch Warrants shall have been exercised or terminated prior to the Effective Date. All of the directors and officers of KRL have indicated that they intend to exercise all of their Ketch Warrants prior to the Effective Date. Ketch Units issued upon exercise of the Ketch Warrants will ultimately be exchanged for Advantage Units pursuant to the Arrangement.

Under the Plan of Arrangement, Advantage will assume all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the outstanding Ketch 6.50% Debentures. Holders of Ketch 6.50% Debentures who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Ketch Unitholders, based upon the number of Ketch Units issued upon such conversion. Holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures prior to the Effective Date will be entitled to receive Advantage Units upon conversion of such Ketch 6.50% Debentures after the Effective Date, with the number of Advantage Units received and the conversion price adjusted to give effect to the Arrangement. See "*The Arrangement – Effect of the Arrangement – General*", "*The Arrangement – Details of the Arrangement – Arrangement Steps*" and "*The Arrangement – Canadian Federal Income Tax Considerations*".

Effect on Distributions

Distributions paid to Advantage Unitholders and Ketch Unitholders for the month of May 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Advantage Unitholders of record on May 31, 2006 will receive their regular monthly cash distribution on June 15, 2006 and Ketch Unitholders of record on May 23, 2006 will receive their regular monthly cash distribution on June 15, 2006.

If the Effective Date occurs on June 23, 2006, as currently scheduled, the first post-Arrangement distribution of Advantage will be paid on July 17, 2006 to Advantage Unitholders (including former Ketch Unitholders) of record on June 30, 2006. Future distributions will be subject to the discretion of the Advantage Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. See "*The Arrangement – Effect of the Arrangement – General*", "*The Arrangement – Details of the Arrangement – Arrangement Steps*" and "*The Arrangement – Canadian Federal Income Tax Considerations*" and "*Pro Forma Information of Advantage After Giving Effect to the Arrangement – Risk Factors*".

Effect on Ketch DRIP

It is a condition to the completion of the Arrangement that the Ketch DRIP shall have been terminated on or prior to the Effective Date. Ketch expects to suspend the Ketch DRIP such that all distributions by Ketch, after the distribution for holders of record on May 23, 2006, will not be eligible for reinvestment under Ketch's DRIP. If the Arrangement is completed on June 23, 2006 as expected, the Ketch DRIP will be terminated on that date.

Advantage Management Internalization

Concurrent with the execution of the Arrangement Agreement, Advantage, AOG and AIM entered into the Advantage Internalization Letter Agreement pursuant to which Advantage agreed to purchase all of the issued AIM Shares as part of the Plan of Arrangement for $44 million (the "**AIM Purchase Price**"). The AIM Purchase Price is payable in Advantage Units on the Effective Date in accordance with the Plan of Arrangement at a price equal to $22.76 per Advantage Unit (being the volume weighted trading price of the Advantage Units on the TSX for the 10 trading days prior to April 25, 2006), resulting in the issuance of 1,933,216 Advantage Units.

In accordance with the terms of the Advantage Management Agreement, the Internalization Letter Agreement provides that the AIM Purchase Price will be divided as to 60% ($26.4 million) to the existing three shareholders of

AIM, being Kelly Drader, Patrick Cairns and Gary Bourgeois (the "**Current Shareholders**"), with the remaining 40% ($17.6 million) to be distributed amongst the employees of AOG who will also become employees and shareholders of AIM on or before the Effective Date of the Arrangement. The parties have also agreed that the Operating Fee and the Performance Fee (in each case as defined in the Advantage Management Agreement) for the period of January 1, 2006 to March 31, 2006, which will not exceed $3.53 million, will be paid in a manner consistent with past practices to AIM and the employees of AOG through the issuance of 117,661 Advantage Units and not more than $850,000 in cash on the Effective Date. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

All persons receiving Advantage Units in payment of the AIM Purchase Price will be required to enter into an Escrow Agreement. The Escrow Agreements are intended to enhance alignment between management and Advantage Unitholder interests and will result in the 1,933,216 Advantage Units issued in connection with the Advantage Management Internalization being held in escrow and, subject to certain exceptions, released as to one-third on each anniversary date of the Effective Date for three years. All distributions paid on the Advantage Units held in escrow will be made directly to the holders of escrowed Advantage Units.

The Advantage Management Internalization forms part of the Arrangement and is contingent upon the Arrangement becoming effective. In addition, the Advantage Internalization Letter Agreement provides that completion of the Advantage Management Internalization will also be conditional upon the establishment of the Advantage RU Plan. See "*Other Matters to be Considered at the Advantage Meeting*" for a description of the Advantage RU Plan. The Current Shareholders will not be eligible to participate in the Advantage RU Plan for a period of three years from the Effective Date.

See "*The Arrangement – Effect of the Arrangement – General*" and "*The Arrangement – Details of the Arrangement – Arrangement Steps*".

Procedure for Exchange of Ketch Units

In order to receive their Advantage Units on the completion of the Arrangement, registered holders of Ketch Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder's Ketch Units.

Ketch Unitholders whose Ketch Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Ketch Units.

The use of the mail to transmit certificates representing Ketch Units and the Letter of Transmittal is at each holder's risk. Advantage and Ketch recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution unless otherwise provided.

Ketch Unitholders will not receive Advantage Units or distributions on the Advantage Units after the Effective Date until they submit the certificates for their Ketch Units to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Ketch Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Advantage Units (and any distributions thereon).

KETCH UNITHOLDERS ARE ENCOURAGED TO SUBMIT THE CERTIFICATES FOR THEIR KETCH UNITS AND A DULY COMPLETED LETTER OF TRANSMITTAL TO THE DEPOSITARY AS SOON AS POSSIBLE SO THAT THEY CAN RECEIVE THE JUNE 30 DISTRIBUTION ON THE ADVANTAGE UNITS THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE ARRANGEMENT IN A TIMELY MANNER.

Ketch Unitholders who are Residents and who wish to make a Tax Election are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the election which are appropriate to their circumstances.

Treatment of Fractional Advantage Units

No certificates representing fractional Advantage Units will be issued under the Arrangement. In lieu of any fractional Advantage Unit, each registered Ketch Unitholder otherwise entitled to a fractional interest in an Advantage Unit shall receive the nearest whole number of Advantage Units (with fractions equal to exactly 0.5 or greater being rounded up).

Exchange of Ketch 6.50% Debentures

As the Ketch 6.50% Debentures trade in the "book entry" system and no certificates are issued to unregistered holders, no new certificates for Ketch 6.50% Debentures will be issued to beneficial holders following the completion of the Arrangement and beneficial holders of Ketch 6.50% Debentures do not need to take any action.

Background to and Reasons for the Arrangement

Each of the Ketch Board of Directors and the Advantage Board of Directors periodically reviews strategic objectives and considers possible business combination opportunities. At the end of the summer of 2005 Ketch retained BMO Nesbitt Burns Inc. and Tristone Capital Inc. as financial advisors to provide financial advice in respect of possible business combinations. Ketch wanted to be proactive in potential trust consolidations to take advantage of increased size for asset diversification and market liquidity. Ketch considered several potential combinations in the fall of 2005. On October 13, 2005 the Ketch Board of Directors appointed the Ketch Special Committee consisting of Grant Fagerheim, John Howard and Russ Tripp with a mandate to review any proposals brought forward by investment bankers in respect of possible business combinations. In early December, 2005 management of Advantage was contacted by Ketch's financial advisors in respect of a possible business combination involving Advantage and Ketch. On December 5, 2005 Ketch and Advantage entered into the Confidentiality Agreement providing for the exchange of information on a confidential basis for due diligence purposes. On January 19, 2006 the Chairman of the Advantage Board of Directors met with the Chairman of the Ketch Board of Directors to discuss the possible business combination of the two entities.

During the early part of 2006, management of Advantage and Ketch conducted due diligence in respect of the other and discussed the possibility of a proposed business combination between the parties. On March 8, 2006 Gerry Romanzin was added to the Ketch Special Committee. On March 30, 2006 the Advantage Board of Directors met to discuss a proposed business combination with Ketch on the basis set forth in a draft non-binding letter of intent (the "**LOI**") proposed to be entered into between the parties. The draft LOI stipulated that a condition precedent of Ketch entering into a business combination with Advantage is that Advantage complete an internalization of the Advantage Management Agreement.

On March 30, 2006, the Advantage Board of Directors met and received a presentation from the financial advisors to Ketch as to the benefits of the proposed business combination and the proposed management internalization. On March 30, 2006 the Advantage Board of Directors appointed the Advantage Special Committee of independent directors comprising all of the independent directors of Advantage, namely Carol Pennycook, Lamont Tolley, Steven Sharpe, Ron McIntosh, Roderick Myers and Rodger Tourigny to, among other things, consider making recommendations in respect of a possible business combination with Ketch and the internalization of the Advantage Management Agreement.

On March 31, 2006, Ketch and Advantage entered into the LOI which provided for, among other things, further due diligence procedures to be completed and an exclusivity period within which the parties would work toward completion of a definitive agreement. On April 4, 2006, the Advantage Special Committee retained RBC Capital Markets to provide financial advice on the proposed business combination and Advantage Management Internalization. During the period from March 30, 2006 to April 24, 2006, each of the Ketch Special Committee and the Advantage Special Committee met on numerous occasions and received advice from their financial advisors in

respect of the proposed business combination, including the internalization of the Advantage Management Agreement. In connection with its review of the Arrangement and the Advantage Management Internalization forming part thereof, the Advantage Special Committee considered a number of factors, including: (a) the terms of the Advantage Management Agreement and the benefits of retaining the current management team; (b) the terms of the Arrangement Agreement, including the terms of the proposed amendments to the Advantage Shareholder Agreement and the effective termination of AIM's right to nominate not less than two directors of AOG; (c) the retention and incentive benefits accruing as a result of the escrow of the Advantage Units being received by management and employees of AmalgamationCo in connection with the Advantage Management Internalization; (d) the fairness opinions provided by RBC Dominion Securities Inc., a member company of RBC Capital Markets; (e) the enhanced alignment between management and Advantage Unitholders by increasing management's interest in Advantage by its increased ownership of Advantage Units; (f) that the potential investor base of Advantage may be broadened by internalizing management; (g) that the elimination of the Advantage Management Agreement is expected to increase Advantage's ability to compete for acquisitions; (h) the condition imposed by Ketch that, for the Arrangement to proceed, the Advantage Management Agreement must be internalized; and (i) the perceived benefits of the Arrangement and the Advantage Management Internalization as further set forth below. Late in the afternoon on April 24, 2006 the terms of the Advantage Management Internalization were finalized and each of the Ketch Board of Directors and Advantage Board of Directors approved the terms of the Arrangement, including the Advantage Management Internalization, with Messrs. Drader and Bourgeois abstaining from the vote of the Advantage Board of Directors.

At its meeting on April 24, 2006, the Ketch Board of Directors confirmed its conclusion that the Arrangement is fair to the Ketch Unitholders and is in the best interest of Ketch and the Ketch Unitholders, and its recommendation that the Ketch Unitholders vote in favour of the Arrangement. At its meeting on April 24, 2006, the Advantage Board of Directors confirmed its conclusion that the consideration to be paid to Ketch Unitholders is fair to the Advantage Unitholders and is in the best interest of the Advantage Unitholders and also concluded that consideration payable in connection with the Advantage Management Internalization is fair to the Advantage Unitholders and in the best interests of the Advantage Unitholders, in each case having received advice from RBC Dominion Securities Inc., a member company of RBC Capital Markets, as to the fairness of such transactions. Early in the morning on April 25, 2006 Advantage, AOG, Ketch, KRL AIM and MFCorp entered into the Arrangement Agreement.

Management of Advantage and Ketch entered into the Arrangement Agreement for the following reasons:

- The merger is expected to create a stronger single entity with a more balanced portfolio of assets by combining Advantage's longer-life reserve base and infill drilling potential with Ketch's large undeveloped land base and significant prospect inventory.

- Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administrative systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.

- The combined trust will be managed by an experienced team of professionals comprised of key managers from both entities who have demonstrated their ability to deliver on acquisition, development, exploitation and financial management objectives.

- Unitholders will benefit from an increase in property diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs.

- The combined resources of Advantage and Ketch will be significant in terms of development drilling opportunities, undeveloped land prospects and property enhancement projects, positioning the combined trust to more effectively and efficiently develop and enhance its combined asset base.

- It is expected that the enhanced scale of the combined trust will allow it to more effectively compete for oilfield service resources, generating efficiencies of operation.

- The combined entity will have a market capitalization in excess of $2.1 billion and an enterprise value of approximately $2.7 billion, providing increased liquidity to Unitholders. Management of Advantage and Ketch anticipate that the increase in liquidity combined with the internalization of Advantage's existing management contract will lead to a broadening of the investor base resulting in a lower cost of capital thereby enhancing the combined entity's ability to compete for accretive acquisitions of new properties.

- The combined trust will have increased access to low cost capital by virtue of its larger market capitalization and its existing presence in both Canadian and U.S. debt and equity capital markets.

- The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.

- The Arrangement will provide Ketch Unitholders with greater exposure to U.S capital markets through Advantage's NYSE listing.

The Advantage Management Internalization is expected to provide the following benefits to both the Advantage Unitholders and Ketch Unitholders:

- The elimination of the management and performance fees payable by Advantage and a change to an industry competitive incentive program.

- Better alignment of the interest of management with Unitholders through increased direct ownership by management and employees in Advantage Units.

- Improvement of the corporate governance of Advantage by allowing Unitholders to elect all directors.

- Participation by all management and staff of Advantage in the Advantage Management Internalization, which will be escrowed for a period of three years. This is expected to help to ensure that Advantage will be able to maintain and reward key staff for the foreseeable future.

Approval of Unitholders Required for the Arrangement

Advantage Unitholders

Pursuant to the Interim Order, the number of votes required to pass the Advantage Arrangement Resolution is not less than two-thirds of the votes cast by Advantage Unitholders, either in person or by proxy, at the Advantage Meeting. See "*The Arrangement – Securities Law Matters – Canada*" and "*General Proxy Matters – Procedure and Votes Required*".

Ketch Unitholders

Pursuant to the Interim Order, the number of votes required to pass the Ketch Arrangement Resolution is not less than two-thirds of the votes cast by Ketch Unitholders, either in person or by proxy, at the Ketch Meeting. See "*The Arrangement – Securities Law Matters – Canada*" and "*General Proxy Matters – Procedure and Votes Required*".

Fairness Opinions

The Advantage Special Committee retained RBC Capital Markets to address the fairness to Advantage, from a financial point of view, of the consideration payable by Advantage to the Ketch Unitholders pursuant to the Arrangement and the consideration payable by Advantage to the AIM Shareholders pursuant to the Advantage Management Internalization forming part of the Arrangement. In connection with this mandate, RBC Dominion Securities Inc., a member company of RBC Capital Markets, has prepared the Advantage Fairness Opinions. The Advantage Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of RBC Dominion Securities Inc., a member company of RBC Capital Markets, as of May 12, 2006: (i) the consideration payable by Advantage to the Ketch Unitholders pursuant to the Arrangement is

fair, from a financial point of view, to Advantage; and (ii) the consideration payable by Advantage to the AIM Shareholders pursuant to the Advantage Management Internalization is fair, from a financial point of view, to Advantage. **The Advantage Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entireties.** See "*The Arrangement – Advantage Fairness Opinions*" and Appendix E, the "*Advantage Fairness Opinions*".

The Ketch Board retained BMO Nesbitt Burns Inc. and Tristone Capital Inc. to address the fairness, from a financial point of view, of the consideration to be received by the Ketch Unitholders under the Arrangement. In connection with this mandate, BMO Nesbitt Burns Inc. and Tristone Capital Inc. have prepared the Ketch Fairness Opinions. The Ketch Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of each of BMO Nesbitt Burns Inc. and Tristone Capital Inc., as of May 12, 2006, the consideration to be received by the holders of Ketch Units pursuant to the Arrangement is fair, from a financial point of view, to the holders of Ketch Units. **The Ketch Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entireties.** See "*The Arrangement – Ketch Fairness Opinions*" and Appendix F, the "*Ketch Fairness Opinions*".

Recommendations of the Boards of Directors

The Advantage Board has unanimously determined that the Arrangement, including the Advantage Management Internalization, is in the best interests of Advantage and has, based on the opinion of its financial advisor, RBC Dominion Securities Inc., a member company of RBC Capital Markets, unanimously determined that the Arrangement is fair, from a financial point of view, to Advantage and unanimously recommends that Advantage Unitholders vote in favour of the Advantage Arrangement Resolution. Messrs. Drader and Bourgeois abstained from the vote of the Advantage Board of Directors on the Arrangement.

The directors and officers of AOG hold, or control, an aggregate of approximately 2,100,579 Advantage Units and $554,000 principal amount of Advantage Debentures. The directors also hold 272,500 Advantage Rights entitling them to acquire 272,500 Advantage Units. In addition, certain officers of AOG, two of whom are also directors, will acquire an aggregate of approximately 1,500,000 Advantage Units pursuant to the Advantage Management Internalization. See "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*" and "*Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors*". Each of the members of the Advantage Board of Directors and each of the officers of AOG have indicated that they intend to vote their Advantage Units (including any Advantage Units obtained upon exercise of their Advantage Rights) in favour of the Advantage Arrangement Resolution.

The Ketch Board has unanimously determined that the Arrangement is in the best interests of Ketch and the Ketch Unitholders, and has, based on the opinion of its financial advisors, BMO Nesbitt Burns Inc. and Tristone Capital Inc., unanimously determined that the Arrangement is fair, from a financial point of view, to Ketch Unitholders and unanimously recommends approval of the Arrangement by Ketch Unitholders.

The directors and officers of KRL hold, or control, an aggregate of 1,803,858 Ketch Units, 228,610 Ketch RTU's and 140,624 Ketch Warrants. See "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*" and "*Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors*". Each of the members of the Ketch Board of Directors and each of the officers of KRL have indicated that they intend to vote their Ketch Units (including any Ketch Units obtained pursuant to their Ketch RTU's and Ketch Warrants) in favour of the Ketch Arrangement Resolution. Each of the directors and officers of KRL holding Ketch Warrants have indicated that they intend to exercise their Ketch Warrants prior to the Effective Time.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "*The Arrangement – Procedure for the Arrangement Becoming Effective*". An application for the Final Order approving the Arrangement is expected to be made on June 22, 2006 at 1:30 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, Dissenting Advantage Unitholders have the right to dissent with respect to the Advantage Arrangement Resolution by providing a written objection to the Advantage Arrangement Resolution to Advantage c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Advantage Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

Pursuant to the Interim Order, Dissenting Ketch Unitholders have the right to dissent with respect to the Ketch Arrangement Resolution by providing a written objection to the Ketch Arrangement Resolution to Ketch c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 –1st Street S.W., Calgary, Alberta T2P 5H1, Attention: Tristram J. Mallett, by 4:00 p.m. on the Business Day immediately preceding the date of the Ketch Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

In the event the Arrangement becomes effective, each Dissenting Unitholder will be entitled to be paid the fair value of the Units in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices C and H for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The *statutory provisions covering the right to dissent are technical and complex.* **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent.** Accordingly, a beneficial owner of Units desiring to exercise the right to dissent must make arrangements for such Units beneficially owned to be registered in such holder's name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by Advantage or Ketch, as the case may be, or alternatively, make arrangements for the Registered Holder of such Units to dissent on such holder's behalf. Pursuant to the Interim Order, a Unitholder may not exercise the right to dissent in respect of only a portion of such holder's Units. See "*The Arrangement – Right to Dissent*".

It is a condition to the Arrangement that Advantage Unitholders holding not more than 5% of the Advantage Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. It is also a condition to the Arrangement that Ketch Unitholders holding not more than 5% of the Ketch Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See "*The Arrangement – Conditions Precedent to the Arrangement*".

Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Advantage Units to be issued pursuant to the Arrangement and the substitutional listing of the Ketch 6.50% Debentures which will be assumed by Advantage under the Arrangement. Advantage has also made application to list the MFCorp Special Shares which will ultimately be exchanged for Advantage Units on the TSX. The TSX has conditionally approved the listing of the Advantage Units and MFCorp Special Shares to be issued pursuant to the Arrangement and the substitutional listing of the Ketch 6.50% Debentures, subject to Advantage fulfilling the requirements of such exchange. Advantage is also required to make a supplemental application to have the Advantage Units to be issued pursuant to the Arrangement (including Advantage Units issued upon conversion of the Ketch 6.50% Debentures) listed on the NYSE.

Other Regulatory Approvals

In addition to the approval of Unitholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained, which include Competition Act Approval and Investment Canada Act Approval. See "*The Arrangement – Other Regulatory Approvals*".

Canadian Federal Income Tax Considerations

Ketch Unitholders who are Residents will generally realize a capital gain or loss in respect of the exchange of their Ketch Units under the Arrangement, unless they make a Tax Election in respect of the exchange of Ketch Units for MFCorp Special Shares which occurs as a part of the Arrangement in order to defer all or a portion of a capital gain which would otherwise be realized. **Ketch Unitholders who are Residents and who would recognize a capital gain on the Arrangement are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the Tax Election which are appropriate to their circumstances. In particular, in order to make the Tax Election a Ketch Unitholder must provide two signed copies of the completed election form to MFCorp no later than 90 days after the Effective Date.**

Ketch Unitholders who are Non-Residents will generally not be subject to tax in Canada in respect of the Arrangement.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary. See *"Canadian Federal Income Tax Considerations"*.

United States Federal Income Tax Considerations

Although there is no direct legal authority that addresses the proper treatment of the Ketch Exchange (as defined below) for U.S. federal income tax purposes and, as a result, the treatment of the Ketch Exchange for these purposes is subject to significant uncertainty, it is more likely than not that the Ketch Exchange will qualify as a tax-deferred reorganization under Section 368(a)(1) of the Code and the parties intend to take the position that it will be so treated. This position is based, in part, on treating the various transactions that constitute the Ketch Exchange as a single, integrated transaction for U.S. federal income tax purposes. However, as indicated above, there is no direct authority that addresses the treatment of the Ketch Exchange, including whether it will be treated as a single, integrated transaction for U.S. federal income tax purposes. There can be no assurance that the U.S. Internal Revenue Service will not challenge the qualification of the Ketch Exchange as a tax-deferred reorganization under Section 368(a)(1) of the Code or that, if challenged, a U.S. court would not agree with the Internal Revenue Service. If the Ketch Exchange so qualifies, then a U.S. Holder will recognize no gain or loss upon the exchange of Ketch Units for Advantage Units pursuant to the Arrangement, will have an initial U.S. tax basis in the Advantage Units received equal to its tax basis in the Ketch Units exchanged, and will have a holding period in such Advantage Units that includes its holding period in its Ketch Units. If the Ketch Exchange does not so qualify, a U.S. Holder would recognize gain or loss on the exchange for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of the Advantage Units received and its adjusted tax basis in the Ketch units surrendered.

The preceding summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading "*United States Federal Income Tax Considerations.*"

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations. Ketch Unitholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Advantage Units after the Arrangement. Ketch Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Advantage Units.

Selected Pro Forma Financial and Operational Information

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Advantage following the completion of the Arrangement, for the periods indicated. See "*Pro Forma Information of Advantage After Giving Effect to the Arrangement*" and the Pro Forma Financial Statements of Advantage set forth in Appendix G.

Selected Pro Forma Financial Information

	Pro Forma Year Ended December 31, 2005 (unaudited) ($000s)
Oil and natural gas sales – net of royalties	489,330
Expenses	
Operating	91,772
Transportation	4,847
General and administrative	10,430
Unit-based compensation	762
Management fees	5,901
Performance incentive	10,544
Interest	15,883
Interest and accretion on convertible debentures	15,912
Depletion, depreciation and accretion	284,534
Plan of Arrangement	3,420
	444,005
Income before taxes	45,325
Current and capital taxes	4,170
Future income tax recovery	(40,962)
Net income	82,117

Selected Pro Forma Operational Information

	Pro Forma Year Ended December 31, 2005
Average Daily Production (1)	
Crude oil & NGLs (Bbls/d)	9,455
Natural gas (Mcf/d)	134,033
Combined (Boe/d)	31,794
Total Proved Reserves (2)(3)	
Light/medium crude oil (Mbbls)	17,887
Heavy oil (Mbbls)	2,112
Natural gas (MMcf)	330,795
NGL (Mbbls)	7,267
Combined (Mboe)	82,400
Total Proved Plus Probable Reserves (2)(3)	
Light/medium crude oil (Mbbls)	30,683
Heavy oil (Mbbls)	3,178
Natural gas (MMcf)	468,490
NGL (Mbbls)	10,630
Combined (MBoe)	122,573
Net Undeveloped Land Holdings as at December 31, 2005 (acres) (4)	487,223

Notes:

(1) Average daily production as reported in each of Ketch's and Advantage's 2005 annual report.

(2) Reserves for Advantage are from the Advantage Report and reserves for Ketch are from the Ketch Report.

(3) Reserves are presented as working interest before royalties.

(4) Undeveloped land acreage for Advantage and Ketch are as at December 31, 2005.

Risk Factors

The following is a list of certain risk factors relating to the activities of Advantage and the ownership of Advantage Units which prospective investors should carefully consider before making an investment decision relating to Advantage Units:

- Advantage and Ketch may fail to realize the anticipated benefits of the Arrangement;
- Court approval and other regulatory and Unitholder approvals for the Arrangement may not be obtained;
- there is no assurance that income tax laws will not be changed in a manner that affects Advantage, the Advantage Unitholders or other Unitholders adversely;
- actual production and ultimate reserves could be greater or less than the production forecasts and recoverable reserve estimates contained in the Advantage Report and the Ketch Report;
- oil and natural gas prices are volatile;
- foreign exchange rates and interest rates may vary;
- the spread between light oil prices and those received for medium and heavy gravity oil may vary;
- the differential between NYMEX and AECO Hub gas prices may vary;
- operational hazards and other uncertainties exist;

- exploitation, development and production risks exist;
- access to services, materials and equipment may vary;
- requirements relating to debt service may change;
- cash distributions may vary;
- future reserves and production depend on success in exploiting the current reserves bases and acquiring or discovering additional reserves;
- future acquisitions, exploitation and development plans for Advantage depend on the availability of debt or equity financing;
- future sales of Advantage Units may cause dilution;
- environmental risks exist;
- Unitholders must rely on management of Advantage to make decisions in the best interests of the Trust;
- future capital expenditures may impact profitability;
- industry competition exists;
- Advantage Units may cease to be listed on the TSX and/or the NYSE;
- potential conflicts of interest may exist for directors and officers of Advantage;
- the structure of Advantage may change;
- investment in the Advantage Units is risky;
- Advantage could cease to qualify as a mutual fund trust;
- Unitholder limited liability may be lost; and
- taxable income payable to Advantage Unitholders may exceed the cash distributed to such holders.

The risk factors above is a list of risk factors contained elsewhere or incorporated by reference in this Information Circular. See "*Pro Forma Information of Advantage After Giving Effect to the Arrangement*", "*Information Concerning Advantage Energy Income Fund – Risk Factors*" and "*Information Concerning Ketch Resources Trust – Risk Factors*". See also the risk factors in the Advantage AIF and the Ketch AIF which sections are hereby incorporated, *mutatis mutandis*. Unitholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to and Reasons for the Arrangement

Each of the Ketch Board of Directors and the Advantage Board of Directors periodically reviews strategic objectives and considers possible business combination opportunities. At the end of the summer of 2005 Ketch retained BMO Nesbitt Burns Inc. and Tristone Capital Inc. as financial advisors to provide financial advice in respect of possible business combinations. On October 13, 2005 the Ketch Board of Directors appointed the Ketch Special Committee consisting of Grant Fagerheim, John Howard and Russ Tripp with a mandate to review any proposals brought forward by investment bankers in respect of possible business combinations. Ketch wanted to be proactive in potential trust consolidations to take advantage of increased size for asset diversification and market liquidity. Ketch considered several potential combinations in the fall of 2005. In early December, 2005 management of Advantage was contacted by Ketch's financial advisors in respect of a possible business combination involving the Advantage and Ketch. On December 5, 2005 Ketch and Advantage entered into the Confidentiality Agreement providing for the exchange of information on a confidential basis for due diligence purposes. On January 19, 2006 the Chairman of the Advantage Board of Directors met with the Chairman of the Ketch Board of Directors to discuss the possible business combination of the two entities.

During the early part of 2006, management of Advantage and Ketch conducted due diligence in respect of the other and discussed the possibility of a proposed business combination between the parties. On March 8, 2006 Gerry Romanzin was added to the Ketch Special Committee. On March 30, 2006 the Advantage Board of Directors met to discuss a proposed business combination with Ketch on the basis set forth in a draft LOI proposed to be entered into between the parties. The draft LOI stipulated that a condition precedent of Ketch entering into a business combination with Advantage is that Advantage complete an internalization of the Advantage Management Agreement.

On March 30, 2006, the Advantage Board of Directors met and received a presentation from the financial advisors to Ketch as to the benefits of the proposed business combination and the proposed internalization of the Advantage Management Agreement. On March 30, 2006 the Advantage Board of Directors appointed the Advantage Special Committee of independent directors comprising all of the independent directors of Advantage, namely Carol Pennycook, Lamont Tolley, Steven Sharpe, Ron McIntosh, Roderick Myers and Rodger Tourigny to, among things, consider making recommendations in respect of a possible business combination with Ketch and the internalization of the Advantage Management Agreement.

On March 31, 2006, Ketch and Advantage entered into the LOI which provided for, among other things, further due diligence procedures to be completed and an exclusivity period within which the parties would work toward completion of a definitive agreement. On April 4, 2006, the Advantage Special Committee retained RBC Capital Markets to provide financial advice on the proposed business combination and Advantage Management Internalization. During the period from March 30, 2006 to April 24, 2006, each of the Ketch Special Committee and the Advantage Special Committee met on numerous occasions and received advice from their financial advisors in respect of the proposed business combination, including the internalization of the Advantage Management Agreement. In connection with its review of the Arrangement and the Advantage Management Internalization forming part thereof, the Advantage Special Committee considered a number of factors, including: (a) the terms of the Advantage Management Agreement and the benefits of retaining the current management team; (b) the terms of the Arrangement Agreement, including the terms of the proposed amendments to the Advantage Shareholder Agreement and the effective termination of AIM's right to nominate not less than two directors of AOG; (c) the retention and incentive benefits accruing as a result of the escrow of the Advantage Units being received by management and employees of AmalgamationCo in connection with the Advantage Management Internalization; (d) the fairness opinions provided by RBC Dominion Securities Inc., a member company of RBC Capital Markets; (e) the enhanced alignment between management and Advantage Unitholders by increasing management's interest in Advantage by its increased ownership of Advantage Units; (f) that the potential investor base of Advantage may be broadened by internalizing management; (g) that the elimination of the Advantage Management Agreement is expected to increase Advantage's ability to compete for acquisitions; (h) the condition imposed by Ketch that, for the Arrangement to proceed, the Advantage Management Agreement must be internalized; and (i) the perceived benefits of the Arrangement and the Advantage Management Internalization as further set forth below. Late in the afternoon on April 24, 2006, the terms of the Advantage Management Internalization were finalized and each of the Ketch

Board of Directors and Advantage Board of Directors approved the terms of the Arrangement, including the Advantage Management Internalization, with Messrs. Drader and Bourgeois abstaining from the vote of the Advantage Board of Directors.

At its meeting on April 24, 2006, the Ketch Board of Directors confirmed its conclusion that the Arrangement is fair to the Ketch Unitholders and is in the best interest of Ketch and the Ketch Unitholders, and its recommendation that the Ketch Unitholders vote in favour of the Arrangement. At its meeting on April 24, 2006, the Advantage Board of Directors confirmed its conclusion that the consideration to be paid to Ketch Unitholders is fair to the Advantage Unitholders and is in the best interest of the Advantage Unitholders and also concluded that consideration payable in connection with the Advantage Management Internalization is fair to the Advantage Unitholders and in the best interests of the Advantage Unitholders, in each case having received advice from RBC Capital Markets as to the fairness of such transactions. Early in the morning on April 25, 2006 Advantage, AOG, Ketch, KRL AIM and MFCorp entered into the Arrangement Agreement.

Management of Advantage and Ketch entered into the Arrangement Agreement for the following reasons:

- The merger is expected to create a stronger single entity with a more balanced portfolio of assets by combining Advantage's longer-life reserve base and infill drilling potential with Ketch's large undeveloped land base and significant prospect inventory.

- Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administrative systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.

- The combined trust will be managed by an experienced team of professionals comprised of key managers from both entities who have demonstrated their ability to deliver on acquisition, development, exploitation and financial management objectives.

- Unitholders will benefit from an increase in property diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs.

- The combined resources of Advantage and Ketch will be significant in terms of development drilling opportunities, undeveloped land prospects and property enhancement projects, positioning the combined trust to more effectively and efficiently develop and enhance its combined asset base.

- It is expected that the enhanced scale of the combined trust will allow it to more effectively compete for oilfield service resources, generating efficiencies of operation.

- The combined entity will have a market capitalization in excess of $2.1 billion and an enterprise value of approximately $2.7 billion, providing increased liquidity to Unitholders. Management of Advantage and Ketch anticipate that the increase in liquidity combined with the internalization of Advantage's existing management contract will lead to a broadening of the investor base resulting in a lower cost of capital thereby enhancing the combined entity's ability to compete for accretive acquisitions of new properties.

- The combined trust will have increased access to low cost capital by virtue of its larger market capitalization and its existing presence in both Canadian and U.S. debt and equity capital markets.

- The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.

- The Arrangement will provide Ketch Unitholders with greater exposure to U.S capital markets through Advantage's NYSE listing.

The Advantage Management Internalization is expected to provide the following benefits to both the Advantage Unitholders and Ketch Unitholders:

- The elimination of the management and performance fees payable by Advantage and a change to an industry competitive incentive program.
- Better alignment of the interest of management with Unitholders through increased direct ownership by management and employees in Advantage Units.
- Improvement of the corporate governance of Advantage by allowing Unitholders to elect all directors.
- Participation by all management and staff of Advantage in the Advantage Management Internalization, which will be escrowed for a period of three years. This is expected to help to ensure that Advantage will be able to maintain and reward key staff for the foreseeable future.

Recommendations of the Boards of Directors

The Advantage Board has unanimously determined that the Arrangement, including the Advantage Management Internalization, is in the best interests of Advantage and has, based on the opinion of its financial advisor, RBC Dominion Securities Inc., a member company of RBC Capital Markets, unanimously determined that the Arrangement is fair, from a financial point of view, to Advantage and unanimously recommends that Advantage Unitholders vote in favour of the Advantage Arrangement Resolution. Messrs. Drader and Bourgeois abstained from the vote of the Advantage Board of Directors on the Arrangement.

The directors and officers of AOG hold, or control, an aggregate of approximately 2,100,579 Advantage Units and $554,000 principal amount of Advantage Debentures. The directors also hold 272,500 Advantage Rights entitling them to acquire 272,500 Advantage Units. In addition, certain officers of AOG, two of whom are also directors, will acquire an aggregate of approximately 1,500,000 Advantage Units pursuant to the Advantage Management Internalization. See "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*". Each of the members of the Advantage Board of Directors and each of the officers of AOG have indicated that they intend to vote their Advantage Units (including any Advantage Units obtained upon exercise of their Advantage Rights) in favour of the Advantage Arrangement Resolution.

The Ketch Board has unanimously determined that the Arrangement is in the best interests of Ketch and the Ketch Unitholders, and has, based on the opinion of its financial advisors, BMO Nesbitt Burns Inc. and Tristone Capital Inc., unanimously determined that the Arrangement is fair, from a financial point of view, to Ketch Unitholders and unanimously recommends approval of the Arrangement by Ketch Unitholders.

The directors and officers of KRL hold, or control, an aggregate of 1,653,858 Ketch Units, 228,610 Ketch RTU's and 140,360 Ketch Warrants. See "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*". Each of the members of the Ketch Board of Directors and each of the officers of KRL have indicated that they intend to vote their Ketch Units (including any Ketch Units obtained pursuant to their Ketch RTU's and Ketch Warrants) in favour of the Ketch Arrangement Resolution. Each of the directors and officers of KRL holding Ketch Warrants have also indicated that they intend to exercise their Ketch Warrants prior to the Effective Time.

THE ARRANGEMENT

Effect of the Arrangement

General

The Arrangement will result in the merger of Advantage and Ketch, with the Ketch Unitholders (excluding Dissenting Ketch Unitholders) ultimately receiving 0.565 of an Advantage Unit for each Ketch Unit held.

On May 11, 2006, there were approximately 59,702,302 Advantage Units outstanding. In addition, approximately 272,500 Advantage Rights were outstanding pursuant to which an additional 272,500 Advantage Units are issuable. On May 10, 2006, there were approximately 56,697,839 Ketch Units outstanding. In addition, approximately 524,806 Ketch RTU's and 315,445 Ketch Warrants were outstanding pursuant to which an additional 413,236 Ketch Units and 315,445 Ketch Units, respectively, are expected to be issued immediately prior to the Effective Date.

Advantage Management Internalization

Acquisition of AIM Shares

Concurrent with the execution of the Arrangement Agreement, Advantage, AOG and AIM entered into the Advantage Internalization Letter Agreement pursuant to which Advantage agreed to purchase all of the issued AIM Shares as part of the Plan of Arrangement for the AIM Purchase Price. The AIM Purchase Price is payable in Advantage Units on the Effective Date in accordance with the Plan of Arrangement at a price equal to $22.76 per Advantage Unit (being the volume weighted trading price of the Advantage Units on the TSX for the 10 trading days prior to Monday, April 24, 2006), resulting in the issuance of 1,933,216 Advantage Units.

In accordance with the terms of the Advantage Management Agreement, the Internalization Letter Agreement provides that the AIM Purchase Price will be divided as to 60% ($26.4 million) to the existing three shareholders of AIM, being Kelly Drader, Patrick Cairns and Gary Bourgeois (the "**Current Shareholders**"), with the remaining 40% ($17.6 million) to be distributed amongst the employees of AOG who will also become employees and shareholders of AIM on or before the Effective Date of the Arrangement. The parties have also agreed that the Operating Fee and the Performance Fee (in each case as defined in the Advantage Management Agreement) for the period of January 1, 2006 to March 31, 2006, which will not exceed $3.53 million, will be paid in a manner consistent with past practices to AIM and the employees of AOG through the issuance of 117,661 Advantage Units and not more than $850,000 in cash on the Effective Date. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

Escrow Agreements

All employees receiving Advantage Units in payment of the AIM Purchase Price will be required to enter into an Escrow Agreement. The Escrow Agreements are intended to enhance alignment between employee and Advantage Unitholder interests and will result in the 1,933,216 Advantage Units issued in connection with the Advantage Management Internalization being held in escrow and, subject to certain exceptions described below, released as to one-third on each anniversary date of the Effective Date for three years. All distributions paid on the Advantage Units held in escrow will be made on the distribution payment date directly to the holders of escrowed Advantage Units, notwithstanding that their Advantage Units are still in escrow.

All Advantage Units will be released from escrow if a Change of Control occurs.

All Advantage Units being held in escrow for a particular employee, will be released from escrow upon that employee ceasing to be an employee for any reason including death other than (i) for termination for just cause or (ii) voluntary departure or resignation (other than other than as a result of ill health, whether occasioned by accident or illness in the circumstances described in the Escrow Agreement) by the employee.

The Advantage Units being held in escrow for a particular employee, will be forfeited if the individual ceases to be an employee as a result of termination for just cause or as a result of the voluntary departure or resignation of the individual (other than as a result of ill health, whether occasioned by accident or illness, in the circumstances described in the Escrow Agreement). Any such forfeited Advantage Units will be transferred to Advantage or AOG for cancellation.

Notwithstanding the foregoing and subject to applicable securities legislation, the Advantage Board may consent to the transfer within escrow or the release from escrow of Advantage Units in such circumstances and on such terms and conditions as it shall determine in its sole discretion.

Support Agreements

Each of the Current Shareholders entered into a support agreement with Advantage, AOG, Ketch, KRL and AIM concurrently with the execution of the Advantage Internalization Letter Agreement pursuant to which they agreed, among other things, to execute a unanimous written resolution of the shareholders of AIM in favour of the Arrangement, including the Advantage Management Internalization, and all matters related thereto.

Other Matters

The Advantage Management Internalization forms part of the Arrangement and is contingent upon the Arrangement becoming effective. In addition, the Advantage Internalization Letter Agreement provides that completion of the Management Internalization will also be conditional upon the establishment of the Advantage RU Plan. See "*Other Matters to be Considered at the Advantage Meeting*" for a description of the Advantage RU Plan, a copy of which is also attached as Appendix I. The Current Shareholders will not be eligible to participate in the Advantage RU Plan for a period of three years from the Effective Date.

As part of the Plan of Arrangement, AIM will be amalgamated with AOG. Prior to the Effective Date, AIM intends to complete a share split of the AIM Shares and an issuance of AIM Shares such that, at the completion of such share split and issuances, the number of outstanding AIM Shares will be no greater than 16,666,667, which will be exchanged for 1,933,216 Advantage Units pursuant to the Arrangement. In addition, AIM will distribute its existing assets to its shareholders prior to the Effective Date to reduce its working capital to $0.00, by way of bonus, dividend or otherwise.

RBC Dominion Securities Inc., a member company of RBC Capital Markets, has provided the Advantage Board with an opinion that, as of May 12, 2006, the consideration payable by Advantage pursuant to the Advantage Management Internalization is fair from a financial point of view to Advantage. See "*The Arrangement – Advantage Fairness Opinions*" and Appendix E, the "*Advantage Fairness Opinions*". See also "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*", "*The Arrangement – Securities Law Matters*" and "*Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors*".

Effect on Holders of Ketch Units

Pursuant to the Arrangement, Ketch Unitholders will receive for each Ketch Unit held, 0.565 of an Advantage Unit. "*The Arrangement – Details of the Arrangement – Arrangement Steps*", "*The Arrangement – Canadian Federal Income Tax Considerations*", "*The Arrangement – United States Federal Income Tax Considerations*" and "*The Arrangement – Procedure for Exchange of Ketch Units*".

Effect on Holders of Ketch RTU's

It is a condition to the completion of the Arrangement that all Ketch RTU's shall have been exercised or terminated prior to the Effective Date. Pursuant to the terms of the Ketch RTU Plan, the issue dates for all Ketch Units issuable pursuant to the Ketch RTU's will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement. See "*The Arrangement – Details of the Arrangement – Arrangement Steps*", "*The Arrangement – Canadian Federal Income Tax Considerations*".

Effect on Holders of Ketch Warrants

All of the Ketch Warrants have vested as a result of the execution of the Arrangement Agreement. It is a condition to the completion of the Arrangement that all Ketch Warrants shall have been exercised or terminated prior to the Effective Date. All of the directors and officers of KRL have indicated that they intend to exercise the Ketch Warrants held by them prior to the Effective Date. Ketch Units issued upon exercise of the Ketch Warrants will ultimately be exchanged for Advantage Units pursuant to the Arrangement.

Effect on Holders of Ketch 6.50% Debentures

As at April 30, 2006, there were approximately $70 million in aggregate principal amount of Ketch 6.50% Debentures outstanding. The Ketch 6.50% Debentures are convertible into Ketch Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the Ketch 6.50% Debenture and the Business Day preceding the date specified by Ketch for redemption at a conversion price of $14.10 per Ketch Unit. Under the Plan of Arrangement, Advantage will assume all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the outstanding Ketch 6.50% Debentures. Holders of Ketch 6.50% Debentures who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration as Ketch Unitholders based upon the number of Ketch Units issued upon such conversion. Provided the Arrangement is completed, holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures to Ketch Units prior to the Effective Date of the Arrangement and subsequently wish to convert their Ketch 6.50% Debentures will be entitled to receive Advantage Units instead of Ketch Units, on the basis of 0.565 of an Advantage Unit in lieu of each Ketch Unit which it was previously entitled to receive on conversion at a conversion price of $24.96. As a result, a holder of Ketch 6.50% Debentures will receive 40.06410 Advantage Units for each $1,000 principal amount of Ketch 6.50% Debentures converted. See "*The Arrangement – Effect of the Arrangement – General*", "*The Arrangement – Details of the Arrangement – Arrangement Steps*" and "*The Arrangement – Canadian Federal Income Tax Considerations*". See "*Pro Forma Information of Advantage After Giving Effect to the Arrangement – Risk Factors*".

Effect on Distributions

Distributions paid to Advantage Unitholders and Ketch Unitholders for the month of May 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Advantage Unitholders of record on May 31, 2006 will receive their regular monthly cash distribution on June 15, 2006 and Ketch Unitholders of record on May 23, 2006 will receive their regular monthly cash distribution on June 15, 2006.

If the Effective Date occurs on June 23, 2006, as currently scheduled, the first post-Arrangement distribution of Advantage will be paid on July 17, 2006 to Advantage Unitholders (including former Ketch Unitholders) of record on June 30, 2006. Future distributions will be subject to the discretion of the Advantage Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment, foreign currency exchange rates and interest rates, operating costs, production declines, various operational hazards and matters, debt service charges, changes in cash flow and changes in reserve estimations and reserve depletion. See "*Pro Forma Information of Advantage After Giving Effect to the Arrangement – Risk Factors*".

Effect on Ketch DRIP

It is a condition to the completion of the Arrangement that the Ketch DRIP shall have been terminated on or prior to the Effective Date. Ketch expects to suspend the Ketch DRIP such that all distributions by Ketch, after the distribution for holders of record on May 23, 2006, will not be eligible for reinvestment under Ketch's DRIP. If the Arrangement is completed on June 23, 2006 as expected, the Ketch DRIP will be terminated on that date.

Details of the Arrangement

General

The Arrangement will result in the merger of Advantage and Ketch, with the Ketch Unitholders (excluding Dissenting Ketch Unitholders) ultimately receiving 0.565 of an Advantage Unit for each Ketch Unit held.

Following completion of the Arrangement, the combined trust, which will retain the Advantage name, is expected to be one the largest natural gas focused trusts, with an initial enterprise value of approximately $2.7 billion.

Advantage and Ketch believe that the merger will create a stronger single entity with a more balanced portfolio of assets. The merged trust is expected to be well positioned to create long-term value for Unitholders through a high quality, long life asset base and an extensive drilling inventory. Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams, which is expected to lead to a smooth integration of the two entities into one stronger organization.

Following the Arrangement, Advantage is expected to have in excess of 122 MMboe of proved plus probable reserves and a diversified production base of approximately 30,500 Boe/d comprised of approximately 70% natural gas and 30% light oil and natural gas liquids.

The combined trust will retain key personnel from both entities and will be led by Advantage's current Chief Executive Officer, Kelly Drader who will continue as Chief Executive Officer and by Andy J. Mah from Ketch as President and Chief Operating Officer. Neil Bokenföhr, currently the Vice President, Exploitation and Operations with Ketch will also join the Advantage executive team. The Advantage Board of Directors, including Chairman Steven Sharpe, Ronald A. McIntosh, Roderick M. Myers, Carol Pennycook, Rodger A. Tourigny, Gary Bourgeois and Kelly Drader, will remain in place and will be joined by Grant B. Fagerheim, John Howard and Andy J. Mah from Ketch.

Following the Effective Date, it is currently intended that Advantage will make cash distributions to holders of Advantage Units from income generated from the Advantage Royalty Agreement, as well as income from the Ketch Notes and the Ketch NPI, net of administrative expenses. In addition, Advantage Unitholders may, at the discretion of the Advantage Board of Directors, receive distributions in respect of prepayments of principal on certain of the Ketch Notes before maturity and dividends on common shares of AmalgamationCo.

Arrangement Steps

Pursuant to the Arrangement, each of the following are deemed to occur in the following order without any further act or formality:

Dissenting Unitholders

(a) the Advantage Units held by Dissenting Unitholders shall be deemed to have been transferred to Advantage (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Advantage Unitholders other than the right to be paid the fair value of their Advantage Units in accordance with Article 4 of the Plan of Arrangement and shall be cancelled at the Effective Time;

(b) concurrently with paragraph (a), the Ketch Units held by Dissenting Unitholders shall be deemed to have been transferred to Ketch (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Ketch Unitholders other than the right to be paid the fair value of their Ketch Units in accordance with Article 4 of the Plan of Arrangement and shall be cancelled at the Effective Time;

Amendments to the Trust Indentures and Other Constating Documents

(a) the Advantage Trust Indenture and other constating documents of the Advantage Arrangement Parties shall be amended:

(i) by creating the Advantage Special Units; and

(ii) otherwise to the extent necessary to facilitate the Arrangement;

(b) the Ketch Trust Indenture and other constating documents of the Ketch Arrangement Parties shall be amended:

(i) to cause 99% of the Ketch Units held by each Ketch Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for MFCorp Special Shares on the basis of 0.565 of an MFCorp Special Share for each 1.000 Ketch Unit pursuant to paragraph (h) below;

(ii) to cause 1% of the Ketch Units held by each Ketch Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Advantage Units on the basis of 0.565 of an Advantage Unit for each 1.000 Ketch Unit pursuant to paragraph (j) below;

(iii) to cause the MFCorp Special Shares received by Ketch Unitholders pursuant to paragraph (m) below to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Advantage Units upon the redemption of the MFCorp Special Shares pursuant to paragraph (m) below on the basis of 1.000 Advantage Unit for each 1.000 MFCorp Special Share; and

(iv) otherwise to the extent necessary to facilitate the Arrangement;

Subscription by Advantage for Ketch Unit

(c) Advantage shall subscribe for one (1) Ketch Unit in exchange for one (1) Advantage Unit;

Advantage Purchase of Ketch Assets

(d) Ketch shall sell, transfer, convey, assign and deliver to Advantage and Advantage shall purchase and accept from Ketch, all of the Ketch Assets and Advantage shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Ketch Assumed Liabilities in accordance with their terms; and (ii) issue to Ketch 0.565 of an Advantage Special Unit and 0.565 of an Advantage Unit for each 1.000 Ketch Unit outstanding with the allocation between Advantage Special Units and Advantage Units being such that Ketch can meet its distribution obligations under paragraph (i), all pursuant to one or more conveyance agreements between Ketch and Advantage;

(e) concurrently with paragraph (f), in connection with the assumption of the Ketch Assumed Liabilities by Advantage, Advantage shall assume all the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the Ketch 6.50% Debentures such that the Ketch 6.50% Debentures will be valid and binding obligations of Advantage entitling the holders thereof, as against Advantage, to all the rights of the Ketch Debentureholders under the Ketch 6.50% Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Ketch Debenture Trustee in accordance with the applicable requirements of the Ketch Debenture Indenture and otherwise comply with any additional requirements of the Ketch 6.50% Debenture Indenture relating thereto;

MFCorp Acquisition of Ketch Units

(f) one moment in time following the step in paragraph (g), each Ketch Unitholder shall transfer ninety-nine (99%) percent of his/her Ketch Units to MFCorp in exchange for MFCorp Special Shares on the basis of 0.565 of an MFCorp Special Share for each 1.000 Ketch Unit transferred;

Redemption of Ketch Units

(g) one moment in time following the step in paragraph (h), Ketch shall redeem all of the issued and outstanding Ketch Units (other than the one (1) Ketch Unit held by Advantage) in exchange for all of the Advantage Special Units and Advantage Units held by Ketch and, upon such redemption the Advantage Special Units shall be distributed by Ketch to MFCorp on the basis of 0.565 of an Advantage Special Unit for each 1.000 Ketch Unit held by MFCorp and the Advantage Units shall be distributed to the remaining Ketch Unitholders on the basis of 0.565 of an Advantage Unit for each 1.000 Ketch Unit held;

Exchange of AIM Shares with MFCorp

(h) all of the AIM Shares held by AIM Shareholders shall be exchanged with MFCorp in exchange for MFCorp Special Shares on the basis of 0.11599295768 of an MFCorp Special Share for each 1.000 AIM Share transferred;

Advantage Purchase of MFCorp Assets

(i) MFCorp shall sell, transfer, convey, assign and deliver to Advantage and Advantage shall purchase and accept from MFCorp, all of the MFCorp Assets and Advantage shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Advantage Units equal in number to the number of MFCorp Special Shares and the number of MFCorp Shares outstanding;

Redemption of MFCorp Shares and MFCorp Special Shares

(j) one moment in time following the step in paragraph (k), MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for Advantage Units, which shall be distributed to the holders of MFCorp Shares and MFCorp Special Shares on the basis of 1.000 Advantage Unit for each 1.000 MFCorp Share and 1.000 Advantage Unit for each 1.000 MFCorp Special Share;

Exchange of KRL Common Shares

(k) all of the KRL Common Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the KRL Common Shares so exchanged;

Exchange of Advantage ExchangeCo Shares with AOG

(l) all of the Advantage ExchangeCo Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the Advantage ExchangeCo Shares so exchanged;

Exchange of AIM with AOG

(m) all of the AIM Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the AIM Shares so exchanged;

Amalgamation of AOG, KRL, AIM and Advantage ExchangeCo

(n) AOG, KRL, AIM and Advantage ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the common shares of AOG, KRL, AIM and Advantage ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of Amalgamation shall be the same as the articles of AOG and the name of AmalgamationCo shall be "AOG Oil & Gas Ltd.";

(iii) the shares of KRL, AIM and Advantage ExchangeCo shall be cancelled without any repayment of capital;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of AOG;

(xi) the first directors of AmalgamationCo shall be the directors of AOG;

(xii) the first officers of AmalgamationCo shall be Kelly Drader as Chief Executive Officer, Andy Mah as President and Chief Operating Officer, Peter A. Harahan as Vice President, Finance and Chief Financial Officer, Patrick Cairns as Senior Vice President, Acquisitions, Gary Bourgeois, Vice President, Corporate Development, Rick Mazurkewich as Vice President, Production, Neil Bokenfohr as Vice President, Exploitation, Weldon Kary as Vice President, Geology & Geophysics and Jay P. Reid as Corporate Secretary; and

(xiii) the registered office of AmalgamationCo shall be the registered office of AOG;

Election of Amalgamation Directors

(o) the number of directors of AOG shall be increased to 10 members and each of Grant B. Fagerheim, John Howard and Andy J. Mah shall be appointed as directors of AOG to hold office until the next annual meeting of shareholders of AOG; and

Transfer of MFCorp Shares to Advantage

(p) the outstanding MFCorp Share shall be transferred to Advantage for one Advantage Unit.

Election of Additional Directors of AOG

As indicated above, one of the Arrangement steps is to fix the number of directors of AOG at 10 members and to elect the nominees set forth below to fill the three additional positions:

Grant B. Fagerheim
John Howard
Andy J. Mah

The names and municipalities of residence of each of the persons nominated for election as a director of AOG and their respective principal occupations are described under "*Pro Forma Information of Advantage After Giving Effect to the Arrangement – Directors and Officers of Advantage Upon Completion of the Arrangement*". To the knowledge of Advantage and Ketch, none of the persons so nominated for election owns, directly or indirectly, or exercises control over direction over, any Advantage Units as of the date of this Information Circular.

Post Arrangement Structure

The following diagram illustrates the organizational structure of Advantage immediately following the completion of the Arrangement.


Advantage Unitholders and former Ketch Unitholders
Cash Distributions (2)
Income from Permitted Investments
Advantage Units (100%)
Advantage Energy Income Fund (Alberta)
Interest and principal payments, royalty payments and dividends on common shares
royalty, notes, 100% shares
Ketch Resources Trust(3)
AmalgamationCo
MFCorp(3)

Notes:

(1) All operations and management of Advantage will be conducted through AmalgamationCo. Advantage will hold all of the shares of AmalgamationCo.
(2) Advantage will receive regular monthly payments in accordance with the Advantage Royalty Agreement as well as distributions and interest payments from the Advantage Notes, the Ketch Notes and the Ketch NPI.
(3) Ketch Resources Trust will be dissolved and liquidated and MFCorp will be wound up within twelve months following the Effective Date.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, approximately 94.6 million Advantage Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 65% of the Advantage Units will be held by existing Advantage Unitholders and 35% of the Advantage Units will be held by former Ketch Unitholders.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Advantage and Ketch and various conditions precedent, both mutual and with respect to each Party.

The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix D to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of Advantage and Ketch has agreed to certain non-solicitation covenants as follows:

(a) Each of the Advantage Parties and the Ketch Parties agreed to immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured;

(b) Each of the Advantage Parties and the Ketch Parties shall not, directly or indirectly, do or authorize or permit any of their respective officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision in the Arrangement Agreement, each of the Advantage Parties and the Ketch Parties and their respective and its officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a Superior Proposal; and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its Unitholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Advantage Board or the Ketch Board, as the case may be, shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by paragraph (c) below and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in the discharge of its fiduciary duties under Applicable Law and such Party complies with its obligations set forth in paragraph (c) below and terminates the Arrangement Agreement and concurrently therewith pays the Advantage Termination Fee or the Ketch Termination Fee, as applicable, to the other Party.

(c) Each of Advantage, AOG, Ketch and KRL when in receipt of a Superior Proposal (a "**Receiving Party**") has agreed to give the other Party (the "**Responding Party**"), orally and in writing, at least 72 hours advance notice of any decision by Advantage Board or the Ketch Board, as the case may be, to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Advantage Board or the Ketch Board, as the case may be, has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the Party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Arrangement Agreement and the Arrangement to provide that the holders of the Advantage Units or Ketch Units, as applicable, (the "**Receiving Party Securities**") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the Advantage Board or the Ketch Board, as the case may be, prior to the expiry of such 72 hour period, the Advantage Board or the Ketch Board, as the case may be, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Termination Fees

Advantage Termination Fee

Pursuant to the Arrangement Agreement, Ketch and KRL have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the Ketch Board has withdrawn or changed its determination that the Arrangement is fair to Ketch Unitholders and is in the best interest of Ketch and Ketch Unitholders or its recommendation that the Ketch Unitholders vote in favour of the Arrangement Resolution in a manner adverse to Advantage or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Ketch Unitholders or to Ketch and the Ketch Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed in accordance with its terms within 9 months of the date of the Arrangement Agreement;

(c) Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Ketch willfully breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Ketch or materially impedes the completion of the Arrangement, and Ketch fails to cure such breach within five Business Days after receipt of written notice thereof from Advantage (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 17, 2006),

(each of the above being an "**Advantage Damages Event**"), then in the event of the termination of the Arrangement Agreement, Ketch shall pay to Advantage $20 million (the "**Advantage Termination Fee**") as liquidated damages in immediately available funds to an account designated by Advantage within one Business Day after the first to occur of the events described above. Following an Advantage Damages Event but prior to payment of the Advantage Termination Fee, Ketch shall be deemed to hold such Advantage Termination Fee in trust for Advantage. Ketch shall only be obligated to pay one Advantage Termination Fee pursuant to the Arrangement Agreement.

Ketch Termination Fee

Pursuant to the Arrangement Agreement, Advantage and AOG have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the Advantage Board has withdrawn or changed its determination that the Arrangement is fair to Advantage Unitholders and is in the best interests of Advantage and Advantage Unitholders or its recommendation that the Advantage Unitholders vote in favour of the Arrangement Resolution in a manner adverse to Ketch or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Advantage Unitholders or to Advantage and the Advantage Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed in accordance with its terms within 9 months of the date of the Arrangement Agreement;

(c) Advantage accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Advantage willfully breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Advantage or materially impedes the completion of the Arrangement, and Advantage fails to cure such breach within five Business Days after receipt of written

notice thereof from Ketch (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 17, 2006),

(each of the above being a "**Ketch Damages Event**"), then in the event of the termination of the Arrangement Agreement, Advantage shall pay to Ketch $20 million (the "**Ketch Termination Fee**") as liquidated damages in immediately available funds to an account designated by Ketch within one Business Day after the first to occur of the events described above. Following a Ketch Damages Event but prior to payment of the applicable Ketch Termination Fee, Advantage shall be deemed to hold such applicable Ketch Termination Fee in trust for Ketch. Advantage shall only be obligated to pay one Ketch Termination Fee pursuant to the Arrangement Agreement.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Advantage and Ketch;

(b) as a result of a failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c) by Advantage upon the occurrence of an Advantage Damages Event, provided that in the event that the Ketch Board has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Advantage unless the Ketch Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Ketch upon the occurrence of a Ketch Damages Event, provided that in the event that the Advantage Board has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Ketch unless Advantage Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by Advantage, in the event that Advantage accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Advantage has complied with its obligations set forth in the Arrangement Agreement with respect to Superior Proposals and concurrently pays to Ketch the applicable Ketch Termination Fee;

(f) by Ketch, in the event that Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Ketch has complied with its obligations set forth in the Arrangement Agreement with respect to Superior Proposals and concurrently pays to Advantage the applicable Advantage Termination Fee;

(g) by Advantage upon the occurrence of a Material Adverse Change with respect to Ketch; and

(h) by Ketch upon the occurrence of a Material Adverse Change with respect to Advantage.

Conditions Precedent to the Arrangement

The respective obligations of the parties to the Arrangement Agreement to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to May 30, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Advantage and Ketch, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Advantage and Ketch, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of Ketch Units, on or prior to July 17, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(c) the Arrangement Resolution shall have been passed by the holders of Advantage Units, on or prior to July 17, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(d) holders of not greater than 5% of the outstanding Ketch Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) holders of not greater than 5% of the outstanding Advantage Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to July 17, 2006, the Final Order shall have been granted in form and substance satisfactory to Advantage and Ketch, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(h) the Arrangement shall have become effective on or prior to July 17, 2006;

(i) the Advantage RU Plan or other similar long term incentive plan agreed to by Advantage and Ketch, acting reasonably, shall have been approved by the required percentage of Advantage Unitholders and the Advantage Units issuable under the Advantage RU Plan have been conditionally approved for listing on the TSX and NYSE on or prior to the Effective Date;

(j) AOG shall enter into written agreements effective as of the Effective Date satisfactory to each of Advantage and Ketch, acting reasonably, pursuant to which AOG shall agree that, for a period of six years after the Effective Date, AOG shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Ketch (provided that AOG may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all former directors and officers of KRL with respect to claims arising from facts or events which occurred before the Effective Date or KRL shall have arranged for such insurance utilizing AON as the broker on terms satisfactory to AOG, acting reasonably;

(k) Competition Act Approval shall have been obtained;

(l) in addition to the approval required by paragraph (k), all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Advantage and Ketch, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX and the NYSE of the Advantage Units to be issued pursuant to the Arrangement, all applicable requirements under Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, have been satisfied with respect to the issuance of Advantage Units and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(m) if required, the Arrangement, and the consummation thereof, shall have been approved by Advantage's lenders on a basis acceptable to Advantage and Ketch, each acting reasonably;

(n) if required, the Arrangement, and the consummation thereof, shall have been approved by Ketch's lenders on a basis acceptable to Advantage and Ketch, each acting reasonably;

(o) Advantage and Ketch shall have executed such instruments, and the Ketch 6.50% Debenture Trustee shall have received such opinions, as contemplated and required by Article 11 of the Ketch 6.50% Debenture Indenture, in order to provide for the assumption as of the Effective Date by Advantage of all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the Ketch 6.50% Debentures such that, as of the Effective Date, the Ketch 6.50% Debentures become valid and binding obligations of Advantage entitling the holders thereof, as against Advantage, to all the rights of holders of Ketch 6.50% Debentures under the Ketch 6.50% Debenture Indenture;

(p) there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(q) as of the Effective Date:

(i) the following individuals shall be added to the Advantage Board of Directors:

Grant Fagerheim
John Howard
Andy Mah, and

(ii) the following individuals shall be appointed as the officers of AOG:

Kelly Drader – Chief Executive Officer
Andy Mah – President and Chief Operating Officer
Peter Hanrahan – Vice President, Finance and Chief Financial Officer
Patrick Cairns – Senior Vice President, Acquisitions
Gary Bourgeois, Vice President, Corporate Development
Rick Mazurkewich – Vice President, Production
Neil Bokenfohr – Vice President, Exploitation
Weldon Kary – Vice President, Geology & Geophysics
Jay P. Reid – Corporate Secretary

(r) Advantage and AOG shall have received resignations and releases, in form satisfactory to Advantage and Ketch, each acting reasonably, from the directors of Ketch and from the Advantage departing officers, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements;

(s) Investment Canada Act Approval, if required, shall have been obtained;

(t) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of AIM contained in Section 5.3 of the Arrangement Agreement shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and AIM shall have complied in all material respects with its covenants in the Arrangement Agreement and Advantage and Ketch shall have received a certificate to that effect dated the Effective Date from the President of AIM, acting solely on behalf of AIM, and not in his personal capacity, to the best of his information and belief, having made reasonable inquiry, and Advantage and Ketch will have no knowledge to the contrary;

(u) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of MFCorp contained in Section 5.4 of the Arrangement Agreement shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and MFCorp shall have complied in all material respects with its covenants in the Arrangement Agreement;

(v) each of the acts and undertakings of AIM to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by AIM;

(w) each of the acts and undertakings of MFCorp to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by MFCorp; and

(x) each of the parties, acting reasonably, shall be satisfied that 95% or more of the fair market value of the issued shares in the capital stock of MFCorp will include shares having conditions requiring MFCorp to accept, at the demand of the holder and at prices determined and payable in accordance with the conditions, the surrender of the shares that are fully paid.

The foregoing conditions are for the mutual benefit of Ketch and Advantage and may be asserted by Ketch and Advantage regardless of the circumstances and may be waived by Ketch and Advantage (with respect to such party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ketch or Advantage may have.

In addition to the mutual conditions precedent, the obligations of Advantage to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Advantage has responded promptly to any requests for information with respect to Advantage required to be included in the Ketch Information Circular, Ketch shall have mailed the Ketch Information Circular and other documentation required in connection with the Ketch Meeting on or before May 30, 2006;

(b) each of the acts and undertakings of Ketch to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Ketch;

(c) Ketch shall have furnished Advantage with:

   (i) certified copies of the resolutions duly passed by the Ketch Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

   (ii) certified copies of the resolutions of Ketch Unitholders, duly passed at the Ketch Meeting, approving the Arrangement Resolution;

(d) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Ketch and KRL contained in Section 5.2 of the Arrangement Agreement shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Ketch and KRL shall have complied in all material respects with its covenants in the Arrangement Agreement and Advantage shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of KRL acting solely on behalf of KRL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Advantage will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Ketch shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after April 24, 2006, or prior to April 24, 2006 which has not been publicly disclosed or disclosed to Advantage in writing prior to April 24, 2006, (or any condition, event or development involving a prospective change) that would constitute a Material Adverse Change for Ketch except a change directly resulting from an action taken by Ketch permitted by the Arrangement Agreement or to which Advantage has consented in writing;

(g) all Ketch RTU's and Ketch Warrants shall have been exercised or terminated and the Ketch DRIP shall have been terminated on or prior to the Effective Date.

In addition to the mutual conditions precedent, the obligations of Ketch to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Ketch has responded promptly to any request for information with respect to Ketch required to be included in the Advantage Information Circular, Advantage shall have mailed the Advantage Information Circular and other documentation required in connection with the Advantage Meeting on or before May 30, 2006;

(b) each of the acts and undertakings of Advantage to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Advantage;

(c) Advantage shall have furnished Ketch with:

    (i) certified copies of the resolutions duly passed by the Advantage Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

    (ii) certified copies of the resolutions of Advantage Unitholders, duly passed at the Advantage Meeting, approving the Arrangement Resolution and the Advantage RU Resolution;

(d) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Advantage and AOG contained in Section 5.1 of the Arrangement Agreement shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Advantage and AOG shall have complied in all material respects with its covenants in the Arrangement Agreement and Ketch shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of AOG acting solely on behalf of AOG and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Ketch will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Advantage shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after April 24, 2006, or prior to April 24, 2006 which had not been publicly disclosed or disclosed to Ketch in writing prior to April 24, 2006, (or any condition, event or development involving a prospective change) that would constitute a Material Adverse Change for Advantage except a change directly resulting from an action taken by Advantage permitted by the Arrangement Agreement to which Ketch has consented in writing; and

(g) the listing of the Advantage Units issuable to Ketch Unitholders pursuant to the Arrangement and the Advantage RU Plan shall have been conditionally approved for listing on the TSX and NYSE.

Upon the foregoing conditions being fulfilled or waived, Advantage, AOG, Ketch and KRL intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolutions proposed for consideration by the Unitholders authorize the respective Boards of Directors, without further notice to or approval of such Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The Arrangement Resolutions are attached as Appendix A and Appendix B to this Information Circular.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Advantage Unitholders voting at the Advantage Meeting;

(b) the Arrangement must be approved by the Ketch Unitholders voting at the Ketch Meeting;

(c) the Arrangement must be approved by the Court pursuant to the Final Order;

(d) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(e) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the certificate must be issued by the Registrar.

Unitholder Approvals

Advantage Unitholders

Pursuant to the Interim Order, the number of votes required to pass the Advantage Arrangement Resolution is not less than two-thirds of the votes cast by Advantage Unitholders, either in person or by proxy, at the Advantage Meeting. See "*General Proxy Matters – Procedure and Votes Required*". It is also a condition to the completion of the Arrangement that the Advantage RU Plan shall have been approved by the Advantage Unitholders. See "*Other Matters to be Considered at the Advantage Meeting*".

Ketch Unitholders

Pursuant to the Interim Order, the number of votes required to pass the Ketch Arrangement Resolution is not less than two-thirds of the votes cast by Ketch Unitholders, either in person or by proxy, at the Ketch Meeting. See "*General Proxy Matters – Procedure and Votes Required*".

Court Approvals

Interim Order

On May 12, 2006, the Court granted the Interim Order facilitating the calling of the Meetings and prescribing the conduct of the Meetings and other matters. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Unitholders at the Meetings in the manner required by the Interim Order, Advantage, Ketch, AOG, KRL, Advantage ExchangeCo, AIM and MFCorp will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 22, 2006 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta. At the hearing, any Unitholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Advantage and Ketch a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court **on or before noon (Calgary time) on June 16, 2006. Service of such notice shall be effected by service upon the solicitors for Advantage: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: Daniel J. McDonald, Q.C., and the solicitors for Ketch: Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 –1st Street S.W., Calgary, Alberta T2P 5H1, Attention: Tristram J. Mallett. See "*Notice of Joint Petition*".**

The Advantage Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Advantage and Ketch have been advised by their counsel, Burnet, Duckworth & Palmer LLP and Osler, Hoskin & Harcourt LLP, respectively, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Advantage and Ketch may determine not to proceed with the Arrangement.

Advantage Fairness Opinions

The Advantage Special Committee retained RBC Capital Markets to address the fairness to Advantage, from a financial point of view, of the consideration payable by Advantage to the Ketch Unitholders pursuant to the Arrangement and the consideration payable by Advantage to the AIM Shareholders pursuant to the Advantage Management Internalization forming part of the Arrangement. In connection with this mandate, RBC Dominion Securities Inc., a member company of RBC Capital Markets, has prepared the Advantage Fairness Opinions. The Advantage Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of RBC Dominion Securities Inc., a member company of RBC Capital Markets, as of May 12, 2006: (i) the consideration payable by Advantage to the Ketch Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Advantage; and (ii) the consideration payable by Advantage to the AIM Shareholders pursuant to the Advantage Management Internalization forming part of the Arrangement is fair, from a financial point of view, to Advantage. **The Advantage Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entireties. See Appendix E, "*Advantage Fairness Opinions*".**

The Advantage Board of Directors concurs with the views of RBC Dominion Securities Inc., a member company of RBC Capital Markets, and such views were an important consideration in the Advantage Board's decision to proceed with the Arrangement, including the Advantage Management Internalization.

Ketch Fairness Opinions

The Ketch Board retained BMO Nesbitt Burns Inc. and Tristone Capital Inc. to address the fairness to Ketch Unitholders, from a financial point of view, of the consideration to be received by Ketch Unitholders pursuant to the Arrangement. In connection with this mandate, BMO Nesbitt Burns Inc. and Tristone Capital Inc. have prepared the Ketch Fairness Opinions. The Ketch Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of each of BMO Nesbitt Burns Inc. and Tristone Capital Inc. as of May 12, 2006, the consideration to be received by the Ketch Unitholders pursuant to the Arrangement is fair, from a financial point of view, to the Ketch Unitholders. **The Ketch Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entireties. See Appendix F, "*Ketch Fairness Opinions*".**

The Ketch Board of Directors concurs with the views of BMO Nesbitt Burns Inc. and Tristone Capital Inc. and such views were an important consideration in the Ketch Board's decision to proceed with the Arrangement.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Advantage and Ketch will apply for the Final Order approving the Arrangement on June 22, 2006. If the Final Order is obtained on June 22, 2006 in form and substance satisfactory to Advantage and Ketch, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Advantage and Ketch expect the Effective Date will be on or about June 23, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Advantage's and Ketch's objective is to have the Effective Date occur on June 23, 2006. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 22, 2006.

Procedure for Exchange of Ketch Units

In order to receive their Advantage Units on the completion of the Arrangement, registered holders of Ketch Units must deposit with the Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder's Ketch Units.

Ketch Unitholders whose Ketch Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Ketch Units.

The use of the mail to transmit certificates representing Ketch Units and the Letter of Transmittal is at each Holder's risk. Advantage and Ketch recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, unless otherwise provided.

Ketch Unitholders will not receive Advantage Units or distributions on the Advantage Units after the Effective Date until they submit the certificates for their Ketch Units to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Ketch Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Advantage Units (and any distributions thereon).

KETCH UNITHOLDERS ARE ENCOURAGED TO SUBMIT THE CERTIFICATES FOR THEIR KETCH UNITS AND A DULY COMPLETED LETTER OF TRANSMITTAL TO THE DEPOSITARY AS SOON AS POSSIBLE SO THAT THEY CAN RECEIVE THE JUNE 30 DISTRIBUTION ON THE ADVANTAGE UNITS THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE ARRANGEMENT IN A TIMELY MANNER.

Ketch Unitholders who are Residents and who wish to make a Tax Election are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the election which are appropriate to their circumstances.

Treatment of Fractional Advantage Units

No certificates representing fractional Advantage Units shall be issued under the Arrangement. In lieu of any fractional Advantage Units, each registered Ketch Unitholder otherwise entitled to a fractional interest in an Advantage Unit certificate shall receive the nearest whole number of Advantage Units as the case may be (with fractions equal to exactly 0.5 or greater being rounded up).

Exchange of Ketch 6.50% Debentures

As the Ketch 6.50% Debentures trade in the "book entry" system and no certificates are issued to unregistered holders, no new certificates for Ketch 6.50% Debentures will be issued to beneficial holders following the completion of the Arrangement and beneficial holders of Ketch 6.50% Debentures do not need to take any action.

Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Advantage, and Osler, Hoskin & Harcourt LLP, counsel to Ketch (collectively, "**Counsel**"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Ketch Unitholder who is entitled to receive Advantage Units pursuant to the Arrangement, and who, for purposes of the Tax Act, holds, or will hold, Ketch Units and Advantage Units (as applicable) as capital property and deals at arm's length with each of Advantage and Ketch. Generally, the Ketch Units and Advantage Units will be considered to be capital property to a securityholder provided such securityholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Ketch Unitholders who are resident in Canada and who might not otherwise be considered to hold any such property as capital property may, in certain circumstances, be entitled to have the Ketch Units, and Advantage Units treated as capital property by making the irrevocable election permitted by Section 39(4) of the Tax Act. This summary is not applicable to a securityholder that is a "financial institution", as defined in the Tax Act, for purposes of the mark to market rules or an interest in which would be a "tax shelter investment" as defined in the Tax Act. Any such securityholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "**CRA**") and representations of Advantage and Ketch as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular securityholder. Consequently, Ketch Unitholders should consult their own tax advisors having regard to their own particular circumstances.

Plan of Arrangement Transactions

Under the Plan of Arrangement the following principal transactions will occur on the Effective Date which are relevant to the Canadian federal income tax treatment of Ketch Unitholders:

(a) Advantage will purchase the Ketch Assets and assume the Ketch Liabilities in exchange for a combination of Advantage Units and Advantage Special Units (the "**Ketch Asset Transfer**");

(b) Ketch Unitholders will transfer 99% of their Ketch Units to MFCorp in exchange for MFCorp Special Shares (the "**MFCorp Unit Exchange**");

(c) Ketch Unitholders will transfer the remaining 1% of their Ketch Units to Ketch in exchange for Advantage Units (the "**Ketch Exchange**"); and

(d) following the transfer by MFCorp of its assets to Advantage in exchange for Advantage Units and Advantage Special Units (the "**MF Corp Asset Transfer**"), Ketch Unitholders will transfer their MFCorp Special Shares to MFCorp in exchange for Advantage Units (the "**MFCorp Share Exchange**").

At the completion of these steps, Ketch Unitholders will have received 0.565 Advantage Units in respect of each Ketch Unit held immediately prior to the Effective Date.

Counsel has been advised by Ketch and Advantage, and has assumed for the purpose of the description of tax considerations that follows, that Advantage and Ketch will each qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times and that MFCorp will qualify as a "mutual fund corporation" as defined in the Tax Act at all relevant times.

The MFCorp Unit Exchange

Ketch Unitholders will generally realize a capital gain (or capital loss) as a result of the MFCorp Unit Exchange equal to the amount by which the fair market value of the MFCorp Special Shares received is greater (or less) than the adjusted cost base of the Ketch Units so exchanged plus any reasonable costs incurred by the Ketch Unitholder in connection with the exchange. For discussion regarding the treatment of capital gains and losses, please see the section below titled *"Taxation of Capital Gains and Losses"*.

A Ketch Unitholder will be able to defer all or a portion of a capital gain which would otherwise result from the MFCorp Unit Exchange by making a joint election with MFCorp under section 85 of the Tax Act. **Ketch Unitholders (other than those who are Non-Residents) will be given the option of making such election (a "Tax Election") in respect of the MFCorp Unit Exchange. Ketch Unitholders who would otherwise recognize a capital gain as a result of the MFCorp Unit Exchange are strongly urged to consider making the Tax Election and should consult their own advisors as soon as possible regarding the deadlines and procedures for making the Tax Election which are appropriate in their circumstances. See "*Section 85 Election*" below.**

A Ketch Unitholder who is not resident, and is not deemed to be resident, in Canada, will not be subject to taxation in Canada with respect to the disposition of such Ketch Units unless such Ketch Units constitute "taxable Canadian property" at the time of the disposition and the non-resident holder is not afforded relief under an applicable tax convention between Canada and the non-resident Unitholder's jurisdiction of residence. Ketch Units will not be taxable Canadian property to a non-resident Ketch Unitholder unless: (i) the Ketch Unitholder holds or uses, or is deemed to hold or use, the Ketch Units in the course of carrying on business in Canada; (ii) the Ketch Units are "designated insurance property" of the Ketch Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Ketch Units, the Ketch Unitholder or persons with whom the Ketch Unitholder did not deal at arm's length or any combination thereof, held more than 25% of the issued Ketch Units or, either alone or together with persons with whom the Ketch Unitholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued Ketch Units; or (iv) Ketch is not a "mutual fund trust" as defined in the Tax Act on the date of disposition.

Section 85 Election

If a Ketch Unitholder and MFCorp make a Tax Election in respect of the MFCorp Unit Exchange, the effect of making such election is that the proceeds of disposition of the Ketch Units are deemed to be the amount set forth in the election, subject to the limitations imposed by the Tax Act upon the amount that can be elected. The elected amount cannot exceed the fair market value at the time of the exchange of the Ketch Units disposed of on the MFCorp Unit Exchange, nor can it be less than the lesser of the fair market value of the Ketch Units and the adjusted cost base to the Ketch Unitholder of such Ketch Units at the time of the exchange. A capital gain will, therefore, be recognized to the extent that the proceeds (elected amount) deemed to have been received for the Ketch Units, net of any reasonable costs of disposition, exceed the adjusted cost base to the Ketch Unitholder of such

Ketch Units (see *"Taxation of Capital Gains and Losses")*. The MFCorp Special Shares received will be deemed to have an adjusted cost base equal to the elected amount in respect of the Ketch Units.

In order to make a Tax Election, a Ketch Unitholder must provide to MFCorp two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Ketch Unitholder) no later than 90 days after the Effective Date, duly completed with the details of the number of Ketch Units transferred and the applicable elected amount for purposes of the election. The election forms will be signed by MFCorp and returned to the Ketch Unitholder for filing by the Ketch Unitholder with the CRA (and with any applicable provincial tax authorities). ***It is the sole responsibility of the Ketch Unitholder who wishes to take advantage of*** **the tax deferral provided for by section 85 of the Tax Act to attend to the proper completion and filing of the forms required by the Tax Act in that regard.**

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, titled "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation" (or, if the Ketch Unitholder is a partnership, Form T2058 titled "Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation"). Ketch Unitholders should consult their own tax advisors to determine whether any separate provincial election forms are required.

None of Advantage, Ketch or MFCorp will be responsible for any interest, penalties or taxes resulting from a Ketch Unitholder's failure to file a properly completed Tax Election form on time.

The Ketch Asset Transfer and Ketch Exchange

Ketch and Advantage have advised Counsel that they will file an election with the CRA in respect of the Ketch Asset Transfer, with the result that the Ketch Asset Transfer will be a "qualifying exchange" as defined in Section 132.2 of the Tax Act and no taxable income will arise in Ketch as a result of such transfer. The taxation year of Ketch will be deemed to end as a result of the Ketch Asset Transfer and any income of Ketch for such year will be paid or payable to Ketch Unitholders in accordance with the terms of the Ketch Trust Indenture.

The disposition by a Ketch Unitholder of Ketch Units on the Ketch Exchange will not result in a capital gain or capital loss to such Ketch Unitholder. The aggregate initial cost of the Advantage Units received by a Unitholder on the Ketch Exchange will be equal to the aggregate adjusted cost base to such holder of the Ketch Units so disposed of (which adjusted cost base will take into account the effect of any Tax Election filed by the Unitholder in respect of the MFCorp Unit Exchange). This cost will be averaged with the adjusted cost base of all other Advantage Units held by each Unitholder to determine the adjusted cost base of such Advantage Unit held.

The MFCorp Asset Transfer and MFCorp Share Exchange

MFCorp and Advantage have advised Counsel that they will file an election with the CRA in respect of the MFCorp Asset Transfer with the result that the MFCorp Asset Transfer will be a "qualifying exchange" as defined in Section 132.2 of the Tax Act and no taxable income will arise in MFCorp as a result of such transfer.

The disposition by a Unitholder of MFCorp Special Shares on the MFCorp Share Exchange will not result in a capital gain or capital loss to such Unitholder. The aggregate initial cost of the Advantage Units received by a Unitholder on the MFCorp Share Exchange will be equal to the aggregate adjusted cost base to such holder of the MFCorp Special Shares which are so disposed of (which adjusted cost base will take into account the effect of any Tax Election filed by the Unitholder in respect of the MFCorp Unit Exchange). This cost will be averaged with the adjusted cost base of all other Advantage Units held by such Unitholder to determine the adjusted cost base of each Advantage Unit held.

Dissenting Ketch Unitholders

Ketch Unitholders who validly exercise their rights of dissent and who are entitled to receive payment from Ketch equal to the fair value of their Ketch Units (**"Dissenting Ketch Unitholders"**) will realize a capital gain (or a capital loss) equal to the amount by which the cash received as payment for their Ketch Units, net of any reasonable

costs of disposition, exceeds (or is less than) the adjusted cost base of such Ketch Units to the Dissenting Ketch Unitholder. For discussion with respect to the tax treatment of capital gains and losses, please refer to the section below titled *"Taxation of Capital Gains and Capital Losses"*.

A Dissenting Ketch Unitholder who is not resident, and is not deemed to be resident, in Canada will not be subject to taxation in Canada with respect to the disposition of such Ketch Units unless such Units constitute "taxable Canadian property" as discussed in the section above titled *"MFCorp Unit Exchange"*.

Any interest awarded by a court to a Dissenting Ketch Unitholder who is resident, or is deemed to be resident, in Canada will be included in the Dissenting Ketch Unitholder's income for income tax purposes. In the case of a Dissenting Ketch Unitholder who is not resident, and is not deemed to be resident, in Canada, such interest would be subject to withholding tax at the rate of 25%, subject to the reduction of such rate under an applicable income tax convention.

Status of Advantage

Ownership of Advantage Units

This summary assumes that Advantage will continue to qualify as a mutual fund trust as defined in the Tax Act following the Effective Date for the duration of its existence. Should Advantage not qualify as a mutual fund trust, the income tax considerations applicable to Advantage and Advantage Unitholders would, in some respects, be materially different than those described in this summary.

Taxation of Advantage

Advantage is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Advantage Unitholders (whether paid in cash or Advantage Units) and which is deducted by Advantage in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to an Advantage Unitholder in a taxation year only if it is paid in the year by Advantage or the Advantage Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Advantage is the calendar year.

Advantage will be required to include in its income for each taxation year income from net profits interests held by it, including the Advantage Royalty and the Ketch NPI. Advantage will also be required to include in its income all interest, including interest on the Advantage Notes and the Ketch Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by Advantage, all dividends which would otherwise be included in its income as dividends received on shares owned by Advantage, including the shares of AmalgamationCo, will be deemed to have been received by Advantage Unitholders and not to have been received by Advantage.

In computing its income, Advantage will generally be entitled to deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income. Advantage will be entitled to deduct the costs incurred by it in connection with the issuance of Advantage Units on a five-year, straight-line basis (subject to proration for short taxation years). Advantage may deduct up to 10% annually on a declining balance basis of its cumulative Canadian oil and gas property expense ("**COGPE**") (subject to proration for short taxation years). If Advantage's cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in Advantage's income. In that regard, Advantage's cumulative COGPE will be reduced as a result of a sale of property by AmalgamationCo which is subject to the Advantage Royalty or the Ketch NPI, as the case may be, where proceeds of disposition thereof become receivable to Advantage ("**Royalty Disposition Proceeds**").

Under the Advantage Trust Indenture, an amount equal to all of the royalty, net profits, interest, interest and dividend income of Advantage for each year, together with the taxable and non-taxable portions of any capital gains realized by Advantage in the year (net of Advantage's expenses, including interest on the Advantage Debentures, and amounts, if any, required to be retained to pay any tax liability of Advantage) will be payable to the Advantage

Unitholders. Royalty Disposition Proceeds will also be payable to the Advantage Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of Advantage as at December 31 of any year. Under the Advantage Indenture, net income of Advantage for each year will generally be paid or made payable by way of cash distributions to the Advantage Unitholders. The Advantage Indenture also contemplates other situations in which Advantage may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Advantage Units.

Counsel has been advised that Advantage intends to deduct, in computing its income and taxable income for the purposes of the Tax Act, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deductions from income, it is expected that Advantage will not be liable for any material amount of income tax under the Tax Act. However, Counsel can provide no assurance in that regard.

Taxation of Advantage Unitholders Resident in Canada

An Advantage Unitholder will generally be required to include in computing income for a particular taxation year of the Advantage Unitholder the portion of the net income of Advantage for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Advantage Unitholder in that particular taxation year, irrespective of whether such amount is payable in cash or by the issuance of additional Advantage Units. Income of an Advantage Unitholder from the Advantage Units will be considered to be income from property. Any loss of Advantage for the purposes of the Tax Act cannot be allocated to and treated as a loss of an Advantage Unitholder.

Provided that appropriate designations are made by Advantage, such portions of its net taxable capital gains and taxable dividends as are paid or payable to an Advantage Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Advantage Unitholder for purposes of the Tax Act. Please see the section below titled *"Taxation of Capital Gains and Losses"*.

The non-taxable portion of net realized capital gains of Advantage that is paid or payable to an Advantage Unitholder in a year will not be included in computing the Advantage Unitholder's income for the year. Any other amount in excess of the net income of Advantage that is paid or payable by Advantage to an Advantage Unitholder in a year will generally not be included in the Advantage Unitholder's income for the year. However, where such an amount is paid or payable to an Advantage Unitholder, other than as proceeds of disposition of Advantage Units or fractions thereof, the adjusted cost base of the Advantage Units held by such Advantage Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to an Advantage Unitholder of an Advantage Unit is less than zero at any time in a taxation year, such negative amount will be deemed to be a capital gain of the Advantage Unitholder from the disposition of the Advantage Unit in that year. The amount of such capital gains will be added to the adjusted cost base of such Advantage Unit.

Upon the disposition or deemed disposition by an Advantage Unitholder of an Advantage Unit, whether on redemption or otherwise, the Advantage Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Advantage Unitholder's adjusted cost base of the Advantage Unit and any reasonable costs of disposition.

Where the redemption price for Advantage Units is paid by the distribution of Advantage Notes or the issuance of Redemption Notes to the redeeming Unitholder, the proceeds of disposition will generally be equal to the fair market value of the property so transferred. The adjusted cost base of any Advantage Note or Redemption Note distributed or issued to an Advantage Unitholder by Advantage upon a redemption of Advantage Units will be equal to the fair market value of the Advantage Note or Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such an Advantage Unitholder will be required to include in income interest on the Advantage Note or Redemption Note (including interest that had accrued to the date of acquisition of such note) in accordance with the provisions of the Tax Act. To the extent that an Advantage Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Advantage Note, an offsetting deduction may be available.

Taxation of Capital Gains and Capital Losses

One half of any capital gain realized by an Advantage Unitholder who is resident for purposes of the Tax Act, on a disposition or deemed disposition of Advantage Units, and the amount of any net taxable capital gains designated by Advantage in respect of a Unitholder, will be included in the Advantage Unitholder's income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an "**allowable capital loss**") realized by an Advantage Unitholder upon a disposition or deemed disposition of Advantage Units may be deducted against any taxable capital gains realized by the Advantage Unitholder in the year of disposition. To the extent that the Advantage Unitholder's allowable capital losses exceed the Advantage Unitholder's taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by an Advantage Unitholder that is an individual may give rise to minimum tax depending on such Advantage Unitholder's circumstances. An Advantage Unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from Advantage Trust which is deemed to be income from property. Advantage Unitholders to whom these rules might apply should consult their own tax advisors.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, and provided that Advantage continues to qualify as a "mutual fund trust" for the purposes of the Tax Act, the Advantage Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act ("**Exempt Plans**"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Advantage or any capital gain realized on the disposition of any Advantage Units.

Exempt Plans should contact their own tax advisors with regard to the acquisition of Advantage Notes or Redemption Notes on the redemption of Advantage Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plans having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

Taxation of Unitholders who are Non-Residents of Canada

Where Advantage makes distributions to an Advantage Unitholder who is not resident in Canada, and is not deemed to be resident in Canada, for purposes of the Tax Act, (a "Non-Resident Unitholder") the same general considerations as those discussed above with respect to an Advantage Unitholder who is resident in Canada will apply, except that any distribution of income of Advantage to a Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty or convention between Canada and the Unitholder's jurisdiction of residence. For example, Non-Resident Unitholders resident in the United States for purposes of the *Canada-United States Income Tax Convention* will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

The portion of any distribution which is not otherwise subject to withholding tax under the Tax Act will generally be subject to a Canadian withholding tax of 15%. If a subsequent disposition of an Advantage Unit results in a capital loss to a Non-Resident Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A disposition or deemed disposition of Advantage Units will not give rise to a capital gain subject to tax under the Tax Act to a Non-Resident Unitholder provided that the Advantage Units held by the Advantage Unitholder are not "taxable Canadian property" for the purposes of the Tax Act. Advantage Units will not constitute taxable Canadian property to a Non-Resident Unitholder unless: (i) the Non-Resident Unitholder holds or uses, or is deemed to hold or use the Advantage Units in the course of carrying on business in Canada; (ii) the Advantage Units are "designated

insurance property" of the Non-Resident Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Advantage Units the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held more than 25% of the issued Advantage Units or, either alone or together persons with whom the Non-Resident Unitholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued Advantage Units; or (iv) Advantage is not a mutual fund trust on the date of disposition.

Non-Resident Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.

Non-Resident Unitholders who are resident in the United States should refer to the section titled "*The Arrangement – United States Federal Income Tax Considerations*" for commentary which is specific to their jurisdiction.

United States Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders, as defined below, of Ketch Units arising from and relating to the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Advantage Units received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

This summary assumes that Ketch and Advantage each are classified as foreign corporations for U.S. federal income tax purposes (even though they are organized as unincorporated open-end investment trusts under Canadian law) and uses terminology consistent with this corporate classification, including references to "dividends" and "earnings and profits." This summary also assumes that the Ketch 6.50% Debentures are properly treated as debt for U.S. federal income tax purposes. In addition, this summary assumes that Ketch (and its predecessors) has not been a passive foreign investment company ("**PFIC**") at any time prior to the Effective Date. If Ketch (or any of its predecessors) was determined to be a PFIC at any time during a U.S. Holder's holding period with respect to Ketch Units (or units of any predecessor to Ketch), then such U.S. Holder generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules (including rules that would generally require such U.S. Holder to recognize gain for U.S. federal income tax purposes in connection with the exchange of any such Ketch Units for Advantage Units pursuant to the Arrangement), which are not described in this summary. Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential classification of Ketch as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder.

U.S. Treasury Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, you are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the U.S. Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

Scope of This Summary

Authorities

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the United States and Canada (the "**Tax Convention**"), all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This summary is not binding on the Internal Revenue Service (the "**IRS**") or the U.S. courts, and no assurance can be given that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. In addition, Ketch and Advantage have not requested, and do not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of either the Arrangement or the ownership and disposition of Advantage Units received pursuant to the Arrangement.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Ketch Units (or, following the completion of the Arrangement, a beneficial owner of Advantage Units received pursuant to the Arrangement) that is (a) a citizen or an individual resident of the United States for U.S. federal income tax purposes, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust which (i) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Ketch Units (or, following the completion of the Arrangement, Advantage Units), the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Ketch Units (or, following the completion of the Arrangement, Advantage Units) should consult their own tax advisors as to the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Ketch Units (or, following the completion of the Arrangement, a beneficial owner of Advantage Units received pursuant to the Arrangement) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the Arrangement or the ownership and disposition of Advantage Units received pursuant to the Arrangement. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special rules, including U.S. Holders that are (a) banks, financial institutions, or insurance companies, (b) regulated investment companies or real estate investment trusts, (c) brokers or dealers in securities or currencies or traders in securities or currencies that elect to apply a mark-to-market accounting method, (d) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (e) holders that own Ketch Units (or, following the completion of the Arrangement, holders that will own Advantage Units) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (f) holders that acquired Ketch Units (or, following the completion of the Arrangement, holders that acquire Advantage Units) in

connection with the exercise of employee stock options, pursuant to the Ketch RTU Plan or otherwise as compensation for services, (g) holders that have a "functional currency" other than the U.S. dollar, (h) holders that are liable for the "alternative minimum tax" under the Code, (i) holders that hold Ketch Units (or, following the completion of the Arrangement, holders that will hold Advantage Units) other than as a capital asset within the meaning of Section 1221 of the Code, (j) holders that own or have owned directly, indirectly, or constructively 5 percent or more, by voting power or value, of the outstanding equity interests of Ketch (or, following the completion of the Arrangement, holders that will own directly, indirectly, or constructively 5 percent or more, by voting power or value, of the outstanding equity interests of Advantage), (k) holders that exercise Dissent Rights in connection with the Arrangement, or (l) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Advantage Units received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

The following discussion is a summary of the U.S. federal income tax consequences of the Ketch Exchange (as defined below) to U.S. Holders. This summary does not address the U.S. federal income tax consequences of transactions entered into prior to, concurrently with, or subsequent to the Arrangement other than the Ketch Exchange, regardless of whether any such transaction is undertaken in connection with the Arrangement. For purposes of this summary, the "Ketch Exchange" means (a) the transfer of the Ketch Assets to Advantage in exchange for Advantage Units and Advantage Special Units and the assumption by Advantage of the Ketch Assumed Liabilities, including the Ketch 6.50% Debentures (followed by the liquidation of Ketch pursuant to the Arrangement), (b) the transfer by the Ketch Unitholders of 99% of their Ketch Units to MFCorp in exchange for MFCorp Special Shares, (c) the redemption by Ketch of the remaining 1% of the Ketch Units held by the Ketch Unitholders in exchange for Advantage Units, and (d) the redemption by MFCorp of the MFCorp Special Shares from the former Ketch Unitholders in exchange for Advantage Units (followed by the liquidation of MFCorp pursuant to the Arrangement).

The Ketch Exchange as a Tax-Deferred Reorganization

Although there is no direct legal authority that addresses the proper treatment of the Ketch Exchange for U.S. federal income tax purposes and, as a result, the treatment of the Ketch Exchange for these purposes is subject to significant uncertainty, subject to the application of the Boot Limitation Rule discussed below, in the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. tax counsel to Advantage, the Ketch Exchange more likely than not will qualify as a tax-deferred reorganization under Section 368(a)(1) of the Code (a "**Reorganization**") and the parties intend to take the position that it will be so treated. This position is based, in part, on treating the various transactions that constitute the Ketch Exchange as a single, integrated transaction for U.S. federal income tax purposes. However, as indicated above, there is no direct authority that addresses the treatment of the Ketch Exchange, including whether it will be treated as a single, integrated transaction, for these purposes. In addition, the Ketch Exchange will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. An opinion of counsel is not binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the qualification of the Ketch Exchange as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS. Neither Ketch nor Advantage intend to seek a ruling from the IRS regarding the U.S. federal income tax consequences of the Ketch Exchange.

If Advantage exchanges cash or property (in addition to Advantage Units) for assets of Ketch pursuant to the Arrangement, assuming all other applicable requirements are met, the Ketch Exchange would qualify as a Reorganization only if Advantage acquired pursuant to the Arrangement, solely for Advantage Units, assets of Ketch having a fair market value, as of the Effective Time, equal to at least eighty percent (80%) of the fair market value, as of the Effective Time, of the total assets of Ketch (the "**Boot Limitation Rule**"). Pursuant to the Boot Limitation Rule, the sum of the following amounts may not exceed twenty percent (20%) of the fair market value, as of the Effective Time, of the total assets of Ketch: (a) cash or property (other than Advantage Units) paid, directly or indirectly, by Advantage to Ketch or Ketch Unitholders in any transaction that is undertaken in connection with the Arrangement; (b) cash paid, directly or indirectly, by Advantage to Ketch Unitholders that exercise Dissent Rights; (c) the liabilities of Ketch assumed by Advantage (including the Ketch 6.50% Debentures and any options, warrants, or other rights to acquire Ketch Securities and the Ketch 6.50% Debentures assumed by Advantage) plus the

liabilities to which the assets of Ketch that are acquired by Advantage are subject; (d) the liabilities of Ketch affiliates assumed by Advantage in connection with the Arrangement; and (e) any amounts loaned by Advantage (or any of its affiliates) to Ketch (or any of its affiliates) in connection with the Arrangement. If the Boot Limitation Rule were determined to apply to the Ketch Exchange, it is expected that the Ketch Exchange would not qualify as a Reorganization, although the parties believe that the Boot Limitation Rule does not apply to the Ketch Exchange. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the Boot Limitation Rule to the Ketch Exchange.

If the Ketch Exchange qualifies as a Reorganization, the following U.S. federal income tax consequences would generally result to U.S. Holders:

(a) no gain or loss would be recognized by a U.S. Holder upon the exchange of Ketch Units for Advantage Units pursuant to the Arrangement;

(b) the tax basis of a U.S. Holder in the Advantage Units acquired in exchange for Ketch Units pursuant to the Arrangement would be equal to such U.S. Holder's tax basis in the Ketch Units exchanged; and

(c) the holding period of a U.S. Holder for the Advantage Units acquired in exchange for Ketch Units pursuant to the Arrangement would include such U.S. Holder's holding period for the Ketch Units exchanged.

In addition, U.S. Holders that exchange Ketch Units for Advantage Units pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

The Ketch Exchange as a Taxable Transaction

If the Ketch Exchange does not qualify as a Reorganization, the following U.S. federal income tax consequences would generally result to U.S. Holders:

(a) a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Advantage Units received in exchange for Ketch Units pursuant to the Arrangement and (ii) the tax basis of such U.S. Holder in the Ketch Units exchanged;

(b) the tax basis of a U.S. Holder in the Advantage Units received in exchange for Ketch Units pursuant to the Arrangement would be equal to the fair market value of such Advantage Units on the Effective Date; and

(c) the holding period of a U.S. Holder for the Advantage Units received in exchange for Ketch Units pursuant to the Arrangement would begin on the day after the Effective Date.

The gain or loss described in clause (a) immediately above generally will be capital gain or loss and will be long-term capital gain or loss if such Ketch Units are held for more than one year at the time of the Ketch Exchange. Long-term capital gains of non-corporate U.S. Holders are currently subject to a maximum U.S. federal income tax rate of fifteen percent (15%). There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Gains or losses, if any, realized by a U.S. Holder in connection with the Arrangement generally will be treated as having a source within the United States.

The Ownership and Disposition of Advantage Units

Distributions With Respect to Advantage Units

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Advantage Units generally will be required to include the amount of such distribution (including the amount of any Canadian income

tax withheld) in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of Advantage as determined under U.S. federal income tax principles. Any such dividend paid before January 1, 2009 generally may qualify for the reduced U.S. federal income tax rates applicable to "qualified dividend income" if (a) Advantage is eligible for the benefits of the Tax Convention or the Advantage Units are readily tradable on an established securities market in the U.S., (b) Advantage is not a "passive foreign investment company" (a "**PFIC**") for the taxable year in which the dividend is paid or the preceding taxable year, as discussed below, (c) the U.S. Holder is an individual, estate, or trust that satisfies certain holding period requirements with respect to the Advantage Units, and (d) the U.S. Holder does not treat the dividend as "investment income" for purposes of the investment interest deduction rules. Any such dividend will not be eligible for the "dividends received deduction" generally allowed to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of the current and accumulated "earnings and profits" of Advantage will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Advantage Units and, (b) thereafter, as gain from the sale or exchange of the Advantage Units. Generally, distributions with respect to the Advantage Units will be treated as a foreign-source income for foreign tax credit purposes. As described below in "Other Considerations – Foreign Tax Credits", any tax withheld by Canadian tax authorities may be claimed as a foreign tax credit against a U.S. Holder's U.S. federal tax liability or as a deduction for U.S. federal income tax purposes, subject to a number of complicated requirements and limitations.

Dispositions of Advantage Units

Except as described below in respect of certain redemption transactions, a U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of Advantage Units in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Advantage Units sold or otherwise disposed of. Such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such Advantage Units are held for more than one year at the time of such sale, exchange, or other disposition. Long-term capital gains of non-corporate taxpayers, including individuals, estates, and trusts, derived with respect to a sale, exchange, or other disposition of Advantage Units are currently subject to a maximum U.S. federal income tax rate of 15%. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Any gain or loss recognized by a U.S. Holder will generally be treated as having a source within the United States.

In certain circumstances, amounts received by a U.S. Holder upon the redemption by Advantage of Advantage Units may be treated as a distribution under Section 301 of the Code, rather than as a payment in exchange for Advantage Units that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of the current or accumulated "earnings and profits" of Advantage. The determination of whether a redemption of Advantage Units will be treated as a distribution under Section 301 of the Code, rather than as a payment in exchange for Advantage Units, will depend upon whether and to what extent the redemption reduces the U.S. Holder's percentage ownership interest in Advantage. This summary does not address the U.S. federal income tax consequences applicable to a U.S. Holder of the redemption by Advantage of Advantage Units for consideration other than cash. The rules applicable to redemptions are complex, and each U.S. Holder should consult its own tax advisor to determine whether in the U.S. Holder's own particular case a redemption of Advantage Units will be treated as a distribution under Section 301 of the Code or as a payment in exchange for the Advantage Units.

Passive Foreign Investment Company Status of Advantage

The preceding sections of this summary assume that Advantage will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Ketch and Advantage expect that Advantage will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Whether Advantage will be a PFIC for the taxable year that includes the day after the Effective Date, or for any subsequent taxable year, will depend on the assets and income of Advantage over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that Advantage will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.

Advantage generally would be a PFIC for a taxable year if (a) 75% or more of the gross income of Advantage for such taxable year is passive income or (b) 50% or more of the assets held by Advantage either produce passive income or are held for the production of passive income, based on the fair market value of such assets. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from "passive income" if substantially all of a foreign corporation's commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In the event that Advantage were a PFIC, U.S. Holders of Advantage Units generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary. Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential classification of Advantage as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of Advantage Units.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Advantage Units may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation will be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder will be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty. However, the amount of a distribution with respect to the Advantage Units that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by a foreign corporation generally will be categorized as "passive income" or, in the case of certain shareholders, "financial services income" for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends generally will be "passive category income" or, in certain cases, "general category income" for purposes of computing the foreign tax credit allowable to a U.S. Holder. In addition, special foreign tax credit rules apply to a U.S. Holder that receives "qualified dividend income" that is subject to reduced U.S. federal income tax rates. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of the foreign tax credit rules to them.

Receipt of Foreign Currency

The amount of any distribution with respect to the Advantage Units paid in Canadian dollars generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt would have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

The amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the sale, exchange, or other taxable disposition of Advantage Units, generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the exchange. If such U.S. Holder converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt, the U.S Holder would have a foreign currency exchange gain or loss. An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Holder does not elect to apply the same treatment as a cash basis U.S. Holder, such accrual basis U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Canadian dollars received prevailing on the date of the exchange and the date of payment, which generally would be treated as U.S. source ordinary income or loss.

Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Ketch Units or Advantage Units generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to report properly items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Right to Dissent

The following description of the right to dissent and appraisal to which Registered Holders (collectively, "Dissenting Unitholders") are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder's Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix H. A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing. Subject to certain insolvency tests as described below, and pursuant to the Interim Order, Dissenting Unitholders are entitled, in addition to any other right such Dissenting Unitholder may have, to dissent and to be paid by Advantage or Ketch, as the case may be, the fair value of the Units held by such Dissenting Unitholder in respect of which such Dissenting Unitholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such Dissenting Unitholder dissents was adopted. **A Dissenting Unitholder may dissent only with respect to all of the Units held by such Dissenting Unitholder or on behalf of any one beneficial owner and registered in the Dissenting Unitholder's name. Only Registered Holders may dissent. Persons who are beneficial owners of Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such Units. A Registered Holder, such as a broker, who holds Units as nominee for beneficial holders, some of whom wish to dissent, must**

exercise dissent rights on behalf of such beneficial owners with respect to all of the Units held for such beneficial owners. In such case, the demand for dissent should set forth the number of Units covered by it.

Dissenting Advantage Unitholders must provide a written objection to the Advantage Arrangement Resolution to Advantage c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Advantage Meeting. Dissenting Ketch Unitholders must provide a written objection to the Ketch Arrangement Resolution to Ketch c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta T2P 5H1, Attention: Tristram J. Mallett, by 4:00 p.m. on the Business Day immediately preceding the date of the Ketch Meeting. **No Unitholder who has voted in favour of the applicable Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement.**

An application may be made to the Court by Advantage for Advantage Units and Ketch for Ketch Units or by a Dissenting Unitholder, after the adoption of the Arrangement Resolutions to fix the fair value of the Dissenting Unitholder's Units and by AmalgamationCo for both Advantage Units and Ketch Units after the Effective Time. If such an application is made to the Court by Advantage, and before the Effective Time, Advantage, Ketch or AmalgamationCo, as the case may be, must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay the Dissenting Unitholder an amount considered by the Advantage Board of Directors, the Ketch Board of Directors or the Board of Directors of AmalgamationCo, as applicable, to be the fair value of the Units, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if Advantage, Ketch or AmalgamationCo is the applicant, or within 10 days after Advantage, Ketch or AmalgamationCo, as the case may be, is served with notice of the application, if a Dissenting Unitholder is the applicant. The offer will be made on the same terms to each Dissenting Unitholder of Units, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with Advantage, Ketch or AmalgamationCo, as the case may be, for the purchase of such holder's Units in the amount of the offer made by Advantage, Ketch or AmalgamationCo, as the case may be, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Units, as applicable, of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against Advantage, Ketch or AmalgamationCo, as the case may be, and in favour of each of those Dissenting Unitholders, and fixing the time within which Advantage, Ketch or AmalgamationCo, as the case may be, must pay that amount to the Dissenting Unitholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Advantage, Ketch or AmalgamationCo, as the case may be, and the Dissenting Unitholder as to the payment to be made by Advantage, Ketch or AmalgamationCo, as the case may be, to the Dissenting Unitholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such holder's Units, in the amount agreed to between Advantage, Ketch or AmalgamationCo, as the case may be, and the Dissenting Unitholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Unitholder may withdraw the Dissenting Unitholder's dissent, or if the Arrangement has not yet become effective, Advantage, Ketch or AmalgamationCo may rescind the applicable Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Unitholder will be discontinued.

Advantage, Ketch and AmalgamationCo shall not make a payment to a Dissenting Unitholder in accordance with Section 191 of the ABCA if there are reasonable grounds for believing that Advantage, Ketch or AmalgamationCo, as the case may be, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Advantage, Ketch or AmalgamationCo, as the case may be, would thereby be less than the aggregate of its liabilities. In such event, Advantage, Ketch or AmalgamationCo, as the case may be, shall notify each Dissenting Unitholder that it is unable lawfully to pay Dissenting Unitholders for their Units, as

applicable, in which case the Dissenting Unitholder may, by written notice to Advantage, Ketch or AmalgamationCo, as the case may be, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Advantage, Ketch or AmalgamationCo, as the case may be, shall be deemed to consent to the withdrawal and such Dissenting Unitholder shall be reinstated with full rights as a Unitholder, failing which such Dissenting Unitholder retains status as a claimant against Advantage, Ketch or AmalgamationCo, as the case may be, to be paid as soon as Advantage, Ketch or AmalgamationCo, as the case may be, is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Advantage, Ketch or AmalgamationCo, as the case may be, but in priority to their Unitholders.

All Units held by Dissenting Unitholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Advantage or Ketch, as the case may be, and cancelled in exchange for such fair value or will, if such Dissenting Unitholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be changed into Advantage Units on the same basis as all other Unitholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Units. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Unitholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix H to this Information Circular and consult their own legal advisor.**

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Advantage Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date and that holders of not greater than 5% of the outstanding Ketch Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

As at May 10, 2006, the directors and officers of AOG and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2,100,579 Advantage Units representing approximately 3.6% of the outstanding Advantage Units and $554,000 principal amount of Advantage Debentures. The directors also hold approximately 272,500 Advantage Rights representing 100% of the Advantage Rights outstanding, with exercise prices from $0.93 per Unit to $12.63 per Unit and exercisable into an aggregate of 272,500 Advantage Units.

Certain officers of AOG, two of whom are also directors, will acquire an aggregate of approximately 1,500,000 Advantage Units pursuant to the Advantage Management Internalization. The officers of AOG who will receive Advantage Units pursuant to the Advantage Management Internalization are Messrs. Drader, Bourgeois, Cairns, Hanrahan, Kary, Mazurkewich and Coombs.

Immediately after giving effect to the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, it is anticipated that the current directors and officers of AOG and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 3,600,579 Advantage Units (approximately 3.8% of the outstanding Advantage Units).

RBC Capital Markets was retained by the Advantage Special Committee to provide advice with respect to the Arrangement, including the Advantage Management Internalization and RBC Dominion Securities Inc., a member company of RBC Capital Markets, has provided fairness opinions to the Advantage Board. RBC Capital Markets has received or will receive fees from Advantage for services rendered. See "*The Arrangement – Securities Law Matters – Canada*".

None of the principal holders of Advantage Units or any director or officer of AOG, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction since the start of Advantage's last fiscal year or any proposed transaction that materially affected, or will materially affect, Advantage or any of its affiliates, except as disclosed above (including with respect to the Advantage Management Internalization), elsewhere in this Information Circular or the Public Record of Advantage.

As at May 10, 2006, the directors and officers of KRL and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,653,858 Ketch Units, representing approximately 2.9% of the outstanding Ketch Units.

As at May 10, 2006, 524,806 Ketch RTU's were outstanding pursuant to which it is estimated approximately 413,236 Ketch Units will be issued prior to the Effective Date. Pursuant to the terms of the Ketch RTU Plan, the issue dates for all Ketch Units issuable pursuant to the Ketch Restricted Units will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Advantage Units pursuant to the Arrangement.

The officers and directors of KRL who will be affected by the accelerated vesting are Messrs. Mah, Steele, Bokenfohr, Zimmerman, Fagerheim, Tripp, Romanzin, Howard, Birnie and Caldwell. As at May 10, 2006, these directors and officers held approximately 228,610 Ketch RTU's representing approximately 44% of the number of Ketch RTU's outstanding pursuant to which it is estimated approximately 182,163 Ketch Units will be issued prior to the Effective Date.

As at May 10, 2006, 315,445 Ketch Warrants were issued and outstanding which are exercisable into 315,445 Ketch Units. Of these 72,390 are currently vested but unexercised. An additional 243,055 warrants will be vested as a result of the Arrangement. It is expected that all Ketch Warrants will be exercised as it is a condition to the Arrangement that all of the Ketch Warrants shall have been exercised or otherwise terminated prior to the Effective Date. The officers and directors of KRL who will be affected by the accelerated vesting of the Ketch Warrants are Messrs. Mah, Steele, Bokenfohr, Zimmerman, Lambert, Tripp and Howard and Mrs. Bradley. As at May 10, 2006, these directors and officers and their associates held approximately 142,360 Ketch Warrants (representing approximately 45% of the number of Ketch Warrants outstanding), pursuant to which it is estimated approximately 142,360 Ketch Units will be issued prior to the Effective Date.

KRL has entered into employment agreements with each of Messrs. Mah, Steele, Bokenfohr and Zimmerman. The employment agreements provide for payments to the executive officers upon a "change of control" or waiver of rights in respect thereof and a change in the executive's duties following the change of control. The Ketch Board has determined that these conditions will be satisfied upon completion of the Arrangement and payments aggregating approximately $1,922,500 will be paid to these executive officers of KRL immediately prior to the completion of the Arrangement.

Payment of a portion of the 2005 bonus for certain Ketch employees was deferred until August of 2006. The Ketch Board of Directors has agreed to pay out all 2005 deferred bonus payments on the last day prior to the Effective Date. The officers and directors of KRL who will be affected by the accelerated payment of such bonuses are Messrs. Mah, Steele, Bokenfohr and Zimmerman. Payments aggregating approximately $168,000 will be paid to these executive officers.

Immediately after giving effect to the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,445 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, it is anticipated that the current directors and officers of KRL and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,117,785 Advantage Units (approximately 1.2% of the outstanding Advantage Units).

Ketch retained BMO Nesbitt Burns Inc., and Tristone Capital Inc. as financial advisors to Ketch and the Ketch Board of Directors with respect to the Arrangement and BMO Nesbitt Burns Inc. and Tristone Capital Inc. have each provided a fairness opinion to the Ketch Board of Directors. These advisors have received or will receive fees from Ketch for services rendered.

None of the principal holders of Ketch Units or any director or officer of KRL, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction since the start of Ketch's last fiscal year or any proposed transaction that materially affected, or will materially affect, Ketch or any of its affiliates, except as disclosed above, elsewhere in this Information Circular or the Public Record of Ketch.

Expenses of the Arrangement

The estimated costs to be incurred by each of Advantage and Ketch with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, retention, severance and similar payments, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $3.5 million (excluding the costs associated with the Advantage Management Internalization which will be $44 million) and $7.3 million, respectively.

Stock Exchange Listings

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Advantage Units to be issued pursuant to the Arrangement and the substitutional listing of the Ketch 6.50% Debentures which will be assumed by Advantage under the Arrangement. Advantage has also made application to list the MFCorp Special Shares which will ultimately be exchanged for Advantage Units on the TSX. The TSX has conditionally approved the listing of the Advantage Units and MFCorp Special Shares to be issued pursuant to the Arrangement and the substitutional listing of the Ketch 6.50% Debentures, subject to Advantage fulfilling the requirements of such exchange. Advantage is also required to make a supplemental application to have the Advantage Units to be issued pursuant to the Arrangement (including Advantage Units issued upon conversion of the Ketch 6.50% Debentures) listed on the NYSE.

Other Regulatory Approvals

In addition to the approval of Advantage Unitholders, Ketch Unitholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

Competition Act Approval

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act. Accordingly, the Arrangement may not be completed until the applicable statutory waiting period has expired unless (i) the Commissioner of Competition (the "**Commissioner**") has issued an advance ruling certificate (an "**ARC**") pursuant to Section 102 of the Competition Act or ii) in lieu of issuing an ARC, the Commissioner has issued a "no action" letter and waived the notification obligation under Section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC.

Advantage and Ketch will jointly request that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a "no action" letter in respect of the Arrangement. If the Commissioner issues an ARC, the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the information that is the same or substantially the same as the information on the basis of which the ARC was issued, provided that the Arrangement is substantially completed within one year following the issuance of the ARC. Alternatively, the Commissioner may issue a "no action" letter indicating that she is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Arrangement, while preserving during the three years following completion of the Arrangement her authority to initiate proceedings should circumstances change.

Investment Canada Act Approval

The Arrangement is reviewable under Part IV of the Investment Canada Act and pursuant to Section 16(1) of the Investment Canada Act, the Arrangement may not be implemented unless it has been reviewed by the Minister of Industry under Part IV of the Investment Canada Act and the Minister of Industry is satisfied or is deemed to be satisfied that the Arrangement is likely to be of net benefit to Canada. Advantage has filed an application for review under Section 17 of the Investment Canada Act and will submit, in support of its application for review, such information and undertakings as it considers reasonable and appropriate in the circumstances in support of its application, having regard to the factors the Minister of Industry is required to take into account in assessing whether the Arrangement will be of net benefit to Canada. The Minister of Industry has 45 days from the date the application is determined to be complete to review the Arrangement; however, if the Minister of Industry is unable to complete his consideration of the investment within such 45 day period, the Minister of Industry may, upon sending a notice to Advantage, unilaterally extend the review period by an additional 30 days.

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the Advantage Units to the Ketch Unitholders, will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Advantage Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws. There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Advantage and Ketch.

The issuance of Advantage Units pursuant to the Advantage Management Internalization may be considered a "related party transaction" for the purposes of OSC Rule 61-501 and Regulation Q-27 which requires Advantage to obtain minority approval of and a formal valuation for the Arrangement unless an exemption from the minority approval and valuation requirements is available. Such an exemption is available because neither the fair market value of the benefits and payments to interested parties of Advantage in connection with the Arrangement and the securities expected to be issued to such persons pursuant to the Advantage Management Internalization forming part of the Arrangement exceed 25% of Advantage's market capitalization. See "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*".

The acceleration of the vesting of the Ketch RTU's and Ketch Warrants and the change of control payments and accelerated bonus payments might be considered a "collateral benefit" for the purposes of OSC Rule 61-501 except that: (i) each of the directors and officers of KRL (except Mr. Fagerheim) own less than 1% of the outstanding Ketch Units; and (ii) the Ketch Board of Directors, with Mr. Fagerheim not participating, determined, in good faith, that the value of the benefit to be received by Mr. Fagerheim as a result of the acceleration of the vesting of his Ketch RTU's represented less than 5% of the value that Mr. Fagerheim will receive pursuant to the Arrangement. See "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*".

The Arrangement constitutes a "going private transaction" for Ketch for the purposes of Regulation Q-27 which requires that Ketch obtain a formal valuation and minority approval for the Arrangement. An application for exemption from these requirements will be made with the Autorité des marchés financiers and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Advantage, AOG, Ketch and KRL for approval of the Arrangement.

See "*The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Advantage and Ketch, any recent significant decisions which would apply in this instance. **Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

United States

The Advantage Units to be issued to Unitholders pursuant to the Arrangement will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 12, 2006 and, subject to the approval of the Arrangement by Unitholders, a hearing on the Arrangement will be held on June 22, 2006 by the Court. See "*The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above.

The Advantage Units to be issued to United States Unitholders will be freely tradeable in the U.S. under U.S. federal securities laws, except by Persons who are "affiliates" of Advantage, Ketch, AOG or KRL at the time the Arrangement is submitted to Unitholders or who will be "affiliates" of Advantage, or AOG at the time of any such resale. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Advantage Units by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates may immediately resell Advantage Units outside the United States without registration under the 1933 Act pursuant to Regulation S subject to the requirements thereof. Advantage Units to be issued pursuant to the Arrangement to persons who are affiliates of Advantage, Ketch, AOG or KRL prior to the Arrangement but who will no longer be affiliates may resell units in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who continue to be affiliates of Advantage or AOG after the Arrangement may only resell their units in the manner contemplated by Rule 145(d)(1). Rule 145(d)(1) generally provides that such affiliates may not sell the Advantage Units received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Advantage or, if such securities are listed on a United States securities exchange (such as the NYSE) or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" (as such term is defined in Rule 144 under the 1933 Act) at times when certain information specified by the Rule 144 is publicly available with respect to Advantage. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Advantage after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities received upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

Experts

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of Advantage, and Osler, Hoskin, and Harcourt LLP, on behalf of Ketch. As at May 11, 2006, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Advantage Units and less than 1% of the outstanding Ketch Units. As at May 5, 2006, the partners and associates of Osler, Hoskin, and Harcourt LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Advantage Units and less than 1% of the outstanding Ketch Units. Certain matters relating to United States federal income tax considerations have been passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of Advantage. As at May 11, 2006, the partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Advantage Units and less than 1% of the outstanding Ketch Units. None of GLJ or Sproule hold any Advantage Units or Ketch Units as of the date hereof.

PRO FORMA INFORMATION OF ADVANTAGE AFTER GIVING EFFECT TO THE ARRANGEMENT

Organization Structure of Advantage

The following diagram sets forth the simplified organizational structure of Advantage immediately upon completion of the Arrangement:



Advantage Unitholders and former Ketch Unitholders
Cash Distributions (2)
Income from Permitted Investments
Advantage Units (100%)
Advantage Energy Income Fund (Alberta)
Interest and principal payments, royalty payments and dividends on common shares
royalty, notes, 100% shares
Ketch Resources Trust(3)
AmalgamationCo
MFCorp(3)

Notes:

(1) All operations and management of Advantage will be conducted through AmalgamationCo. Advantage will hold all of the shares of AmalgamationCo.

(2) Advantage will receive regular monthly payments in accordance with the Advantage Royalty Agreement as well as distributions and interest payments from the Advantage Notes, the Ketch Notes and the Ketch NPI.

(3) Ketch Resources Trust will be dissolved and liquidated and MFCorp will be wound up within twelve months following the Effective Date.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, approximately 94.6 million Advantage Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 65% of the Advantage Units will be held by existing Advantage Unitholders and 35% of the Advantage Units will be held by former Ketch Unitholders.

Selected Pro Forma Financial Information

Certain selected pro forma consolidated financial information is set forth in the following table. **Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Advantage after giving effect to the Arrangement as at and for the year ended December 31, 2005 included in Appendix G of this Information Circular.**

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Year Ended December 31, 2005 (unaudited) ($000s)
Oil and natural gas sales – net of royalties	489,330
Expenses	
Operating	91,772
Transportation	4,847
General and administrative	10,430
Unit-based compensation	762
Management fees	5,901
Performance incentive	10,544
Interest	15,883
Interest and accretion on convertible debentures	15,912
Depletion, depreciation and accretion	284,534
Plan of Arrangement	3,420
	444,005
Income before taxes	45,325
Current and capital taxes	4,170
Future income tax recovery	(40,962)
Net income	82,117

Selected Pro Forma Operational Information

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Advantage following completion of the Arrangement, for the periods indicated. Important information concerning the oil and natural gas properties and operations of Advantage and Ketch is contained in the Advantage AIF, the Ketch AIF, all of which are incorporated herein by reference. Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

	Pro Forma Year Ended December 31, 2005
Average Daily Production	
Crude oil & NGLs (Bbls/d)	9,455
Natural gas (Mcf/d)	134,033
Combined (Boe/d)	31,794
Total Proved Reserves (1)(2)	
Light/medium crude oil (Mbbls)	17,887
Heavy oil (Mbbls)	2,112
Natural gas (MMcf)	330,795
NGL (Mbbls)	7,267
Combined (Mboe)	82,400
Total Proved Plus Probable Reserves (1)(2)	
Light/medium crude oil (Mbbls)	30,683
Heavy oil (Mbbls)	3,178
Natural gas (MMcf)	468,490
NGL (Mbbls)	10,630
Combined (MBoe)	122,573
Net Undeveloped Land Holdings as at December 31, 2005 (acres) (3)	487,223

Notes:

(1) Reserves for Advantage are from the Advantage Report and reserves for Ketch are from the Ketch Report.

(2) Reserves are presented as working interest before royalties.

(3) Undeveloped land acreage for Advantage and Ketch are as at December 31, 2005.

Directors and Officers of AmalgamationCo Upon Completion of the Arrangement

The following table sets forth the name, province and country of residence and positions for each of the proposed directors and officers of AmalgamationCo upon completion of the Arrangement, together with their principal occupations during the last five years. The directors of AmalgamationCo shall hold office until the next annual meeting of Unitholders or until their respective successors have been duly elected or appointed.

Name, Province and Country of Residence	Proposed Position with AmalgamationCo	Principal Occupation During the Last Five Years
Gary F. Bourgeois Ontario, Canada	Vice President, Corporate Development and Director	Vice President, Corporate Development of AOG since May 24, 2001. Vice President of AIM since March 2001. Prior thereto, Managing Director of the Enerplus Group of Companies, which companies specialize in management of oil and gas income funds and royalty trusts (1998-2000). In addition, President of Queen-Yonge Investments Limited (since 1985), a private family-owned investment holding company with holdings in oil and gas royalty trusts, real estate income funds, direct oil and gas properties, private and public exploration and production companies, and direct commercial real estate holdings.
Kelly I. Drader Alberta, Canada	Chief Executive Officer and Director	President and Chief Executive Officer of AOG since May 24, 2001. President of AIM since March 2001. Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.

Name, Province and Country of Residence	Proposed Position with AmalgamationCo	Principal Occupation During the Last Five Years
Grant B. Fagerheim Alberta, Canada	Director	President and Chief Executive Officer of Kereco Energy Ltd. since January, 2005. President and Chief Executive Officer of Ketch Resources Ltd. from November 2002 to January 2005. President and Chief Executive Officer of Ketch Energy Ltd. from April 2000 to October 2002.
John A. Howard [(1)] Alberta, Canada	Director	Independent Businessman. Director of KRL since January 2005. Director of Bear Ridge Resources Ltd. since January 2005. President of Lunar Enterprises Corp. Director of Eastshore Energy Ltd. since July 2003. Director of Rockyview Energy Inc. since June 2005. Director of Bear Creek Energy Ltd. from June 2004 to January 2005. Director of APF Energy Trust from August 2004 to June 2005.
Andy J. Mah Alberta, Canada	President and Chief Operating Officer and a Director	President of KRL since October 2005. Chief Operating Officer of KRL from January 2005 to September 2005. Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1998 to January 2005.
Ronald A. McIntosh Alberta, Canada	Director	Chairman of Navigo Energy Inc. since December 2003. As of December 29, 2003, Navigo Energy Inc. became a wholly-owned subsidiary of NAV Energy Trust and acts as administrator of NAV Energy Trust. President and Chief Executive Officer of Navigo Energy Inc. from October 2001 to December 2003. Prior to December, Chief Operating Officer of Gulf Canada Resources Ltd. since December, 2000. Prior thereto, Mr. McIntosh was Vice President, Exploration and International of Petro-Canada since May 1996.
Roderick M. Myers British Columbia, Canada	Director	Since May 24, 2001, a self-employed businessman. Prior thereto, Vice President, Business Development of Search Energy Corp.
Carol Pennycook Ontario, Canada	Director	Partner at the Toronto office of Davies Ward Phillips & Vineberg, LLP, a national law firm.
Steven Sharpe Ontario, Canada	Director and Non-Executive Chairman	Managing Partner of Blair Franklin Capital Partners Inc., an investment banking firm since May, 2003. Prior thereto, Mr. Sharpe was the Managing Director of The EBS Corporation, a management and strategic consulting firm, since June 2001. From July 1998 to June 2001, Executive Vice President or Vice President, Strategic Development of The Kroll-O'Gara Company, a NASDAQ listed professional consulting, manufacturing, Internet and electronic commerce security company. Prior thereto, Mr. Sharpe was a partner with Davies, Ward & Beck, a Toronto-based law firm.
Rodger A. Tourigny [(2)] Alberta, Canada	Director	President of Tourigny Management Ltd., a private oil and gas consulting company.

Name, Province and Country of Residence	Proposed Position with AmalgamationCo	Principal Occupation During the Last Five Years
Patrick J. Cairns Alberta, Canada	Senior Vice President	Senior Vice President of AOG since June 2001. Vice President of AIM since May 2001. Prior thereto, Mr. Cairns was Vice President, Evaluations with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Peter Hanrahan Alberta, Canada	Vice President Finance and Chief Financial Officer	Chief Financial Officer of AOG since January 2003. Prior thereto, Controller of AOG since December 1999. Prior thereto, Manager of Financial Reporting with Numac Energy Inc.
Richard Mazurkewich Alberta, Canada	Vice President, Operations	Vice President, Operations of AOG since August 2001. Prior thereto, Manager, Production and Facilities of Search Energy Corp. since March 1998. Prior thereto, Production Engineer with Canadian Natural Resources Limited.
Neil Bokenfohr Alberta, Canada	Vice President, Exploitation	Vice President Exploitation and Operations of KRL since January 2005; Vice President, Engineering of Bear Creek Energy Ltd. (and Crossfield Gas Corp. prior thereto) from March 2002 to January 2005. Prior thereto, Director of Exploitation for Calpine Canada Natural Gas Company from December 2000 to March 2002.
Weldon Kary Alberta, Canada	Vice President, Geology & Geophysics	Vice President, Exploitation since February 14, 2005. Prior thereto, with AOG since May 23, 2001, most recently as Manager, Geology and Geophysics. Prior thereto, Exploration Manager at Palliser Energy Corp. when Palliser was purchased by Search Energy Corp, the predecessor entity of AOG.
Anthony Coombs Alberta, Canada	Controller	Controller since September 1, 2004. Prior thereto with AOG since May 23, 2001, most recently as Chief Accountant. Prior thereto, Chief Accountant for Search Energy Corp., the predecessor entity of Advantage.
Jay P. Reid Alberta, Canada	Corporate Secretary	Partner, Burnet, Duckworth & Palmer LLP, a Calgary-based law firm.

Notes:

(1) Mr. Howard was the president, chief executive officer and director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for Court protection.

(2) Mr. Tourigny was a director of Shenandoah Resources Ltd. (**"Shenandoah"**) prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. (**"Probe"**) prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the TSX on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

AmalgamationCo intends to re-constitute the membership of its Audit Committee, Human Resources, Compensation and Corporate Governance Committee and Independent Reserve Evaluation Committee upon completion of the Arrangement, each of which committee will be comprised of independent members of the board of directors.

After giving effect to the Arrangement, and based on certain assumptions, the number of Advantage Units beneficially owned, directly or indirectly, by all of the proposed directors and officers of AmalgamationCo and their associates following completion of the Arrangement will be an aggregate of approximately 3,600,579 Advantage Units (approximately 3.8% of the issued and outstanding Advantage Units).

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Advantage as at December 31, 2005, both before and after giving effect to the completion of the Arrangement on a pro forma basis. See also Appendix G, "*Pro Forma Financial Statements of Advantage*".

Designation (Authorization)	As at December 31, 2005 before giving effect to the Arrangement	As at December 31, 2005 after giving effect to the Arrangement
	(amounts in $000s, except where noted)	
Bank Debt ($355 million)[(1)]	252,476	381,297
Advantage 7.50% Debentures ($75 million)[(2)]	66,602	66,602
Advantage 7.75% Debentures ($50 million)[(2)]	49,710	49,710
Advantage 8.25% Debentures ($60 million)[(2)]	8,646	8,646
Advantage 9% Debentures ($30 million)[(2)]	7,619	7,619
Advantage 10% Debentures ($55 million)[(2)]	2,534	2,534
Ketch 6.50% Debentures ($70 million)[(3)]	70,000	70,000
Unitholders' Capital	681,574	1,445,680
Units *(unlimited)*	(57,846,324 units)	(92,413,655 units)

Notes:

(1) See "*Information Concerning Advantage Energy Income Fund – External Debt – Advantage Credit Facilities*" and "*Information Concerning Ketch Resources Trust – External Debt – Ketch Credit Facilities*". Advantage anticipates negotiating a new credit facility following completion of the Arrangement reflecting the addition of the Ketch Assets.

(2) See "*Information Concerning Advantage Energy Income Fund – External Debt – Advantage Debentures*". The debenture balance represents the face value of the outstanding debentures.

(3) Under the Arrangement, Advantage will assume all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the outstanding Ketch 6.50% Debentures. See "*Information Concerning Ketch Resources Trust – External Debt – Ketch 6.50% Debentures*". The debenture balance represents the face value of the outstanding debentures.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 413,236 Ketch Units are issued pursuant to previously outstanding Ketch RTUs; (iii) an aggregate of 315,455 Ketch Units are issued pursuant to previously outstanding Ketch Warrants; (iv) an aggregate of 1,933,216 Advantage Units are issued in connection with the Advantage Management Internalization; and (v) none of the Advantage Debentures and none of the Ketch 6.50% Debentures are converted into Advantage Units or Ketch Units prior to the Effective Time, approximately 94.3 million Advantage Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 65% of the Advantage Units will be held by existing Advantage Unitholders and 35% of the Advantage Units will be held by former Ketch Unitholders.

Principal Holders of Trust Units

After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of AOG and KRL, no person will own, directly or indirectly, or exercise control or direction over Advantage Units carrying more than 10% of the votes attached to all of the issued and outstanding Advantage Units.

Risk Factors

An investment in Advantage Units is subject to certain risks. Investors should carefully consider the risks described under the heading "*Information Concerning Advantage Energy Income Fund – Risk Factors*" and "*Information Concerning Ketch Resources Trust – Risk Factors*" in this Information Circular (including those risk factors incorporated by reference in this Information Circular) as well as the risk factors set forth below.

Risks Inherent to the Arrangement and Pro Forma Advantage

Possible Failure to Realize Anticipated Benefits of the Arrangement

Advantage and Ketch are proposing to complete the Arrangement to strengthen the position of Advantage in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Advantage's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Advantage's operating subsidiaries. The integration of acquired businesses requires the dedication of substantial management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Advantage's ability to achieve the anticipated benefits of the Arrangement.

Failure to Obtain Necessary Approvals for Completion of the Arrangement

Completion of the Arrangement is subject to the approval of the Court and receipt of all necessary regulatory and Unitholder approvals. The failure to obtain any such approvals will prevent Advantage and Ketch from completing the Arrangement and may have a material adverse affect on the business and affairs of Advantage or Ketch or the trading price of Advantage Units or Ketch Units.

Income Tax

There is no assurance that Canadian federal income tax laws, such as the current treatment of mutual fund trusts, will not be changed in a manner that affects Advantage Unitholders in a material adverse way. If Advantage ceases to qualify as a "mutual fund trust" under the Tax Act, the Advantage Units would cease to be qualified investments for registered retired savings plans, registered education savings plans, deferred profit sharing plans and registered retired income funds. Advantage could also become subject to tax under Part XIII.2 of the Tax Act, which may have adverse consequences for certain Advantage Unitholders. Furthermore, as the Advantage Units would then constitute "taxable Canadian property" for purposes of the Tax Act, non-resident Advantage Unitholders would be subject to tax under the Tax Act (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Advantage Units.

It is possible that the Canadian taxation authorities could choose to change the Canadian federal income tax laws applicable to income trusts and that any such changes could negatively affect, in a material way, the amount of cash available for distribution to Advantage Unitholders, the tax treatment of the Advantage Units and distributions made thereon, and the market value of the Advantage Units.

Advantage intends to distribute all of its taxable income to the Advantage Unitholders in each taxation year. See "*The Arrangement – Canadian Federal Income Tax Considerations*". To the extent cash distributions from and other deductions within Advantage are insufficient to reduce its taxable income to nil, Advantage intends to distribute such remaining income in the form of additional Advantage Units to the Advantage Unitholders. This would result in an income inclusion to the Advantage Unitholders in excess of cash actually received. Moreover, the portion of cash distributions paid to Advantage Unitholders that is taxable may change from time to time.

Preservation of Status as a Mutual Fund Trust

It is intended that Advantage will maintain its status as a "mutual fund trust" under the Tax Act in reliance on the exception in paragraph 132(7)(a) of the Tax Act (the "**Royalty Trust Exemption**"). The Royalty Trust Exemption provides that a mutual fund trust will not be subject to the requirement that it not be maintained primarily for the benefit of Non-Residents if all or substantially all of the property of the trust, from the day of its creation, consists of property other than property which is "taxable Canadian property" for the purposes of the Tax Act. If Advantage at any time fails to qualify for the Royalty Trust Exemption and does not otherwise qualify as a mutual fund trust for the purposes of the Tax Act, the consequences described above under "*Income Tax*" may affect Advantage Unitholders in a material adverse way.

Risks Inherent to Advantage's Business and Advantage Units

Reserve Estimates

The value of the Advantage Units will depend upon, among other things, the reserves attributable to Advantage's properties. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for Advantage's properties will vary from estimates and those variations could be material. The reserve and cash flow information contained in the Advantage Report and the Ketch Report represent estimates only. Reserves and estimated future net cash flow from these properties have been independently evaluated at the dates indicated in the Advantage Report and the Ketch Report. These firms consider a number of factors and make assumptions when estimating reserves. These factors and assumptions include:

- historical production in the area compared with production rates from similar producing areas;
- the assumed effect of governmental regulation;
- assumptions about future commodity prices, production and development costs, severance and excise taxes, and capital expenditures;
- initial production rates;
- production decline rates;
- unanticipated changes in reservoir pressure;
- ultimate recovery of reserves;
- timing and amount of capital expenditures;
- marketability of production;
- future prices of oil and natural gas;
- operating costs and royalties; and
- other government levies that may be imposed over the producing life of reserves.

These factors and assumptions were based upon prices at the date the contained in the Advantage Report and the Ketch Report were prepared. If these factors and assumptions prove to be inaccurate, actual results may vary materially from the reserve estimates. Many of these factors are subject to change and are beyond Advantage's control. For example, the Advantage Report and the Ketch Report are based in part upon the assumed success of exploitation activities intended to be undertaken in future years. Actual reserves and estimated cash flows will be less than those contained in the Advantage Report and the Ketch Report to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations. Furthermore, cash flows may differ from those contained in the Advantage Report and the Ketch Report depending upon whether capital expenditures and operating costs differ from those estimated in the evaluations.

Volatility of Oil and Natural Gas Prices

AmalgamationCo's results of operations and financial condition and the monthly cash distributions Advantage pays to Advantage Unitholders will be highly dependent upon the prices received for AmalgamationCo's oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors which will be beyond the control of Advantage and AmalgamationCo. These factors include, among others:

- global energy policy, including the ability of OPEC to set and maintain production levels and prices for oil;
- political conditions throughout the world, including the risk of hostilities in the Middle East and global terrorism;
- worldwide economic conditions;
- weather conditions;
- the supply and price of foreign oil and natural gas;
- the level of consumer demand;
- the price and availability of alternative fuels;
- the proximity to, and capacity of, transportation facilities;
- the effect of worldwide energy conservation measures; and
- government regulations.

Any decline in oil and natural gas prices could have an adverse effect on Advantage's financial condition and therefore on the distributable income available to Advantage Unitholders as well as on the future value of Advantage's reserves as determined by its independent evaluators.

Advantage may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If Advantage hedges its commodity price exposure, it will forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose Advantage to losses. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect upon the revenue to be received by Advantage. Such fluctuations will also have an effect upon the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from Advantage will be highly sensitive to the prevailing price of crude oil and natural gas.

Foreign Currency Exchange Rates and Interest Rates

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the $Cdn/$US exchange rate that may fluctuate over time. The impact is reduced to the extent that Advantage has engaged in, or in the future will engage in risk management activities related to commodity prices and foreign exchange rates. Advantage will be subject to unfavourable price changes and credit risks associated with the counterparties with which it contracts. Advantage and Ketch have not entered into any foreign exchange contracts at this time.

Variations in interest rates could result in a significant increase in the amount Advantage pays to service debt which may result in a decrease in distributions to Advantage Unitholders, as well as impact the market price of the Advantage Units on the TSX and the NYSE.

Operational Matters

AmalgamationCo's operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of AmalgamationCo and others. AmalgamationCo will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, AmalgamationCo will have liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable. Costs incurred to repair any of such damage or pay any of such liabilities will reduce income that is distributed to Advantage Unitholders.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions

properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although Advantage intends to operate the majority of its properties, there is no guarantee that it will remain operator of such properties following completion of the Arrangement or that Advantage will operate other properties it may acquire in the future.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Because of these factors, Advantage may be unable to market all of the oil and natural gas it produces or to obtain favourable prices for the oil and natural gas it produces.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operating Costs and Production Declines

Higher operating costs for the underlying properties of Advantage will directly decrease the amount of cash flow received by Advantage and, therefore, may reduce distributions to Advantage Unitholders. Electricity, chemicals, supplies, reclamation and abandonment and labour costs are a few of Advantage's operating costs that are susceptible to material fluctuation.

The level of production from Advantage's properties, including those acquired from Ketch pursuant to the Arrangement, may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Advantage's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to Advantage Unitholders.

Expansion of Operations

The operations and expertise of both Advantage's and Ketch's management and staff are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, Advantage may acquire oil and gas properties outside this geographic area. In addition, the Advantage Trust Indenture does not limit Advantage's activities to oil and gas production and development, and it could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oil sands project. Expansion of Advantage's activities into new areas may present new additional risks or alternatively, may significantly increase the exposure to one or more of the present risk factors which may result in its future operational and financial conditions being adversely affected.

Debt Service

After giving effect to the Arrangement, Advantage's aggregate indebtedness for borrowed money will be approximately $440 million. Advantage anticipates negotiating a new credit facility with lenders following completion of the Arrangement reflecting the addition of the Ketch Assets. It is expected that such facility will be senior debt. In addition to being subordinate to the interests of such lenders, the interests of Advantage's operating

subsidiaries in their respective assets will be subordinate to the interests of such lenders and other creditors and, accordingly, in the event of insolvency or restructuring proceedings relating to Advantage's subsidiaries, holders of senior indebtedness, other security holders and creditors with claims which rank in priority to those of Advantage's operating subsidiaries will receive payment in full prior to any payment to Advantage or Advantage Unitholders.

Advantage and its operating subsidiaries are expected to be required to meet certain ongoing financial and other covenants under the new credit facilities. The covenants are expected to be in the form of customary restrictions on their respective operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of assets.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Advantage Debentures and the Ketch 6.50% Debentures will be subordinate to all senior indebtedness of Advantage and to any indebtedness of its creditors. The payment of principal and interest on the Advantage Debentures and the Ketch 6.50% Debentures will be subordinated to Advantage's senior indebtedness and to indebtedness of its trade creditors. The Advantage Debentures and the Ketch 6.50% Debentures will also be effectively subordinate to claims of creditors of Advantage's subsidiaries except to the extent it is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

The indentures governing the Advantage Debentures and the Ketch 6.50% Debentures will not limit the ability of Advantage to incur additional liabilities (including senior indebtedness) or to make distributions, except, in respect of distributions, where an "event of default" (as defined in the applicable indenture governing the Advantage Debentures and the Ketch 6.50% Debentures) has occurred or would occur and such default has not been cured or waived. The indentures governing the Advantage Debentures and the Ketch 6.50% Debentures do not contain any provision specifically intended to protect holders of such debentures in the event of a future leveraged transaction involving Advantage. However, the indentures, among other things, restrict Advantage's level of indebtedness, provide operating investment guidelines, mandates the making of distributions and specify the nature of its business.

Capital Investment

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of Advantage's properties, and by the operator to Advantage, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Advantage's properties or the establishment by the operator of reserves for such expenses. Any of these delays could adversely affect distributions to Advantage Unitholders.

To the extent that AmalgamationCo uses cash flow to finance acquisitions, development costs and other significant expenditures, the net cash flow of Advantage will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow available to Advantage and, as a consequence, the amount of cash available to distribute to Advantage Unitholders. Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

The Advantage Board of Directors has the discretion to determine the extent to which cash flow will be allocated to the payment of debt service charges as well as the repayment of outstanding debt. As a consequence, the amount of funds retained by Advantage or AmalgamationCo to pay debt services charges or reduce debt will reduce the amount of cash distributed to Advantage Unitholders during those periods in which funds are so retained.

Depletion of Reserves (Sustainability)

Advantage has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of its oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash

flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent upon Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Advantage Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet its investment objectives.

Advantage Units will have no value when reserves from Advantage's properties can no longer be economically produced and, as a result, subscribers for Advantage Units will need to obtain a return of capital invested during the period when reserves can be economically recovered.

Additional Financing

In the normal course of making capital investments to maintain and expand its oil and gas reserves, additional Advantage Units may be issued from treasury which may result in a decline in production per Advantage Unit and reserves per Advantage Unit. Additionally, from time to time Advantage may issue Advantage Units from treasury in order to reduce debt and maintain a more optimal capital structure. To the extent that external sources of capital, including the issuance of additional Advantage Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent Advantage or AmalgamationCo is required to use cash flow to finance capital expenditures or property acquisitions, the level of Advantage's cash available for distribution will be reduced.

Return of Capital

Advantage Units will have no value when reserves from its oil and natural gas properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of a return of an Advantage Unitholders' initial investment and a return on Advantage Unitholders' initial investment.

Advantage Unitholders have a limited right to require Advantage to repurchase their Advantage Units, which is referred to as a redemption right. See "*Information Relating to the Advantage – Redemption Right*" at page 31 of the Advantage AIF. It is anticipated that the redemption right will not be the primary mechanism for Advantage Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed *in specie* to Advantage Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Dilution

The Advantage Trust Indenture provides that Advantage Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Advantage Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Advantage Board may determine. Pursuant to the Arrangement, Ketch Unitholders will receive for each Ketch Unit, 0.565 of an Advantage Unit. In addition, holders of AIM Shares will

receive an aggregate of 1,933,216 Advantage Units pursuant to the Advantage Management Internalization. In addition, Advantage may issue additional Advantage Units from time to time pursuant to the Advantage RU Plan or other share compensation plans. The issuance of these Advantage Units could result in dilution to holders of Advantage Units.

Net Asset Value

Advantage's net asset value will vary dependent upon a number of factors beyond the control of Advantage management, including oil and natural gas prices. The trading prices of the Advantage Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of Advantage's assets.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of AmalgamationCo or its oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on AmalgamationCo. Although AOG has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based upon its current knowledge, there can be no assurance that Advantage will be able to satisfy its actual future environmental and reclamation obligations.

Although AmalgamationCo will maintain insurance coverage considered to be customary in the industry, it will not be fully insured against certain environmental risks, either because such insurance is not available, or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time (compared to sudden and catastrophic damages) is not available. Accordingly, AmalgamationCo's properties may be subject to liability due to hazards which cannot be insured against, or will not have been insured against due to prohibitive premium costs or for other reasons. In such an event, these environmental obligations will be funded out of AmalgamationCo's cash flow and could therefore reduce distributable income payable to Advantage Unitholders.

Additionally, the potential impact on Advantage's operations and business of the December 1997 Kyoto Protocol, which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

Reliance on Advantage Management

Advantage Unitholders will be dependent on the management of AmalgamationCo, as constituted following the Arrangement, in respect of the administration and management of all matters relating to Advantage and its properties and operations. Investors who are not willing to rely on the management of AmalgamationCo should not invest in Advantage Units.

Impact of Future Capital Expenditures

The reserve value of Advantage's properties, including the properties of Ketch to be acquired pursuant to the Arrangement, as estimated by independent reserve engineering evaluators, is based in part on cash flows to be generated in future years as a result of future capital expenditures. The reserve value of Advantage's properties, including the properties of Ketch to be acquired pursuant to the Arrangement, as estimated by independent reserve engineering evaluators will be reduced to the extent that such capital expenditures on such properties do not achieve the level of success assumed in such engineering reports.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Advantage will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its

operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Advantage. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Failure to Maintain Listing of the Advantage Units on the TSX and the NYSE

The Advantage Units are currently listed and posted for trading on the facilities of the TSX and the NYSE and application has been made to the TSX to list on the TSX the additional Advantage Units issuable pursuant to the Arrangement. The failure of Advantage to meet the applicable listing or other requirements of the TSX in the future may result in the Advantage Units ceasing to be listed and posted for trading on the TSX which would have a material adverse affect on the value of Advantage Units. Advantage is required to make a supplemental application to continue its listing on the NYSE following the Arrangement. There can be no assurance that Advantage Units will continue to be listed and posted for trading on the TSX or the NYSE for the life of the Advantage Units.

Potential Conflicts of Interest

The directors and officers of AmalgamationCo will be engaged in and will continue to be engaged in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of AmalgamationCo may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

Nature of Advantage Units

The Advantage Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AmalgamationCo. The Advantage Units represent a fractional interest in the Advantage Trust Fund (as defined in the Advantage Trust Indenture). As holders of Advantage Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Advantage's primary assets will be the Advantage Notes, the Ketch Notes, the common shares of AmalgamationCo, the Advantage Royalty, the Ketch NPI and other investments in securities. The price per Advantage Unit will be a function of anticipated distributable income, the oil and has properties of AmalgamationCo, and AmalgamationCo's ability to effect long-term growth in Advantage's value. The market price of the Advantage Units will be sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Advantage Units.

The Advantage Units are also unlike conventional debt instruments in that there is no principal amount owing to Advantage Unitholders. The Advantage Units will have minimal value when reserves from Advantage's properties can no longer be economically produced or marketed. Advantage Unitholders will only be able to obtain a return of the capital they invested during the period when reserves may be economically recovered and sold. Accordingly, the distributions received over the life of the investment may not be equal to or greater than the initial capital investment.

The Advantage Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Advantage is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Advantage Trust Indenture provides that no Advantage Unitholder will be subject to any liability in connection with Advantage or its affairs or obligations and, in the event that a court determines that Advantage Unitholders are

subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, such Advantage Unitholder's share of Advantage's assets.

The Advantage Trust Indenture provides that all written instruments signed by or on behalf of Advantage must contain a provision to the effect that such obligation will not be binding upon Advantage Unitholders personally. Notwithstanding the provisions of the Advantage Trust Indenture and the fact that Alberta (Advantage's governing jurisdiction) has adopted legislation purporting to limit trust unitholder liability, because of uncertainties in the law relating to investment trusts, there is a risk that an Advantage Unitholder could be held personally liable for obligations of Advantage in respect of contracts or undertakings which the Advantage enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

Risks Particular to United States and Other Non-Resident Unitholders

In addition to the risk factors set forth above, the following risk factors are particular to Unitholders who are Non-Residents.

United States and other Non-Resident Unitholders may be subject to additional taxation.

Canadian federal income tax laws may be amended to impose additional withholding or other taxes on the cash distributions or other property paid by Advantage to Advantage Unitholders who are not residents of Canada.

The exchange of Ketch Units for Advantage Units pursuant to the Plan of Arrangement may be a taxable transaction for U.S. Unitholders.

There is significant uncertainty whether the Ketch Exchange qualifies as a tax-deferred reorganization for U.S. federal income tax purposes. If the Ketch Exchange does not so qualify, a Ketch Unitholder that is a U.S. Holder would recognize gain or loss on the exchange for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of the Advantage Units received and its adjusted tax basis in the Ketch Units surrendered.

The ability of United States and other Non-Resident Unitholders investors to enforce civil remedies may be limited.

Advantage is a trust organized under the laws of Alberta, Canada, and its principal place of business is in Canada. All of the proposed directors and officers of AmalgamationCo are residents of Canada and most of the experts who provide services to Advantage (such as its auditors and some of its independent reserve engineers) are residents of Canada, and all or a substantial portion of their assets and our assets are located within Canada. As a result, it may be difficult for investors in the United States or other non-Canadian jurisdictions (a "**Foreign Jurisdiction**") to effect service of process within such Foreign Jurisdiction upon such directors, officers and representatives of experts who are not residents of the Foreign Jurisdiction or to enforce against them judgments of courts of the applicable Foreign Jurisdiction based upon civil liability under the securities laws of such Foreign Jurisdiction, including United States federal securities laws or the securities laws of any state within the United States. In particular, there is doubt as to the enforceability in Canada against us or any of our directors, officers or representatives of experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

INFORMATION CONCERNING ADVANTAGE ENERGY INCOME FUND

General

Advantage is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Advantage Trust Indenture. The head and principal office of Advantage is located at Suite 3100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. Advantage was formed on April 17, 2001. All oil and natural gas operations are conducted through AOG and Advantage is managed solely by AOG pursuant to the Advantage Trust Indenture and the Advantage Administration Agreement.

Advantage was created under the laws of the Province of Alberta pursuant to the Advantage Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. Advantage is administered by the Advantage Trustee. The beneficiaries of Advantage are the Advantage Unitholders.

AOG is a wholly-owned oil and natural gas exploitation and development company. It was originally incorporated in 1979 as Westrex Energy Corp. ("**Westrex**"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. ("**Search**") on January 2, 1997.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by 925212 Alberta Ltd. ("**AcquisitionCo**"), a company wholly-owned by Advantage. Search and AcquisitionCo amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the issued and outstanding shares of Due West Resources Inc. ("**Due West**"). Effective August 1, 2001, Search and Due West amalgamated and continued as "Search Energy Corp.". Effective January 1, 2002, Search acquired a number of natural gas properties located primarily in southern Alberta formerly administered by Gascan Resources Ltd. On June 26, 2002, Search changed its name to Advantage Oil & Gas Ltd. On November 18, 2002, AOG acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. ("**Best Pacific**"), after which Best Pacific assigned all of its assets to AOG and dissolved. On December 2, 2003, AOG acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("**MarkWest**"). MarkWest amalgamated with AOG effective January 1, 2004. On September 15, 2004, Advantage indirectly acquired certain petroleum and natural gas properties and related assets from Anadarko Canada Corporation ("**Anadarko**") for approximately $186,000,000 before closing adjustments. On December 21, 2004, Advantage indirectly acquired Defiant Energy Corporation ("**Defiant**") by way of a plan of arrangement under the ABCA involving a combination of cash consideration, Advantage Units and Exchangeable Shares 1. Effective January 1, 2005, Defiant amalgamated with AOG. Effective February 1, 2006, Advantage ExchangeCo Ltd. amalgamated with AOG.

In accordance with the Advantage Management Agreement, AIM agreed to act as manager of Advantage and of AOG. AIM is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001 pursuant to the provisions of the ABCA.

Advantage's head office, the head office of AIM and of AOG and the registered office of AOG is located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The registered office of AIM is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Organization Structure of Advantage

The following diagram sets forth the organizational structure of Advantage as at the date hereof.


Advantage Unitholders (1)(2)
Cash Distributions (2)
Income from Permitted Investments
Advantage Units (100%)
Advantage Energy Income Fund (Alberta)
Management Services
Interest and principal payments, royalty payments and dividends on common shares
royalty, notes, 100% shares
100% Shares
Advantage Investment Management Ltd. (Alberta)
Fees
Management Services
Advantage Oil & Gas Ltd.. (Alberta)
Advantage ExchangeCo (II) Ltd.. (Alberta)

Notes:

(1) The Advantage Unitholders own 100% of Advantage.
(2) Cash distributions are made to Advantage Unitholders monthly based upon Advantage's cash flow.

In accordance with the terms of the Advantage Trust Indenture and the Advantage Shareholder Agreement, holders of Advantage Units are entitled to direct Advantage as to how to vote in respect of all matters to be placed before Advantage, including the selection of directors of AOG, approving AOG's financial statements, and appointing the auditors of AOG, who shall be the same as the auditors of Advantage. The Advantage Shareholder Agreement provides that the Advantage Unitholders are entitled to elect a majority of the Advantage Board of Directors and AIM has the right to designate two of such directors.

Summary Description of the Business and Significant Entities of Advantage

Advantage Energy Income Fund

Advantage is a limited purpose trust and is restricted to:

1. investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments (all as defined in the Advantage Trust Indenture) and such other securities and investments as AOG may determine, provided that under no circumstances shall the Advantage Trustee, AOG or AIM purchase or authorize the purchase of any security, asset or investment (collectively a "**Prohibited Investment**") on Advantage's behalf or using any of its assets or property which are defined as "foreign property" under Section 206(1) of the Tax Act or are a "small business security" as that expression is used in Part LI of the Regulations to the Tax Act or would result in Advantage not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was made;

2. disposing of any part of the Trust Fund (as defined in the Advantage Trust Indenture), including, without limitation, any Permitted Investments;

3. acquiring the Advantage Royalty and other royalties in respect of Resource Properties (as defined in the Advantage Trust Indenture);

4. temporarily holding cash, and Permitted Investments (including investments in AOG) for the purposes of paying Advantage's expenses and Advantage's liabilities, paying amounts payable by Advantage in

connection with the redemption of any Advantage Units, and making distributions to Advantage Unitholders;

5. acquiring or investing in securities of AOG or any other subsidiary of Advantage to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas related assets, including, without limitation, facilities of any kind and whether effected through the acquisition of assets or the acquisition of shares or other form of ownership interest in any entity, the substantial majority of the assets of which are comprised of like assets;

6. undertaking such other business and activities including investing in securities as shall be approved by AOG from time to time provided that Advantage shall not undertake any business or activity which is a Prohibited Investment (as defined in the Advantage Trust Indenture);

and to pay the costs, fees and expenses associated therewith or incidental thereto.

In accordance with the terms of the Advantage Trust Indenture, Advantage will make cash distributions to Advantage Unitholders of the interest income earned from the Advantage Notes and principal repayments, royalty income earned on the Advantage Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG Common Shares and AOG Preferred Shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Advantage Units, and other expenditures.

Advantage Oil & Gas Ltd.

AOG is actively engaged in the business of oil and gas exploration, development, acquisition and production in the provinces of Alberta, British Columbia and Saskatchewan.

Advantage employs a strategy to maintain production from AOG's existing production base while focusing capital expenditures on low-risk development opportunities. As a practice, AOG may manage the risk associated with changes in commodity prices by entering into oil or natural gas hedges related only to specific acquisition or project economics. See "*Risk Factors*". AOG generally sells or farms out higher risk projects while actively pursuing growth opportunities through oil and gas property acquisitions, as well as through corporate acquisitions. AOG targets acquisitions that are accretive to net asset value and that increase Advantage's reserve and production base per Advantage Unit outstanding. Acquisitions must also meet reserve life index criteria and exhibit low risk opportunities to increase reserves and production. It is currently intended that AOG will finance acquisitions and investments through bank financing, the issuance of additional Advantage Units from treasury and the issuance of subordinated convertible debentures, maintaining prudent leverage.

Advantage Investment Management Ltd.

Pursuant to the Advantage Management Agreement, AIM has agreed to act as manager of Advantage and AOG. The Advantage Board of Directors has retained AIM to provide comprehensive management services and has delegated certain authority to AIM to assist in the administration and regulation of the day-to-day operations of Advantage and AOG and assist in executive decisions which conform to the general policies and general principles previously established by the Advantage Board of Directors. AIM is entitled to designate two directors to serve on the Advantage Board of Directors. AIM also provides executive officers to AOG, subject to the approval of the Advantage Board of Directors. The Advantage Management Agreement will be terminated pursuant to the Advantage Management Internalization forming part of the Arrangement. See "*The Arrangement – Effect of the Arrangement – General*" and "*The Arrangement – Details of the Arrangement – Arrangement Steps*".

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of AOG at Suite

3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7 (telephone: (403) 261-8810). In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at ***www.sedar.com***.

The following documents of Advantage filed with the various securities commissions or similar authorities in the jurisdictions where Advantage is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. the Advantage AIF;

2. the audited comparative consolidated financial statements and notes thereto of Advantage for the years ended December 31, 2005 and 2004, together with the report of the auditors' thereon;

3. management's discussion and analysis of financial condition and operating results of Advantage for the year ended December 31, 2005;

4. the Information Circular – Proxy Statement of Advantage dated March 7, 2006 relating to the annual and special meeting of Advantage Unitholders held on April 26, 2006; and

5. the material change report dated May 5, 2006 with respect to the Arrangement.

Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Advantage with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

External Debt

Advantage Credit Facilities

AOG has credit facilities (collectively, the "**Advantage Credit Facilities**") with a syndicate of lenders that provides for a $345 million revolving term production facility, and separately one of such lenders (the "**Operating Lender**") provides AOG with a $10 million revolving operating facility, to the extent the lender determined borrowing base is at least equal to $355 million. The Advantage Credit Facilities bear interest at the prime rate or U.S. base rate of the administrative agent for the lenders, LIBOR rates or bankers' acceptances, in each case plus an applicable margin, based on the debt to cash flow ratio of Advantage on a consolidated basis and excluding existing Advantage Debentures from such debt. The Advantage Credit Facilities are subject to a semi-annual review where the lenders may redetermine the borrowing base. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the Syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. AOG has recently made the request for an extension to May 26, 2007, and has received

confirmation from the lenders of such extension. As at May 5, 2006, a total of approximately $285 million was outstanding under the Advantage Credit Facilities.

Under the Advantage Credit Facilities, the amount of the permitted borrowing base was initially established by, and is periodically redetermined by, the lenders thereunder. The borrowing base is set at the sole discretion of the lenders under the credit facilities. As of May 12, 2006, Advantage's borrowing base under such facilities was $355 million. **Advantage anticipates negotiating new credit facilities with its lenders or other lenders following completion of the Arrangement, reflecting the addition of the Ketch Assets.** See also "*Pro Forma Information of Advantage After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization*".

The Advantage Credit Facilities have customary covenants including, but not limited to, covenants with respect to:

- creating additional liens or security interests;
- transferring or selling of assets;
- entering into mergers and amalgamations;
- incurring additional debt;
- providing additional guarantees; and
- entering into swaps and derivatives contracts.

Amounts outstanding under the Advantage Credit Facilities are guaranteed by Advantage and its subsidiaries and secured by a first charge in favour of the lenders over substantially all of the assets of the subsidiaries of Advantage. If the subsidiaries become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the properties.

The payment of principal of, and interest on, the Advantage Debentures is subordinated in right of payment to the prior payment in full of all senior indebtedness and indebtedness to the trade creditors of Advantage. Upon the occurrence of a change of control of Advantage involving the acquisition of voting control over 66 2/3% or more of the Advantage Units, Advantage will be required to make an offer to purchase all of the outstanding Advantage Debentures at price equal to 101% of their principal amount.

In the event of a bankruptcy, insolvency, liquidation or reorganization of Advantage or any of the other subsidiaries of Advantage, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of Advantage and the subsidiaries of Advantage before any assets are made available for distribution to Advantage. The Advantage Units therefore effectively rank junior to the Advantage Credit Facilities and most other liabilities (including trade payables) of Advantage and the subsidiaries of Advantage. Other than pursuant to the Advantage Credit Facilities, neither Advantage nor any of the subsidiaries of Advantage is limited in their ability to incur secured or unsecured indebtedness.

In addition, Advantage and its subsidiaries have entered into a subordination agreement in favour of the lenders under the Advantage Credit Facilities whereby the subsidiaries are restricted from making any distributions (including to Advantage) after the administrative agent or the Operating Lender provides a notice that (i) an event of default or demand for repayment under any of the Advantage Credit Facilities has occurred and is continuing or (ii) outstanding loans under the Advantage Credit Facilities exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below such borrowing base, provided that one previously publicly announced distribution may be made to holders of Advantage Units.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts by Advantage's subsidiaries to Advantage. Although Advantage believes the Advantage Credit Facilities will be sufficient for its immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of

Advantage or that additional funds can be obtained or that upon expiration or completion of the Arrangement, the Advantage Credit Facilities can be refinanced on terms acceptable to Advantage and AmalgamationCo and to the applicable lenders.

Advantage Debentures

The Advantage Debentures each have substantially similar terms except as to interest rate, maturity date and conversion price. Amounts outstanding pursuant to the Advantage Debentures May 11, 2006 are as follows:

Issue Date	Interest Rate	Conversion Price	Maturity Date	Amount Outstanding
October 18, 2002	10.00%	$13.30	November 1, 2007	$ 1,842,000
July 8, 2003	9.00%	$17.00	August 1, 2008	$ 5,741,000
December 2, 2003	8.25%	$16.50	February 1, 2009	$ 5,252,000
September 15, 2004	7.75%	$21.00	December 1, 2011	$ 46,766,000
September 15, 2004	7.50%	$20.25	October 1, 2009	$ 52,268,000

Interest is payable semi-annually on each series of Advantage Debentures. The Advantage 10%, 9%, 8.25% and 7.5% Debentures are redeemable by Advantage, at its option in whole or in part, at a price of $1,050 per $1,000 principal amount of debentures after the date which is two years prior to maturity, and at $1,025 per $1,000 principal amount of debentures after the date which is one year prior to maturity. The Advantage 7.75% Debentures are redeemable by Advantage at its option in whole or in part, at a price of $1,050 per $1,000 principal amount of debentures after the date which is four years prior to maturity, at $1,025 per $1,000 principal amount of debentures after the date which is three years prior to maturity, and at $1,000 per $1,000 principal amount of debentures after the date which is two years prior to maturity. Any redemption would include accrued and unpaid interest at such time. Upon redemption, Advantage may elect to pay both principal and accrued interest in the form of Advantage Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. The Advantage Debentures are convertible into Advantage Units at the option of the holder at any time prior to the close of business on the earlier of the respective maturity date and the Business Day immediately preceding the date specified by Advantage for redemption, at the conversion price noted above for the respective Debenture.

Distribution History

Income currently received by Advantage is from: (i) the interest received on the principal amount of the Advantage Notes; (ii) royalty income from the Advantage Royalty; and (iii) the dividends received from the shares of AOG. The Advantage Trustee makes monthly cash distributions to Advantage Unitholders of the interest income earned from the Advantage Notes, royalty income from the Advantage Royalty and dividends, if any, received on from the shares of AOG, after expenses, if any, and any cash redemptions of from the shares of AOG.

Cash distributions are made monthly to Advantage Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and are payable on the 15th day of each month or, if such day is not a Business Day, the following Business Day or such other date as determined from time to time by the Advantage Trustee.

Pursuant to the provisions of the Advantage Trust Indenture all income earned by Advantage in a fiscal year, not previously distributed in that fiscal year, must be distributed to Advantage Unitholders of record on December 31. This excess income, if any, will be allocated to Advantage Unitholders of record at December 31 but the right to receive this income, if the amount if not determined and declared payable at December 31, will trade with the Advantage Units until determined and declared payable in accordance with the rules of the TSX. To the extent that an Advantage Unitholder trades Advantage Units in this period they will be allocated such income but will dispose of their right to receive such distribution.

The following table sets forth the per Advantage Unit amount and the distribution payment date of monthly cash distributions paid by Advantage in 2006 and declared payable by Advantage in 2006.

For the 2006 Period Ended	Distributions per Unit	Payment Date
January 31	$0.25	February 15, 2006
February 29	$0.25	March 15, 2006
March 31	$0.25	April 15, 2006
April 30	$0.25	May 16, 2006
May 31	$0.25	June 15, 2006

Note:

(1) Advantage announced on May 11, 2006 that a distribution of $0.25 per Advantage Unit will be payable on June 15, 2006 to Advantage Unitholders of record on the close of business on May 31, 2006.

For additional information respecting historical distribution payments to Advantage Unitholders, including the factors influencing the amount available for distribution to Advantage Unitholders, see *"Description of the Trust – Cash Distributions"* at page 47 of the Advantage AIF.

The historical distribution payments described above and incorporated by reference herein and the distributions paid by Advantage in 2006 and declared payable for May 2006 may not be reflective of future distribution payments and future distributions are not assured. Future distributions and the actual payout ratio will be subject to the discretion of the Advantage Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.

If the Effective Date occurs on June 23, 2006, as currently scheduled, the first post-Arrangement distribution of Advantage will be paid on July 17, 2006 to Advantage Unitholders (including former Ketch Unitholders) of record on June 30, 2006. Future distributions will be subject to the discretion of the Advantage Board of Directors and may vary depending on, numerous factors. See *"Pro Forma Information of Advantage After Giving Effect to the Arrangement – Risk Factors"*.

Price Range and Trading Volume of Advantage Units

The Advantage Units are listed for trading on the TSX under the symbol "AVN.UN". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the Advantage Units as reported by the TSX for the periods indicated.

Period	High	Low	Volume
TSX Trading	($)	($)	
2006			
January	23.95	21.02	9,642,249
February	24.35	19.87	10,809,845
March	23.00	20.81	6,193,383
April	23.26	21.30	3,993,614
May (to May 11)	22.10	21.11	1,827,365
NYSE Trading $US			
2006			
January	21.05	18.05	12,984,300
February	21.30	17.20	9,965,400
March	19.98	18.08	7,137,600
April	20.46	18.85	5,068,500
May (to May 10)	19.88	19.06	1,904,000

On April 24, 2006, the last trading day on which the Advantage Units traded prior to announcement of the Arrangement, the closing price of the Advantage Units on the TSX was $22.86 and on the NYSE was $US 20.20. On May 11, 2006, the closing price of the Advantage Units on the TSX was $21.54 and on the NYSE was $US 19.62.

Risk Factors

An investment in the Advantage Units is subject to certain risks. Readers should carefully consider the risk factors described under the heading "*Risk Factors*" in Advantage's Annual Information Form incorporated by reference in this Information Circular as well as the risk factors set forth below and elsewhere in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to Advantage to which Advantage or AOG is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

Advantage's auditors are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Computershare Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario acts as the transfer agent and registrar for the Advantage Units and Advantage Debentures.

Additional Information

Additional information relating to Advantage is available on SEDAR at ***www.sedar.com***. Financial information concerning Advantage is provided in its financial statements for the year ended December 31, 2005 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

INFORMATION CONCERNING KETCH RESOURCES TRUST

General

Ketch is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Ketch Trust Indenture. The head office of Ketch is located at 300, 440 – 2nd Avenue S.W., Calgary, Alberta. Ketch was formed on December 16, 2004 and commenced operations on January 18, 2005 as a result of the completion of the Ketch Arrangement.

Intercorporate Relationships

The following organizational chart sets forth the material subsidiaries of, and voting securities held by, Ketch (each such subsidiary being created, formed, or organized, as the case may be, and governed by the laws of the Province of Alberta unless otherwise noted).


Ketch Unitholders
100% Ketch Units
Ketch
Ketch Notes, Ketch NPI and Intercompany Debt
100% common shares
KRL

Summary Description of the Business and Significant Entities of Ketch

Ketch Resources Trust

Ketch is the sole shareholder of all of the common shares of KRL. The head office of the KRL is located at Suite 300, 440 – 32nd Avenue S.W., Calgary, Alberta and its registered office is located at Suite 2500, 450 – 1st Street S.W., Calgary, Alberta.

Ketch was established to, among other things:

- participate in the Ketch Arrangement, including without limitation, invest in the Ketch NPI;
- invest in the securities of any other entity, including without limitation, bodies corporate, partnerships or trusts, and borrow funds or otherwise obtain credit for that purpose;
- invest in loans or other advances to KRL or any affiliate or subsidiary of Ketch or KRL;
- invest in royalties in respect of KRL's oil and natural gas properties and make any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall Ketch invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;
- dispose of any part of the property of Ketch, including, without limitation, any securities of KRL;
- temporarily invest in cash and investments for the purposes of paying the expenses and the liabilities of Ketch, making other Permitted Investments (as defined in the Ketch Trust Indenture), paying amounts payable by Ketch in connection with the redemption of any Ketch Units, and make distributions to Ketch Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

KRL has generally been delegated the significant management decisions of Ketch. In particular, pursuant to the Ketch Administration Agreement which will terminate upon the dissolution of Ketch following the completion of the Arrangement, the Ketch Trustee has delegated to KRL responsibility for the administration and management of all general and administrative affairs of Ketch, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of Ketch; (iii) advising Ketch with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure

contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of Ketch; (viii) all matters concerning any underwriting or agency agreement providing for the sale of Ketch Units or rights to Ketch Units; (ix) all matters relating to the redemption of Ketch Units; (x) certain matters relating to the specific powers and authorities as set forth in Ketch Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to Ketch Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of Ketch and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for Ketch.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of KRL, the administrator of Ketch, at Suite 300, 440 – 2nd Avenue S.W., Calgary, Alberta, telephone (403) 781-4600. In addition, copies of the documents incorporated herein by reference in this Information Circular may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at ***www.sedar.com***.

The following documents of Ketch, filed with various securities commissions or similar authorities in the jurisdictions in Canada where Ketch is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. the Ketch AIF;

2. the audited consolidated financial statements and notes thereto of Ketch for the years ended December 31, 2005 and 2004, together with the report of the auditors' thereon;

3. management's discussion and analysis of financial condition and operating results of Ketch for the year ended December 31, 2005;

4. the Management Information Circular – Proxy Statement of Ketch dated March 27, 2006 relating to the annual meeting of Ketch Unitholders to be held on May 16, 2006; and

5. the material change report dated April 26, 2006 with respect to the Arrangement.

Any material change reports (except confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Ketch with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

External Debt

Ketch Credit Facilities

The Ketch Credit Facilities are comprised of credit facilities with a syndicate of chartered banks consisting of a $185 million extendible revolving term credit facility and a $15 million operating credit facility. The Ketch Credit Facilities are available as revolving facilities to May 31, 2006 subject to extension of that date annually with the agreement of KRL's lenders. If not extended by KRL's lenders, the outstanding amount of the Ketch Credit Facilities would be repayable by June 1, 2007 and bear interest at prime rate or bankers' acceptance rates plus an applicable margin, based on the debt to cash flow ratio. The Ketch Credit Facilities are secured by a $500 million demand debenture providing for a floating charge over the petroleum and natural gas properties and all other assets of Ketch and are subject to semi-annual review at which its lenders may redetermine the borrowing base.

Ketch has entered into a subordination agreement dated January 18, 2005 with certain of its lenders. Pursuant to the subordination agreement, any present and future indebtedness of KRL, or any of its subsidiaries, to Ketch, including under the Ketch NPI or Ketch Notes, is made subordinate to the repayment of amounts owing under the Ketch Credit Facilities. Under the Ketch Credit Facilities and the subordination agreement, Ketch is restricted from making distributions when (i) a default or event of default under the Ketch Credit Facilities has occurred and is continuing; and (ii) outstanding loans under the Ketch Credit Facilities exceed the borrowing base set by its lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

The terms of the Ketch Credit Facilities and the subordination agreement ensure its lenders have priority over Ketch Unitholders with respect to the assets and income of Ketch and its subsidiaries. Amounts due and owing to its lenders under the Ketch Credit Facilities must be paid before any distribution can be made to Ketch Unitholders. This could result in an interruption of distributions. See "*Risk Factors – Debt Service*" at page 16 of the Ketch AIF.

As at May 10, 2006, a total of $169.6 million was outstanding under the Ketch Credit Facilities, including cash balances to be applied.

Advantage anticipates negotiating a new credit facility with lenders following completion of the Arrangement, reflecting the addition of the Ketch Assets. See "*Information Concerning Advantage Energy Income Fund – External Debt – Senior Secured Debt*" and "*Pro Forma Information of Advantage After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization*".

Ketch 6.50% Debentures

The Ketch 6.50% Debentures bear interest at a rate of 6.50% per year payable semi-annually in arrears on June 30 and December 31, mature on June 30, 2010 and are subordinated to substantially all other liabilities of Ketch, including its credit facilities. Upon a change of control of Ketch involving the acquisition of voting control or direction over 66 2/3% or more of the Ketch Units, Ketch is required to make an offer in writing to purchase all of the Ketch 6.50% Debentures then outstanding, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The 6.50% Debentures are convertible at the option of the holder into Ketch Units at any time prior to June 30, 2010 at a conversion price of $14.10 per Ketch Unit and may be redeemed by Ketch at a price of $1,050 per Ketch 6.50% Debenture after June 30, 2008 and on or before June 30, 2009 and at a price of $1,025 per Ketch 6.50% Debenture after June 30, 2009 until maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date of such redemption or conversion. At the option of Ketch, the repayment of the principal amount of the Ketch 6.50% Debentures may be settled in Ketch Units with the number of Ketch Units to be issued determined by dividing the principal amount by 95% of the weighted average trading price of the Ketch Units. The interest payable on the Ketch 6.50% Debentures may also be settled with the issuance and sale of sufficient Ketch Units to satisfy the interest payment obligation to Ketch Debentureholders.

Amounts outstanding pursuant to the Ketch 6.50% Debentures as at May 10, 2006 are as follows:

Issue Date	Interest Rate	Conversion Price	Maturity Date	Amount Outstanding
May 18, 2005	6.50%	$14.10	June 30, 2010	$70 million

Distribution History

An objective of Ketch's distribution policy is to provide Ketch Unitholders with relatively stable and predictable monthly distributions. An additional objective is to retain a portion of cash flow to fund ongoing development and optimization projects designed to enhance the sustainability of its cash flow. Although Ketch strives to provide Ketch Unitholders with stable and predictable cash flows, the percentage of cash flow from operations paid to Ketch Unitholders each month may vary according to a number of factors, including, fluctuations in resource prices, exchange rates and production rates, reserves growth, the size of development drilling programs and the portion thereof funded from cash flow and our overall level of debt.

Although the payout ratio will vary from month to month, Ketch's objective is to pay to Ketch Unitholders approximately 60% of Ketch's operating cash flow over the long term. See "*Risk Factors – Distributions*" on page 15 of the Ketch AIF.

Under the Ketch DRIP, Ketch Unitholders have the option of electing to receive Ketch Units at a value of 95% of a weighted average price instead of cash through the DRIP. Under the premium component of the Ketch DRIP Unitholders may receive a 2% premium cash distribution which is funded through the issuance of Ketch Units for their full distribution value plus the premium. Currently Ketch has approximately 46% of its Unitholders participating in one of these plans, which means that Ketch is able to retain approximately $3.3 million per month. Ketch has the ability to reduce the participation all the way down to zero on a monthly basis.

Ketch Unitholders of record on a distribution record date (typically on or about the 22nd day of each month) are entitled to receive distributions paid by Ketch in respect of that month. Such distributions are made on or about the 15th day of the following month.

The following table sets forth the per Ketch Unit amount and the distribution payment date of monthly cash distributions paid by Ketch in 2006 and declared payable by Ketch in 2006.

For the 2006 Period Ended	Distributions per Unit	Payment Date
January 31	$0.13	February 15, 2006
February 29	0.13	March 15, 2006
March 31	0.13	April 15, 2006
April 30	0.13	May 16, 2006
May 31	0.13	June 15, 2006

Note:

(1) Ketch announced on May 11, 2006 that a distribution of $0.13 per Ketch Unit will be payable on June 15, 2006 to Ketch Unitholders of record on the close of business on May 23, 2006.

For additional information respecting historical distribution payments to Ketch Unitholders, including the factors influencing the amount available for distribution to Ketch Unitholders, see "*Distributions*" at page 48 of the Ketch AIF.

The historical distribution payments described above and incorporated by reference herein and the distributions paid by Ketch in 2006 and declared payable for May 2006 may not be reflective of future distribution payments and future distributions are not assured. Future distributions and the actual payout ratio will be subject to the discretion of the Ketch Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.

Price Range and Trading Volume of Ketch Units

The Ketch Units are listed for trading on the TSX under the symbol "KER.UN". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the Ketch Units as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2006	($)	($)	
January	12.18	11.06	9,525,097
February	12.05	10.04	7,574,689
March	11.30	9.90	7,966,671
April	12.48	10.57	16,395,915
May (to May 11)	11.60	11.08	3,411,046

On April 24, 2006, the last trading day on which the Ketch Units traded prior to announcement of the Arrangement, the closing price of the Ketch Units on the TSX was $12.00. On May 11, 2006, the closing price of the Ketch Units on the TSX was $11.34.

Risk Factors

An investment in the Ketch Units is subject to certain risks. Investors should carefully consider the risks described under the heading "*Risk Factors*" starting at page 10 of the Ketch AIF as well as the risk factors set forth below and elsewhere in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to Ketch to which Ketch is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Ketch are Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar for the Ketch Units and trustee for the Ketch 6.50% Debentures is Valiant Trust Company at its principal offices in Toronto, Ontario and Calgary, Alberta.

Additional Information

Additional information relating to Ketch is available on SEDAR at ***www.sedar.com***. Financial information concerning Ketch is provided in its financial statements for the year ended December 31, 2005 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

OTHER MATTERS TO BE CONSIDERED AT THE ADVANTAGE MEETING

Approval of the Advantage RU Plan

At the Advantage Meeting, the Advantage Unitholders will be asked to consider and, if deemed advisable, approve the adoption by Advantage of the Advantage RU Plan which will authorize the Advantage Board to grant restricted units ("**Restricted Units**") to persons, who are employees, officers or directors of Advantage or any affiliates of Advantage ("**Advantage Service Providers**"). No further grants will be made pursuant to the Advantage Rights Incentive Plan. Pursuant to the terms of the Advantage Internalization Letter Agreement, Messrs Drader, Cairns and Bourgeois will not be eligible to participate in the Advantage RU Plan for a period of 3 years from the Effective Date. A copy of the Advantage RU Plan is set out in Appendix I to this Information Circular.

The principal purposes of the Advantage RU Plan are: to retain and attract qualified directors, officers and employees, that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers and employees and to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees and directors of Advantage and its affiliates on operating and financial performance and long-term Unitholder returns.

Under the terms of the Advantage RU Plan, any Advantage Service Provider may be granted Restricted Units. Each Restricted Unit will entitle the holder to be issued the number of Advantage Units designated in the Restricted Unit and such Advantage Units will vest and be issued as to one-third on the Grant Date (as defined in the Advantage RU Plan) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. Generally, except in certain circumstances, grants of Restricted Units will take place on an annual basis on or about January 15 of each year.

A holder of a Restricted Award may elect, subject to the consent of Advantage, that Advantage pay an amount in cash equal to the aggregate current market value of the Advantage Units to which the Grantee (as defined below) is entitled under his or her Restricted Unit in lieu of the issue of Advantage Units under such Unit Award. The amount payable (as adjusted in accordance with the Advantage RU Plan) to the Grantee (as defined above) is based on the closing price of the Advantage Units on the TSX and the NYSE, or such other stock exchange on which the Advantage Units are then listed and posted for trading from time to time ("**Exchanges**"), on the trading day immediately preceding the issue date of the Advantage Units. If Advantage and the Grantee (as defined above) so agree, all or a portion of this amount may be satisfied in whole or in part by Advantage Units acquired by AOG on the Exchange or from Advantage, as an issuance of treasury Advantage Units, or a combination thereof provided that the total number of Advantage Units that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Advantage Units as at the beginning of the period.

The Advantage RU Plan provides for cumulative adjustments to the number of Advantage Units to be issued pursuant to Restricted Units on each date that distributions are paid on the Advantage Units by an amount equal to a fraction having as its numerator the amount of the distribution per Advantage Unit and having as its denominator the fair market value of the Advantage Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Advantage Units on the Exchanges for the five (5) trading days on which the Advantage Units traded immediately preceding such date.

In the event of a change in control of Advantage, as defined in the Advantage RU Plan, the vesting provisions attaching to the Restricted Units are accelerated and all unexercised Restricted Units will be issued immediately prior to the date upon which the change of control is completed.

Pursuant to the Advantage RU Plan, unless otherwise determined by the Advantage Board taking into account appropriate factors or unless otherwise provided in a unit award agreement pertaining to a particular grant of Restricted Units or any written employment agreement governing a grantee's role as an Advantage Service Provider, if a grantee of a Restricted Unit (a "**Grantee**") ceases to be an Advantage Service Provider as a result of: termination for cause, effective as of the date notice is given of such termination, all outstanding unit award agreements under which Restricted Units have been made to such Grantee, shall be terminated and all rights to receive Advantage Units thereunder shall be forfeited by the Grantee; being terminated other than a termination for cause, all Advantage Units awarded to such Grantee under any outstanding Restricted Units shall be issued on the cessation date; voluntary resignation (including retirement) all outstanding unit award agreements under which Restricted Units have been made to such Grantee shall be terminated, and all rights to receive Advantage Units thereunder shall be forfeited; death, all Advantage Units awarded to such Grantee under any outstanding unit award agreements shall be issued as of the Grantee's date of death.

Except in the case of death, the right to receive Advantage Units pursuant to a Restricted Units granted to an Advantage Service Provider may only be exercised by such Advantage Service Provider personally. Except as otherwise provided in the Advantage RU Plan, no assignment, sale, transfer, pledge or charge of a Restricted Units, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or

attempt to assign, sell, transfer, pledge or charge, such Restricted Units shall terminate and be of no further force or effect.

The Advantage RU Plan provides that the maximum number of Advantage Units reserved for issuance from time to time pursuant to Restricted Units shall not exceed a number of Advantage Units equal to 5% of the issued and outstanding Advantage Units from time to time. No single Advantage Service Provider may be granted any Restricted Units which, together with all Restricted Units then held by such Grantee, would entitle such Grantee to receive a number of Advantage Units which is greater than 5% of the issued and outstanding Advantage Units, calculated on an undiluted basis. In addition: (i) the number of Advantage Units issuable to insiders at any time, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Advantage Units; and (ii) the number of Advantage Units issued to insiders, within any one year period, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Advantage Units. The number of Advantage Units issuable pursuant to the Advantage RU Plan to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Advantage Units.

Subject to the 5% cap indicated above, the Advantage RU Plan is also restricted by an annual maximum grant equal to the lesser of (i) the RU Pool calculated based on the immediately prior Return Period (as defined in the Advantage RU Plan) (i.e. the immediately preceding calendar year) or (ii) 175% of the Base Salaries (as defined in the Advantage RU Plan) of all Service Providers participating in the Advantage RU Plan, in each case divided by the Unit Market Price (as defined in the Advantage RU Plan) at December 31 of the applicable Return Period. The "RU Pool" is defined in the Advantage RU Plan as the Market Capitalization (as defined in the Advantage RU Plan) for the Return Period multiplied by the Participation Factor (defined in the Advantage RU Plan). Accordingly, the size of the available RU Pool for Restricted Units in a given year will be a function of the total investment return provided to Advantage Unitholders, the performance of Advantage relative to its peer group and the total Base Salaries (as defined in the Advantage RU Plan) of all Service Providers participating in the Advantage RU Plan. For further details in respect of the Advantage RU Plan, please see "*Appendix I – Advantage Restricted Trust Unit Plan*".

AOG has the right to amend from time to time or to terminate the terms and conditions of the Advantage RU Plan by resolution of the Advantage Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchanges. Any amendment to the Advantage RU Plan shall take effect only with respect to Restricted Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units with the mutual consent of AOG and the Advantage Service Providers to whom such Restricted Units have been made.

At the Advantage Meeting, the Advantage Unitholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Advantage RU Plan:

> "BE IT RESOLVED as an ordinary resolution of the unitholders of Advantage Energy Trust that the Advantage RU Plan, substantially as set out in Appendix I of the Joint Information Circular and Proxy Statement of Advantage Energy Income Fund and Ketch Resources Trust dated May 12, 2006, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Advantage Unitholders who vote in person or by proxy at the Advantage Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the Advantage RU Plan.

It is a condition to the completion of the Arrangement that the Advantage RU Plan shall have been approved by the required percentage of Advantage Unitholders and the Advantage Units issuable under the Advantage RU Plan have been conditionally approved for listing on the TSX and NYSE on or prior to the Effective Date. If such approvals are not obtained, Advantage and Ketch may decide not to proceed with the Arrangement.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by each of (i) the management of AOG to be used at the Advantage Meeting; and (ii) by management of KRL to be used at the Ketch Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of AOG and KRL who will be specifically remunerated therefor. All costs of the solicitation for the Advantage Meeting will be borne by Advantage and all costs of the solicitation for the Ketch Meeting will be borne by Ketch. Advantage and Ketch have engaged Kingsdale to encourage the return of completed proxies by Unitholders, to solicit proxies in favour of the Arrangement Resolutions and the other matters to be considered at the Meetings, and to assist Ketch Unitholders in completing and returning the Letters of Transmittal. The fees for the Information Agent and proxy solicitation services provided by Kingsdale are based on a flat fee program management fee and a communications fee (per contact). Advantage and Ketch do not expect that the costs in respect of such services will exceed $200,000. Fees payable to Kingsdale will be paid by Ketch and Advantage.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Advantage Units and a form of proxy for Ketch Units.

The Persons named in the enclosed forms of proxy are directors and officers of AOG or KRL, as applicable. **A Unitholder desiring to appoint a Person (who need not be a Unitholder) to represent such Unitholder at a Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, in the case of Advantage Unitholders and to the offices of Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 in the case of Ketch Unitholders.** The applicable form of proxy must be received by Computershare Trust Company of Canada or Valiant Trust Company, as applicable, by 4:30 p.m. (Calgary time) on June 20, 2006 or the last Business Day prior to the date of any adjournment of the applicable Meeting. Failure to so deposit a form of proxy shall result in its invalidation.

A Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Unitholder or by his attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada or Valiant Trust Company, as applicable, on or before June 20, 2006 or the last Business Day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Advantage Meeting or Ketch Meeting, as applicable, on the day of the Advantage Meeting or Ketch Meeting, as applicable, or any adjournment thereof.

The Advantage Record Date for determination of Advantage Unitholders entitled to receive notice of and to vote at the Advantage Meeting is May 12, 2006. Only Advantage Unitholders whose names have been entered in the applicable register of Advantage Units on the close of business on the Advantage Record Date will be entitled to receive notice of and to vote at the Advantage Meeting. Holders of Advantage Units who acquire Advantage Units after the Advantage Record Date will not be entitled to vote such Advantage Units at the Advantage Meeting.

The Ketch Record Date for determination of Ketch Unitholders entitled to receive notice of and to vote at the Ketch Meeting is May 12, 2006. Only Ketch Unitholders whose names have been entered in the register of Ketch Units on the close of business on the Ketch Record Date will be entitled to receive notice of and to vote at the Ketch Meeting. Holders of Ketch Units who acquire Ketch Units after the Ketch Record Date will not be entitled to vote such Ketch Units at the Ketch Meeting.

Signature of Proxy

The applicable form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Advantage or Ketch, as applicable).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. **In the absence of such direction, the Units will be voted FOR the approval of the Arrangement Resolution, and in the case of Advantage, the Advantage RU Resolution and the other matters to be considered at the Meetings.**

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying applicable form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. At the date of this Information Circular, management of AOG and KRL know of no amendments, variations or other matters to come before the *Meetings other than the matters referred to in the Notice of Meetings.* Holders of Advantage Units and Ketch Units who are planning on returning the accompanying applicable form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting Securities and Principal Holders Thereof

As at May 10, 2006 there were approximately 59.7 million Advantage Units issued and outstanding. To the knowledge of the directors and officers of AOG, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over Advantage Units entitled to more than 10% of the votes which may be cast at the Advantage Meeting.

As at May 10, 2006 there were approximately 56.7 million Ketch Units issued and outstanding. To the knowledge of the directors and officers of KRL, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over Ketch Units entitled to more than 10% of the votes which may be cast at the Ketch Meeting.

Procedure and Votes Required

Arrangement Resolutions

The Interim Order provides that each Holder of Units at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the applicable Meeting.

Pursuant to the Interim Order:

(a) Each Advantage Unit will be entitled to one vote at the Advantage Meeting;

(b) each Ketch Unit will be entitled to one vote at the Ketch Meeting;

(c) the number of votes required to pass the Advantage Arrangement Resolution shall be not less than two thirds of the votes cast by Advantage Unitholders, either in person or by proxy, at the Advantage Meeting.

(d) the number of votes required to pass the Ketch Arrangement Resolution shall be not less than two thirds of the votes cast by Ketch Unitholders, either in person or by proxy, at the Ketch Meeting;

(e) the quorum at the Advantage Meeting shall be two persons entitled to vote thereat holding or representing not less than ten percent (10%) of the outstanding Advantage Units entitled to vote at the Advantage Meeting. If within 30 minutes from the time appointed for the Advantage Meeting a quorum is not present, the Advantage Meeting shall be adjourned to such Business Day that is not less than fourteen days following the day appointed for the Advantage Meeting, and to such time and place as may be appointed by the Chairman of the Advantage Meeting. If at such adjourned meeting a quorum is not present, the Advantage Unitholders present in person or by proxy, shall be a quorum for all purposes; and

(f) the quorum at the Ketch Meeting shall be two persons holding not less than five percent (5%) of the outstanding Ketch Units entitled to vote at the Ketch Meeting. If within 30 minutes from the time appointed for the Ketch Meeting, a quorum is not present, the Ketch Meeting shall be adjourned to such Business Day that is not less than twenty-one days following the day appointed for the Ketch Meeting, and to such time and place as may be appointed by the Chairman of the Ketch Meeting. Not less than 10 days prior notice shall be given to Ketch Unitholders of the adjourned Ketch Meeting and, if at such adjourned Ketch Meeting, a quorum is not present, the Ketch Unitholders present, if at least two shall be quorum for all purposes.

AUDITORS' CONSENTS

Consent of KPMG LLP

To the Board of Directors of Advantage Oil & Gas Ltd.

We have read the Joint Information Circular and Proxy Statement dated May 12, 2006 with respect to a Plan of Arrangement involving Advantage Energy Income Fund, Advantage Oil & Gas Ltd., Ketch Resources Trust, Ketch Resources Ltd., Advantage ExchangeCo II Ltd., Advantage Investment Management Ltd., 1231803 Alberta Ltd., Advantage Unitholders and Ketch Unitholders dated May 12, 2006 (the "**Information Circular**"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Advantage Energy Income Fund on the consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated March 7, 2006.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
May 12, 2006

Consent of Deloitte & Touche LLP

We have read the Joint Information Circular and Proxy Statement with respect to a Plan of Arrangement involving Advantage Energy Income Fund, Advantage Oil & Gas Ltd., Ketch Resources Trust, Ketch Resources Ltd., Advantage ExchangeCo II Ltd., Advantage Investment Management Ltd., 1231803 Alberta Ltd., Advantage Unitholders and the Ketch Unitholders dated May 12, 2006 (the "**Information Circular**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Ketch Resources Trust on the consolidated balance sheets of Ketch Resources Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. Our report is dated March 10, 2006.

(signed) "*Deloitte & Touche LLP*"
Chartered Accountants

Calgary, Alberta
May 12, 2006

APPENDIX A

ADVANTAGE ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("**Arrangement**") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Advantage Energy Income Fund ("**Advantage**") and Ketch Resources Trust ("**Ketch**") dated May 12, 2006 (the "**Information Circular**"), all as more particularly described in the Information Circular, including, without limitation:

   (a) the amendments to:

      (i) Advantage's amended and restated trust indenture dated as of April 17, 2001, as supplemented as of May 22, 2002 and amended and restated June 25, 2002, May 26, 2003, May 26, 2004, April 27, 2005 and December 13, 2005;

      (ii) the other constating documents of Advantage Oil & Gas (Ltd. ("**AOG**"), and

      (iii) the various material contracts of Advantage (the "**Advantage Material Agreements**")

         (A) by creating the special units ("**Advantage Special Units**") of Advantage; and

         (B) otherwise to the extent necessary to facilitate the Arrangement, to take into account the effect of the Advantage Management Internalization (as defined below) on the organizational structure of Advantage and as otherwise considered necessary to properly conform the Advantage Material Agreements;

   (b) the election of Messrs. Grant B. Fagerheim, John Howard and Andy J. Mah to the board of directors of AOG effective as of the effective date of the Arrangement;

   (c) the exchange of each issued and outstanding trust unit ("**Ketch Unit**") of Ketch for trust units ("**Advantage Units**") of Advantage on the basis of 0.565 of an Advantage Unit for each Ketch Unit; and

   (d) the internalization of the external management structure of Advantage through the purchase of all of the outstanding shares of Advantage Investment Management Ltd. ("**AIM**") for an aggregate of 1,933,216 Advantage Units (the "**Advantage Management Internalization**"),

   be and is hereby authorized and approved;

2. the arrangement agreement (the "**Arrangement Agreement**") dated as of April 24, 2006 among Advantage, AOG, Ketch, Ketch Resources Ltd. and 1231803 Alberta Ltd., a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of AOG may, without further notice to or approval of the holders of Advantage Units, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of AOG is hereby authorized, for and on behalf of AOG, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX B

KETCH ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("**Arrangement**") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Advantage Energy Income Fund ("Advantage") and Ketch Resources Trust ("**Ketch**") dated May 12, 2006 (the "Information Circular"), all as more particularly described in the Information Circular, including, without limitation:

   (a) the amendments to Ketch's trust indenture dated December 16, 2004 and the other constating documents of Ketch Resources Ltd. ("**KRL**") to the extent necessary to facilitate the Arrangement; and

   (b) the sale by Ketch of all of the Ketch Assets (as defined in the Plan of Arrangement) to Advantage pursuant to the applicable provisions of the Plan of Arrangement;

   be and is hereby authorized and approved;

2. the arrangement agreement (the "**Arrangement Agreement**") dated as of April 24, 2006 among Advantage, AOG, Ketch, KRL and MFCorp, a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of KRL may, without further notice to or approval of the holders of Ketch Units, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of KRL is hereby authorized, for and on behalf of KRL, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX C

INTERIM ORDER

Action No. 0601-05833

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., KETCH RESOURCES TRUST, KETCH RESOURCES LTD., ADVANTAGE EXCHANGECO II INC., ADVANTAGE INVESTMENT MANAGEMENT LTD., 1231803 ALBERTA LTD., THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND AND THE UNITHOLDERS OF KETCH RESOURCES TRUST

BEFORE THE HONOURABLE	)	**AT THE COURT HOUSE, AT CALGARY, ALBERTA,**
JUSTICE A. D. MACLEOD	)	**ON THE 12th DAY OF MAY, 2006.**
IN CHAMBERS	)	

INTERIM ORDER

UPON the Joint Petition (the "**Joint Petition**") of Advantage Energy Income Fund ("**Advantage**"), Advantage Oil & Gas Ltd. ("**AOG**") (Advantage and AOG are together referred to as "**Advantage**"), Ketch Resources Trust ("**Ketch**"), Ketch Resources Ltd. ("**KRL**") (Ketch and KRL are together referred to as "**Ketch**"), Advantage ExchangeCo II Inc. ("**Advantage ExchangeCo**"), Advantage Investment Management Ltd. ("**AIM**") and 1231803 Alberta Ltd. ("**MFCorp**");

AND UPON reading the Joint Petition and the Affidavit of Peter Hanrahan and the Affidavit of **[Andy Mah]** (together, the "**Affidavits**"), filed;

AND UPON hearing counsel for Advantage, Advantage ExchangeCo and MFCorp and counsel for Ketch;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "**Executive Director**") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "***ABCA***") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of Advantage and Ketch (the "**Information Circular**"), a draft copy of which is attached as Exhibit A the Affidavit of Peter Hanrahan; and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1. The proposed course of action is an "Arrangement" within the definition of the ABCA and the Joint Petitioners may proceed with the Plan of Arrangement, as described in the Affidavits.

General

2. Advantage and Ketch shall seek approval of the Arrangement by the holders of trust units of Advantage (the **"Advantage Unitholders"**) and the holders of trust units of Ketch (the **"Ketch Unitholders"**), in the manner set forth below.

Advantage Meeting

3. Advantage shall call and conduct a special meeting (the **"Advantage Meeting"**) of Advantage Unitholders on or about June 22, 2006. At the Advantage Meeting, Advantage Unitholders will consider and vote upon the Advantage Arrangement Resolution, including the Advantage Management Internalization, and such other business as may properly be brought before the Advantage Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4. A quorum at the Advantage Meeting shall be two persons entitled to vote thereat holding or representing not less than 10% of the outstanding Advantage Units entitled to vote at the Advantage Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Advantage Meeting a quorum is not present, the Advantage Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Advantage Meeting, and to such time and place as may be appointed by the Chairman of the Advantage Meeting. If at such adjourned meeting a quorum is not present, the Advantage Unitholders present in person or by proxy shall be a quorum for all purposes.

5. Each Advantage Unit entitled to be voted at the Advantage Meeting will entitle the holder to one vote at the Advantage Meeting in respect of the Advantage Arrangement Resolution and the other matters to be considered at the Advantage Meeting. The record date for the Advantage Meeting shall be May 12, 2006 (the **"Advantage Record Date"**). Only Advantage Unitholders whose names have been entered on the applicable register of Advantage Units on the close of business on the Advantage Record Date will be entitled to receive notice of and to vote at the Advantage Meeting in accordance with this paragraph 5. Holders of Advantage Units who acquire their Advantage Units after the Advantage Record Date will not be entitled to vote such securities at the Advantage Meeting.

Conduct of Ketch Meeting

6. Ketch shall call and conduct a special meeting (the **"Ketch Meeting"**) of Ketch Unitholders on or about June 22, 2006. At the Ketch Meeting, Ketch Unitholders will consider and vote upon the Ketch Arrangement Resolution and such other business as may properly be brought before the Ketch Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

7. A quorum shall be present at the Ketch Meeting if two persons holding not less than 5% of the outstanding Ketch Units entitled to vote at the Ketch Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Ketch Meeting a quorum is not present, the Ketch Meeting shall be adjourned to such Business Day that is not less than 21 days following the day appointed for the Ketch Meeting, and to such time and place as may be appointed by the Chairman of the Ketch Meeting. Not less than 10 days prior notice shall be given to Ketch Unitholders of the adjourned Ketch Meeting and, if at such adjourned meeting a quorum is not present, the Ketch Unitholders present if at least two, shall be a quorum for all purposes.

8. Each Ketch Unit entitled to be voted at the Ketch Meeting will entitle the holder to one vote at the Ketch Meeting in respect of the Ketch Arrangement Resolution and the other matters to be considered at the Ketch Meeting. The record date for the Ketch Meeting shall be May 12, 2006 (the **"Ketch Record Date"**). Only Ketch Unitholders whose names have been entered on the register of Ketch Units on the close of business on the Ketch Record Date will be entitled to receive notice of and to vote at the Ketch Meeting in accordance with this paragraph 8. Holders of Ketch Units who acquire their Ketch Units after the Ketch Record Date will not be entitled to vote such units at the Ketch Meeting.

Conduct of Advantage Meeting

9. The Chairman of the Advantage Meeting shall be any officer or director of Advantage.

10. The only persons entitled to attend and speak at the Advantage Meeting shall be Advantage Unitholders or their authorized representatives, Advantage's directors and officers and its auditors, and the Executive Director, and other persons with the permission of the Chairman.

11. The number of votes required to pass the Advantage Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Advantage Unitholders, either in person or by proxy, at the Advantage Meeting.

12. To be valid a proxy must be deposited with Advantage in the manner described in the Information Circular, however, Advantage may waive generally the time limits for the deposit of proxies and the communication of voting instructions if the Chairman in his discretion deems it advisable to do so.

13. The accidental omission to give notice of the Advantage Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Advantage Meeting.

14. The Scrutineers for the Advantage Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) and its duties shall include:

(a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b) reporting to the Chairman on the quorum of the Advantage Meeting; and

(c) providing the Chairman written reports on polls taken, ballots cast and other matters related to the Advantage Meeting.

Ketch Meeting

15. The Chairman of the Ketch Meeting shall be any officer or director of Ketch.

16. The only persons entitled to attend and speak at the Ketch Meeting shall be Ketch Unitholders or their authorized representatives, Ketch's directors and officers and its auditors, and the Executive Director, and other persons with the permission of the Chairman.

17. The number of votes required to pass the Ketch Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Ketch Unitholders, either in person or by proxy, at the Ketch Meeting.

18. To be valid a proxy must be deposited with Ketch in the manner described in the Information Circular, however, Ketch may waive generally the time limits for the deposit of proxies and the communication of voting instructions if the Chairman in his discretion deems it advisable to do so.

19. The accidental omission to give notice of the Ketch Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Ketch Meeting.

20. The Scrutineers for the Ketch Meeting shall be Valiant Trust Company of Canada (acting through its representatives for that purpose), and its duties shall include:

(a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b) reporting to the Chairman on the quorum of the Ketch Meeting;

(c) providing the Chairman written reports on polls taken, ballots cast and other matters related to the Ketch Meeting.

Dissent Rights

21. The registered holders of Advantage Units and Ketch Units are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent consistent with Section 191 of the *ABCA* with respect to the applicable Arrangement Resolution.

22. In order for an Advantage Unitholder to exercise such right of dissent under subsection 191(5) of the *ABCA*:

(a) the Advantage Unitholder's written objection to the Advantage Arrangement Resolution must be received by Advantage c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Advantage Meeting;

(b) a dissenting Advantage Unitholder shall not have voted his or her Advantage Units at the Advantage Meeting either by proxy or in person, in favour of the Advantage Arrangement Resolution;

(c) a holder of Advantage Units may not exercise the right of dissent in respect of only a portion of the holder's Advantage Units but may dissent only with respect to all of the Advantage Units held by the holder; and

(d) the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the *ABCA*, as modified by the Arrangement.

23. In order for a Ketch Unitholder to exercise such right of dissent under subsection 191(5) of the *ABCA*:

(a) the Ketch Unitholder's written objection to the Ketch Arrangement Resolution must be received by Ketch c/o its counsel Osler, Hoskin & Harcourt LLP, 2500, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Tristram Mallett by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Ketch Meeting;

(b) a dissenting Ketch Unitholder shall not have voted his or her Ketch Units at the Ketch Meeting either by proxy or in person, in favour of the Ketch Arrangement Resolution;

(c) a holder of Ketch Units may not exercise the right of dissent in respect of only a portion of the holder's Ketch Units but may dissent only with respect to all of the Ketch Units held by the holder; and

(d) the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the *ABCA*, as modified by the Arrangement.

24. The fair value of the Advantage Units and Ketch Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Advantage Unitholders and the Ketch Unitholders, as applicable.

25. Subject to further order of this Court, the rights available to the Advantage Unitholders and the Ketch Unitholders pursuant to this Interim Order and the Arrangement to dissent from the applicable Arrangement Resolution shall constitute full and sufficient rights of dissent for the Advantage Unitholders and the Ketch Unitholders with respect to the Arrangement Resolutions.

26. Notice to the Advantage Unitholders and the Ketch Unitholders of their right of dissent with respect to the applicable Arrangement Resolution and to receive, subject to the provisions of the *ABCA* and the Arrangement, the fair value of their Advantage Units and their Ketch Units shall be given by including information with respect to this right in the Information Circular to be sent to Advantage Unitholders and the Ketch Unitholders in accordance with paragraph 27 of this Order.

Notice

27. An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of Peter Hanrahan with amendments thereto as counsel for Advantage and Ketch may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meetings to Advantage Unitholders and the Ketch Unitholders at the addresses for such holders recorded in the records of Advantage and Ketch, as the case may be, at the close of business on the Advantage Record Date or the Ketch Record Date, as the case may be, and to the directors and auditors of each of Advantage and Ketch, all in accordance with the procedures and timing requirements of the ABCA, the Securities Act (Alberta) and applicable rules and instruments of the Alberta Securities Commission. In calculating the 21-day period, the date of mailing shall be included and the date of the Meetings shall be excluded. The Information Circular shall be deemed to have been received by Advantage Unitholders and Ketch Unitholders three days after delivery thereof to the post office for mailing.

28. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meetings.

29. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Advantage Unitholders and the Ketch Unitholders, wheresoever resident, the directors and auditors of each of Advantage and Ketch and the Executive Director of:

(a) the Joint Petition;

(b) this Order;

(c) the Notices of the Meetings; and

(d) the Notice of Joint Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Advantage and Ketch may consider fit.

30. For the purposes of this application for an Interim Order, service of the Joint Petition and the Affidavits only on the Executive Director is hereby confirmed as good and sufficient service and service on any other person except as provided in this Interim Order is hereby dispensed with.

Final Application

31. Subject to further Order of this Court and provided that the Advantage Unitholders and the Ketch Unitholders have approved the Arrangement in the manner directed by this Court and the directors of AOG or KRL have not revoked that approval, Advantage or Ketch may proceed with an application for approval of the Arrangement and the Final Order on June 22, 2006 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the certificate, all Advantage Unitholders, Ketch Unitholders, Advantage, AOG, Ketch and KRL, the respective subsidiaries of Advantage and Ketch, Advantage ExchangeCo, AIM, MFCorp and all other persons will be bound by the Arrangement in accordance with its terms.

32. Any Advantage Unitholder, Ketch Unitholder or any other interested party (together, **"Interested Party"**) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Advantage and Ketch, on or before noon on June 16, 2006, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Advantage, Advantage ExchangeCo and MFCorp shall be effected by service upon the solicitors for Advantage, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. Service of this notice on AIM shall be effected by service upon the solicitors for AIM, Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Jack C. MacGillivray. Service of this notice on Ketch shall be effective by service upon the solicitors for Ketch, Osler, Hoskin & Harcourt LLP, 2500, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Tristram Mallett.

33. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 32 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

34. Advantage and Ketch are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) "*A.D. Macleod*"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
May 12, 2006.

(signed) "*V.A. Brandt*"
Clerk of the Court of Queen's Bench

APPENDIX D

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

AMONG:

ADVANTAGE ENERGY INCOME FUND

- and -

ADVANTAGE OIL & GAS LTD.

- and -

KETCH RESOURCES TRUST

- and -

KETCH RESOURCES LTD.

- and -

ADVANTAGE INVESTMENT MANAGEMENT LTD.

- and -

1231803 ALBERTA LTD.

April 24, 2006

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 24th day of April, 2006,

AMONG:

ADVANTAGE ENERGY INCOME FUND, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**Advantage**")

AND:

ADVANTAGE OIL & GAS LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**AOG**")

AND:

KETCH RESOURCES TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**Ketch**")

AND:

KETCH RESOURCES LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**KRL**")

AND:

ADVANTAGE INVESTMENTS MANAGEMENT LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**AIM**")

AND:

1231803 ALBERTA LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**MFCorp**")

WHEREAS:

A. Advantage, AOG, Ketch, KRL, AIM and MFCorp wish to propose an arrangement involving AOG, Advantage, KRL, Ketch, AIM, MFCorp and the securityholders of AOG, Advantage, Ketch, KRL, AIM and MFCorp;

B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

C. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**1146921**" means 1146921 Alberta Ltd., a corporation incorporated under the *Business Corporations Act* (Alberta) and since amalgamated under the *Business Corporations Act* (Alberta) with KRL, Bear Creek Energy Ltd. and KRL Acquisition Corp. to form the Administrator as a step to the Ketch Arrangement;

(b) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(c) "**Acquisition Proposal**" means, with respect to Advantage or Ketch, any inquiry or the making of any proposal to such Party or its unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of any securities of such Party (other than on exercise or conversion of currently outstanding Advantage Rights, Advantage Debentures, Advantage Exchangeable Shares 1, Ketch 6.50% Debentures, or pursuant to the Ketch DRIP or Ketch Warrants, as applicable) or its Subsidiaries; (ii) any acquisition of assets representing more than 20% of the total assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;

(d) "**Administrator**" or "**KRL**" means Ketch Resources Ltd., a corporation formed by the amalgamation under the *Business Corporations Act* (Alberta) of KRL, Bear Creek Energy Ltd., 1146921 and KRL Acquisition Corp., as a step to the Ketch Arrangement;

(e) "**Advantage**" means Advantage Energy Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Advantage Trust Indenture;

(f) "**Advantage 7.50% Debentures**" means the 7.50% convertible unsecured subordinated debentures of Advantage;

(g) "**Advantage 7.75% Debentures**" means the 7.75% convertible unsecured subordinated debentures of Advantage;

(h) "**Advantage 8.25% Debentures**" means the 8.25% convertible unsecured subordinated debentures of Advantage;

(i) "**Advantage 9% Debentures**" means the 9% convertible unsecured subordinated debentures of Advantage;

(j) "**Advantage 10% Debentures**" means the 10% convertible unsecured subordinated debentures of Advantage;

(k) "**Advantage Balance Sheets**" has the meaning ascribed thereto in Section 5.1(p);

(l) "**Advantage Board of Directors**" means the board of directors of AOG as it may be comprised from time to time;

(m) "**Advantage Credit Facilities**" shall mean the credit facilities described in Note 6 to the Advantage Financial Statements;

(n) "**Advantage Damages Event**" has the meaning set forth in Section 7.1;

(o) "**Advantage Debentures**" means, collectively, the Advantage 7.50% Debentures, the Advantage 7.75% Debentures, the Advantage 8.25% Debentures, the Advantage 9% Debentures and the Advantage 10% Debentures;

(p) "**Advantage Debenture Indentures**" means the debenture indenture dated October 18, 2002 governing the terms and conditions of the Advantage 10% Debentures, the debenture indenture dated July 8, 2003 governing the terms and conditions of the Advantage 9% Debentures, the first supplemental debenture indenture dated December 2, 2003 governing the terms and conditions of the Advantage 8.25% Debentures, and the second supplemental indenture dated September 14, 2004 governing the terms and conditions of the Advantage 7.75% Debentures and the Advantage 7.50% Debentures, in each case among Advantage, AOG and the Advantage Debenture Trustee;

(q) "**Advantage Debenture Trustee**" means Computershare Trust Company of Canada;

(r) "**Advantage Disclosure Letter**" means the disclosure letter dated April 24, 2006 from Advantage and AOG to Ketch;

(s) "**Advantage Exchangeable Shares 1**" means the exchangeable shares, Series 1 of AOG;

(t) "**Advantage Exchangeable Shareholders**" means the holders of issued and outstanding Advantage Exchangeable Shares 1;

(u) "**Advantage Financial Statements**" means the audited comparative consolidated financial statements of Advantage as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(v) "**Advantage Information**" means the information to be included or incorporated by reference in the Advantage Information Circular describing Advantage and its business, operations and affairs and the matters to be considered at the Advantage Meeting;

(w) "**Advantage Information Circular**" means the information circular of Advantage to be sent by Advantage to the Advantage Unitholders in connection with the Advantage Meeting, which, unless otherwise determined by Advantage and Ketch, shall be part of a joint information circular that shall also be sent to Ketch Unitholders in connection with the Ketch Meeting;

(x) "**Advantage Internalization Letter Agreement**" means the letter agreement dated April 24, 2006 among Advantage, AOG and AIM;

(y) "**Advantage Management Agreement**" means the management agreement dated May 24, 2001, as amended and restated on October 4, 2004 and December 30, 2005 among AIM, AOG and the Advantage Trustee;

(z) "**Advantage Management Internalization**" means the internalization of AIM as contemplated by the Arrangement and the Advantage Internalization Letter Agreement;

(aa) "**Advantage Material Agreements**" means, collectively, the Advantage Management Agreement, the Advantage Trust Indenture, the Advantage Debenture Indentures, the Advantage Shareholder Agreement and the Advantage Royalty Agreement;

(bb) "**Advantage Meeting**" means the special meeting of Advantage Unitholders to be held to consider, among other things, the Arrangement Resolution (including the Advantage Management Internalization), the Advantage RTU Plan and related matters, and any adjournment(s) thereof;

(cc) "**Advantage Parties**" means, collectively and taken as a whole, Advantage and AOG, a direct wholly-owned Subsidiary of Advantage, and "**Advantage Party**" means either one of them;

(dd) "**Advantage Plans**" has the meaning ascribed thereto in Section 5.1(w);

(ee) "**Advantage Report**" has the meaning ascribed thereto in Section 5.1(bb);

(ff) "**Advantage Rights**" means the outstanding rights to acquire Advantage Units pursuant to the Advantage Rights Incentive Plan;

(gg) "**Advantage Rightsholders**" means the holders of issued and outstanding Advantage Rights;

(hh) "**Advantage Rights Incentive Plan**" means the trust unit rights incentive plan of Advantage;

(ii) "**Advantage Royalty Agreement**" means the amended and restated royalty agreement dated December 1, 2003 between AOG and the Advantage Trustee on behalf of Advantage;

(jj) "**Advantage RTU Plan**" means the Advantage restricted trust unit incentive plan and/or other long term incentive plans proposed to be implemented in connection with the Arrangement in a form similar to that represented by the one page summary titled "Compensation Proposal" presented to the Ketch Board of Directors on April 24, 2006;

(kk) "**Advantage RTU Resolution**" means the resolution of the Advantage Unitholders to be considered at the Advantage Meeting in respect of the Advantage RTU Plan;

(ll) "**Advantage Shareholder Agreement**" means the shareholder agreement dated as of May 24, 2001 among AOG, AIM and Montreal Trust Company of Canada, as predecessor to Computershare Trust Company of Canada;

(mm) "**Advantage Trust Indenture**" means the amended and restated trust indenture dated December 13, 2005 between the Advantage Trustee and AOG, as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

(nn) "**Advantage Trustee**" means Computershare Trust Company of Canada, in its capacity as the trustee under the Advantage Trust Indenture;

(oo) "**Advantage Units**" means the trust units of Advantage;

(pp) "**Advantage Unitholders**" means the holders from time to time of Advantage Units;

(qq) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(rr) "**AIM**" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

(ss) "**AIM Distribution**" means the distribution to the AIM Shareholders of the assets of AIM designed to reduce its working capital to $0.00, whether by way of bonus, dividend or other distribution, such distribution to take place prior to the Effective Date;

(tt) "**AIM Financial Statements**" means the audited comparative financial statements of AIM as at and for the years ended July 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(uu) "**AIM Shares**" means the common shares in the capital of AIM;

(vv) "**AIM Shareholders**" means the holders of AIM Shares;

(ww) "**AOG**" means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(xx) "**Applicable Canadian Securities Laws**" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(yy) "**Applicable Law**", in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(zz) "**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(aaa) "**Arrangement Resolution**" means, in respect of the Advantage Meeting, the special resolutions in respect of the Arrangement (including the Advantage Management Internalization) to be considered at the Advantage Meeting, and in respect of the Ketch Meeting, the special resolutions in respect of the Arrangement to be considered at the Ketch Meeting, as the case may be;

(bbb) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(ccc) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(ddd) "**Certificate**" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(eee) "**Closing Time**" shall be 8:00 a.m. (Calgary time) on the later of June 23, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Advantage and Ketch;

(fff) "**Code**" means the United States Internal Revenue Code of 1986, as amended;

(ggg) "**Combination Transactions**" has the meaning ascribed thereto in Section 2.6;

(hhh) "**Competition Act**" means the *Competition Act*, R.S. 1985, c. C-34, as amended;

(iii) "**Competition Act Approval**" means that the Commissioner of Competition (the "**Commissioner**") appointed under the Competition Act shall have: (i) issued an advance ruling certificate under Section 102 of the Competition Act; or (ii) advised the Parties in writing that the Commissioner has

determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Parties;

(jjj) "**Confidential Information**" has the meaning ascribed thereto in Section 3.4(d);

(kkk) "**Confidentiality Agreement**" means the confidentiality agreement dated December 5, 2005 between Ketch and Advantage;

(lll) "**Court**" means the Court of Queen's Bench of Alberta;

(mmm) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

(nnn) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(ooo) "**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(ppp) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Advantage Parties, the Advantage Unitholders, the Ketch Parties, the Ketch Unitholders, AIM, the AIM Shareholders and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(qqq) "**GAAP**" has the meaning ascribed thereto in Section 1.7;

(rrr) "**GLJ**" means GLJ Petroleum Consultants Ltd., independent petroleum consultants carrying on business in Calgary, Alberta;

(sss) "**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) self-regulatory organization or stock exchange including the TSX and the NYSE, (c) any subdivision, agent, commission, board or authority of any of the foregoing, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ttt) "**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(uuu) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Advantage Unitholders, the Ketch Unitholders, the Advantage Parties, the Ketch Parties and MFCorp, containing declarations and directions with respect to the Arrangement and the holding of the Advantage Meeting and the Ketch Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(vvv) "**ITA**" means the *Income Tax Act* (Canada), including the regulations thereunder, as amended;

(www) "**Investment Canada Act**" means the *Investment Canada Act* (Canada), including the regulations thereunder, as amended;

(xxx) "**Investment Canada Act Approval**" means approval or deemed approval pursuant to the *Investment Canada Act* (Canada) by the applicable Minister;

(yyy) **"Ketch"** means Ketch Resources Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Ketch Trust Indenture;

(zzz) **"Ketch Administration Agreement"** means the administration agreement dated December 16, 2004 between the Ketch Trustee and KRL;

(aaaa) **"Ketch 6.50% Debentures"** means the 6.50% convertible extendible unsecured subordinated debentures issued on May 18, 2005 pursuant to the Ketch 6.50% Debenture Indenture;

(bbbb) **"Ketch 6.50% Debenture Indenture"** means the trust indenture dated as of May 18, 2005 between Ketch, KRL and the Ketch Debenture Trustee governing the terms of the Ketch 6.50% Debentures;

(cccc) **"Ketch Arrangement"** means the plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) involving KRL, Bear Creek Energy Ltd., Ketch, Bear Creek Resources Ltd., Gehdra Energy Ltd., Bear Creek Energy Ltd. securityholders and KRL securityholders, which was completed on January 18, 2005;

(dddd) **"Ketch Balance Sheets"** has the meaning ascribed thereto in Section 5.2(p);

(eeee) **"Ketch Board of Directors"** means the board of directors of KRL as it may be comprised from time to time;

(ffff) **"Ketch Credit Facilities"** shall mean the credit facilities described in Note 5 to the Ketch Financial Statements;

(gggg) **"Ketch Damages Event"** has the meaning set forth in Section 7.2;

(hhhh) **"Ketch Debenture Trustee"** means Valiant Trust Company;

(iiii) **"Ketch Disclosure Letter"** means the disclosure letter dated April 24, 2006 from Ketch and KRL to Advantage;

(jjjj) **"Ketch DRIP"** means the distribution reinvestment plan and premium drip implemented by Ketch in January, 2006;

(kkkk) **"Ketch Employees"** means the employees of, and consultants to, Ketch or its Subsidiaries;

(llll) **"Ketch Employment Agreements"** means the employment agreements between KRL and each of its senior officers;

(mmmm) **"Ketch Financial Statements"** means the audited comparative consolidated financial statements of Ketch as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(nnnn) **"Ketch Information Circular"** means the information circular of Ketch to be sent by Ketch to the Ketch Unitholders in connection with the Ketch Meeting, which, unless otherwise determined by Advantage and Ketch, shall be part of a joint information circular which shall also be sent to Advantage Unitholders in connection with the Advantage Meeting;

(oooo) **"Ketch Information"** means the information included in the Ketch Information Circular describing Ketch and its business, operations and affairs and the matters to be considered at the Ketch Meeting;

(pppp) **"Ketch Material Agreements"** means, collectively, the Ketch Note Indenture, the Ketch Trust Indenture; the Ketch 6.50% Debenture Indenture, the Ketch NPI Agreement, the Ketch RTU Plan, the Ketch Notes and the Ketch Administration Agreement;

(qqqq) **"Ketch Meeting"** means the special meeting of Ketch Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(rrrr) **"Ketch Notes"** means the 9.25% unsecured, subordinated promissory notes issued by KRL and held by Ketch;

(ssss) **"Ketch Note Indenture"** means the note indenture dated January 18, 2005 relating to the issuance of the Ketch Notes;

(tttt) **"Ketch NPI"** means the 99% net profit interest in the resource properties of KRL granted by KRL to Ketch pursuant to the Ketch NPI Agreement;

(uuuu) **"Ketch NPI Agreement"** means the net profits interest agreement dated January 18, 2005 between Ketch and the Administrator pursuant to which Ketch was the granted the Ketch NPI by KRL;

(vvvv) **"Ketch Parties"** means, collectively and taken as a whole, Ketch and KRL, a direct wholly-owned Subsidiary of Ketch, and **"Ketch Party"** means either of them;

(wwww) **"Ketch Plans"** has the meaning ascribed thereto in Section 5.2(x);

(xxxx) **"Ketch Report"** has the meaning ascribed thereto in Section 5.2(cc);

(yyyy) **"Ketch RTU Plan"** means the restricted unit and performance plan of Ketch adopted as of January 18, 2005;

(zzzz) **"Ketch RTU's"** means restricted Ketch Units issued pursuant to the Ketch RTU Plan;

(aaaaa) **"Ketch Trust Indenture"** means the trust indenture dated December 16, 2004 between the Ketch Trustee, KRL and Bear Creek Energy Ltd., as such indenture may be amended by supplemental indentures from time to time or as may be amended or restated from time to time;

(bbbbb) **"Ketch Trustee"** means Valiant Trust Company, in its capacity as the trustee under the Ketch Trust Indenture;

(ccccc) **"Ketch Units"** means the trust units of Ketch;

(ddddd) **"Ketch Unitholders"** means the holders from time to time of Ketch Units;

(eeeee) **"Ketch Warrants"** means the warrants to purchase Ketch Units which, when vested, are exercisable at a price of $8.64 per Ketch Unit;

(fffff) **"Laws"** means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity;

(ggggg) **"Mailing Date"** has the meaning ascribed thereto in Section 3.3(f);

(hhhhh) **"Material Adverse Change"** or **"Material Adverse Effect"** means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries,

including changes in Tax Laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of April 24, 2006, or (v) any changes arising from matters consented to or approved in writing by the Other Party;

(iiiii) "**Material Subsidiaries**" means, with respect to Advantage, AOG, and with respect to Ketch, KRL;

(jjjjj) "**MFCorp**" means 1231803 Alberta Ltd., a corporation incorporated under the ABCA;

(kkkkk) "**NYSE**" means the New York Stock Exchange;

(lllll) "**Other Party**" means with respect to the applicable Advantage Party(ies), the applicable Ketch Party(ies) and, with respect to the applicable Ketch Party(ies), the applicable Advantage Party(ies);

(mmmmm) "**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them, or where implied by the context, means the Advantage Parties, AIM, MFCorp or the Ketch Parties, as the case may be;

(nnnnn) "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(ooooo) "**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in **Schedule A** hereto as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

(ppppp) "**Public Record**" means all information filed by either Advantage or Ketch, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(qqqqq) "**Receiving Party**" has the meaning ascribed thereto in Section 3.4(c);

(rrrrr) "**Receiving Party Securities**" has the meaning ascribed thereto in Section 3.4(c);

(sssss) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(ttttt) "**Requesting Party**" has the meaning ascribed thereto in Section 3.5;

(uuuuu) "**Responding Party**" has the meaning ascribed thereto in Section 3.4(c);

(vvvvv) "**SEC**" means the United States Securities and Exchange Commission;

(wwwww) "**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

(xxxxx) "**Sproule**" means Sproule Associates Limited, independent petroleum consultants, carrying on business in Calgary, Alberta;

(yyyyy) "**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Advantage or Ketch, as the case may be);

(zzzzz) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(v)(A);

(aaaaaa) "**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Advantage or Ketch (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(bbbbbb) "**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed with any taxing authority in connection with, any Taxes;

(cccccc) "**TSX**" means the Toronto Stock Exchange;

(dddddd) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

(eeeeee) "**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including **Schedule A** hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement and the Confidentiality Agreement together with the agreements and documents between the Parties herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6 Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("**GAAP**") and all determinations of an accounting nature required to be made pursuant to this Agreement shall be made in a manner consistent with GAAP.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Advantage, include disclosure to Advantage or its representatives, or in the case of disclosure to Ketch, include disclosure to Ketch or its representatives.

1.9 Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10 Trust Power and Capacity

In this Agreement references to the power and capacity of Advantage and Ketch, as the case may be, are deemed to be references to that of the Advantage Trustee and the Ketch Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the Advantage Trust Indenture and Ketch Trust Indenture, respectively.

1.11 Knowledge

In this Agreement, any reference to the knowledge of Advantage or to the knowledge of AOG shall include the knowledge of AIM.

1.12 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

Schedule A – Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

Each of Advantage, AOG, AIM, MFCorp, Ketch and KRL will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Advantage Meeting and the Ketch Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and the other matters to be considered at the Advantage Meeting and the Ketch Meeting. Provided all necessary approvals for the Arrangement Resolution are obtained from the Advantage Unitholders and the Ketch Unitholders, each of Advantage, AOG, AIM, MFCorp, Ketch and KRL shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of Advantage, AOG, AIM, MFCorp, Ketch and KRL shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality. Each of the Parties agree that, in the event the Interim Order is not obtained on terms reasonably satisfactory to each of the Parties, or the Parties

otherwise mutually determine, after consultation with their respective legal, tax and financial advisors, that it would be advisable to complete the transactions contemplated hereunder (including in the Plan of Arrangement) by means other than a plan of arrangement under the ABCA, such transactions shall be carried out as so determined and the Parties shall amend and restate this Agreement to provide for the completion of such transactions by such other means on substantially the same terms and conditions as contained herein.

2.2 Interim Order

The application referenced in Section 2.1 shall request that the Interim Order provide:

(a) for the purpose of the Advantage Meeting:

(i) the securities of Advantage for which holders shall be entitled to vote on the Arrangement Resolution shall be the Advantage Units;

(ii) the Advantage Unitholders shall be entitled to vote on the Arrangement Resolution and the other matters to be considered at the Advantage Meeting, with each Advantage Unitholder being entitled to one vote for each Advantage Unit held by such holder; and

(iii) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Advantage Unitholders present in person or by proxy at the Advantage Meeting;

(b) for the purpose of the Ketch Meeting:

(i) the securities of Ketch for which holders shall be entitled to vote on the Arrangement Resolution shall be the Ketch Units;

(ii) the Ketch Unitholders shall be entitled to vote on the Arrangement Resolution and other matters to be considered at the Ketch Meeting, with each Ketch Unitholder being entitled to one vote for each Ketch Unit held by such holder; and

(iii) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Ketch Unitholders present in person or by proxy at the Ketch Meeting.

2.3 Information Circulars and Meetings

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws:

(i) Advantage and AOG shall:

(A) prepare the Advantage Information Circular and cause such circular to be mailed to the Advantage Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the Advantage Meeting; and

(ii) Ketch and KRL shall:

(A) prepare the Ketch Information Circular and cause such circular to be mailed to the Ketch Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the Ketch Meeting.

2.4 Employees

(a) Ketch and Advantage agree to work together to consider and evaluate which Ketch Employees will be offered positions with Advantage upon completion of the Arrangement. On the Effective Date, Ketch will pay severance to Ketch Employees who are not offered continued employment with Advantage in accordance with Ketch's severance policies.

(b) The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Ketch RTU Plan and that all unit awards will be accelerated thereunder. The Parties agree that, upon approval of the Arrangement by the Ketch Unitholders and the Advantage Unitholders, and on or prior to the Effective Date, all outstanding entitlements under the Ketch RTU Plan (net of withholding tax requirements) shall be paid in applicable Ketch Units that will participate in the Arrangement on the same basis as the existing Ketch Units.

(c) The Parties acknowledge that the Arrangement will result in a "change of control" and trigger payments under the Ketch executive employment agreements for Messrs. Mah, Steele, Bokenfohr and Zimmerman with such payments totalling not more than $1.93 million;

(d) The Ketch Disclosure Letter sets forth:

(i) all obligations of Ketch pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination, change of control or bonus payments or any other payments related to any Ketch incentive plan, arising out of or in connection with the Arrangement or otherwise (collectively, the "**Ketch Change of Control Payments**");

(ii) the maximum amount of 2006 salary adjustments for Ketch Employees, which adjustments were effective as of January 1, 2006.

(e) The Ketch Change of Control Payments shall be paid on the Effective Date.

2.5 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about June 24, 2006 or as soon thereafter as reasonably practicable and in any event by July 17, 2006.

2.6 United States Tax Considerations

(a) Advantage, AOG, Ketch, KRL and MFCorp intend to take the position that the series of transactions contemplated in Sections 3.1(c) through 3.1(l) of the Plan of Arrangement (but excluding Section 3.1(j)) and the liquidation of Ketch and MFCorp pursuant to Section 2.7 hereof shall be considered together as an integrated transaction for U.S. federal income tax purposes that will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the Code (the "Ketch Combination Transaction"). Each of Advantage, AOG, Ketch, KRL and MFCorp agrees that, except as otherwise required by applicable Laws, it shall (a) report the Ketch Combination Transaction as an integrated transaction for U.S. federal income tax purposes, (b) report the Ketch Combination Transaction as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulations Section 1.368-3 in connection with the Ketch Combination Transaction. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, none of Advantage, AOG, Ketch, KRL nor MFCorp shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Ketch Combination

Transaction, considered as an integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to Ketch and the Ketch Unitholders.

(b) Advantage, AOG, AIM and MFCorp intend to take the position that the series of transactions contemplated in Sections 3.1(j), (k), (l), (o) and (p) of the Plan of Arrangement and the liquidation of MFCorp pursuant to Section 2.7 hereof shall be considered together as an integrated transaction for U.S. federal income tax purposes that will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the Code (the "AIM Combination Transaction"). Each of Advantage, AOG, AIM and MFCorp agrees that, except as otherwise required by applicable Laws, it shall (a) report the AIM Combination Transaction as an integrated transaction for U.S. federal income tax purposes, (b) report the AIM Combination Transaction as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulations Section 1.368-3 in connection with the AIM Combination Transaction. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, none of Advantage, AOG, AIM nor MFCorp shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the AIM Combination Transaction, considered as an integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to AIM and the Advantage Investment Management Shareholders.

(c) This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation 1.368-2(g) with respect to each of the Ketch Combination Transaction and the AIM Combination Transaction.

2.7 Post-Closing Wind-up

Provided the Arrangement is completed, Advantage shall completely dissolve and liquidate Ketch and the shareholders of MFCorp shall cause it to be wound-up, as soon as reasonably practicable after the Effective Date and in any event within twelve (12) months following the Effective Date, and Advantage shall cause each of Ketch and MFCorp, not to engage in any business following the Effective Date.

2.8 Redemption of Advantage Exchangeable Shares

All Advantage Exchangeable Shares 1 outstanding as at the date hereof shall be exchanged or redeemed for Advantage Trust Units on May 9, 2006 in accordance with their terms.

2.9 Tax Election

It is intended that steps 3.1(f), (g) and (i) and steps 3.1(k) and (l) of the Plan of Arrangement qualify as a qualifying exchange for the purposes of section 132.2 of the ITA and applicable provincial income tax statutes. In order to give effect to this intention, with respect to steps 3.1(f), (g) and (i) Ketch and Advantage shall, and, with respect to steps 3.1(k) and (l), MFCorp and Advantage shall, within the time determined under paragraph (c) of subsection 132.2(2) of the ITA, or as provided in any amendments to section 132.2 that are enacted and that apply to the transfer, jointly execute and file the election referred to in that paragraph (c) or in any such amendments in the form prescribed for the purposes of the election, and elections in prescribed form under the corresponding provisions of applicable provincial income tax statutes.

ARTICLE 3
COVENANTS

3.1 Covenants of Advantage and AOG

From April 24, 2006 until the Effective Date or termination of this Agreement, except with the prior written consent of Ketch (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Law:

(a) Advantage's affairs and the business of AOG and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Advantage shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of the outstanding Advantage Units or the Advantage Exchangeable Shares 1 other than regular monthly cash distributions on the Advantage Units of an amount equal to $0.25 per Advantage Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Advantage or any of its Subsidiaries (other than to Advantage or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Advantage Units (other than on exercise of currently outstanding Advantage Exchangeable Shares 1 or Advantage Rights or to employees hired after April 24, 2006 (in a manner consistent with past practice) or pursuant to the Advantage Rights Incentive Plan or the Advantage Debentures); (iv) redeem, purchase or otherwise acquire any of the Advantage Units or other securities, other than redemptions required pursuant to the Advantage Trust Indenture; (v) split, combine or reclassify any of the Advantage Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Advantage; or (vii) except as required in connection with the Arrangement, enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Advantage will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $1 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $1 million individually or $5 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Advantage disclosed to Ketch prior to April 24, 2006; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise continue Advantage or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Advantage, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer, with an acquisition cost in excess of $10 million in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $10 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Advantage Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except as permitted by Section 4.1, neither Advantage nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) except as permitted by Section 4.1 or as otherwise required in connection with the Arrangement, Advantage shall not, and shall cause each of its Subsidiaries to not: (i) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (ii) advance any loan to any officer or director of Advantage or any of its Subsidiaries or any other party not at arm's length to Advantage or any of its Subsidiaries; or (iii) amend, terminate or alter the Advantage Management Agreement or amend the terms of the Advantage Management Internalization;

(f) Advantage shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) no amendments shall be made to outstanding Advantage Rights except as permitted by Section 4.1;

(h) Advantage shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) Advantage shall promptly notify Ketch in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Advantage threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Advantage in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Advantage shall in good faith discuss with Ketch any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Advantage, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Ketch pursuant to this provision;

(j) Advantage shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Advantage shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Ketch on or prior to the Effective Date;

(l) Advantage shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Advantage;

(m) Advantage shall provide notice to Ketch of the Advantage Meeting and allow Ketch's representatives to attend such meeting;

(n) subject to compliance by Ketch with Section 3.2(q), Advantage will ensure that the Advantage Information Circular provides Advantage Unitholders with adequate notice and information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Ketch Information in the Advantage Information Circular in the form approved by Ketch and shall include or incorporate by reference, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Law; (ii) the unanimous determination of the members of the Advantage Board of Directors entitled to vote that the Arrangement is fair to Advantage Unitholders and is in the best interests of Advantage and Advantage Unitholders, and include the unanimous recommendation of the members of the Advantage Board of Directors entitled to vote that the Advantage Unitholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Advantage's financial advisor that the consideration payable by Advantage (A) pursuant to the Arrangement is fair, from a financial point of view, to Advantage; and (B) pursuant to the Advantage Management Internalization is fair, from a financial point of view to Advantage; provided that, notwithstanding the covenants of Advantage in this subsection, prior to the completion of the Arrangement, the Advantage Board of Directors may withdraw, modify or change its recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Advantage Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(o) Advantage will assist Ketch in the preparation of the Ketch Information Circular and provide to Ketch, in a timely and expeditious manner, all information as may be reasonably requested by Ketch or required to be included in the Ketch Information Circular by Applicable Law with respect to Advantage for inclusion in the Ketch Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Ketch to meet the standard referred to in Section 3.2(p) with respect to Advantage, the Arrangement and the transactions to be considered at the Ketch Meeting;

(p) Advantage shall indemnify and save harmless Ketch and the directors, officers and agents of Ketch and KRL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Ketch or KRL, or any director, officer or agent thereof, may be subject or which Ketch or KRL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Advantage Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

(ii) any misrepresentation or alleged misrepresentation in the material provided by Advantage for inclusion in the Ketch Information Circular;

(iii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Advantage Information Circular or information provided by Advantage for inclusion in the Ketch Information Circular or in any material filed by or on behalf of Advantage in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Advantage Units; and

(iv) Advantage not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement;

except that Advantage shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or

alleged misrepresentation of a material fact based solely on the Ketch Information included in the Advantage Information Circular or the negligence of Ketch;

(q) except for proxies and other non-substantive communications with securityholders, Advantage will furnish promptly to Ketch or Ketch's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Advantage in connection with: (i) the Arrangement; (ii) the Advantage Meeting; (iii) any filings under Applicable Law; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(r) Advantage shall solicit proxies to be voted at the Advantage Meeting in favour of the matters to be considered at the Advantage Meeting, including the Arrangement Resolution;

(s) Advantage shall conduct the Advantage Meeting in accordance with the Advantage Trust Indenture and any instrument governing the Advantage Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Law;

(t) Advantage will make all necessary filings and applications under Applicable Law, including U.S. Securities Laws, required to be made on the part of Advantage in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Law;

(u) Advantage will use its reasonable commercial efforts to obtain approval for the listing of the Advantage Units issuable pursuant to the Arrangement, (including pursuant to the Advantage Management Internalization) and the Advantage RTU Plan on the TSX and the NYSE and will cooperate with Ketch in making application for the substitutional listing on the TSX of the Ketch 6.50% Debentures which shall be assumed by Advantage under the Plan of Arrangement;

(v) in the event that dissent rights are given to Advantage Unitholders under the terms of the Interim Order, Advantage shall promptly advise Ketch of the number of Advantage Units for which Advantage receives notices of dissent or written objections to the Arrangement and provide Ketch with copies of such notices and written objections;

(w) Advantage shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(x) Advantage shall use reasonable commercial efforts to obtain Investment Canada Act Approval, if required, and the Competition Act Approval; and

(y) AOG shall take all actions within its control necessary to cause Section 3.1 of the Advantage Shareholder Agreement to be amended to increase the number of directors permitted on the Advantage Board of Directors to allow for the addition of directors contemplated by this Agreement.

3.2 Covenants of Ketch and KRL

From April 24, 2006 until the Effective Date or termination of this Agreement, except with the prior written consent of Advantage (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Law:

(a) Ketch's affairs and the business of KRL and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to

comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Ketch shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of the outstanding Ketch Units other than regular monthly cash distributions on the Ketch Units of an amount not exceeding $0.13 per Ketch Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Ketch or any of its Subsidiaries (other than to Ketch or any of its Subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Ketch Units (other than on exercise of currently outstanding Ketch Warrants, or pursuant to the Ketch RTU Plan or the Ketch 6.50% Debentures); (iv) redeem, purchase or otherwise acquire any of the Ketch Units or other securities, other than redemptions required pursuant to the Ketch Trust Indenture; (v) split, combine or reclassify any of the Ketch Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Ketch; or (vii) except as required in connection with the Arrangement, enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Ketch will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $500,000 individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $1,000,000 individually or $5 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Ketch disclosed to Advantage prior to April 24, 2006; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise continue Ketch or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Ketch, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $10 million in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $10 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Ketch Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except as permitted by Section 2.4, neither Ketch nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) except as permitted by Section 2.4, Ketch shall not and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Ketch RTU's and Ketch Warrants and accelerated vesting of the deferred portion of the 2005 bonus payments, which is detailed in the Ketch Disclosure Letter, or as is necessary to comply with Applicable Law or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Ketch or any of its Subsidiaries or any other party not at arm's length to Ketch or any of its Subsidiaries;

(f) Ketch shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) except as contemplated by Section 2.4(b) hereof, no amendments shall be made to outstanding Ketch Warrants or Ketch RTU's without the prior written consent of Advantage;

(h) each of Ketch and KRL shall use its commercially reasonable efforts to cause the resignation of all of the directors of KRL at the Effective Time (and for such directors to provide mutual releases in form and substance satisfactory to Advantage and Ketch, each acting reasonably);

(i) Ketch shall cease issuing Ketch Units under the Ketch DRIP on or prior to June 16, 2006 and shall terminate the Ketch DRIP on or prior to the Effective Date and each of Ketch and KRL shall use its commercially reasonable efforts to ensure that all outstanding Ketch Warrants and Ketch RTU's are either exercised, terminated, expired or surrendered prior to the Effective Time provided that Ketch and KRL shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Ketch Warrants and Ketch RTU's without the prior written consent of Advantage, except to permit the early vesting of Ketch Warrants and Ketch RTU's;

(j) Ketch shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) Ketch shall promptly notify Advantage in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Ketch threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Ketch in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Ketch shall in good faith discuss with Advantage any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Ketch, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Advantage pursuant to this provision;

(l) Ketch shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m) Ketch shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Advantage on or prior to the Effective Date;

(n) Ketch shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Ketch;

(o) Ketch shall provide notice to Advantage of the Ketch Meeting and allow Advantage's representatives to attend such meeting;

(p) subject to compliance by Advantage with Section 3.1(o), Ketch will ensure that the Ketch Information Circular provides Ketch Unitholders with adequate notice and information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Advantage Information in the Ketch Information Circular in the form approved by Advantage and shall include or incorporate by reference, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Law; (ii) the unanimous determination of the members of the Ketch Board of Directors entitled to vote that the Arrangement is fair to Ketch Unitholders and is in the best interests of Ketch and Ketch Unitholders, and include the unanimous recommendation of the members of the Ketch Board of Directors entitled to vote that the Ketch Unitholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Ketch's financial advisor that the Arrangement is fair, from a financial point of view, to Ketch Unitholders; provided that, notwithstanding the covenants of Ketch in this subsection, prior to the completion of the Arrangement, the Ketch Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Ketch Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1,

(q) Ketch will assist Advantage in the preparation of the Advantage Information Circular and provide to Advantage, in a timely and expeditious manner, all information as may be reasonably requested by Advantage or required to be included in the Advantage Information Circular by Applicable Law with respect to Ketch for inclusion in the Advantage Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Advantage to meet the standard referred to in Section 3.1(n) with respect to Ketch, the Arrangement and the transactions to be considered at the Advantage Meeting;

(r) Ketch shall indemnify and save harmless Advantage and the directors, officers and agents of Advantage and AOG, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Advantage or AOG, or any director, officer or agent thereof, may be subject or which Advantage or AOG, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i) any misrepresentation or alleged misrepresentation in the Ketch Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

  (ii) any misrepresentation or alleged misrepresentation in the material provided by Ketch for inclusion in the Advantage Information Circular;

  (iii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Ketch Information Circular or information provided by Ketch for

inclusion in the Advantage Information Circular or in any material filed by or on behalf of Ketch in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Ketch Units; and

(iv) Ketch not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement;

except that Ketch shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Advantage Information included in the Ketch Information Circular or the negligence of Advantage;

(s) except for proxies and other non-substantive communications with securityholders, Ketch will furnish promptly to Advantage or Advantage's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Ketch in connection with: (i) the Arrangement; (ii) the Ketch Meeting; (iii) any filings under Applicable Law; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(t) Ketch shall solicit proxies to be voted at the Ketch Meeting in favour of the matters to be considered at the Ketch Meeting, including the Arrangement Resolution;

(u) Ketch shall conduct the Ketch Meeting in accordance with the Ketch Trust Indenture and any instrument governing the Ketch Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Law;

(v) Ketch will make all necessary filings and applications under Applicable Law, including U.S. Securities Laws, required to be made on the part of Ketch in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Law;

(w) in the event that dissent rights are given to Ketch Unitholders under the terms of the Interim Order, Ketch shall promptly advise Advantage of the number of Ketch Units for which Ketch receives notices of dissent or written objections to the Arrangement and provide Advantage with copies of such notices and written objections;

(x) prior to the Effective Date, Ketch will cooperate with Advantage in making application to list the Advantage Units issuable pursuant to the Arrangement on the TSX and on the NYSE provided that any out of pocket costs with respect to such applications shall be borne by Advantage;

(y) Ketch shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(z) Ketch shall use reasonable commercial efforts to cooperate with Advantage with respect to obtaining Investment Canada Act Approval, if required, and Competition Act Approval.

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Advantage, AOG, Ketch, KRL, AIM and MFCorp will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Law to complete the Arrangement, including using reasonable commercial efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) in respect of the Advantage Parties and the Ketch Parties, to, on or before the Effective Date, cause confirmations of employment to be made to any employees of KRL that will be hired by AOG;

(c) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Advantage and Ketch will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of AOG and KRL, subject in all cases to the Confidentiality Agreement;

(e) reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders or adding material additional risk to obtaining any requisite approvals or completing the Arrangement;

(f) in respect of Advantage and Ketch, use their reasonable commercial efforts to cause the mailing of the Information Circular to their respective securityholders (the "**Mailing Date**") to occur as soon as reasonably practicable following the date hereof and in any event by May 23, 2006;

(g) in respect of Advantage and Ketch, use their reasonable commercial efforts to continue the listing on the TSX and NYSE of the outstanding Advantage Units and to obtain the approval of the TSX and NYSE for the additional listing as of the Effective Date of the Advantage Units issuable pursuant to (i) the Arrangement (including pursuant to the Advantage Management Internalization), (ii) the Advantage RTU Plan and (iii) the Ketch 6.50% Debentures;

(h) in respect of MFCorp, list its shares on the TSX;

(i) in respect of MFCorp, file the Articles of Arrangement once the other Parties satisfy or waive the applicable conditions precedent set forth in Article 6 hereof;

(j) in respect of MFCorp, not, except with the consent of Advantage and Ketch, amend its constating documents;

(k) in respect of MFCorp, not conduct any business, enter into any agreement or incur any liabilities except in connection with the transactions contemplated by this Agreement; and

(l) in respect of MFCorp, take all reasonable actions required to give effect to the transactions contemplated by this Agreement and not take any actions that would hinder the transactions contemplated by this Agreement.

3.4 Mutual Covenants Regarding Non-Solicitation

(a) The Advantage Parties and Ketch Parties shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating

to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) The Advantage Parties and Ketch Parties shall not, directly or indirectly, do or authorize or permit any of their respective officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, the Advantage Parties and Ketch Parties and their respective officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of KRL or AOG (as applicable) determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transactions contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of KRL or AOG (as applicable), that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include,

without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of KRL and AOG (as applicable) shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or Section 9.1(f), as applicable, and concurrently therewith pays the amount required by Section 7.1 or Section 7.2, applicable, to the other Party.

(c) Each of Advantage, AOG, Ketch and KRL when in receipt of a Superior Proposal (a "**Receiving Party**") shall give the other Party (the "**Responding Party**"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of KRL or AOG (as applicable) to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of KRL or AOG (as applicable) have determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this Agreement and the Arrangement to provide that the holders of the Advantage Units or Ketch Units, as applicable, (the "**Receiving Party Securities**") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of KRL or AOG (as applicable) prior to the expiry of such 72 hour period, the board of directors of KRL or AOG (as applicable) shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) Advantage, AOG, Ketch and KRL agree that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Confidential Information**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Advantage, AOG, Ketch and KRL shall ensure that their respective officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Advantage shall be responsible for any breach of this Section 3.4 by its

officers, directors, employees, investment bankers, advisers or representatives, and Ketch shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5 Provision of Information; Access

From and after the date hereof, each of Ketch and Advantage shall provide the other (the "**Requesting Party**") and its representatives access, during normal business hours and at such other time or times as the Requesting Party may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to the Requesting Party all information concerning its business, properties and personnel as the Requesting Party may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit and assist Advantage to be in a position to expeditiously and efficiently integrate the business and operations of each of Ketch and Advantage immediately upon but not prior to the Effective Date. Ketch agrees to keep Advantage fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Ketch.

3.6 Covenants of AIM

From April 24, 2006 until the Effective Date or termination of this Agreement, except with the prior written consent of the Advantage Parties and the Ketch Parties (such consent not to be unreasonably withheld or delayed), and except for the AIM Distribution or as otherwise expressly permitted or specifically contemplated by this Agreement (including the split of AIM Shares, AIM Share issuances and the hiring of AOG employees contemplated by Section 5.3(h) hereof and the Plan of Arrangement) or required by Applicable Law:

(a) the business and affairs of AIM shall be conducted only in the usual and ordinary course consistent with past practices and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships;

(b) AIM shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares or other securities of AIM, including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of AIM; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) other than in connection with any pre-Arrangement steps agreed to by Ketch and Advantage, split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of AIM; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) AIM will not, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $75,000 individually or $100,000 in the aggregate; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise continue AIM with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) acquire any assets; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract or other material

document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the AIM Financial Statements or otherwise in the ordinary course of business; (xi) enter into any hedges, swaps or other financial instruments or like transactions; (xii) enter into any material consulting agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) AIM shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) AIM shall not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants; or (v) advance any loan to any officer or director of AIM or any other party not at arm's length to AIM;

(f) AIM has caused its three principal shareholders to enter into an escrow agreement to be effective as of the Effective Date with Advantage in respect of Advantage Units to be received by such shareholders pursuant to the Arrangement;

(g) AIM shall use its commercially reasonable efforts to cause the resignation of all of the directors of AIM at the Effective Time (and for such directors to provide mutual releases in form and substance satisfactory to the Advantage Parties and the Ketch Parties, each acting reasonably);

(h) AIM shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) AIM shall promptly notify the Advantage Parties and the Ketch Parties in writing of any material change (actual, anticipated, contemplated or, to the knowledge of AIM threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by AIM in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and AIM shall in good faith discuss with the Advantage Parties and the Ketch Parties any change in circumstances (actual, anticipated, contemplated, or to the knowledge of AIM , threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Advantage Parties and the Ketch Parties pursuant to this provision;

(j) AIM shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Section 6.1 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of AIM;

(k) Immediately prior to the Effective Date, AIM agrees to complete the issuance of shares to its employees in accordance with the terms of the Advantage Management Internalization and to obtain an executed consent resolution with respect to the approval of the Arrangement and to have such employees execute an escrow agreement on the terms agreed to by Advantage in respect of Advantage Units received by them pursuant to the Arrangement;

(l) AIM will assist the Advantage Parties and the Ketch Parties in the preparation of the Advantage Information Circular and the Ketch Information Circular and provide to the Advantage Parties and the Ketch Parties, in a timely and expeditious manner, all information as may be reasonably requested by Advantage and Ketch with respect to AIM for inclusion in the Advantage Information Circular and the Ketch Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(m) AIM shall indemnify and save harmless the Advantage Parties and the Ketch Parties and the directors, officers and agents of the Advantage Parties and the Ketch Parties, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Advantage Parties or the Ketch Parties, or any director, officer or agent thereof, may be subject or which the Advantage Parties or the Ketch Parties, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in relation to AIM in the Advantage Information Circular or the Ketch Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

(ii) any misrepresentation or alleged misrepresentation in the material provided by AIM for inclusion in the Ketch Information Circular or the Advantage Information Circular.

(iii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in relation to AIM in the Advantage Information Circular or the Ketch Information Circular or information provided by AIM for inclusion in the Advantage Information Circular or the Ketch Information Circular; and

(iv) AIM not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement;

except that AIM shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the description of either the Advantage Management Agreement or the transactions contemplated by the Arrangement, or on the Advantage Information included in the Advantage Information Circular or the Ketch Information Circular or the negligence of the Advantage Parties or the Ketch Parties, respectively;

(n) AIM will make all necessary filings and applications under Applicable Law required to be made on the part of AIM in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Law;

(o) prior to the Effective Date, AIM will cooperate with the Advantage Parties and the Ketch Parties in making application to list the Advantage Units issuable pursuant to the Arrangement on the TSX and on the NYSE;

(p) AIM shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(q) AIM shall take all actions within its control necessary to cause Section 3.1 of the Advantage Shareholder Agreement to be amended to increase the number of directors permitted thereunder to allow for the addition of directors to the Advantage Board of Directors as contemplated by this Agreement.

ARTICLE 4
AMENDMENTS TO INCENTIVE PLANS

4.1 Amendments to Incentive Plans

Subject to receipt of all necessary approvals, Advantage and Ketch will work together to design and implement the Advantage RTU Plan or other long term incentive plans to be further described in the Advantage Information Circular, together with such additional incentive and retention plans or amendments to existing plans, all as may be agreed between Advantage and Ketch, acting reasonably.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 *Representations and Warranties of Advantage*

Each of Advantage and AOG hereby jointly and severally make the representations and warranties set forth in this Section 5.1 to and in favour of Ketch and KRL and acknowledge that each of Ketch and KRL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Advantage is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. AOG is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Advantage Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Advantage Parties. Copies of the constating documents of the Advantage Parties (including the Advantage Material Agreements) provided to KRL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. AOG has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as attorney of Advantage, as applicable, and each of Advantage and AOG has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Advantage and AOG of the Arrangement have been duly authorized by the Advantage Board of Directors and, subject to the requisite approval of the Advantage Unitholders, no other proceedings on the part of Advantage or AOG are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Advantage and AOG and constitutes a legal, valid and binding obligation of each of Advantage and AOG enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Advantage has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) No Violations. Except as disclosed to Ketch in writing prior to April 24, 2006, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Advantage and AOG nor the consummation of the Arrangement nor compliance by the Advantage Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with

notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Advantage Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Advantage Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Advantage Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an Advantage Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which an Advantage Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Advantage Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Advantage Parties taken as a whole, or significantly impede the ability of the Advantage Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Advantage Parties; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Advantage Unitholders, the shareholders of AIM, the shareholders of MFCorp, the Court, the Competition Bureau, the Minister of Industry and the TSX and NYSE, as applicable, (A) there is no legal impediment to the Advantage Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Advantage Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Advantage Parties, or significantly impede the ability of the Advantage Parties to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of AOG, threatened or for which there is a reasonable basis, affecting or that would affect the Advantage Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Advantage Parties which, if successful, would have a Material Adverse Effect on the Advantage Parties, or would significantly impede the ability of the Advantage Parties to consummate the Arrangement.

(f) Taxes, etc. Except as disclosed in writing to Ketch prior to April 24, 2006:

(i) All Tax Returns required to be filed by or on behalf of any Advantage Parties have been duly filed and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Advantage Parties with respect to items or periods covered by such Tax Returns;

(ii) Advantage has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and after December 31, 2005, Advantage has made available to Ketch true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed Tax Returns

received by any Advantage Party or on behalf of any Advantage Party relating to Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Advantage Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of Advantage or any of its Subsidiaries;

(v) none of Advantage or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Advantage and AOG, has such an event been asserted or threatened against Advantage or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Advantage Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Advantage or its Material Subsidiaries. No audit by tax authorities of Advantage or its Material Subsidiaries is in process or pending, to the knowledge of Advantage; and

(vi) Advantage has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Advantage and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Advantage or its Material Subsidiaries.

(g) Reporting Issuer Status. (i) Advantage is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Advantage Units, the Advantage 7.50% Debentures, the Advantage 7.75% Debentures, the Advantage 8.25% Debentures, the Advantage 9% Debentures and the Advantage 10% Debentures are listed and posted for trading on the TSX; and (ii) the Advantage Units are registered under Section 12 of the *United States Securities Exchange Act* of 1934, as amended, and Advantage is in material compliance with all applicable U.S. Securities Laws. The Advantage Units are listed and posted for trading on the TSX and NYSE.

(h) Capitalization. As of the date hereof, the authorized capital of Advantage consists of an unlimited number of Advantage Units and an unlimited number of Special Voting Units (as defined in the Advantage Trust Indenture). As of April 14, 2006 there were issued and outstanding approximately 59,468,119 Advantage Units and one Special Voting Unit. Other than (i) the Advantage Rights and 310,000 Advantage Units reserved for issuance under Advantage's Rights Incentive Plan, (ii) the Advantage Exchangeable Shares 1 and 100,000 Advantage Units which may be issued upon exercise of the Advantage Exchangeable Shares 1, and (iii) the Advantage Debentures and the Advantage Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the Advantage Debentures (the securities listed in subsections 5.1(h)(i) through 5.1(h)(iii) are collectively, the "**Advantage Securities Instruments**"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Advantage of any securities of Advantage (including Advantage Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Advantage (including Advantage Units). All outstanding Advantage Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Advantage Units issuable pursuant to the Advantage Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, except for the Advantage Exchangeable Shares 1, Advantage is the beneficial direct or indirect owner of all of the outstanding shares of the Advantage Parties (other than Advantage) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Advantage Credit Facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any

of the Advantage Parties (other than Advantage) of any securities of the Advantage Parties (other than Advantage) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Advantage Parties (other than Advantage). All outstanding securities of the Advantage Parties (other than Advantage) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Advantage Units, the Advantage Debentures or any other securities of Advantage has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Advantage and AOG, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of the Advantage Parties' affairs or businesses, as applicable, and AOG, except for those agreements disclosed in the Public Record, disclosed in writing to Ketch prior to April 24, 2006 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Advantage Party that is a party thereto is not in material default under any such agreements.

(l) Filings. Advantage has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. AOG will deliver to KRL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Advantage with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Ketch Parties, as to which Advantage and AOG make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(m) No Material Adverse Change. Since December 31, 2005, other than as disclosed in the Public Record, (i) the Advantage Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Advantage, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Advantage Parties taken as a whole.

(n) Books and Records. The records and minute books of the Advantage Parties have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(o) Reports. As of their respective dates, (i) the Advantage Financial Statements, (ii) Advantage's Annual Information Form dated March 7, 2006 (including all documents incorporated by reference therein), (iii) Advantage's information circular and proxy statement dated March 1, 2006, (iv) all Advantage press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Advantage in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Law. The Advantage Financial Statements and other financial statements of Advantage included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Advantage's independent auditors or

(y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Advantage on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Advantage on a consolidated basis. There has been no material change in Advantage accounting policies, except as described in the notes to the Advantage Financial Statements, since January 1, 2005.

(p) Absence of Undisclosed Liabilities. The Advantage Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Advantage Financial Statements (the "**Advantage Balance Sheets**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Advantage Balance Sheets under GAAP;

(iii) those incurred in the ordinary course of business since the dates of the Advantage Balance Sheets and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Except as disclosed in writing to Ketch prior to April 24, 2006 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Advantage Party, nor has any Advantage Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Advantage. All operations of the Advantage Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Advantage Parties, taken as a whole. The Advantage Parties are not subject to nor are Advantage or AOG aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Advantage Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would have a Material Adverse Effect on the Advantage Parties.

(r) Title. Although they do not warrant title, except as disclosed in writing to Ketch prior to April 24, 2006, neither Advantage nor AOG has any knowledge or is aware of any defects, failures or impairments in the title of the Advantage Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Advantage Parties; or (iii) the current consolidated cash flow of the Advantage Parties.

(s) Licences. Except as disclosed in the Public Record, each of the Advantage Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and

other authorizations the absence of which would not have a Material Adverse Effect on the Advantage Parties.

(t) Compliance with Laws. Each of the Advantage Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Advantage Parties or on the ability of the Advantage Parties to consummate the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed in writing to Ketch prior to April 24, 2006, none of the Advantage Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Fairness Opinion. The Advantage Board of Directors has received an opinion as of April 24, 2006 from RBC Dominion Securities Inc. that the consideration: (i) to be provided by Advantage to the Ketch Unitholders in connection with the Arrangement is fair, from a financial point of view, to Advantage; and (ii) payable by Advantage pursuant to the Advantage Management Internalization is fair, from a financial point of view, to Advantage.

(w) Employee Benefit Plans. Advantage has made available to Ketch true, complete and correct copies of each employee benefits plan (the "**Advantage Plans**") covering active, former or retired employees of the Advantage Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Advantage Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Advantage Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Advantage and AOG, there are no pending or anticipated material claims against or otherwise involving any of the Advantage Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Advantage Plan activities) has been brought against or with respect to any Advantage Plan; (v) all material contributions, reserves or premium payments required to be made to the Advantage Plans have been made or provided for; and (vi) no Advantage Party has any material obligations for retiree health and life benefits under any Advantage Plan.

(x) Insurance. Policies of insurance are in force as of the date hereof naming an Advantage Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Advantage Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y) Indebtedness To and By Officers, Directors and Others. None of the Advantage Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Advantage Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Advantage Parties.

(z) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Advantage Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Advantage Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Advantage Party from engaging in this business or from competing with any Person or in any geographic area.

(aa) Guarantees and Indemnification. Other than as disclosed in writing to Ketch prior to April 24, 2006, no Advantage Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting agreements, indentures and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Advantage Party.

(bb) Information to Independent Engineer. Advantage and AOG have no reason to believe that the report prepared by Sproule dated February 21, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves of AOG as of December 31, 2005 (the "**Advantage Report**") and if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Advantage Information Circular, whether in addition to or as a replacement for the Advantage Report, was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Advantage and AOG have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Advantage has provided to Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Advantage Parties, in each case as at the effective dates of such report, and, in particular, all material information respecting the Advantage Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc) No Insider Rights. No director, officer, insider or other party not at arm's length to any Advantage Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Advantage Party.

(dd) Disclosure. The data and information in respect of the Advantage Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Advantage to or on behalf of Ketch was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee) Debt. As at December 31, 2005, Advantage's consolidated indebtedness did not exceed $399 million including the Advantage Debentures.

(ff) Production. For the month of January 2006, the Advantage Parties' production was not less than 18,000 boe/d.

(gg) No Defaults under Leases and Agreements. Except as disclosed in writing to Ketch prior to April 24, 2006:

(i) no Advantage Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Advantage Parties' oil and gas assets to which an Advantage Party is a party or by or to which an Advantage Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Advantage Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(hh) No Encumbrances. None of the Advantage Parties has encumbered or alienated its interest in the Advantage Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Advantage Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Ketch prior to April 24, 2006.

(ii) No Reduction of Interests. Except as disclosed in writing to Ketch prior to April 24, 2006, none of the Advantage Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under an Advantage Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(jj) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Advantage Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(kk) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Advantage Parties holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any Governmental Entity and none of the Advantage Parties has any knowledge of any impending change in production allowables imposed by any Applicable Law or any Governmental Entity that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Advantage Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(ll) Operation and Condition of Wells. All wells in which any of the Advantage Parties holds an interest:

(i) for which any of the Advantage Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii) for which none of the Advantage Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(mm) Operation and Condition of Tangibles. The Advantage Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Advantage Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which an Advantage Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Advantage Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Advantage Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(nn) Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Advantage Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Advantage Financial Statements in excess of $2 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budget disclosed in writing to Ketch.

(oo) Brokers and Finders. The Advantage Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Ketch), except for those advisors which have been retained by Advantage as financial, mergers and acquisitions, and strategic advisors as set forth in the Advantage Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Advantage Parties to such advisors is set forth in the Advantage Disclosure Letter, a copy of which has been provided to Ketch. After the payment of such financial obligations to Advantage's advisors, the Advantage Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(pp) Employment and Officer Obligations. Other than the Advantage Management Agreement, AOG's existing employee health and benefit plans, employee savings plans, pension obligations and as disclosed in writing to Ketch prior to April 24, 2006, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Advantage Parties.

(qq) Confidentiality Agreements. All agreements entered into by Advantage with persons other than Ketch regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Advantage or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Advantage has not waived the standstill or other provisions of any of such agreements.

(rr) Outstanding Acquisitions. The Advantage Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ss) Mutual Fund Trust. Advantage is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(tt) Place of Principal Offices. The principal offices of the Advantage Parties are not located within the United States.

(uu) Location of Assets and U.S. Sales. The assets and property of the Advantage Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Advantage's most recent completed fiscal year.

(vv) Foreign Private Issuer. Advantage is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ww) Investment Company. Advantage is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(xx) Board Approval. The members of the Advantage Board of Directors entitled to vote have unanimously endorsed the Arrangement and approved this Agreement, have unanimously determined that the Arrangement and this Agreement are in the best interests of Advantage and the Advantage Unitholders, and have, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Advantage and have resolved to unanimously recommend approval of the Arrangement by Advantage Unitholders.

(yy) Advantage Disclosure Letter. The matters disclosed to Ketch in the Advantage Disclosure Letter remain true and correct as of the date hereof.

(zz) Disclosure. To the knowledge of Advantage, Advantage has not withheld from Ketch any material information or documents concerning Advantage or any of its Subsidiaries or their respective assets or liabilities during the course of Ketch's review of Advantage and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Ketch by Advantage pursuant hereto (including without limitation, any matter disclosed by Advantage in the Advantage Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.2 Representations and Warranties of Ketch

Each of Ketch and KRL hereby jointly and severally make the representations and warranties set forth in this Section 5.2 to and in favour of Advantage and AOG and acknowledge that each of Advantage and AOG is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Ketch is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. KRL is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Ketch Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Ketch Parties. Copies of the constating documents of the Ketch Parties (including the Ketch Material Agreements) provided to AOG, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. KRL has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Ketch, as applicable, and each of Ketch and KRL has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Ketch and KRL of the Arrangement have been duly authorized by the Ketch Board of Directors and, subject to the requisite approval of the Ketch Unitholders, no other proceedings on the part of Ketch or KRL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Ketch and KRL and constitutes a legal, valid and binding obligation of each of Ketch and KRL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Ketch has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) No Violations. Except as disclosed to Advantage in writing prior to April 24, 2006, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Ketch and KRL nor the consummation of the Arrangement nor compliance by the Ketch Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Ketch Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Ketch Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Ketch Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Ketch Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Ketch Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Ketch Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Ketch Parties taken as a whole, or significantly impede the ability of the Ketch Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Ketch Parties; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Ketch

Unitholders, the Court, the Competition Bureau and the Minister of Industry, (A) there is no legal impediment to the Ketch Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Ketch Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Ketch Parties, or significantly impede the ability of the Ketch Parties to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of KRL, threatened or for which there is a reasonable basis, affecting or that would affect the Ketch Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Ketch Parties which, if successful, would have a Material Adverse Effect on the Ketch Parties, or would significantly impede the ability of the Ketch Parties to consummate the Arrangement.

(f) Taxes, etc. Except as disclosed in writing to Advantage prior to April 24, 2006:

(i) All Tax Returns required to be filed by or on behalf of any Ketch Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Ketch Parties with respect to items or periods covered by such Tax Returns;

(ii) Ketch has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and after December 31, 2005, Ketch has made available to Advantage true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed Tax Returns received by any Ketch Party or on behalf of any Ketch Party relating to Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Ketch Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of Ketch or any of its Subsidiaries;

(v) none of Ketch or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Ketch and KRL, has such an event been asserted or threatened against Ketch or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Ketch Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Ketch or its Material Subsidiaries. No audit by tax authorities of Ketch or its Material Subsidiaries is in process or pending, to the knowledge of Ketch; and

(vi) Ketch has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Ketch and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Ketch or its Material Subsidiaries.

(g) Reporting Issuer Status. Ketch is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Ketch Units and the Ketch 6.50% Debentures are listed and posted for trading on the TSX.

(h) Capitalization. As of the date hereof, the authorized capital of Ketch consists of an unlimited number of Ketch Units and an unlimited number of Special Voting Rights (as defined in the Ketch Trust Indenture). As of April 3, 2006, there were issued and outstanding 56,311,480 Ketch Units. Other than (i) the 524,377 Ketch Units issuable pursuant to the Ketch RTU's under the Ketch RTU Plan, (ii) the 315,445 Ketch Units reserved for issuance pursuant to Ketch Warrants, (iii) not more than an aggregate of 850,000 Ketch Units issuable pursuant to the Ketch DRIP prior to June 16, 2006; (iv) the Ketch 6.50% Debentures and the Ketch Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the Ketch 6.50% Debentures; and (v) not more than 5,000 Ketch Units to be reserved for issuance in respect of Ketch RTU's to be issued to employees of KRL to be hired after the date hereof (the securities listed in subsection 5.2(h)(i) through 5.2(h)(v) are collectively, the "**Ketch Securities Instruments**"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Ketch of any securities of Ketch (including Ketch Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Ketch (including Ketch Units). All outstanding Ketch Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Ketch Units issuable pursuant to the Ketch Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, Ketch is the beneficial direct or indirect owner of all of the outstanding shares of the Ketch Parties (other than Ketch) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Ketch Credit Facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Ketch Parties (other than Ketch) of any securities of the Ketch Parties (other than Ketch) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Ketch Parties (other than Ketch). All outstanding securities of the Ketch Parties (other than Ketch) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Ketch Units, the Ketch 6.50% Debentures or any other securities of Ketch has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Ketch and KRL, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of the Ketch Parties' affairs or businesses, as applicable, and KRL, except for those agreements disclosed in the Public Record, disclosed in writing to Advantage prior to April 24 2006 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Ketch Party that is a party thereto is not in material default under any such agreements.

(l) Filings. Ketch has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. KRL will deliver to AOG, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Ketch with any Governmental Entity subsequent to the date hereof. As of their respective

dates, such reports and statements (excluding any information therein provided by the Advantage Parties, as to which Ketch and KRL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(m) No Material Adverse Change. Since December 31, 2005, other than as disclosed in the Public Record, (i) the Ketch Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Ketch, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Ketch Parties taken as a whole.

(n) Books and Records. The records and minute books of the Ketch Parties have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(o) Reports. As of their respective dates, (i) the Ketch Financial Statements, (ii) Ketch's Annual Information Form dated March 27, 2006 (including all documents incorporated by reference therein), (iii) Ketch's information circular and proxy statement dated March 27, 2006, (iv) all Ketch press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Ketch in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Ketch Financial Statements and other financial statements of Ketch included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Ketch's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Ketch on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Ketch on a consolidated basis. There has been no material change in Ketch accounting policies, except as described in the notes to the Ketch Financial Statements, since January 1, 2005.

(p) Absence of Undisclosed Liabilities. The Ketch Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Ketch Financial Statements (the "**Ketch Balance Sheets**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Ketch Balance Sheets under GAAP;

(iii) those incurred in the ordinary course of business since the dates of the Ketch Balance Sheets and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Except as disclosed in writing to Advantage prior to April 24 2006 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Ketch Party, nor has any Ketch Party been subject to any stop orders, control orders,

clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Ketch. All operations of the Ketch Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Ketch Parties, taken as a whole. The Ketch Parties are not subject to nor are Ketch or KRL aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Ketch Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would have a Material Adverse Effect on the Ketch Parties.

(r) Title. Although they do not warrant title, except as disclosed in writing to Advantage prior to April 24 2006, neither Ketch nor KRL has any knowledge or is aware of any defects, failures or impairments in the title of the Ketch Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Ketch Parties; or (iii) the current consolidated cash flow of the Ketch Parties.

(s) Licences. Except as disclosed in the Public Record, each of the Ketch Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Ketch Parties.

(t) Compliance with Laws. Each of the Ketch Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Ketch Parties or on the ability of the Ketch Parties to consummate the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed in writing to Advantage prior to April 24 2006 none of the Ketch Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Fairness Opinion. The Ketch Board of Directors has received written opinions as of April 24, 2006 from BMO Nesbitt Burns Inc. and Tristone Capital Inc. that the consideration to be received by Ketch Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Ketch Unitholders.

(w) *Investment Canada Act*. Ketch is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(x) Employee Benefit Plans. Ketch has made available to Advantage true, complete and correct copies of each employee benefits plan (the "**Ketch Plans**") covering active, former or retired employees of the

Ketch Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Ketch Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Ketch Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Ketch and KRL, there are no pending or anticipated material claims against or otherwise involving any of the Ketch Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Ketch Plan activities) has been brought against or with respect to any Ketch Plan; (v) all material contributions, reserves or premium payments required to be made to the Ketch Plans have been made or provided for; and (vi) no Ketch Party has any material obligations for retiree health and life benefits under any Ketch Plan.

(y) Insurance. Policies of insurance are in force as of the date hereof naming a Ketch Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Ketch Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z) Indebtedness To and By Officers, Directors and Others. None of the Ketch Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Ketch Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Ketch Parties.

(aa) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Ketch Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Ketch Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Ketch Party from engaging in this business or from competing with any Person or in any geographic area.

(bb) Guarantees and Indemnification. Other than as disclosed in writing to Advantage prior to April 24, 2006, no Ketch Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting agreements and indentures and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Ketch Party.

(cc) Information to Independent Engineer. Ketch and KRL have no reason to believe that the report prepared by GLJ dated February 23, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Ketch as of December 31, 2005 (the "**Ketch Report**") and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Ketch Information Circular, whether in addition to or as a replacement for the Ketch Report, was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Ketch and KRL have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Ketch has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Ketch Parties, in each case as at the

effective date of such reports, and, in particular, all material information respecting the Ketch Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd) No Insider Rights. No director, officer, insider or other party not at arm's length to any Ketch Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Ketch Party.

(ee) Disclosure. The data and information in respect of the Ketch Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Ketch to or on behalf of Advantage was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff) Debt. As at December 31, 2005, Ketch's consolidated indebtedness did not exceed $216 million including the Ketch 6.50% Debentures but excluding hedging obligations.

(gg) Production. For the month of January 2006, the Ketch Parties' production was not less than 12,500 boe/d.

(hh) No Defaults under Leases and Agreements. Except as disclosed in writing to Advantage prior to April 24, 2006:

(i) no Ketch Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Ketch Parties' oil and gas assets to which a Ketch Party is a party or by or to which a Ketch Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Ketch Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii) No Encumbrances. None of the Ketch Parties has encumbered or alienated its interest in the Ketch Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Ketch Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Advantage prior to April 24, 2006.

(jj) No Reduction of Interests. Except as disclosed in writing to Advantage prior to April 24, 2006, none of the Ketch Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Ketch Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(kk) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Ketch Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(ll) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Ketch Parties holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any Governmental Entity and none of the Ketch Parties has any knowledge of any impending change in production allowables imposed by any Applicable Law or any Governmental Entity that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Ketch Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(mm) Operation and Condition of Wells. All wells in which any of the Ketch Parties holds an interest:

(i) for which any of the Ketch Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii) for which none of the Ketch Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(nn) Operation and Condition of Tangibles. The Ketch Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Ketch Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a Ketch Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Ketch Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Ketch Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(oo) Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Ketch Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Ketch Financial Statements in excess of $2 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budgets disclosed in writing to Advantage.

(pp) Brokers and Finders. The Ketch Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Advantage), except for those advisors which have been retained by Ketch as financial, mergers and acquisitions, and strategic advisors as set forth in the Ketch Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Ketch Parties to such advisors is set forth in the Ketch Disclosure Letter, a copy of which has been provided to Advantage. After the payment of such financial obligations to Ketch's advisors, the Ketch Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(qq) Employment and Officer Obligations. Other than the Ketch Employment Agreements, KRL's existing health plan, pension obligations and as disclosed in writing to Advantage prior to April 24, 2006, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Ketch Parties. The obligations of Ketch Parties under the Ketch Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Ketch incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Ketch Disclosure Letter.

(rr) Confidentiality Agreements. All agreements entered into by Ketch with persons other than Advantage regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Ketch or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Advantage has not waived the standstill or other provisions of any of such agreements.

(ss) Outstanding Acquisitions. The Ketch Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(tt) Mutual Fund Trust. Ketch is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(uu) Place of Principal Offices. The principal offices of the Ketch Parties are not located within the United States.

(vv) Location of Assets and U.S. Sales. The assets and property of the Ketch Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Ketch's most recent completed fiscal year.

(ww) Foreign Private Issuer. Ketch is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(xx) Investment Company. Ketch is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(yy) Board Approval. The members of the Ketch Board of Directors entitled to vote have unanimously endorsed the Arrangement and approved this Agreement, have unanimously determined that the Arrangement and this Agreement are in the best interests of Ketch and the Ketch Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Ketch Unitholders and has resolved to unanimously recommend approval of the Arrangement by Ketch Unitholders.

(zz) Ketch Disclosure Letter. The matters disclosed to Advantage in the Ketch Disclosure Letter remain true and correct as of the date hereof.

(aaa) Disclosure. To the knowledge of Ketch, Ketch has not withheld from Advantage any material information or documents concerning Ketch or any of its Subsidiaries or their respective assets or liabilities during the course of Advantage's review of Ketch and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Advantage by Ketch pursuant hereto (including without limitation, any matter disclosed by Ketch in the Ketch Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.3 Representations and Warranties of AIM

AIM hereby make the representations and warranties set forth in this Section 5.3 to and in favour of the Advantage Parties and the Ketch Parties and acknowledges that each of the Advantage Parties and the Ketch Parties is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. AIM is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. AIM is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on AIM. Copies of the constating documents of AIM provided to the Advantage Parties and Ketch Parties, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded and will not be amended or superseded, except to accomplish the split of AIM Shares and the AIM Share issuances contemplated by Section 5.3(h) hereof and the Plan of Arrangement.

(b) Authority Relative to this Agreement. AIM has the requisite corporate power and authority to execute this Agreement and has the requisite corporate power and authority to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Arrangement have been duly authorized by the board of directors and shareholders of AIM, no other proceedings on the part of AIM or its shareholders are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by AIM and constitutes a legal, valid and binding obligation of AIM enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. AIM has no Subsidiaries.

(d) No Violations. Except as disclosed to the Advantage Parties and the Ketch Parties in writing prior to April 24, 2006, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by AIM nor the consummation of the Arrangement nor compliance by AIM with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of AIM or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the any material agreements or the articles, by-laws, shareholder agreements or other constating document of AIM, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which AIM is a party or to which it or its properties or assets, may be subject or by which AIM is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to AIM or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on AIM, or significantly impede the ability of AIM to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on AIM; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, (A) there is no legal impediment to AIM's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of AIM in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on AIM, or significantly impede the ability of AIM to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of AIM, threatened or for which there is a reasonable basis, affecting or that would affect AIM or affecting or that would affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of AIM which, if successful, would have a Material Adverse Effect on AIM, or would significantly impede the ability of AIM to consummate the Arrangement.

(f) Taxes, etc. Except as disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006:

(i) All Tax Returns required to be filed by or on behalf of AIM have been duly filed and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by AIM with respect to items or periods covered by such Tax Returns;

(ii) AIM has paid or provided adequate accruals in its audited financial statements for the year ended July 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and after July 31, 2005, AIM has made available to the Advantage Parties and the Ketch Parties true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by AIM or on behalf of AIM relating to the

Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for AIM;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of AIM;

(v) AIM is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of AIM, has such an event been asserted or threatened against AIM or any of its assets that would have a Material Adverse Effect on AIM. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of AIM. No audit by tax authorities of AIM is in process or pending, to the knowledge of AIM; and

(vi) AIM has provided adequate accruals in the AIM Financial Statements in accordance with GAAP (or such amounts are fully funded) for all pension or other employee benefit obligations of AIM arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on AIM.

(g) Reporting Issuer Status. AIM is not a reporting issuer in any province of Canada.

(h) Capitalization. As of the date hereof, the authorized capital of AIM consists of an unlimited number of AIM Shares. As of March 31, 2006, there were issued and outstanding 1,000 AIM Shares. Except as contemplated herein and by the Arrangement (including the splitting of its outstanding AIM Shares on a ten thousand (10,000) for one (1) basis and the proposed issuance of an additional 6,666,667 post split AIM Shares to the employees of AOG hired by AIM on or before the Effective Date), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AIM of any securities of AIM (including AIM Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of AIM (including AIM Shares). All outstanding AIM Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(i) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, AIM Shares or any other securities of AIM has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of AIM, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(j) Material Agreements. There are no agreements material to the conduct of AIM's affairs or businesses, as applicable, except for those agreements disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006, and all such material agreements are valid and subsisting and AIM is not in material default under any such agreements.

(k) Filings. AIM has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. AIM will deliver to the Advantage Parties and the Ketch Parties, as soon as they become available, true and complete copies of any material reports or statements required to be filed by AIM with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(l) No Material Adverse Change. Since July 31, 2005, other than as disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006, (i) AIM has conducted its business only in the

ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to AIM has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of AIM.

(m) Books and Records. The records and minute books of AIM have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(n) Reports. As of their respective dates, the AIM Financial Statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The AIM Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of AIM's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of AIM on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of AIM. There has been no material change in AIM accounting policies, except as described in the notes to the AIM Financial Statements, since January 1, 2005.

(o) Absence of Undisclosed Liabilities. AIM has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the AIM Financial Statements (the "**AIM Balance Sheets**");

(ii) those incurred in the ordinary course of business and not required to be set forth in AIM Balance Sheets under GAAP;

(iii) those incurred in the ordinary course of business since the dates of the AIM Balance Sheets and consistent with past practice;

(iv) those incurred in connection with the execution of this Agreement or permitted by this Agreement; and

(v) those disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006.

(p) Licences. Except as disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006, AIM has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on AIM.

(q) Compliance with Laws. AIM has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of AIM or on the ability of AIM to consummate the Arrangement.

(r) Long Term and Derivative Transactions. AIM has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options,

bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(s) *Investment Canada Act*. AIM is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(t) Employee Benefit Plans. Other than those that may be assumed from AOG on acquiring the employees of AOG, AIM has no employee benefits plan (the "**AIM Plans**") covering active, former or retired employees of AIM, any related trust agreement, annuity or insurance contract or other funding vehicle.

(u) Business of AIM. Since its incorporation, the business of AIM has consisted solely of providing services to Advantage and AOG under the Advantage Management Agreement. AIM has conducted its business in accordance and compliance with the provisions of the Advantage Management Agreement including, without limitation, the duties and standard of care described in Sections 4.4 and 4.1 of the Advantage Management Agreement, respectively.

(v) Assets and Material Contracts. Other than the assets to be distributed to the AIM Shareholders pursuant to the AIM Distribution, the only material asset of AIM is the Advantage Management Agreement and other than the Advantage Management Agreement there are no material agreements to which AIM is a party.

(w) Change of Control Obligations. Except as provided for in the Advantage Management Agreement there are not currently, and will not be as at the Effective Time, any change of control obligations or termination payments for which AIM will be responsible triggered in connection with the transactions contemplated by this Agreement.

(x) Indebtedness To and By Officers, Directors and Others. AIM is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to AIM, nor is there any indebtedness owing by any such parties to AIM.

(y) No Limitation. Other than as contained in the Advantage Management Agreement, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which AIM is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of AIM in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of AIM from engaging in this business or from competing with any Person or in any geographic area.

(z) Guarantees and Indemnification. AIM is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting agreements and indentures and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of AIM.

(aa) Disclosure. The data and information in respect of AIM and its assets, liabilities, businesses, affairs and operations provided by or on behalf of AIM to or on behalf of the Advantage Parties and the Ketch Parties was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(bb) Debt and Working Capital. As at the Effective Date, AIM's indebtedness will not exceed $5,000.

(cc) No Encumbrances. AIM has not encumbered or alienated its assets or agreed to do so and such assets are free and clear of all encumbrances.

(dd) Brokers and Finders. AIM has not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

(ee) Employment and Officer Obligations. Other than the Advantage Management Agreement or agreements to be entered into between AIM and its new employees as described in Section 5.3(h) hereof, AIM has no employment or consulting services agreements, termination, severance and retention plans or policies in place which would give rise to severance, termination or bonus payments or any other payments on completion of the Arrangement.

(ff) Outstanding Acquisitions. AIM has no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(gg) Place of Principal Offices. The principal offices of AIM are not located within the United States.

(hh) Location of Assets and U.S. Sales. The assets and property of the AIM are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during AIM's most recent completed fiscal year.

(ii) Foreign Private Issuer. AIM is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(jj) Investment Company. AIM is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(kk) Board Approval. The members of the AIM Board of Directors have unanimously endorsed the Arrangement and approved this Agreement, have unanimously determined that the Arrangement and this Agreement are in the best interests of AIM and the AIM Shareholders.

(ll) Escrow Agreement. All of AIM's shareholders as at the date hereof have executed an escrow agreement in respect of Advantage Trust Units to be received pursuant to the Arrangement to become effective on the Effective Date.

(mm) Support Agreements. All of AIM's shareholders as at the date hereof have entered into support agreements with respect to the Arrangement and Advantage and Ketch have been provided with copies of all such agreements.

(nn) Disclosure. To the knowledge of AIM, AIM has not withheld from the Advantage Parties and the Ketch Parties any material information or documents concerning AIM or its assets or liabilities during the course of the Advantage Parties' and Ketch Parties' review of AIM and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to the Advantage Parties and the Ketch Parties by AIM pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.4 Representations and Warranties of MFCorp

MFCorp hereby makes the representations and warranties set forth in this Section 5.4 to and in favour of the Advantage Parties, the Ketch Parties and AIM and acknowledges that each of such Parties is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. MFCorp is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation. MFCorp is duly registered to conduct its affairs or do business in the Province of Alberta. Copies of the constating documents of MFCorp provided to the other Parties hereto, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. MFCorp has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by MFCorp of the Arrangement have been duly authorized by the MFCorp Board of Directors and the shareholders of MFCorp and no other proceedings on the part of MFCorp or its shareholders are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by MFCorp and constitutes a legal, valid and binding obligation of MFCorp enforceable against in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. MFCorp has no Subsidiaries.

(d) Restrictions on Business. Prior to the Effective Time MFCorp shall not (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Ketch and Advantage; or (iii) engage in activities except those described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(6) of the ITA.

(e) Capitalization. As at the date hereof, the authorized capital of MFCorp consists of an unlimited number of common shares, of which one common share is issued and outstanding.

(f) Operations and Assets. MFCorp has no material assets or liabilities and is not a party to any contracts or agreements, except for this Agreement.

5.5 Privacy Issues.

(a) For the purposes of this Section 5.5, the following definitions shall apply:

(i) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of

or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to a Party by another Party in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 6
CONDITIONS PRECEDENT

6.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to May 30, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Advantage and Ketch, acting reasonably, and such order shall not have been set

aside or modified in a manner unacceptable to Advantage and Ketch, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of Ketch Units, on or prior to July 17, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(c) the Arrangement Resolution shall have been passed by the holders of Advantage Units, on or prior to July 17, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(d) in the event that dissent rights are given to Ketch Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Ketch Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) in the event that dissent rights are given to Advantage Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Advantage Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to July 17, 2006, the Final Order shall have been granted in form and substance satisfactory to Advantage and Ketch, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(h) the Arrangement shall have become effective on or prior to July 17, 2006;

(i) the Advantage RTU Plan or other similar long term incentive plan agreed to by Advantage and Ketch, acting reasonably, shall have been approved by the required percentage of Advantage Unitholders and the Advantage Units issuable under the Advantage RTU Plan have been conditionally approved for listing on the TSX and NYSE on or prior to the Effective Date;

(j) AOG shall enter into written agreements effective as of the Effective Date satisfactory to each of Advantage and Ketch, acting reasonably, pursuant to which AOG shall agree that, for a period of six years after the Effective Date, AOG shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Ketch (provided that AOG may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all former directors and officers of KRL with respect to claims arising from facts or events which occurred before the Effective Date or KRL shall have arranged for such insurance utilizing AON as the broker on terms satisfactory to AOG, acting reasonably;

(k) Competition Act Approval shall have been obtained;

(l) in addition to the approval required by Section 6.1(k), all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Advantage and Ketch, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX and the NYSE of the Advantage Units to be issued pursuant to the Arrangement, all applicable requirements under Section 3(a)(10) of the *U.S. Securities Act of 1933*, as amended, have been satisfied with respect to the issuance of Advantage Units and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(m) if required, the Arrangement, and the consummation thereof, shall have been approved by Advantage's lenders on a basis acceptable to Advantage and Ketch, each acting reasonably;

(n) if required, the Arrangement, and the consummation thereof, shall have been approved by Ketch's lenders on a basis acceptable to Advantage and Ketch, each acting reasonably;

(o) Advantage and Ketch shall have executed such instruments, and the Ketch 6.50% Debenture Trustee shall have received such opinions, as contemplated and required by Article 11 of the Ketch 6.50% Debenture Indenture, in order to provide for the assumption as of the Effective Date by Advantage of all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the Ketch 6.50% Debentures such that, as of the Effective Date, the Ketch 6.50% Debentures become valid and binding obligations of Advantage entitling the holders thereof, as against Advantage, to all the rights of holders of Ketch 6.50% Debentures under the Ketch 6.50% Debenture Indenture;

(p) there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(q) As of the Effective Date:

(i) the following individuals shall be added to the Advantage Board of Directors:

Grant Fagerheim
John Howard
Andy Mah

and

(ii) the following individuals shall be appointed as the officers of AOG:

Kelly Drader – Chief Executive Officer
Andy Mah – President and Chief Operating Officer
Peter A. Hanrahan – Vice President, Finance and Chief Financial Officer
Patrick Cairns – Senior Vice President, Acquisitions
Gary Bourgeois, Vice-President, Corporate Development
Rick Mazurkewich – Vice President, Production
Neil Bokenfohr – Vice President, Exploitation
Weldon Kary – Vice President, Geology & Geophysics
Jay P. Reid – Corporate Secretary

(r) Advantage and AOG shall have received resignations and releases, in form satisfactory to Advantage and Ketch, each acting reasonably, from the directors of Ketch and from the Advantage departing officers, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements;

(s) Investment Canada Act Approval, if required, shall have been obtained;

(t) except as affected by the transactions contemplated by this Agreement, the representations and warranties of AIM contained in Section 5.3 shall be true in all material respects as at the Effective Date,

or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and AIM shall have complied in all material respects with its covenants in this Agreement and Advantage and Ketch shall have received a certificate to that effect dated the Effective Date from the President of AIM, acting solely on behalf of AIM, and not in his personal capacity, to the best of his information and belief, having made reasonable inquiry, and Advantage and Ketch will have no knowledge to the contrary;

(u) except as affected by the transactions contemplated by this Agreement, the representations and warranties of MFCorp contained in Section 5.4 shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and MFCorp shall have complied in all material respects with its covenants in this Agreement;

(v) each of the acts and undertakings of AIM to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by AIM;

(w) each of the acts and undertakings of MFCorp to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by MFCorp; and

(x) the parties hereto, acting reasonably, are satisfied that ninety-five percent or more of the fair market value of the issued shares of the capital stock of MFCorp will include shares having conditions requiring MFCorp to accept, at the demand of the holder and at prices determined and payable in accordance with the conditions, the surrender of the shares that are fully paid.

The foregoing conditions are for the mutual benefit of Ketch and Advantage and may be asserted by Ketch and Advantage regardless of the circumstances and may be waived by Ketch and Advantage (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ketch or Advantage may have.

6.2 Additional Conditions to Obligations of Advantage

The obligation of Advantage to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Advantage has responded promptly to any requests for information with respect to Advantage required to be included in the Ketch Information Circular, Ketch shall have mailed the Ketch Information Circular and other documentation required in connection with the Ketch Meeting on or before May 30, 2006;

(b) each of the acts and undertakings of Ketch to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Ketch;

(c) Ketch shall have furnished Advantage with:

(i) certified copies of the resolutions duly passed by the Ketch Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Ketch Unitholders, duly passed at the Ketch Meeting, approving the Arrangement Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Ketch and KRL contained in Section 5.2 shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and

each of Ketch and KRL shall have complied in all material respects with its covenants in this Agreement and Advantage shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of KRL acting solely on behalf of KRL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Advantage will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Ketch shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after April 24, 2006, or prior to April 24, 2006 which has not been publicly disclosed or disclosed to Advantage in writing prior to April 24, 2006, (or any condition, event or development involving a prospective change) that would constitute a Material Adverse Change for Ketch except a change directly resulting from an action taken by Ketch permitted by this Agreement or to which Advantage has consented in writing;

(g) all Ketch RTU's and Ketch Warrants shall have been exercised or terminated and the Ketch DRIP shall have been terminated on or prior to the Effective Date.

The conditions in this Section 6.2 are for the exclusive benefit of Advantage and may be asserted by Advantage regardless of the circumstances or may be waived by Advantage in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Advantage may have.

6.3 Additional Conditions to Obligations of Ketch

The obligation of Ketch to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Ketch has responded promptly to any request for information with respect to Ketch required to be included in the Advantage Information Circular, Advantage shall have mailed the Advantage Information Circular and other documentation required in connection with the Advantage Meeting on or before May 30, 2006;

(b) each of the acts and undertakings of Advantage to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Advantage;

(c) Advantage shall have furnished Ketch with:

  (i) certified copies of the resolutions duly passed by the Advantage Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

  (ii) certified copies of the resolutions of Advantage Unitholders, duly passed at the Advantage Meeting, approving the Arrangement Resolution and the Advantage RTU Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Advantage and AOG contained in Section 5.1 shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Advantage and AOG shall have complied in all material respects with its covenants in this Agreement and Ketch shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of AOG acting solely on behalf of AOG and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Ketch will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Advantage shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after April 24, 2006, or prior to April 24, 2006 which had not been publicly disclosed or disclosed to Ketch in writing prior to April 24, 2006, (or any condition, event or development involving a prospective change) that would constitute a Material Adverse Change for Advantage except a change directly resulting from an action taken by Advantage permitted by this Agreement to which Ketch has consented in writing; and

(g) the listing of the Advantage Units issuable to Ketch Unitholders pursuant to the Arrangement and the Advantage RTU Plan shall have been conditionally approved for listing on the TSX and NYSE.

The conditions in this Section 6.3 are for the exclusive benefit of Ketch and may be asserted by Ketch regardless of the circumstances or may be waived by Ketch in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ketch may have.

6.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Advantage and Ketch shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may terminate this Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

6.5 Satisfaction of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 7
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1 Advantage Damages

If at any time after the execution of this Agreement and prior to its termination:

(a) the Ketch Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(p) or 5.2(yy) in a manner adverse to Advantage or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Ketch Unitholders or to Ketch and the Ketch Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed in accordance with its terms within nine months of the date of this Agreement;

(c) Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Ketch wilfully breaches any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Ketch or materially impedes the completion of the Arrangement, and Ketch fails to cure such breach within five business days after receipt of written notice thereof from Advantage (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 17, 2006),

(each of the above being a "**Advantage Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 9.1, Ketch shall pay to Advantage $20 million (the "**Advantage Termination Fee**") as liquidated damages in immediately available funds to an account designated by Advantage within one business day after the first to occur of the events described above. Following an Advantage Damages Event but prior to payment of the applicable Advantage Termination Fee, Ketch shall be deemed to hold such applicable Advantage Termination Fee in trust for Advantage. Ketch shall only be obligated to pay one Advantage Termination Fee pursuant to this Section 7.1.

7.2 Ketch Damages

If at any time after the execution of this Agreement and prior to its termination:

(a) the Advantage Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.1(n) or 5.1(xx) in a manner adverse to Ketch or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Advantage Unitholders or to Advantage and the Advantage Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed in accordance with its terms within nine months of the date of this Agreement;

(c) Advantage accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Advantage wilfully breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Advantage or materially impedes the completion of the Arrangement, and Advantage fails to cure such breach within five business days after receipt of written notice thereof from Ketch (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 17, 2006);

(each of the above being a "**Ketch Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 9.1, Advantage shall pay to Ketch $20 million (the "**Ketch Termination Fee**") as liquidated damages in immediately available funds to an account designated by Ketch within one business day after the first to occur of the events described above. Following a Ketch Damages Event but prior to payment of the applicable Ketch Termination Fee, Advantage shall be deemed to hold such applicable Ketch Termination Fee in trust for Ketch. Advantage shall only be obligated to pay one Ketch Termination Fee pursuant to this Section 7.2.

7.3 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 7 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall

preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 8
AMENDMENT

8.1 Amendment

This Agreement may be amended at any time and from time to time before or after the holding of the Ketch Meeting and the Advantage Meeting by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by an Advantage Unitholder or a Ketch Unitholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 9
TERMINATION

9.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Advantage and Ketch;

(b) as provided in Section 6.4;

(c) by Advantage upon the occurrence of an Advantage Damages Event as provided in Section 7.1 provided that in the event of an Advantage Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by Advantage unless Ketch Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Ketch upon the occurrence of a Ketch Damages Event as provided in Section 7.2 provided that in the event of a Ketch Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by Ketch unless the Advantage Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by Advantage, in the event that Advantage accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Advantage has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Ketch the Ketch Termination Fee;

(f) by Ketch, in the event that Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Ketch has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Advantage the Advantage Termination Fee;

(g) by Advantage upon the occurrence of a Material Adverse Change with respect to Ketch; and

(h) by Ketch upon the occurrence of a Material Adverse Change with respect to Advantage.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (h) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 and each Party's obligations in the Confidentiality Agreement which shall survive such termination.

ARTICLE 10
NOTICES

10.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of Advantage or AOG, to:

Advantage Energy Income Fund
c/o Advantage Oil & Gas Ltd.
3100, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Attention: President and Chief Executive Officer
Facsimile: (403) 262-0723

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention: Jay P. Reid
Facsimile: (403) 260-0330

(b) in the case of Ketch or KRL, to:

Ketch Resources Trust
c/o Ketch Resources Ltd.
Suite 300, 440 – 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Attention: President
Facsimile: (403) 781-8585

with a copy to:

Osler, Hoskin & Harcourt LLP
Suite 2500, TransCanada Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: Noralee M. Bradley
Facsimile: (403) 260-7024

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 11
GENERAL

11.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors.

11.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

11.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

11.4 Costs

Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Advantage and Ketch shall share equally any filing fees payable for applications made under the Competition Act and the Investment Canada Act in respect of the transactions contemplated by the Arrangement.

11.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.7 Time of Essence

Time shall be of the essence of this Agreement.

11.8 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

11.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

11.10 Third Party Beneficiaries.

The provisions of Sections 6.1(j) and 11.11 are (i) intended for the benefit of all present and former trustees, directors and officers of Advantage and its Subsidiaries and Ketch and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and AOG shall hold the rights and benefits of Sections 6.1(j) and 11.11 in trust for and on behalf of the Third Party Beneficiaries and AOG hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

11.11 Obligations

(a) The Parties hereto acknowledge that, with respect to Advantage being a party to this Agreement, AOG is entering into this Agreement solely in its capacity as agent on behalf of Advantage and the obligations of Advantage hereunder shall not be personally binding upon the Advantage Trustee, AOG or any of the Advantage Unitholders and that any recourse against Advantage, the Advantage Trustee, AOG or any Advantage Unitholder in any manner in respect of any indebtedness, obligation or liability of Advantage arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Advantage Trust Indenture, as amended from time to time.

(b) The Parties hereto acknowledge that KRL is entering into this Agreement solely in its capacity as agent on behalf of Ketch and the obligations of Ketch hereunder shall not be personally binding upon KRL or any registered or beneficial holder of Ketch Units or any beneficiary under a plan of which a holder of Ketch Units acts as a trustee or carrier and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of Ketch arising hereunder or arising in connection herewith or from the matters to which the agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Ketch Trust Indenture, as amended from time to time.

11.12 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ADVANTAGE ENERGY INCOME FUND, by its attorney, Advantage Oil & Gas Ltd.

Per: Signed "*Kelly Drader*"
Name: Kelly Drader
Title: President and Chief Executive Officer

Per: Signed "*Peter Hanrahan*"
Name: Peter Hanrahan
Title: Vice President and Chief Financial Officer

KETCH RESOURCES TRUST, by its administrator, Ketch Resources Ltd.

Per: Signed "*Andy Mah*"
Name: Andy Mah
Title: President

Per: Signed "*Alan Steele*"
Name: Alan Steele
Title: Vice President, Finance and Chief Financial Officer

ADVANTAGE OIL & GAS LTD.

Per: Signed "*Kelly Drader*"
Name: Kelly Drader
Title: President and Chief Executive Officer

Per: Signed "*Peter Hanrahan*"
Name: Peter Hanrahan
Title: Vice President and Chief Financial Officer

KETCH RESOURCES LTD.

Per: Signed "*Andy Mah*"
Name: Andy Mah
Title: President

Per: Signed "*Alan Steele*"
Name: Alan Steele
Title: Vice President, Finance and Chief Financial Officer

ADVANTAGE INVESTMENT MANAGEMENT LTD.

Per: Signed "*Kelly Drader*"
Name: Kelly Drader
Title: President

Per: Signed "*Patrick J. Cairns*"
Name: Patrick J. Cairns
Title: Vice President

1231803 ALBERTA LTD.

Per: Signed "*Shannon M. Gangl*"
Name: Shannon M. Gangl
Title: President and Director

Per: ______________________
Name:
Title:

SCHEDULE A

PLAN OF ARRANGEMENT

EXHIBIT A

Plan of Arrangement under Section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1 INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Advantage**" means Advantage Energy Income Fund, a trust organized under the laws of the Province of Alberta;

(c) "**Advantage Arrangement Parties**" means Advantage, AOG, Advantage Investment Management and Advantage ExchangeCo;

(d) "**Advantage ExchangeCo**" means Advantage ExchangeCo II Inc., a corporation incorporated under the ABCA;

(e) "**Advantage ExchangeCo Shares**" means the common shares of Advantage ExchangeCo;

(f) "**Advantage Investment Management**" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

(g) "**Advantage Investment Management Shareholders**" means the holders from time to time of Advantage Investment Management Shares;

(h) "**Advantage Investment Management Shares**" means the common shares of Advantage Investment Management;

(i) "**Advantage Meeting**" means the special meeting of Advantage Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(j) "**Advantage Special Units**" means the non-voting Class A Units of Advantage;

(k) "**Advantage Trust Indenture**" means Advantage's trust indenture between Computershare Trust Company of Canada and AOG dated as of April 17, 2001, as supplemented as of May 22, 2002 and amended and restated June 25, 2002, May 28, 2003, May 26, 2004, April 27, 2005 and December 13, 2005;

(l) "**Advantage Unitholders**" means the holders from time to time of Advantage Units;

(m) "**Advantage Units**" means the trust units of Advantage;

(n) "**AmalgamationCo**" means the corporation to be formed upon the amalgamation of AOG, KRL, Advantage Investment Management and Advantage ExchangeCo pursuant to this Arrangement;

(o) "**AOG**" means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(p) "**AOG Common Shares**" means the common shares of AOG;

(q) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(r) "**Arrangement Agreement**" means the agreement dated April 24, 2006 among Advantage, AOG, Ketch, KRL, Advantage Investment Management and MFCorp with respect to the Arrangement and all amendments thereto;

(s) "**Arrangement Resolution**" means the applicable special resolutions in respect of the Arrangement to be considered at the Advantage Meeting and the Ketch Meeting, as the case may be;

(t) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(u) "**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(v) "**Certificate**" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(w) "**Court**" means the Court of Queen's Bench of Alberta;

(x) "**Depositary**" means [Computershare Trust Company of Canada] or such other company as may be designated by Advantage and Ketch;

(y) "**Dissenting Unitholders**" means registered holders of Advantage Units and registered holders of Ketch Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(z) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(aa) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(bb) "**Final Order**" means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Advantage Unitholders, the Ketch Unitholders, the Advantage Arrangement Parties, the Ketch Arrangement Parties and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(cc) **Interim Order**" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(dd) "**Ketch**" means Ketch Resources Trust, a trust organized under the laws of the Province of Alberta;

(ee) "**Ketch 6.50% Debentures**" means the 6.50% convertible unsecured subordinated debentures of Ketch issued on May 18, 2005 pursuant to the Ketch Debenture Indenture;

(ff) "**Ketch Arrangement Parties**" means Ketch and KRL;

(gg) "**Ketch Assets**" means all of the property, assets and undertaking of Ketch of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Ketch's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Ketch (other than one (1) Advantage Unit), but excluding, in all cases, an amount that Ketch may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(hh) "**Ketch Assumed Liabilities**" means all of the liabilities and obligations of Ketch, whether or not reflected on the books of Ketch including, for greater certainty, the Ketch 6.50% Debentures, but excluding, in all cases, an amount that Ketch may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(ii) "**Ketch Debenture Indenture**" means the trust indenture dated May 18, 2005 between Ketch and the Ketch Debenture Trustee governing the terms and conditions of the Ketch 6.50% Debentures;

(jj) "**Ketch Debenture Trustee**" means Valiant Trust Company;

(kk) "**Ketch Meeting**" means the special meeting of Ketch Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(ll) "**Ketch Trust Indenture**" means Ketch's amended and restated trust indenture dated as of December 16, 2004 between Valiant Trust Company and KRL;

(mm) "**Ketch Unitholders**" means the holders from time to time of Ketch Units;

(nn) "**Ketch Units**" means the trust units of Ketch;

(oo) "**KRL**" means Ketch Resources Ltd., a corporation amalgamated under the ABCA;

(pp) "**KRL Common Shares**" means the common shares of KRL;

(qq) "**Letters of Transmittal**" means the letters of transmittal accompanying the information circular sent to the Ketch Unitholders pursuant to which such holders are required to deliver certificates representing Ketch Units in order to receive the consideration payable to them pursuant to the Arrangement;

(rr) "**Meeting**" means either the Advantage Meeting or the Ketch Meeting, as the context requires;

(ss) "**MFCorp**" means 1231803 Alberta Ltd., a corporation incorporated under the ABCA;

(tt) "**MFCorp Assets**" means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Advantage Special Units (other than $10.00);

(uu) "**MFCorp Assumed Liabilities**" means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

(vv) "**MFCorp Shares**" means common shares of MFCorp;

(ww) "**MFCorp Special Shares**" means special shares of MFCorp;

(xx) "**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(yy) **"Registrar"** means the Registrar appointed under Section 263 of the ABCA;

(zz) **"Resident"** means a person who is not a Non-Resident;

(aaa) **"Securities"** means the Advantage Units and/or Ketch Units, as the case may be;

(bbb) **"Securityholders"** means the holders from time to time of Advantage Units and/or Ketch Units, as the case may be;

(ccc) **"Subsidiary"** means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

(ddd) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Advantage Unitholders; (ii) Ketch Unitholders; (iii) the Advantage Arrangement Parties; (iv) the Ketch Arrangement Parties; and (v) MFCorp.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

Dissenting Unitholders

(a) the Advantage Units held by Dissenting Unitholders shall be deemed to have been transferred to Advantage (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Advantage Unitholders other than the right to be paid the fair value of their Advantage Units in accordance with Article 4 and shall be cancelled at the Effective Time;

(b) concurrently with subsection 3.1(a), the Ketch Units held by Dissenting Unitholders shall be deemed to have been transferred to Ketch (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Ketch Unitholders other than the right to be paid the fair value of their Ketch Units in accordance with Article 4 and shall be cancelled at the Effective Time;

Amendments to the Trust Indentures and Other Constating Documents

(c) the Advantage Trust Indenture and other constating documents of the Advantage Arrangement Parties shall be amended:

(i) by creating the Advantage Special Units; and

(ii) otherwise to the extent necessary to facilitate the Arrangement;

(d) the Ketch Trust Indenture and other constating documents of the Ketch Arrangement Parties shall be amended:

(i) to cause 99% of the Ketch Units held by each Ketch Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of 0.565 of a MFCorp Special Share for each 1.000 Ketch Unit pursuant to subsection 3.1(h) of this Plan of Arrangement;

(ii) to cause 1% of the Ketch Units held by each Ketch Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Advantage Units on the basis of 0.565 of a Advantage Unit for each 1.000 Ketch Unit pursuant to subsection 3.1(j) of this Plan of Arrangement;

(iii) to cause the MFCorp Special Shares received by Ketch Unitholders pursuant to subsection 3.1(m) of this Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Advantage Units upon the redemption of the MFCorp Special Shares pursuant to subsection 3.1(m) of this Plan of Arrangement on the basis of 1.000 Advantage Unit for each 1.000 MFCorp Special Share; and

(iv) otherwise to the extent necessary to facilitate the Arrangement;

Subscription by Advantage for Ketch Unit

(e) Advantage shall subscribe for one (1) Ketch Unit in exchange for one (1) Advantage Unit;

Advantage Purchase of Ketch Assets

(f) Ketch shall sell, transfer, convey, assign and deliver to Advantage and Advantage shall purchase and accept from Ketch, all of the Ketch Assets and Advantage shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Ketch Assumed Liabilities in accordance with their terms; and (ii) issue to Ketch 0.565 of a Advantage Special Unit and 0.565 of a Advantage Unit for each 1.000 Ketch Unit outstanding with the allocation between Advantage Special Units and Advantage Units being such that Ketch can meet its distribution obligations under subsection 3.1(i), all pursuant to one or more conveyance agreements between Ketch and Advantage;

(g) concurrently with subsection 3.1(f), in connection with the assumption of the Ketch Assumed Liabilities by Advantage, Advantage shall assume all the covenants and obligations of Ketch under the Ketch Debenture Indenture in respect of the Ketch 6.50% Debentures such that the Ketch 6.50% Debentures will be valid and binding obligations of Advantage entitling the holders thereof, as against Advantage, to all the rights of the Ketch Debentureholders under the Ketch Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Ketch Debenture Trustee in accordance with the applicable requirements of the Ketch Debenture Indenture and otherwise comply with any additional requirements of the Ketch Debenture Indenture relating thereto;

MFCorp Acquisition of Ketch Units

(h) one moment in time following the step in subsection 3.1(g), each Ketch Unitholder shall transfer ninety-nine (99%) percent of his/her Ketch Units to MFCorp in exchange for MFCorp Special Shares on the basis of 0.565 of a MFCorp Special Share for each Ketch Unit transferred;

Redemption of Ketch Units

(i) one moment in time following the step in subsection 3.1 (h), Ketch shall redeem all of the issued and outstanding Ketch Units (other than the one (1) Ketch Unit held by Advantage) in exchange for all of the Advantage Special Units and Advantage Units held by Ketch and, upon such redemption the Advantage Special Units shall be distributed by Ketch to MFCorp on the basis of 0.565 of a Advantage Special Unit for each 1.000 Ketch Unit held by MFCorp and the Advantage Units shall be distributed to the remaining Ketch Unitholders on the basis of 0.565 of a Advantage Unit for each 1.000 Ketch Unit held;

Exchange of Advantage Investment Management Shares with MFCorp

(j) all of the Advantage Investment Management Shares held by Advantage Investment Management Shareholders shall be exchanged with MFCorp in exchange for MFCorp Special Shares on the basis of .11599295768 of a MFCorp Special Share for each 1.000 Advantage Investment Management Share transferred;

Advantage Purchase of MFCorp Assets

(k) MFCorp shall sell, transfer, convey, assign and deliver to Advantage and Advantage shall purchase and accept from MFCorp, all of the MFCorp Assets and Advantage shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Advantage Units equal in number to the number of MFCorp Special Shares and the number of MFCorp Shares outstanding;

Redemption of MFCorp Shares and MFCorp Special Shares

(l) one moment in time following the step in subsection 3.1(k), MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for Advantage Units, which shall be distributed to the holders of MFCorp Shares and MFCorp Special Shares on the basis of 1.000 Advantage Unit for each 1.000 MFCorp Share and 1.000 Advantage Unit for each 1.000 MFCorp Special Share;

Exchange of KRL Common Shares

(m) all of the KRL Common Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the KRL Common Shares so exchanged;

Exchange of Advantage ExchangeCo Shares with AOG

(n) all of the Advantage ExchangeCo Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the Advantage ExchangeCo Shares so exchanged;

Exchange of Advantage Investment Management with AOG

(o) all of the Advantage Investment Management Shares held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the Advantage Investment Management Shares so exchanged;

Amalgamation of AOG, KRL, Advantage Investment Management and Advantage ExchangeCo

(p) AOG, KRL, Advantage Investment Management and Advantage ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the common shares of AOG, KRL, Advantage Investment Management and Advantage ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of Amalgamation shall be the same as the articles of AOG and the name of AmalgamationCo shall be "Advantage Oil & Gas Ltd.";

(iii) the shares of KRL, Advantage Investment Management and Advantage ExchangeCo shall be cancelled without any repayment of capital;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of AOG;

(xi) the first directors of AmalgamationCo shall be the directors of AOG;

(xii) the first officers of AmalgamationCo shall be •, •, •, •, •, •, • and •; and

(xiii) the registered office of AmalgamationCo shall be the registered office of AOG; and

Election of AmalgamationCo Directors

(q) the number of directors of AOG shall be increased to 10 members and each of • and • shall be appointed as directors of AOG to hold office until the next annual meeting of shareholders of AOG.

Transfer of MFCorp Shares to Advantage

(r) the outstanding MFCorp Share shall be transferred to Advantage for one Advantage Unit.

3.2 The Advantage Arranged Parties and Ketch Arranged Parties shall make the appropriate entries into their securities registers to reflect the matters referred to under Section 3.1.

3.3 A holder who (i) has exchanged Securities for MFCorp Special Shares under the Arrangement; and (ii) is not a Non-Resident; shall be entitled to make an income tax election, pursuant to subsection 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Securities for MFCorp Special Shares by providing two signed copies of the necessary election forms to MFCorp within 90 days following the Effective Date, duly completed with the details of the number and type of Securities transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Securities within 30 days after the receipt thereof by MFCorp for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). MFCorp will not be responsible for the proper completion and filing of any election form and, except for the obligation of MFCorp to so sign and return election forms which are received by MFCorp within 90 days of the Effective Date, MFCorp will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of MFCorp to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, MFCorp may choose to sign and return an election form received by it more than 90 days following the Effective Date, but MFCorp will have no obligation to do so.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Advantage Units and Ketch Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Advantage Units and Ketch Units and shall only be entitled to be paid the fair value of the holder's Advantage Units and Ketch Units by Advantage or Ketch, as the case may be. A Dissenting Unitholder who is paid the fair value of the holder's Advantage Units and Ketch Units, shall be deemed to have transferred the holder's Advantage Units and Ketch Units to Advantage or Ketch, as the case may be, for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder's Advantage Units and Ketch Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Advantage Units and Ketch Units notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Advantage Units and Ketch Units shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Advantage Units and Ketch Units at the applicable Meeting; but in no event shall Advantage or Ketch be required to recognize such Dissenting Unitholder as a Unitholder of Advantage or Ketch after the Effective Time and the name of such holder shall be removed from the applicable register of securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Ketch Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Advantage Units and Ketch Units represented by such certificates.

5.2 Advantage and Ketch shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Ketch Units of a duly completed Letter of Transmittal and the certificates representing such Ketch Units, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Advantage Units to be delivered to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Ketch Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Advantage and Ketch and their respective transfer agents, which bond is in form and substance satisfactory to each of the Advantage and Ketch and their respective transfer agents, or shall otherwise indemnify Advantage and Ketch and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any Advantage Units allotted and issued to former holders of Ketch Units pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Ketch Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Advantage Units. In such case, such Advantage Units shall be returned to Advantage thereof for cancellation and any distributions in respect of Advantage Units shall be returned to Advantage.

5.6 No certificates representing fractional Advantage Units shall be issued under the Arrangement. In lieu of any fractional trust unit or share, each registered holder of Ketch Units otherwise entitled to a fractional interest in a Advantage Unit, shall receive the nearest whole number of Advantage Units (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 Advantage, Ketch, AOG, KRL and MFCorp may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by

the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of Advantage Units and Ketch Units if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by Advantage, Ketch, AOG, KRL or MFCorp at any time prior to or at the Meetings (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of Advantage, Ketch, AOG, KRL and MFCorp.

6.4 Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by Advantage, Ketch, AOG, KRL and MFCorp, provided that it concerns a matter which, in the reasonable opinion of Advantage, Ketch, AOG, KRL and MFCorp, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Advantage, Ketch, AOG, KRL and MFCorp or any former holder of Ketch Units.

APPENDIX E

ADVANTAGE FAIRNESS OPINIONS

RBC Capital Markets

RBC Dominion Securities Inc.
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

May 12, 2006

The Special Committee of the Board of Directors
Advantage Oil & Gas Ltd.
Petro-Canada Centre,
West Tower, Suite 3100
150 - 6 Avenue SW
Calgary, Alberta
T2P 3Y7

To the Special Committee:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Advantage Energy Income Fund ("Advantage" or the "Fund") agreed to merge with Ketch Resources Trust ("Ketch") through a Plan of Arrangement (the "Arrangement") involving the exchange of each Ketch unit for 0.565 of an Advantage unit. RBC further understands that the Fund has reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM for total consideration of $44 million plus accrued management fees and performance fees for the period January 1, 2006 to March 31, 2006 in the amount of $3.5 million (the "Internalization"). RBC understands that the Internalization is a condition of the Arrangement imposed by Ketch and that the Internalization will not proceed if the Arrangement is not completed. The terms of the Internalization and the Arrangement will be more fully described in a management information circular (the "Circular"), which will be mailed to unitholders of both the Fund and Ketch in connection with the Arrangement.

The Special Committee of the Board of Directors (the "Special Committee") of Advantage Oil & Gas Ltd. has retained RBC to provide advice and assistance to the Special Committee in evaluating the Arrangement, including the preparation and delivery to the Special Committee of RBC's opinion as to the fairness of the consideration to be paid by the Fund under the Arrangement from a financial point of view to the Fund (the "Fairness Opinion"). The Special Committee has also retained RBC to provide advice and assistance to the Special Committee in evaluating the Internalization, including the preparation and delivery to the Special Committee of RBC's opinion as to the fairness of the consideration to be paid by the Fund under the Internalization from a financial point of view to the Fund (the "Internalization Fairness Opinion"), which has been delivered to the Special Committee under separate letter dated the date hereof and is also included in the Circular. RBC has not prepared a valuation of Advantage, Ketch, AIM or any of their securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Special Committee initially contacted RBC regarding a potential advisory assignment on March 31, 2006, and RBC was formally engaged by the Special Committee through an agreement between the Fund and RBC (the "Engagement Agreement") dated April 7, 2006. The terms of the Engagement Agreement provide that RBC is to be paid a fee of $1.1 million, collectively, for the Fairness Opinion and the Internalization Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Fund in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the

Circular and to the filing thereof, as necessary, by the Fund with the securities commissions or similar regulatory authorities in each province of Canada.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Fund, Ketch or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund, Ketch, the Internalization or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the letter agreement between Advantage and Ketch dated March 31, 2006;
2. the Arrangement agreement between Advantage and Ketch dated April 24, 2006;
3. the most recent draft of the Circular dated May 12, 2006 (the "Draft Circular");
4. audited financial statements of the Fund for each of the five years ended December 31, 2005;
5. the audited financial statements of Ketch for the year ended December 31, 2005;
6. the audited financial statements of AIM for the year ended July 31, 2005;
7. annual reports of the Fund for each of the two year ended December 31, 2005;
8. the annual report for Ketch for the year ended December 31, 2005;
9. the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Fund and Ketch for each of the two years ended December 31, 2005;
10. annual information forms of the Fund for each of the two years ended December 31, 2005;
11. annual information form of Ketch for the year ended December 31, 2005;
12. The Plan of Arrangement Circular between Bear Creek Energy Ltd., Ketch Resources Ltd., Ketch Resources Trust, Bear Ridge Resources Ltd., Kereco Energy Ltd., Bear Creek Securityholders And Ketch Securityholders dated December 17, 2004;
13. internal management budgets of the Fund and Ketch for the year ending December 31, 2006;
14. pro forma forecast prepared by management of the Fund for the combined entity for the period from July 1, 2006 to December 31, 2006;

15. presentation materials and analysis prepared by AIM regarding the Internalization;
16. the terms of the Internalization as described in the letter agreement dated April 24, 2006;
17. the management contract between AIM and the Fund (the "Management Agreement");
18. the Sproule Associates Limited Reserve Report, for Advantage, dated December 31, 2005;
19. discussions with the Fund's reserve engineers Sproule Associate Limited;
20. the GLJ Petroleum Consultants Limited reserve report, for Ketch, dated December 31, 2005;
21. discussions with Ketch's reserve engineers GLJ Petroleum Consultants Limited;
22. discussions with senior management of Ketch, the Fund and AIM;
23. discussions with the Fund's and Ketch's legal counsel;
24. public information relating to the business, operations, financial performance and stock trading history of the Fund and other selected public companies considered by us to be relevant;
25. public information with respect to other transactions of a comparable nature considered by us to be relevant;
26. public information regarding the oil & gas trust market;
27. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of Ketch and the Fund as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and
28. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Fund to any information requested by RBC. As the auditors of each of the Fund and Ketch declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors of either the Fund or Ketch and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Fund and Ketch and the reports of the auditors thereon.

Assumptions and Limitations

With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Fund, Ketch and their respective consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Fund have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Fund or in writing by the Fund or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and remains complete, true and correct in all material respects,

and did not and does not contain any untrue statement of a material fact in respect of the Fund, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Fund, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Fund or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Senior officers of Ketch have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of Ketch or in writing by Ketch or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and remains complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Ketch, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of Ketch, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Ketch or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Fund, Ketch and their respective subsidiaries and affiliates and the Arrangement is accurate in all material respects.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Fund, Ketch and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Fund and Ketch. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Special Committee and may not be used by any other person or relied upon by any person other than the Special Committee or the Board of Directors without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together,

could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Advantage units as to whether to vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration paid under the Arrangement, from a financial point of view, to the Fund, RBC considered the following approaches: (i) a comparison of the consideration to be paid under the Arrangement to a net asset value analysis of Ketch, (ii) a comparison of the multiples implied under the Arrangement to an analysis of recent comparable precedent transactions; and (iii) an analysis of the pro forma impact of the Arrangement on the cash flows, distributions and net asset value per unit of the Fund.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be paid by the Fund under the Arrangement is fair from a financial point of view to the Fund.

Yours very truly,

RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

RBC Capital Markets

RBC Dominion Securities Inc.
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

May 12, 2006

The Special Committee of the Board of Directors
Advantage Oil & Gas Ltd.
Petro-Canada Centre,
West Tower, Suite 3100
150 - 6 Avenue SW
Calgary, Alberta
T2P 3Y7

To the Special Committee:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Advantage Energy Income Fund ("Advantage" or the "Fund") has reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM for total consideration of $44 million plus accrued management fees and performance fees for the period January 1, 2006 to March 31, 2006 in the amount of $3.5 million (the "Internalization"). RBC further understands that the Fund has agreed to merge with Ketch Resources Trust ("Ketch") through a Plan of Arrangement (the "Arrangement") involving the exchange of each Ketch unit for 0.565 of an Advantage unit. RBC understands that the Internalization is a condition of the Arrangement imposed by Ketch and that the Internalization will not proceed if the Arrangement is not completed. The terms of the Internalization and the Arrangement will be more fully described in a management information circular (the "Circular"), which will be mailed to unitholders of both the Fund and Ketch in connection with the Arrangement.

The Special Committee of the Board of Directors (the "Special Committee") of Advantage Oil & Gas Ltd. has retained RBC to provide advice and assistance to the Special Committee in evaluating the Internalization, including the preparation and delivery to the Special Committee of RBC's opinion as to the fairness of the consideration to be paid by the Fund under the Internalization from a financial point of view to the Fund (the "Fairness Opinion"). The Special Committee has also retained RBC to provide advice and assistance to the Special Committee in evaluating the Arrangement, including the preparation and delivery to the Special Committee of RBC's opinion as to the fairness of the consideration to be paid by the Fund under the Arrangement from a financial point of view to the Fund (the "Arrangement Fairness Opinion") which has been delivered to the Special Committee under separate letter dated the date hereof and is also included in the Circular. RBC has not prepared a valuation of Advantage, Ketch, AIM or any of their securities or assets and the Fairness Opinion should not be construed as such.

RBC was instructed by legal counsel to the Fund that the Internalization is a "related party transaction" within the meaning of Rule 61-501 of the Ontario Securities Commission and Quebec Securities Commission Policy Statement Q-27 (collectively, the "Policies"). We understand that the Fund and its subsidiaries intend to rely on an exemption from the formal valuation and minority approval requirements of the Policies on the basis that the consideration paid under the Internalization is less than 25% of the market capitalization of the Fund.

Engagement

The Special Committee initially contacted RBC regarding a potential advisory assignment on March 31, 2006, and RBC was formally engaged by the Special Committee through an agreement between the Fund and RBC (the "Engagement Agreement") dated April 7, 2006. The terms of the Engagement Agreement provide that RBC is to be paid a fee of $1.1 million, collectively, for the Fairness Opinion and the Arrangement Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Fund in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Fund with the securities commissions or similar regulatory authorities in each province of Canada.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Fund, Ketch or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund, Ketch, the Internalization or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the letter agreement between Advantage and Ketch dated March 31, 2006;
2. the Arrangement agreement between Advantage and Ketch dated April 24, 2006;
3. the most recent draft of the Circular dated May 12, 2006 (the "Draft Circular");
4. audited financial statements of the Fund for each of the five years ended December 31, 2005;
5. annual reports of the Fund for each of the two years ended December 31, 2005;
6. the audited financial statements of AIM for the year ended July 31, 2005;
7. the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Fund for each of the two years ended December 31, 2005;
8. annual information forms of the Fund for each of the two years ended December 31, 2005;
9. the internal management budget of the Fund for the year ending December 31, 2006;

10. presentation materials and analysis prepared by AIM regarding the Internalization;
11. the terms of the Internalization as described in the letter agreement dated April 24, 2006;
12. the management contract between AIM and the Fund (the "Management Agreement");
13. the Sproule Associates Limited Reserve Report, dated December 31, 2005;
14. discussions with the Fund's reserve engineers Sproule Associates Limited;
15. discussions with senior management of AIM and the Fund;
16. a letter from the Special Committee regarding the termination provisions of the Management Contract;
17. discussions with the Fund's legal counsel;
18. public information relating to the business, operations, financial performance and stock trading history of the Fund and other selected public companies considered by us to be relevant;
19. public information with respect to other transactions of a comparable nature considered by us to be relevant;
20. public information regarding the oil & gas trust market;
21. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Fund and AIM as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and
22. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Fund to any information requested by RBC. As the auditors of the Fund declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors of the Fund and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements the Fund and the reports of the auditor thereon.

Assumptions and Limitations

With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Fund, and their consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Fund have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Fund or in writing by the Fund or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and remains complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Fund, its subsidiaries or the Internalization and did not and does not omit to state a material fact in respect of the Fund, its subsidiaries or the Internalization necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was

provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Fund or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Senior officers of AIM have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of AIM or in writing by AIM or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and remains complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of AIM, its subsidiaries or the Internalization and did not and does not omit to state a material fact in respect of AIM, its subsidiaries or the Internalization necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of AIM or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Internalization will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Fund, AIM and their respective subsidiaries and affiliates and the Internalization is accurate in all material respects.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Fund, AIM or their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Fund and AIM. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Internalization.

The Fairness Opinion has been provided for the use of the Special Committee and may not be used by any other person or relied upon by any person other than the Special Committee or the Board of Directors without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Advantage units as to whether to vote in favour of the Arrangement.

RBC CAPITAL MARKETS

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration paid under the Internalization, from a financial point of view, to the Fund, RBC considered the following approaches: (i) a comparison of the consideration to be paid under the Internalization to a discounted cash flow analysis of the estimated future incremental fees payable pursuant to the Management Agreement, (ii) a comparison of the multiples implied under the Internalization to an analysis of recent comparable precedent transactions; and (iii) an analysis of the pro forma impact of the Internalization on the cash flows, distributions and net asset value per unit of the Fund.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be paid by the Fund under the Internalization is fair from a financial point of view to the Fund.

Yours very truly,

RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

APPENDIX F

KETCH FAIRNESS OPINIONS

BMO Nesbitt Burns

Investment & Corporate Banking
2200, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

May 12, 2006

Board of Directors
Ketch Resources Ltd.
Ernst & Young Tower – Suite 300
440 – 2 Avenue SW
Calgary, Alberta
T2P 5E9

To the Board of Directors:

BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") understands that Ketch Resources Trust ("Ketch"), Ketch Resources Ltd. ("KRL"), 1231803 Alberta Ltd., Advantage Energy Income Fund ("Advantage"), Advantage Oil & Gas Ltd. ("AOG"), Advantage ExchangeCo II Inc. and Advantage Investment Management Ltd. ("AIM") have entered into an agreement dated April 24, 2006 (the "Arrangement Agreement") providing for the combination of Ketch and Advantage pursuant to a plan of arrangement (the "Arrangement") in accordance with section 193 of the *Business Corporations Act* (Alberta).

We understand that pursuant to the Arrangement, holders of trust units of Ketch ("Ketch Unitholders") will receive consideration (the "Consideration") of 0.565 of a trust unit of Advantage (an "Advantage Unit") for each trust unit of Ketch (a "Ketch Unit").

We also understand that as part of the Arrangement, Advantage has agreed to internalize its external management contract structure and eliminate all related fees (the "Advantage Management Internalization"). As a result, pursuant to the Arrangement, Advantage will acquire all of the outstanding shares of AIM for total consideration of $44 million, payable through the issuance of 1,933,216 Advantage Units. The Advantage Units issued to the holders of AIM shares will be placed in escrow and released over a 3-year period. Advantage will pay management fees and performance fees to AIM for the period January 1, 2006 to March 31, 2006 in the amount of $3.53 million and AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

We also understand that pursuant to the terms of the restricted unit and performance plan of Ketch (the "Ketch RTU Plan"), the issue dates for all Ketch Units issuable pursuant to awards granted under the Ketch RTU Plan will be accelerated as a result of the Arrangement. Such Ketch Units will be issued on the last business day preceding the effective date of the Arrangement (the "Effective Date") and will be exchanged for Advantage Units pursuant to the Arrangement.

We further understand that, pursuant to their terms, all outstanding warrants of Ketch ("Ketch Warrants") have vested and are exercisable and that any Ketch Units issued pursuant to the exercise of the Ketch Warrants prior to the Effective Date will also be exchanged for Advantage Units pursuant to the Arrangement.

We also understand that holders of Ketch's 6.50% convertible debentures (the "Ketch 6.50% Debentures") who convert their Ketch 6.50% Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Ketch Unitholders based upon the number of Ketch Units issued upon such conversion. Holders of Ketch 6.50% Debentures who do not convert their Ketch 6.50% Debentures prior to the Effective Date will be entitled to receive Advantage Units upon conversion of such Ketch 6.50% Debentures after the Effective Date with the number of Advantage Units received adjusted to give effect to the Arrangement.

The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement and related documents being prepared by Ketch and Advantage which will be dated May 12, 2006 (the "Joint Information Circular") and which will be mailed to Ketch Unitholders and holders of Advantage Units ("Advantage Unitholders") in connection with the special meetings of Ketch and Advantage to be held in Calgary, Alberta on June 22, 2006 (the "Special Meetings"). We understand that the completion of the Arrangement will be conditional upon, among other things, approval by a minimum of 66 $^{2}/_{3}$% of the votes cast by Ketch Unitholders and Advantage Unitholders at their respective Special Meetings. Completion of the Arrangement will also be subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

Engagement

BMO Nesbitt Burns was engaged by Ketch pursuant to an agreement dated July 20, 2005 (the "Engagement Agreement"). Pursuant to the Engagement Agreement, Ketch retained BMO Nesbitt Burns as its financial advisor in respect of the Arrangement and, if requested, to provide an opinion to the Board of Directors of KRL with respect to the fairness, from a financial point of view, of the consideration to be provided to Ketch Unitholders as part of any proposed transaction. BMO Nesbitt Burns has not been asked to prepare, and has not prepared, a formal valuation of Ketch, or any of its respective securities or assets, and this opinion should not be construed as such.

For its services under the Engagement Agreement, BMO Nesbitt Burns will receive a fee if the Arrangement is successfully completed. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by Ketch in respect of certain liabilities that may be incurred by BMO Nesbitt Burns in connection with the provision of its services.

BMO Nesbitt Burns is not an insider, associate or affiliate of Ketch, Advantage or any of their respective associates or affiliates (collectively, the "Interested Parties"). BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Ketch and/or Advantage. BMO Nesbitt Burns may have executed and may execute transactions for the Interested Parties and clients from whom it has received or may receive compensation. BMO Nesbitt Burns, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Arrangement and the Interested Parties. BMO Nesbitt Burns' controlling shareholder, Bank of Montreal, is a lender to Ketch and Advantage, and will continue to be a lender to Advantage, in the ordinary course of business.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Nesbitt Burns and the Interested Parties with respect to any future business dealings. BMO Nesbitt Burns may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and Bank of Montreal may provide banking services, to the Interested Parties.

BMO Nesbitt Burns understands that this opinion and a summary of this opinion will be included in the Joint Information Circular, and, subject to the terms of the Engagement Agreement, BMO Nesbitt Burns consents to the inclusion of this opinion in its entirety, together with a summary thereof, in a form acceptable to BMO Nesbitt Burns, in the Joint Information Circular and to the filing thereof with the Toronto Stock Exchange, the New York Stock Exchange and securities commissions or similar regulatory authorities in each province of Canada and in the United States where such filing is required.

Credentials of BMO Nesbitt Burns

BMO Nesbitt Burns is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. BMO Nesbitt Burns has participated in a significant number of transactions involving public and private companies, income funds and royalty trusts and has extensive experience in preparing valuations and fairness opinions.

The opinion expressed herein is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of directors and other professionals of BMO Nesbitt Burns, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In preparing this opinion, BMO Nesbitt Burns has reviewed and/or relied upon, among other things, the following (without attempting to verify the accuracy or completeness thereof):

Arrangement documents:

(a) The Arrangement Agreement pursuant to which the Arrangement will be implemented;

(b) The letter agreement dated April 24, 2006 between Advantage, AOG and AIM providing the terms for the Advantage Management Internalization; and

(c) A draft dated May 12, 2006 of the Joint Information Circular.

Financial disclosure relating to Ketch:

(d) Audited consolidated financial statements of Ketch as at and for the years ended December 31, 2005 and 2004;

(e) Audited consolidated financial statements of KRL as at and for the year ended December 31, 2003;

(f) Management's Discussion and Analysis prepared by Ketch management for the years ended December 31, 2005 and 2004;

(g) Management's Discussion and Analysis prepared by KRL management for the year ended December 31, 2003;

(h) Draft interim unaudited consolidated financial statements of Ketch for the three months ended March 31, 2006;

(i) Draft Management's Discussion and Analysis prepared by Ketch management for the three months ended March 31, 2006;

(j) Annual information forms of Ketch for the years ended December 31, 2005 and 2004;

(k) Annual information form of KRL for the year ended December 31, 2003;

(l) The management information circular and proxy statement dated March 27, 2006 for the annual and special meeting of Ketch Unitholders to be held on May 16, 2006;

(m) Final short form prospectuses of Ketch dated February 8, 2005 and May 10, 2005;

(n) The material change report of Ketch dated April 26, 2006 relating to the Arrangement; and

(o) Public information related to the business, operations, financial performance and trading histories of Ketch and other selected oil and gas companies and royalty trusts, as we considered relevant.

Reserve and other evaluation information relating to Ketch:

(p) The evaluation report, effective December 31, 2005 of GLJ Petroleum Consultants Ltd., of Calgary, Alberta, regarding the petroleum and natural gas reserves of Ketch; and

(q) A summary of undeveloped land position as at December 31, 2005 prepared by management of Ketch.

Other information, interviews and discussions relating to Ketch:

(r) Financial and operating information, including internal management forecasts, prepared by or obtained on behalf of Ketch;

(s) Discussions with senior officers of KRL regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(t) Due diligence meetings with the management, auditors and legal counsel of Ketch;

(u) A letter of representation from senior officers of KRL, for and on behalf of KRL and Ketch, addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based; and

(v) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

Financial disclosure relating to Advantage:

(w) Audited consolidated financial statements of Advantage as at and for the years ended December 31, 2005, 2004 and 2003;

(x) Management's Discussion and Analysis prepared by Advantage management for the years ended December 31, 2005, 2004 and 2003;

(y) Draft interim unaudited consolidated financial statements of Advantage for the three months ended March 31, 2006;

(z) Draft Management's Discussion and Analysis prepared by Advantage management for the three months ended March 31, 2006;

(aa) Annual information forms of Advantage for the years ended December 31, 2005, 2004 and 2003;

(bb) The information circular and proxy statement dated March 7, 2006 for the annual and special meeting of Advantage Unitholders held on April 26, 2006;

(cc) The management agreement between AOG and AIM dated May 24, 2001 as amended and restated October 4, 2004 and December 30, 2005;

(dd) Final short form prospectus of Advantage dated January 31, 2005;

(ee) The material change report of Advantage dated May 5, 2006 relating to the Arrangement; and

(ff) Public information related to the business, operations, financial performance and trading histories of Advantage and other selected oil and gas companies and royalty trusts, as we considered relevant.

Reserve and other evaluation information relating to Advantage:

(gg) The evaluation report, effective December 31, 2005, of Sproule Associates Limited of Calgary, Alberta, regarding the petroleum and natural gas reserves of Advantage; and

(hh) A summary of undeveloped land position as at December 31, 2005 prepared by management of Advantage.

Other information, interviews and discussions relating to Advantage:

(ii) Financial and operating information, including internal management forecasts, prepared by or obtained on behalf of Advantage;

(jj) Discussions with senior officers of AOG and AIM regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(kk) Due diligence meetings with the management and legal counsel of Advantage;

(ll) A letter of representation from senior officers of AOG, for and on behalf of AOG and Advantage, addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based; and

(mm) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

In addition to the information described above, BMO Nesbitt Burns also participated in certain discussions with senior officers of KRL and with Osler, Hoskin & Harcourt LLP, Ketch's external legal counsel, regarding the Arrangement.

Assumptions and Limitations

BMO Nesbitt Burns has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by or on behalf of the Interested Parties and their advisors or otherwise. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our opinion is conditional upon such completeness and accuracy and not omitting such facts. We have not conducted any independent investigation to verify the completeness or accuracy of any of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that such forecasts and budgets have been reasonably prepared on the basis reflecting the best currently available estimates and judgment of senior management of the Interested Parties as to the matters covered thereby. Senior management of Ketch and Advantage have represented to us, in certificates delivered as of the date hereof, that, to the best of their knowledge, information and belief, among other things (i) the information, data and other material (collectively, the "Information") provided to us was, at the date the Information was provided to us, and is, complete, true and correct, (ii) the Information did not, and does not, contain any untrue statement of a material fact or omit to state a material fact in respect of the Interested Parties, or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was provided, and (iii) since the dates as of which the Information was provided, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Interested Parties, and no material change has occurred in the Information, or any part thereof, which would reasonably be expected to have a material effect on this opinion.

With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, we have relied upon Ketch's legal and tax counsel and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Joint Information Circular that we have reviewed and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to Ketch or any Ketch Unitholder that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise to Ketch Unitholders who are residents of Canada as a result of the Arrangement. The Arrangement is subject to a number of conditions outside of the control of Ketch and Advantage and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this opinion we express no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the timeframe indicated in the Joint Information Circular. We have assumed that the Arrangement will be implemented as set out in the Joint Information Circular and the Arrangement Agreement.

This opinion is based on the securities markets, economic, general, business and financial conditions prevailing as of the date of this opinion and the conditions and prospects, financial and otherwise, of Ketch and Advantage as they were reflected in the information reviewed by us. In our analysis and in preparing this opinion, BMO Nesbitt Burns has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of any party involved in the Arrangement. BMO Nesbitt Burns believes that the analyses described in this opinion must be considered as a whole and that selecting portions of such analyses or the factors considered by BMO Nesbitt Burns, without considering all factors and analyses together, could create a misleading view of the process underlying this opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This opinion is provided to the Board of Directors of KRL for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion, which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the opinion.

BMO Nesbitt Burns is not expressing herein any opinion as to the price at which the Advantage Units will trade after the completion of the Arrangement. This opinion should not be construed as a recommendation to vote in favour of the Arrangement.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, BMO Nesbitt Burns is of the opinion that, as of the date hereof, the Consideration to be received by Ketch Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Ketch Unitholders.

Yours very truly,

BMO Nesbitt Burns Inc.

BMO Nesbitt Burns Inc.

TRISTONE
CAPITAL

May 12, 2006

Board of Directors
Ketch Resources Trust
300, 440 – 2nd Avenue SW
Calgary, AB
Canada
T2P 5E9

Dear Sirs,

Tristone Capital Inc. ("Tristone", "we", "us", or "our") understands that, pursuant to an arrangement agreement dated as of April 24, 2006 (the "Arrangement Agreement"), Ketch Resources Trust ("Ketch") and Advantage Energy Income Fund ("Advantage") are proposing to enter into a plan of arrangement (the "Arrangement") under the provisions of the *Business Corporations Act* (Alberta), pursuant to which Advantage will directly or indirectly acquire all the issued and outstanding trust units of Ketch (the "Ketch Units"). Under the terms of the Arrangement, each Ketch Unit will be exchanged for 0.565 of a trust unit of Advantage (each whole trust unit being an "Advantage Unit"). As part of the Arrangement, Advantage will eliminate its management agreement with Advantage Investment Management Ltd. ("AIM") through the purchase of all the shares of AIM for consideration of $44 million payable through the issuance of 1,933,215 Advantage Units.

Tristone also understands that the Arrangement will be described in a joint information circular of Ketch and Advantage (the "Information Circular") to be mailed to holders of Ketch Units ("Ketch Unitholders") and Advantage Units ("Advantage Unitholders") in respect of separate special meetings of the Ketch Unitholders and the Advantage Unitholders to be held for the purpose of approving the Arrangement. The Arrangement will be subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as will be described in the Information Circular.

Tristone's Engagement

The board of directors of Ketch (the "Board") formally retained Tristone pursuant to an engagement agreement dated July 20, 2005 (the "Engagement Agreement") to act as Ketch's financial advisor with respect to evaluating strategic alternatives available to Ketch, and to provide an opinion (our "Opinion") as to the fairness to the Ketch Unitholders, from a financial point of view, of the consideration to be received by Ketch Unitholders pursuant to a transaction that may result from the pursuit of one or more of those strategic alternatives. In consideration for our services, including the provision of our Opinion, Tristone is to be paid a fee, the amount of which is contingent on the

2020 Royal Bank Building - 335 – 8th Avenue SW
Calgary, Alberta T2P 1C9
Phone: (403) 294-9541
Fax: (403) 294-9543

success of the Arrangement, and is to be reimbursed for reasonable out-of-pocket expenses. In addition, Tristone is to be indemnified by Ketch under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Ketch or any of its securities, assets or liabilities and our Opinion should not be construed as such.

Our Opinion may be relied upon by the Board for the purposes of considering the Arrangement and the Board's recommendation to the Ketch Unitholders with respect to the Arrangement, and, except for its inclusion, and the inclusion of a summary of and references thereto, in the Information Circular, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without our express prior written consent. Our Opinion is not to be construed as a recommendation to any Ketch Unitholder as to whether or not such holder should vote in favour of the Arrangement.

Credentials of Tristone

Tristone is a fully registered investment dealer focusing on Canadian and international companies participating in oil and gas exploration, production and services, energy transportation, and energy income trusts. Tristone provides investment banking, mergers and acquisitions, equity sales, research and trading services to Canadian and international companies active in or investing in the energy industry. The wording of our Opinion and the form and content hereof have been approved for release by a committee of the managing directors of Tristone, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Tristone

None of Tristone, its affiliates and its associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Ketch or Advantage, or any of their respective associates or affiliates (collectively, "Interested Parties"). Tristone is not acting as an advisor to Ketch or Advantage, or any other interested party, in connection with any matter, other than acting as financial advisor to Ketch as outlined above.

Tristone acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have and may in the future have positions in the securities of Ketch and Advantage, and from time to time, may have executed or may execute transactions on behalf of Ketch and Advantage or clients for which it received or may receive compensation. In addition, as an investment dealer, Tristone conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Ketch or Advantage.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between Tristone and Ketch, or any other Interested Party, with respect to any future business dealings. Tristone may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Ketch, Advantage or any other Interested Party.

Scope of Review

In carrying out this engagement and in formulating our Opinion, we have reviewed, considered, conducted, undertaken, and relied upon, among other things:

I. The Arrangement Agreement;

II. A draft of the Information Circular;

III. The letter agreement dated April 24, 2006 between Advantage, Advantage Oil & Gas Ltd. and Advantage Investment Management Ltd. with respect to the internalization of Advantage's management;

IV. The audited financial statements of Ketch as at and for the year ended December 31, 2005 and together with the notes thereto and the auditor's report thereon;

V. Ketch's management discussion and analysis for the year ended December 31, 2005;

VI. Ketch's unaudited interim financial statements and management discussion and analysis for each of the quarters ended September 30, 2005, June 30, 2005, and March 31, 2005;

VII. A draft of Ketch's interim financial statements for the quarter ended March 31, 2006;

VIII. Ketch's Statement of Reserves Data and Other Oil and Gas Information as at December 31, 2005;

IX. Ketch's Annual Report to Unitholders for the year ended December 31, 2005;

X. Ketch's' Annual Information Form for the year ended December 31, 2005, dated March 27, 2006;

XI. Ketch's Management Information Circular dated March 27, 2006 for the annual meeting of Ketch Unitholders to be held on May 16, 2006;

XII. All press releases issued by Ketch since January 20, 2005;

XIII. The Final Short Form Prospectus of Ketch dated May 10, 2005;

XIV. Discussions with Ketch management with regard to, among other things, the business, operations, assets and future potential of Ketch;

XV. Certain internal financial information, financial and operational projections of Ketch as provided by Ketch management;

XVI. The audited financial statements of Advantage as at and for the years ended December 31, 2005 and December 31, 2004, together with the notes thereto and the auditor's report thereon;

XVII. Advantage's management discussion and analysis for the years ended December 31, 2005 and December 31, 2004;

XVIII. Advantage's unaudited interim financial statements and management discussion and analysis for each of the quarters ended September 30, 2005, June 30, 2005, and March 31, 2005;

XIX. A draft of Advantage's interim financial statements for the quarter ended March 31, 2006;

XX. Advantage's Annual Information Form for the year ended December 31, 2005, dated March 7, 2006;

XXI. Advantage's Annual Report to Unitholders for the year ended December 31, 2005;

XXII. Advantage's Management Information Circular dated March 7, 2006 for the annual general and special meeting of Advantage Unitholders to be held on April 26, 2006;

XXIII. All press releases issued by Advantage since December 31, 2004;

XXIV. Advantage's management agreement with AIM dated May 24, 2001 and amended and restated as of October 4, 2004 and December 30, 2005;

XXV. Discussions with Advantage management with regard to, among other things, the business, operations, assets and future potential of Advantage;

XXVI. Certain internal financial information, financial and operational projections of Advantage as provided by Advantage management;

XXVII. Publicly available information related to the business, operations, financial performance and stock trading histories of Ketch, Advantage and other selected public oil and gas entities;

XXVIII. Data with respect to other transactions of a comparable nature considered by Tristone to be relevant;

XXIX. Other information, analyses and investigations as Tristone considered appropriate in the circumstances; and

XXX. Certificates of senior officers of Ketch and Advantage dated May 12, 2006.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, and information relating to Ketch and Advantage, or provided to us by Advantage, Ketch and their respective affiliates or advisors or otherwise pursuant to our engagement (collectively the "Information"), and our Opinion is conditional upon such completeness, accuracy and fairness. We have not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Ketch and Advantage have represented to us, in certificates delivered as at the date hereof (referred to in Section XXX in the Scope of Review), among other things, that the Information provided to us on behalf of Ketch and Advantage was complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Ketch or

Advantage or in Ketch's or Advantage's assets, liabilities (contingent or otherwise), business or operations, as the case may be, and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered as of the date hereof on the basis of securities markets, economic and general business and financial conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Ketch and Advantage as they were reflected in the Information and in other documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Ketch, Advantage or their respective businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after the date hereof.

In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

In arriving at our Opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement, and we express no opinion on such procedures. We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of legal and tax counsel to Ketch and express no view thereon. The Arrangement is subject to a number of conditions outside the control of Ketch and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied (or waived by the appropriate parties) in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering our Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Arrangement Agreement to be described in the Information Circular, or that the Arrangement will be implemented at all. Our Opinion has been provided solely for the use of the Board as contemplated herein and is not intended to be, and does not constitute, a recommendation as to whether any Ketch Unitholder should vote in favour of the Arrangement.

Our conclusion set forth below as to the fairness, from a financial point of view, of the consideration to be received by Ketch Unitholders under the Arrangement is based on our review of the Arrangement as a whole rather than on any particular elements of the Arrangement, and our Opinion should be read in its entirety.

Conclusion

Based upon and subject to the foregoing, and such other matters as we consider relevant, Tristone is of the opinion that, as of the date hereof, the consideration to be received by the Ketch Unitholders under the Arrangement is fair, from a financial point of view, to Ketch Unitholders.

Yours very truly,

Tristone Capital Inc.

Tristone Capital Inc.

APPENDIX G

ADVANTAGE PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Board of Directors of Advantage Oil & Gas Ltd.

We have read the accompanying unaudited pro forma combined balance sheet of Advantage Energy Income Fund (the "Fund") as at December 31, 2005 and the unaudited pro forma combined statement of income for the year then ended, and have performed the following procedures:

1. Compared the figures in the columns captioned "Advantage Energy Income Fund" to the audited consolidated financial statements of the Fund as at December 31, 2005 and for the year then ended, and found them to be in agreement.
2. Compared the figures in the columns captioned "Ketch Resources Trust" to the audited consolidated financial statements of Ketch Resources Trust as at December 31, 2005 and for the year then ended, and found them to be in agreement.
3. Made enquires of certain officials of the Fund who have responsibility for financial and accounting matters about:
   a) the basis for the determination of the pro forma adjustments; and
   b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:
   a) described to us the basis for determination of the pro forma adjustments; and
   b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other applicable columns as at December 31, 2005 and for the year then ended and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "*KPMG LLP*"
Chartered Accountants
Calgary, Canada
May 12, 2006

Advantage Energy Income Fund
Pro Forma Combined Balance Sheet
December 31, 2005
Unaudited

(thousands of dollars)	Advantage Energy Income Fund	Ketch Resources Trust		Pro Forma Adjustments	Pro Forma Combined
Assets					
Current assets					
Accounts receivable	$ 51,788	$ 51,963		$ -	$ 103,751
Prepaid expenses and deposits	7,791	4,514		-	12,305
Hedging asset	-	25		-	25
	59,579	56,502		-	116,081
Fixed assets	907,795	535,734	2a)	425,746	1,869,275
Goodwill	45,473	80,542	2b)	85,530	211,545
Deferred charges, net of amortization	-	2,479	2c)	(2,479)	-
	$ 1,012,847	**$ 675,257**		**$ 508,797**	**$ 2,196,901**
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 76,371	$ 64,347	2d)	$ 10,407	$ 151,125
Cash distributions payable to Unitholders	14,462	7,198		-	21,660
Current portion of capital lease obligations	358	1,231		-	1,589
Bank indebtedness	-	3,821		-	3,821
	91,191	76,597		10,407	178,195
Capital lease obligations	1,346	1,282		-	2,628
Bank indebtedness	252,476	125,000		-	377,476
Convertible debentures	126,081	66,086	2e)	3,914	196,081
Asset retirement obligations	21,263	10,450		-	31,713
Future income taxes	99,026	26,486	2f)	144,754	270,266
Other long-term liabilities	-	122	2g)	(122)	-
	591,383	**306,023**		**158,953**	**1,056,359**
Non-controlling Interest					
Exchangeable shares	**2,369**	**-**	2j)	**(2,369)**	**-**
Unitholders' Equity					
Unitholders' capital	681,574	371,644	2h), 2i), 2j)	392,462	1,445,680
Convertible debentures equity component	6,159	4,355	2e)	(3,014)	7,500
Contributed surplus	1,036	1,168	2h)	(1,168)	1,036
Accumulated income	177,709	69,612	2h), 2i)	(113,612)	133,709
Accumulated cash distributions	(447,383)	(77,545)	2h)	77,545	(447,383)
	419,095	**369,234**		**352,213**	**1,140,542**
	$ 1,012,847	**$ 675,257**		**$ 508,797**	**$ 2,196,901**

Advantage Energy Income Fund
Pro Forma Combined Statement of Income
Year ended December 31, 2005
Unaudited

(thousands of dollars, except for per Unit amounts)	Advantage Energy Income Fund	Ketch Resources Trust		Pro Forma Adjustments	Pro Forma Combined
Revenue					
Petroleum and natural gas	$ 376,572	$ 223,308	3a)	$ 25,451	$ 625,331
Unrealized hedging gain (loss)	214	(935)		-	(721)
Royalties, net of Alberta Royalty Credit	(74,290)	(54,993)	3a), 3b)	(5,997)	(135,280)
	302,496	**167,380**		**19,454**	**489,330**
Expenses					
Operating	57,941	30,931	3a)	2,900	91,772
Transportation	-	4,847		-	4,847
General and administrative	5,452	4,978		-	10,430
Unit-based compensation	-	762		-	762
Management fee	3,665	-	3c)	2,236	5,901
Performance incentive	10,544	-		-	10,544
Interest	10,275	5,608		-	15,883
Interest and accretion on convertible debentures	13,392	3,283	3d)	(763)	15,912
Depletion, depreciation and accretion	135,096	72,336	3e)	77,102	284,534
Plan of Arrangement	-	3,420		-	3,420
	236,365	**126,165**		**81,475**	**444,005**
Income before taxes and non-controlling interest	66,131	41,215		(62,021)	45,325
Future income tax reduction	(11,371)	(8,244)	3f)	(21,347)	(40,962)
Income and capital taxes	2,198	1,012	3g)	960	4,170
	(9,173)	(7,232)		(20,387)	(36,792)
Net income before non-controlling interest	75,304	48,447		(41,634)	82,117
Non-controlling interest	232	-	3h)	(232)	-
Net income	**$ 75,072**	**$ 48,447**		**$ (41,402)**	**$ 82,117**
Net income per Trust Unit					
Basic	**$ 1.33**	**$ 0.96**		3i)	**$ 0.90**
Diluted	**$ 1.32**	**$ 0.96**		3i)	**$ 0.90**

ADVANTAGE ENERGY INCOME FUND
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma combined balance sheet as at December 31, 2005 and the unaudited pro forma combined statement of income for the year ended December 31, 2005 (the "Pro Forma Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion in the Joint Information Circular and Proxy Statement of Advantage Energy Income Fund ("Advantage" or the "Fund") and Ketch Resources Trust ("Ketch") dated May 12, 2006. The Pro Forma Financial Statements reflect the financial position and earnings assuming the acquisition of Ketch had occurred on December 31, 2005 and January 1, 2005, respectively. The Pro Forma Financial Statements have been prepared from the following financial statements and financial information:

a) The audited consolidated balance sheet and consolidated statement of income and accumulated income of Advantage as at and for the year ended December 31, 2005 including the notes thereto; and
b) The audited consolidated balance sheet and consolidated statement of earnings and accumulated earnings of Ketch as at and for the year ended December 31, 2005 including the notes thereto.

These Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements of Advantage and Ketch, including the notes to the audited consolidated financial statements.

In the opinion of Advantage management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation. The Pro Forma Financial Statements may not necessarily be indicative of the financial results or operations that would have occurred if the acquisitions and related events reflected herein and described in Notes 2 and 3 to the Pro Forma Financial Statements had occurred on the assumed dates or the results that may be obtained in future periods. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and related cost savings that may result from combining the operations of Advantage and Ketch. Further, adjustments have not been made to reflect the administrative efficiencies that may result from combining the operations of Advantage and Ketch.

2. PRO FORMA COMBINED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

Ketch Acquisition

The proposed acquisition of Ketch by Advantage is detailed in the Plan of Arrangement (the "Arrangement") and outlined in the Joint Information Circular and Proxy Statement dated May 12, 2006, which is subject to approval by two-thirds of the Unitholders of both Advantage and Ketch, anticipated to occur on June 22, 2006.

Under the Arrangement, Advantage will acquire the net assets of Ketch whereby each Ketch Trust Unit will be exchanged for 0.565 of an Advantage Trust Unit, resulting in total estimated consideration of $728.1 million, including acquisition costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The actual fair values of the net assets acquired and liabilities assumed will be determined subsequent to final approval of the transaction when the acquisition is completed. The allocation of the purchase price will be subject to further refinement as certain cost estimates are realized and the tax balances are finalized. For purposes of preparing the Pro Forma Combined Balance Sheet, the estimated purchase price has been allocated to the net assets acquired and liabilities assumed based on the estimated fair values at December 31, 2005 as follows:

Net assets acquired and liabilities assumed: *(000's)*		Consideration: *(000's)*	
Fixed assets	$ 961,480	32,507,102 Trust Units issued	$ 717,737
Goodwill	166,072	Acquisition costs incurred	10,407
Future income taxes	(171,240)		$ 728,144
Bank indebtedness	(128,821)		
Convertible debentures, liability	(70,000)		
Convertible debentures, equity	(1,341)		
Net working capital (deficiency)	(15,043)		
Asset retirement obligations	(10,450)		
Capital lease obligations	(2,513)		
	$ 728,144		

The value of the Trust Units to be issued was determined based on the weighted average trading value of Advantage Trust Units before and after the terms of the acquisition were agreed to and announced.

The following pro forma adjustments have been made to the Pro Forma Combined Balance Sheet to reflect Advantage's acquisition of Ketch assuming the acquisition occurred on December 31, 2005:

a) Fixed assets from the acquisition are shown at $961.5 million representing the estimated fair value of all petroleum and natural gas assets.

b) Goodwill of $166.1 million represents the amount of consideration in excess of the fair value assigned to the net identifiable assets and liabilities acquired.

c) Ketch's deferred charges relate to issuance costs associated with their convertible debenture offering. Such costs have been removed as no value is attributable and the convertible debentures have been separately valued.

d) Additional liabilities of $10.4 million comprise estimated transaction costs associated with the Plan of Arrangement, severance costs, and other integration related costs.

e) The valuation of convertible debentures has been adjusted to reflect Advantage's assumption of the outstanding convertible debentures at a fair value of $70.0 million for the liability component and $1.3 million for the equity component. The valuation is determined based on prevailing interest rates, trading values of the convertible debentures, trading values of the Trust Units, expected yield, expected volatility, and other relevant factors. On closing of the acquisition, the conversion price of the outstanding convertible debentures will be adjusted to approximately $24.96 based on the exchange ratio of 0.565.

f) Upon closing of the acquisition, the net assets, liabilities and operations of Ketch's operating company will be amalgamated with Advantage's operating company and continue as Advantage Oil & Gas Ltd. A future tax liability of $171.2 million has been ascribed that relates to differences between the accounting and tax bases of the operating company's assets and liabilities as a result of the acquisition. In the Fund's structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time.

g) No value has been assigned to the other long-term liabilities of Ketch which represents the unvested portion of RTU's issued in 2005 and 2006.

h) Unitholders' capital of $717.7 million has been recorded which represents the fair value of issuing 32,507,102 Trust Units of Advantage as consideration for the acquisition of the net assets and liabilities of Ketch. The other components of Ketch's Unitholders' Equity consisting of contributed surplus,

accumulated income and accumulated cash distributions have been removed. The changes in Advantage's unitholders' capital from December 31, 2005 are as follows:

	Number of Units	Amount *(000's)*
Balance at December 31, 2005	57,846,324	$ 681,574
Trust Units issued on Ketch acquisition (note 2h)	32,507,102	717,737
Internalization of external management contract (note 2i)	1,933,216	44,000
Redemption of exchangeable shares (note 2j)	127,013	2,369
Balance per Pro Forma Combined Balance Sheet	92,413,655	$ 1,445,680

i) On April 25, 2006, Advantage announced plans to internalize the external management contract structure and eliminate all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44.0 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-day volume weighted average price on the TSX of $22.76 per Advantage Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The $44.0 million settlement has been charged to accumulated income and recorded as unitholders' capital as at December 31, 2005.

Other Pro Forma Adjustments

j) On March 8, 2006 Advantage's operating company elected to exercise its redemption right to redeem all of the remaining Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by the delivery of Advantage Trust Units equal to the Exchange Ratio in effect on May 9, 2006. Therefore, non-controlling interest represented by outstanding Exchangeable Shares has been reclassified to unitholders' capital.

3. PRO FORMA COMBINED STATEMENT OF INCOME ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Combined Statement of Income has been prepared to reflect the earnings of Advantage assuming the acquisition of Ketch occurred on January 1, 2005 based on the purchase price allocation as detailed in Note 2. The adjustments to the Pro Forma Combined Statement of Income to reflect the impact of assuming the Ketch acquisition occurred on January 1, 2005 are summarized as follows:

a) On May 31, 2005, Ketch announced the completion of the acquisition of natural gas assets at Martin Creek in northeastern British Columbia and at Lookout Butte in southern Alberta from Pioneer Natural Resources Canada Inc. (the "Pioneer Acquisition") for total consideration of approximately $249.3 million, net of purchase price adjustments. The results of operations from the Pioneer Acquisition are included in the financial results of Ketch beginning May 31, 2005. The unaudited net operations for the period from January 1 to May 31, 2005 have been included in the pro forma adjustments as follows:

	(000's)
Petroleum and natural gas revenue	$ 25,451
Royalties	5,497
	19,954
Operating expenses	2,900
Net operations	$ 17,054

b) Royalties have been increased by $0.5 million to represent the maximum Alberta Royalty Credit available to Advantage as if Ketch had been acquired on January 1, 2005.

c) Management fees have been increased by $2.2 million representing 1.5% of the additional operating cash flow from Ketch and the Pioneer Acquisition (note 3a) that would have been payable to the Manager pursuant to the Management Agreement as if the acquisition had occurred on January 1, 2005.

d) Accretion expense on convertible debentures has been decreased by $0.8 million due to the adjustment of the convertible debenture liability component to fair value (note 2e).

e) Depletion and depreciation expense has been increased $77.1 million. Depletion and depreciation expense was determined using the "full cost" method of accounting based on combined proved reserves, future development costs, costs for unproved properties and production volumes consistent with Advantage's current accounting policies. The purchase price allocation to fixed assets associated with the acquisition has been assumed to occur on January 1, 2005 and accordingly increases the depletion and depreciation expense recorded throughout the year.

f) A future income tax reduction of $21.3 million has been recorded representing the tax impact associated with the adjustments to the Pro Forma Combined Statement of Income. Due to Advantage's trust structure, future income taxes generally do not have a direct relationship to income as payments made between the operating company and the Fund effectively transfer income tax obligations to the Unitholders through distributions. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future. With regards to the pro forma adjustments, Advantage has made no assumptions or adjustments concerning the nature and extent of the income that may have been paid by the operating company to the Fund and the impact that this may have had on distributions and the resulting future tax reduction.

g) Capital taxes have been increased $1.0 million related to the increased equity of the Fund's operating company due to the acquisition of Ketch.

h) Non-controlling interest expense has been eliminated due to the redemption of all remaining outstanding Exchangeable Shares which occurred on May 9, 2006 (note 2j).

i) The pro forma basic weighted average number of Advantage Trust Units outstanding for the year ended December 31, 2005 is 91,331,962, including 32,507,102 Trust Units in connection with the Ketch acquisition and 1,933,216 related to internalization of management, both transactions assumed to occur on January 1, 2005, and 298,341 Trust Units representing the weighted average Exchangeable Shares outstanding during 2005 and also assumed to have been redeemed on January 1, 2005. The pro forma diluted weighted average number of Trust Units was 91,478,460, which excluded the impact of Advantage's and Ketch's convertible debentures as they are considered anti-dilutive.

APPENDIX H

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX I

ADVANTAGE RU PLAN

ADVANTAGE ENERGY INCOME FUND

Restricted Unit Incentive Plan

1. The Plan

A Restricted Unit Incentive plan (the "**Plan**") pursuant to which restricted units ("**Restricted Units**") may be granted to the officers, employees and directors of Advantage Energy Income Fund (the "**Trust**") or any of its subsidiaries, including Advantage Oil & Gas Ltd. (the "**Corporation**"), is hereby established on the terms and conditions herein set forth. This Plan is a full-value unit plan using the value of trust units of the Trust (the "**Trust Units**") as the basis for the Restricted Units.

2. Purposes

The principal purposes of this Plan are as follows:

(a) to retain and attract qualified officers, employees and directors that the Trust and the Trust Affiliates require;

(b) to promote a proprietary interest in the Trust by such officers, employees and directors, and to encourage such individuals to remain in the employ or service of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the business of the Trust;

(c) to reward and encourage performance of certain officers, employees and directors; and

(d) to focus officers, employees and directors of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

3. *Definitions*

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "**Adjustment Ratio**" means, with respect to any Restricted Unit, the ratio used to adjust the number of Trust Units to be issued on the applicable Issue Date(s) pertaining to such Restricted Unit determined in accordance with the terms of this Plan; and, in respect of each Restricted Unit, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Fair Market Value of the Trust Units on the Distribution Payment Date;

(b) "**Base Salaries**" means the aggregate amount paid to eligible Service Providers consisting of all base salaries paid to employees (excluding variable compensation) and directors fees paid to directors for the applicable Return Period;

(c) "**Board**" means the board of directors of the Corporation as it may be constituted from time to time;

(d) "**Change of Control**" means:

(i) the acceptance and sale by the Unitholders or holders of voting shares of the Corporation, representing in the aggregate more than fifty (50%) percent of all issued and outstanding

Trust Units or voting shares of the Corporation, as the case may be, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Trust Units or voting shares of the Corporation; or

(ii) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Trust Units or shares of the Corporation acquired), directly or indirectly, of the beneficial ownership of such number of Trust Units or shares of the Corporation or rights to Trust Units or voting shares of the Corporation, which together with such person's then owned Trust Units or voting shares and rights to acquire Trust Units or voting shares, if any, represent (assuming the full exercise of such rights to acquire Trust Units or voting shares) more than fifty (50%) percent of the combined voting rights of the Trust Units or the Corporation's then outstanding voting shares, together with the Trust Units or voting shares that would be outstanding on the full exercise of the rights to acquire Trust Units or voting shares and such person's previously owned rights to acquire Trust Units or voting shares; or

(iii) the closing of a transaction whereby either the Trust or the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Unitholders or shareholders of the Corporation prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv) the passing of a resolution by the Board, or Unitholders or shareholders of the Corporation to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a *bona fide* reorganization of the Trust or Corporation in circumstances where the business of the Corporation is continued and where the unitholdings or shareholdings, as the case may be, remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(v) individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi) the sale by either the Trust or the Corporation of all or substantially all of its respective assets; or

(vii) the termination of the Trust;

(e) "**Committee**" has the meaning set forth in Section 4 hereof provided that if the Compensation or another committee is not appointed or authorized to administer this Plan by the Board, all references in this Plan to the Committee will be deemed to be references to the Board;

(f) "**Corporation**" means Advantage Oil & Gas Ltd.;

(g) "**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

(h) "**Distribution Payment Date**" means any date that a Distribution is distributed to Unitholders;

(i) "**Distribution Record Date**" means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(j) "**Effective Date**" has the meaning ascribed thereto in Section 18 hereof;

(k) "**Exchanges**" means the TSX and the NYSE, or such other stock exchanges on which the Trust Units are then listed and posted for trading from time to time;

(l) "**Fair Market Value**" with respect to a Trust Unit, as at any date means the weighted average of the prices at which the Trust Units traded on the Exchanges (or, if the Trust Units are not then listed and posted for trading on the Exchanges, on such stock exchange on which the Trust Units are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Trust Units traded on such Exchanges immediately preceding such date (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day). In the event that the Trust Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Trust Units as determined by the Board in its discretion, acting reasonably and in good faith;

(m) "**Grant Date**" means on or prior to January 15 in respect of the immediately prior Return Period;

(n) "**Grantee**" has the meaning set forth in Section 5 hereof;

(o) "**Issue Date**" means, with respect to any Restricted Unit, the date upon which Trust Units awarded thereunder shall be issued to the Grantee of such Restricted Unit;

(p) "**Market Capitalization**" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

(q) "**Mercer**" means Mercer Human Resource Consulting, independent compensation consultants or such other compensation consultants as determined from time to time by the Committee;

(r) "**Noon Buying Rate**" means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York;

(s) "**Notice Date**" has the meaning set forth in Section 7(d)(ii) hereof;

(t) "**NYSE**" means the New York Stock Exchange;

(u) "**Participation Factor**" means the Service Provider Participation Percentage multiplied by the sum of (i) 2/3 X the Total Return Percentage; and (ii) 1/3 X the Total Return Percentage X the Peer Group Factor for the Return Period as determined by the Committee;

(v) "**Peer Group**" means, generally, comparable public Canadian oil and gas issuers that are trusts and competitors of the Trust and which shall be determined from time to time by the Committee;

(w) "**Peer Group Factor**" means the multiplier determined based on the Percentile Rank as outlined in Schedule "1" attached hereto and having a minimum multiplier of 0.4 and a maximum multiplier of 1.6;

(x) "**Percentile Rank**" means, at any time when used to determine the Peer Group Factor applicable to adjust the number of Restricted Units available for grant for the next Return Period, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units of members of the Peer Group over the previous Return Period;

(y) "**Restricted Unit**" means an award of Trust Units under this Plan designated as a "Restricted Unit" in the Unit Award Agreement pertaining thereto, which Trust Units shall be issued on the Issue Date(s) determined in accordance with Section 7(b)(i) hereof, subject to adjustment pursuant to the provisions of such Section 7(b)(i);

(z) "**Return Period**" means the period for which the number of Restricted Units eligible for granting is calculated; which period shall be a calendar year, except for the year ended December 31, 2006, in which case the return period shall commence on the Effective Date;

(aa) "**RU Pool**" means, subject to Section 6(a), for a given Return Period, the Market Capitalization for the Return Period multiplied by the Participation Factor;

(bb) "**Service Provider**" has the meaning set forth in Section 5 hereof;

(cc) "**Service Provider Participation Percentage**" means the percentage determined by the Board at the beginning of each Return Period with the initial Service Provider Participation Percentage being set at 2.5%;

(dd) "**Settlement Amount**" has the meaning set forth in Section 7(c) hereof;

(ee) "**Total Return Percentage**" means the annual rate of return percentage to a holder of a Trust Unit for a particular Return Period based on the difference between the Unit Market Price at the beginning and end of the Return Period plus the cash distributions per Trust Unit divided by the Unit Market Price at the beginning of the Return Period, provided that such annual rate of return, for the purposes of calculating the RU Pool, cannot exceed 32.5%;

(ff) "**Total Unitholder Return**" means, with respect to any period, the total return to Unitholders on the Trust Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Trust Units on the Exchanges over such period;

(gg) "**Trust**" means Advantage Energy Income Fund;

(hh) "**Trust Affiliate**" means a corporation, partnership or trust that is affiliated with the Corporation or the Trust (within the meaning of the Securities Act (Alberta)) and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;

(ii) "**Trust Units**" means trust units of the Trust;

(jj) "**TSX**" means the Toronto Stock Exchange;

(kk) "**Unit Award Agreement**" has the meaning set forth in Section 7 hereof; and

(ll) "**Unit Market Price**" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the seven (7) consecutive trading days immediately preceding such date and the seven (7) consecutive trading days from and including such date, on the TSX and the NYSE (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day) or, if on such date the Trust Units are not listed on the TSX or the NYSE, on the principal stock exchanges upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors.

(mm) "**Unitholder**" means a holder of Trust Units.

4. Administration

This Plan shall be administered by the Human Resources, Compensation and Corporate Governance Committee of the Board or such other committee as the Board considers appropriate (the "**Committee**").

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a) the authority to make grants of Restricted Units;

(b) to determine the Fair Market Value of the Trust Units on any date;

(c) to determine the Service Providers to whom Restricted Units shall be granted;

(d) to determine the number of Trust Units to be covered by each Restricted Unit;

(e) to determine members of the Peer Group from time to time;

(f) to determine the Total Unitholder Return of the Trust and the Peer Group at any time;

(g) to prescribe, amend and rescind rules and regulations relating to this Plan;

(h) to interpret this Plan;

(i) to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with grants of Restricted Units;

(j) to recommend to the Board the acceleration of the Issue Date for all or any Restricted Units; and

(k) to make all other determinations deemed necessary or advisable for the administration of this Plan.

The determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under this Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Restricted Unit in any year shall not require the Committee to approve the grant of a Restricted Unit to any Service Provider in any other year; nor shall the Committee's decision with respect to the size or terms and conditions of a Restricted Unit in any year require it to approve the grant of Restricted Units of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of Restricted Units to any Service Provider solely because such Service Provider may previously have been granted Restricted Units under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate. No Service Provider has any claim or right to be granted Restricted Units.

5. Eligibility and Award Determination

Restricted Units may be granted only to persons, who are officers, employees or directors of the Trust or any Trust Affiliates (collectively, "**Service Providers**"); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Units may be granted ("**Grantees**") and the number of Restricted Units to be covered by each grant, the Committee may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a) compensation data for comparable benchmark positions among the Peer Group;

(b) the duties, responsibilities, position and seniority of the Grantee;

(c) recommendations of management as to the appropriate allocations of Restricted Units to eligible Grantees;

(d) the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e) any cash bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust; and

(f) such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

6. Reservation of Trust Units

(a) ***Maximum Trust Units Available under the Plan*** - Subject to Sections 7(b)(i)(2), 7(b)(ii) and 9 of this Plan, the number of Trust Units reserved for issuance from time to time pursuant to Restricted Units shall not exceed a number of Trust Units equal to 5% of the issued and outstanding Trust Units from time to time. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the unitholders of the Trust.

(b) ***Reloading of Restricted Units*** - If any Restricted Units granted under this Plan shall expire, terminate or be cancelled for any reason without the Trust Units issuable thereunder having been issued in full or if any Trust Units are issued pursuant to any Restricted Units granted under this Plan, any such Trust Units shall be available for the purposes of the granting of further Restricted Units under this Plan. The "reloading" of Restricted Units as described in TSX Staff Notice #2004-0002 is permitted under the Plan.

(c) ***Annual Maximum Restricted Units Available for Grant*** - Subject to Sections 6(a) and 7(a), the number of Restricted Units eligible for grant on an annual basis shall be equal to the lesser of: (i) RU Pool calculated based on the immediately prior Return Period; or (ii) 175% of the Base Salaries of all Service Providers participating in the Plan, in each case divided by the Unit Market Price at December 31 of the applicable Return Period;

(d) ***Discretionary Restricted Units Available for Annual Grant*** - Subject to Sections 6(a) and 7(a), if, in a given year, the Total Unitholder Return is equal to or less than zero, but the Trust has a Percentile Rank for the particular Return Period that is in the top 1/3 of the Peer Group, the Committee shall have discretion to establish an RU Pool based upon Mercer's P50 category. Subject to Sections 6(a) and 7(a), if, in a given year, the Total Unitholder Return is equal to or less than zero, but the Trust has a Percentile Rank for the particular Return Period that is in the middle 1/3 of the Peer Group, the Committee shall have discretion to establish an RU Pool based upon Mercer's P25 category.

7. Terms and Conditions of Grants of Restricted Units

Each grant of Restricted Units shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Trust and the Grantee (a "**Unit Award Agreement**"), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee or the Board, in its discretion, shall establish):

(a) ***Number and Type of Trust Units*** - The Committee shall determine the number of Restricted Units to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as a "Restricted Unit" in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Units which, together with all Restricted Units then held by such Grantee, would entitle such Grantee to receive a number of Trust Units which is greater than 5% of the outstanding Trust Units, calculated on an undiluted basis. In addition: (i) the number of Trust Units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units. For this purpose, "insiders" and "security based compensation arrangements" have the meanings ascribed thereto in Part VI of the Company Manual of the TSX. The number of Trust Units issuable pursuant to this Plan to a director of the Corporation who is not an officer or employee of the Trust or a Trust Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

(b) ***Issue Dates and Adjustment of Restricted Units***

(i) Restricted Units - Subject to Section 7(d) hereunder, with respect to any Restricted Unit, the Issue Dates for the issuance of Trust Units thereunder shall be as follows:

(A) as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the Grant Date;

(B) as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the first anniversary of the Grant Date; and

(C) as to the remaining one-third of the Trust Units awarded pursuant to such Restricted Unit, on the second anniversary of the Grant Date;

provided, however, that:

(1) in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Trust Units awarded pursuant to such Restricted Unit that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(2) immediately prior to each Issue Date, the number of Trust Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Unit.

(ii) Board Discretion to Accelerate the Issue Date - Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Restricted Units at any time and from time to time.

(c) ***Surrender of Restricted Units*** – At any time when the Trust Units are listed and posted for trading on the Exchange, a Grantee may elect on any Issue Date pertaining to a Restricted Unit, subject to the consent of the Trust, that the Trust pay an amount in cash equal to the aggregate current market value of the Trust Units (as adjusted in accordance with the relevant provisions set forth in Section 7(b) and based on the closing price of the Trust Units on the TSX on the trading day immediately preceding such Issue Date) (the "**Settlement Amount**") in consideration for the surrender by the Grantee to the Trust of the right to receive Trust Units under such Restricted Unit. Following such election and the acceptance thereof by the Trust, the Trust shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 10 hereof) and sent by pre-paid mail or delivered to the Grantee. The Trust and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Trust Units in which case the number of Trust Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchanges or from the Trust, as an issuance of treasury Trust Units, or a combination thereof; provided, however, that the aggregate number of Trust Units that may be so acquired on the Exchanges within any 12 month period shall not exceed 5% of the issued and outstanding Trust Units as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d) ***Termination of Relationship as Service Provider*** – Unless otherwise: (i) provided in a Unit Award Agreement pertaining to a particular grant of Restricted Units; (ii) provided in any written employment agreement governing a Grantee's role as a Service Provider; (iii) determined by the Board, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i) Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such

termination, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

(ii) *Termination not for cause* - If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Awards Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

(iii) *Voluntary Resignation* - If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee's death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Restricted Unit shall not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate so long as the Grantee continues to be a Service Provider.

(iv) *Death* - If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date of such Grantee's death.

8. Rights as a Unitholder

Until the Trust Units granted pursuant to any Restricted Units have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Units has been made shall not possess any incidents of ownership of such Trust Units including, for greater certainty and without limitation, the right to receive Distributions on such Trust Units and the right to exercise voting rights in respect of such Trust Units. Such Grantee shall only be considered a Unitholder in respect of such Trust Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

9. Effect of Certain Changes

In the event:

(a) of any change in the Trust Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b) that any rights are granted to Unitholders to purchase Trust Units at prices substantially below Fair Market Value; or

(c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Trust Units are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Units and to any Unit Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10. Withholding Taxes

When a Grantee or other person becomes entitled to receive Trust Units under, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a) the tendering by the Grantee of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(b) the withholding by the Corporation or the Trust, as the case may be, from the Trust Units otherwise due to the Grantee such number of Trust Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c) the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Trust Units so withheld is sufficient to satisfy the total withholding tax obligation.

11. Non-Transferability

Subject to Section 7(d)(v), the right to receive Trust Units pursuant to Restricted Units granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Units shall terminate and be of no further force or effect.

12. Amendment and Termination of Plan

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of this Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchanges. Any amendment to this Plan shall take effect only with respect to Restricted Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units with the mutual consent of the Corporation and the Service Providers to whom such Restricted Units have been made.

13. Compliance with Legal Requirements

The Trust shall not be obliged to issue any Trust Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Trust Units under any Restricted Units as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Trust Units in compliance with applicable laws, rules and regulations. The Trust shall not be required to qualify for

resale pursuant to a prospectus or similar document any Trust Units awarded under this Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Units hereunder in accordance with any such requirements.

14. No Right to Continued Employment

Nothing in this Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee's employment or service arrangement with the Trust or any Trust Affiliate.

15. Ceasing to be a Trust Affiliate

Except as otherwise provided in this Plan, Restricted Units granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and a Trust Affiliate. For greater certainty, all Restricted Units remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

16. Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

17. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

18. Effective Date

Subject to the approval of the unitholders of the Trust, this Plan shall take effect on the effective date of the Plan of Arrangement (the "**Effective Date**") involving, among other parties, the Trust, the Corporation, Ketch Resources Trust and Ketch Resources Ltd., and upon the acceptance of the Plan by the TSX and the NYSE (to the extent required) and any other relevant regulatory authority.

SCHEDULE 1

PEER GROUP FACTOR

Percentile Ranking				**Multiplier**
Less than	33.333%			0.40
Greater than or = to	33.333%	Less than	37.037%	0.52
Greater than or = to	37.037%	Less than	40.741%	0.64
Greater than or = to	40.741%	Less than	44.444%	0.76
Greater than or = to	44.444%	Less than	48.148%	0.88
Greater than or = to	48.148%	Less than	51.852%	1.00
Greater than or = to	51.852%	Less than	55.556%	1.12
Greater than or = to	55.556%	Less than	59.259%	1.24
Greater than or = to	59.259%	Less than	62.963%	1.36
Greater than or = to	62.963%	Less than	66.667%	1.48
Greater than or = to	66.667%			1.60

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc.
at the telephone numbers and location set out below:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-833-6980

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Banks and Brokers Call Collect: 416-867-2272

MERRILL CORPORATI
Printed in Canada
562646

ADVANTAGE

ENERGY INCOME FUND

Q1

2006 First Quarter Report

Financial and Operating Highlights

	Three months ended March 31, 2006	Three months ended March 31, 2005
Financial ($000)		
Revenue before royalties	**$ 86,901**	$ 83,209
per Unit [1]	**$ 1.48**	$ 1.54
per boe	**$ 54.49**	$ 43.44
Funds from operations	**$ 46,630**	$ 45,355
per Unit [2]	**$ 0.79**	$ 0.82
per boe	**$ 29.24**	$ 23.69
Net income	**$ 15,964**	$ 4,015
per Trust Unit - basic and diluted	**$ 0.27**	$ 0.07
Cash distributions declared	**$ 44,459**	$ 46,339
per Unit [2]	**$ 0.75**	$ 0.84
Payout ratio (%)	**95%**	102%
Expenditures on property and equipment	**$ 20,989**	$ 32,715
Working capital deficit [3]	**$ 18,644**	$ 43,403
Bank indebtedness (long-term)	**$ 278,777**	$ 196,362
Convertible debentures (face value)	**$ 113,531**	$ 144,504
Operating		
Daily Production		
Natural gas (mcf/d)	**65,768**	86,350
Crude oil and NGLs (bbls/d)	**6,760**	6,892
Total boe/d @ 6:1	**17,721**	21,284
Average prices (including hedging)		
Natural gas ($/mcf)	**$ 8.69**	$ 6.47
Crude oil and NGLs ($/bbl)	**$ 58.26**	$ 53.02
Supplemental (000)		
Trust Units outstanding at end of period	**59,468**	57,229
Trust Units issuable		
Convertible Debentures	**5,699**	7,360
Exchangeable Shares	**99**	182
Trust Units Rights Incentive Plan	**310**	310
Trust Units outstanding and issuable at end of period	**65,576**	65,081
Basic weighted average Units	**58,874**	54,191

[1] based on basic weighted average Trust Units outstanding
[2] based on Trust Units outstanding at each cash distribution record date
[3] working capital deficit excludes hedging liabilities

Message to Unitholders

Highlights of the first quarter include:

- Funds from operations for the first quarter was $46.6 million or $0.79 per Trust Unit compared to $45.4 million or $0.82 per Trust Unit for the same period of 2005. This represents a payout ratio of 95% of funds from operations for the three months ended March 31, 2006 and 82% for the twelve months ended March 31, 2006.
- The Fund declared three distributions during the quarter totalling $0.75 per Trust Unit. The distributions amounted to $0.25 per Trust Unit, payable on February 15, March 15 and April 17 to Unitholders of record on January 31, February 28 and March 31, respectively. Since inception, the Fund has distributed $492 million or $12.58 per Trust Unit.
- Production volumes in the first quarter of 2006 were 17,721 boe/d compared to 21,284 boe/d in the first quarter of 2005. First quarter 2006 production volumes were impacted by a one-time pay-out adjustment related to several wells, EUB production restrictions at Chip Lake and Nevis, shut-in gas production related to capacity constraints at third party facilities and minor non-core property dispositions in 2005. These adjustments impacted first quarter production by approximately 1,100 boe/d.
- Natural gas production for the first quarter of 2006 was 65.8 mmcf/d, compared to 86.4 mmcf/d reported in the first quarter of 2005. The reduction was due to normal declines, first quarter adjustments noted above and a shift in the Fund's capital expenditure program towards oil drilling at the end of Q1 2005 due to superior economics provided by high oil prices.
- Crude oil and natural gas liquids production averaged 6,760 bbls/d compared to 6,892 bbls/d in the first quarter of 2005 representing a decrease of 2%. The stability is due to continued successful development oil drilling. Advantage's crude oil production is mainly comprised of long life assets that exhibit low rates of decline.
- During the first quarter the Fund participated in the drilling of 10.4 net (26 gross) wells. Two horizontal oil wells were drilled at Nevis, and three vertical oil wells at Sunset. Single gas wells were also drilled on the Fund's core properties at Nevis and Sweetgrass. Other capital spending related to a variety of wells, with smaller working interests, and facilities necessary to support the 2005 and 2006 activity.
- Capital spending during Q1 totalled $21.0 million which is expected to generate initial production additions of approximately 1,240 boe/d. Approximately 700 boe/d of these production additions were added at the end of the quarter with the balance anticipated to come on-stream in the second quarter of 2006.

Proposed merger with Ketch Resources Trust:

- On April 25, 2006, Advantage and Ketch Resources Trust ("Ketch") announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and Ketch. The combined trust, which will retain the Advantage name, will have an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team, which will include key managers from both Advantage and Ketch. The merger will be accomplished through a Plan of Arrangement (the "Arrangement") by the exchange of each Ketch unit for 0.565 of an Advantage unit. The merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the Arrangement for total consideration of $44 million, which is to be settled through the issuance of 1,933,216 Trust Units. Unitholder meetings to approve the Arrangement will be held on June 22, 2006.
- Management of Advantage and Ketch entered into the Arrangement Agreement for the following reasons:
  - The merger is expected to create a stronger single entity with a more balanced portfolio of assets by combining Advantage's longer-life reserve base and infill drilling potential with Ketch's large undeveloped land base and significant prospect inventory.
  - Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administrative systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.
  - The combined trust will be managed by an experienced team of professionals comprised of key managers from both entities who have demonstrated their ability to deliver on acquisition, development, exploitation and financial management objectives.
  - Unitholders will benefit from an increase in property diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs.
  - The combined entity will have a market capitalization in excess of $2.1 billion and an enterprise value of approximately $2.7 billion, providing increased liquidity to Unitholders. Management of Advantage and Ketch anticipate that the increase in liquidity combined with the internalization of Advantage's existing management contract will lead to a broadening of the investor base resulting in a lower cost of capital thereby enhancing the combined entity's ability to compete for accretive acquisitions of new properties.
  - The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.
  - The Arrangement will provide Ketch Unitholders with greater exposure to U.S capital markets through Advantage's NYSE listing.

The following Management's Discussion and Analysis ("MD&A"), dated as of May 13, 2006, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we" or "our") for the three months ended March 31, 2006 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Non-GAAP Measures

The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

($000)	Three months ended March 31, 2006	Three months ended March 31, 2005
Cash provided by operating activities	$ 39,880	$ 38,608
Expenditures on asset retirement	1,033	407
Changes in non-cash working capital	5,717	6,340
Funds from operations	**$ 46,630**	**$ 45,355**

Forward-Looking Information

The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

Proposed Merger with Ketch Resources Trust

On April 25, 2006, the Fund and Ketch Resources Trust ("Ketch") announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and Ketch. The combined trust, which will retain the Advantage name, will have an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team which will include key management, technical and administrative personnel from both Advantage and Ketch.

The merger will be accomplished through a Plan of Arrangement (the "Arrangement") by the exchange of each Ketch unit for 0.565 of an Advantage unit. The transaction exchange ratio reflects a premium to Ketch Unitholders of 7.6% based on the respective closing price for each trust on April 24, 2006. The exchange will result in an 8.7% increase in distributions to Ketch Unitholders based on current distribution levels and a 37.5% increase in the proved plus probable reserve life index. Upon completion of the merger and the proposed internalization of the Advantage Management Contract, Advantage Unitholders will own approximately 65% of the combined trust and Ketch Unitholders will own approximately 35%.

Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of both Advantage's and Ketch's Unitholders. The Unitholder meetings required to approve the Arrangement will be held on June 22, 2006. An information circular dated May 12, 2006 has been prepared jointly by the trusts and mailed to Advantage and Ketch Unitholders.

The proposed merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the "Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-day volume weighted average price, ending April 24, 2006, on the Toronto Stock Exchange of $22.76 per Advantage Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The Fund will pay management fees and performance fees for the period January 1 to March 31, 2006 in the amount of $3.5 million. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

The agreement on internalization, which has received the approval of the Fund's Board of Directors, is subject to a number of terms and conditions including approval of the merger Arrangement by the Unitholders of Advantage and Ketch at a meeting to be held on June 22, 2006.

Overview

	Three months ended March 31		
	2006	2005	% change
Funds from operations ($000)	$ 46,630	$ 45,355	3%
per Trust Unit	$ 0.79	$ 0.82	(4)%
Net income ($000)	$ 15,964	$ 4,015	298%
per Trust Unit - Basic	$ 0.27	$ 0.07	286%
- Diluted	$ 0.27	$ 0.07	286%

Funds from operations increased 3% for the three months ended March 31, 2006, as compared to the same period of 2005. The increase in funds from operations has been primarily due to strong commodity prices offset by lower production. However, funds from operations per Trust Unit modestly decreased 4% due to the additional Trust Units issued and outstanding. Net income has increased 298% for the three months ended March 31, 2006, as compared to 2005. Net income per Trust Unit increased 286% for the three months ended March 31, 2006. The increase is mainly due to stronger commodity prices realized in the first quarter of 2006 and significant unrealized hedging losses in 2005. The Fund currently has no hedging contracts in place for 2006. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

Cash Distributions

	Three months ended March 31			Twelve months ended March 31		
	2006	2005	% change	2006	2005	% change
Cash distributions declared ($000)	$ 44,459	$ 46,339	(4)%	$ 175,486	$ 137,727	27%
per Trust Unit[(1)]	$ 0.75	$ 0.84	(11)%	$ 3.03	$ 2.97	2%
Payout ratio (%)	95%	102%	(7)%	82%	97%	(15)%

[(1)] Based on Trust Units outstanding at each cash distribution record date.

Total distributions decreased 4% in the first quarter of 2006 when compared to the same period in 2005. Cash distributions per Trust Unit were $0.75 for the three months ended March 31, 2006, representing a decrease of 11% from the $0.84 in 2005. Advantage has maintained a distribution of $0.25 per Trust Unit since May 2005. The payout ratio in the first three months of 2006 decreased by 7% when compared to the same period in 2005 as a result of funds from operations increasing by 3% for the three months ended March 31, 2006, and cash distributions decreasing by 4%.

Cash distributions are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders, while continuing to grow the Fund.

Revenue

	Three months ended March 31		
($000)	**2006**	**2005**	**% change**
Natural gas excluding hedging	$ 51,458	$ 50,662	2%
Realized hedging losses	-	(342)	-
Natural gas including hedging	$ 51,458	$ 50,320	2%
Crude oil and NGLs excluding hedging	$ 35,443	$ 32,889	8%
Realized hedging losses	-	-	-
Crude oil and NGLs including hedging	$ 35,443	$ 32,889	8%
Total revenue	**$ 86,901**	**$ 83,209**	**4%**

Petroleum and natural gas revenues have increased slightly for the three months ended March 31, 2006 compared to 2005 due to a combination of stronger commodity prices offset by lower production levels.

Production

	Three months ended March 31		
	2006	2005	% change
Natural gas (mcf/d)	65,768	86,350	(24)%
Crude oil (bbls/d)	5,615	5,692	(1)%
NGLs (bbls/d)	1,145	1,200	(5)%
Total (boe/d)	**17,721**	**21,284**	**(17)%**
Natural gas (%)	62%	68%	
Crude oil (%)	32%	27%	
NGLs (%)	6%	5%	

The Fund's total daily production averaged 17,721 boe/d for the first quarter ended March 31, 2006, a decrease of 17% compared to the same period of 2005. Natural gas production decreased 24% for the three months ended March 31, 2006, as compared to 2005 with crude oil production declining 1% and NGLs production decreasing 5%. A number of unusual events occurred during the quarter which impacted Q1 production by 1,100 boe/d. These unusual events included 1) Advantage recognized the impact of several wells that had paid out whereby partners had elected working interests. This one-time adjustment reduced natural gas production by approximately 2,040 mcf/d for the three months ended March 31, 2006, 2) the quarterly production was adversely impacted by maximum rate limitations ("MRL") initiated on our Chip Lake and Nevis properties beginning January 1, 2006. As a result of these MRL restrictions, production for the three months ended March 31, 2006 was reduced by roughly 450 boe/d. The Fund is actively pursuing approval of waterflood applications at these two properties in order to attain relief from MRL restrictions, 3) Advantage disposed of minor non-core properties which resulted in reduced natural gas production of approximately 840 mcf/d as compared to the first quarter of 2005 and, 4) production at David and Girouxville was shut-in due to capacity constraints at third party facilities, reducing natural gas production by approximately 1,050 mcf/d. These properties are expected to come back on-stream by the end of the second quarter of 2006.

In total the adjustments noted above impacted quarterly natural gas production by approximately 4,875 mcf/d. In addition, natural gas production declined as a result of the Fund shifting its capital development program towards oil development at the end of Q1 2005 due to superior economics. We anticipate lower rates of decline on our existing natural gas production in the coming quarters as the majority of high initial decline rates associated with the 2004 drilling program have occurred.

Commodity Prices and Marketing

Natural Gas

	Three months ended March 31		
($/mcf)	2006	2005	% change
Realized natural gas prices			
Excluding hedging	$ 8.69	$ 6.52	33%
Including hedging	$ 8.69	$ 6.47	34%
AECO monthly index	$ 9.31	$ 6.70	39%

Realized natural gas prices, excluding hedging, increased 33% for the three months ended March 31, 2006, as compared to 2005. The price of natural gas is primarily based on supply and demand fundamentals in the North American marketplace. Due to the 2005 hurricane season in the Gulf of Mexico, production from the region has been slow to recover and there had been initial supply concerns prior to winter. Despite the supply difficulties, natural gas prices began to weaken near the end of December 2005 and the weakness has continued through the first quarter of 2006 as North America recorded one of the mildest winters on record, which had a negative effect on demand. This weather has helped to alleviate any short-term supply concerns and uncertainty regarding adequacy of current natural gas inventory, which exited winter at record levels. However, we continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas, (ii) long-term tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

Crude Oil and NGLs

($/bbl)	Three months ended March 31 2006	2005	% change
Realized crude oil prices	$ 59.42	$ 55.04	8%
Realized NGLs prices	$ 52.57	$ 43.42	21%
Realized crude oil and NGLs prices	$ 58.26	$ 53.02	10%
WTI ($US/bbl)	$ 63.88	$ 49.90	28%
$US/$Cdn exchange rate	$ 0.87	$ 0.82	6%

Realized crude oil and NGLs prices increased 10% for the three months ended March 31, 2006, as compared to the same period of 2005. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. Advantage's realized crude oil price did not increase to the same extent that WTI increased as a result of the increased strength of the Canadian dollar and the widening of Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby WTI has increased 28% for the three months ended March 31, 2006, compared to 2005. Many developments have resulted in the current price levels, including significant geopolitical and weather related issues. Concerns have also been raised regarding the lack of North American refining capacity and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained considerably resilient and the economy does not appear to be adversely impacted. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the Middle East, including global concerns with Iran's uranium enrichment program, (iii) increased world wide demand, particularly in China and India and (iv) North American refinery capacity constraints.

Commodity Price Risk

The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage Trust Units. In the past, Advantage has entered into short term hedging agreements which has had the effect of limiting downside risk associated with changes in commodity prices while foregoing the benefits of price increases. As current and future practice, Advantage may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges related only to specific acquisition or project economics. These commodity hedging activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

Advantage currently has no hedging contracts in place. The Fund had several natural gas financial instruments in the first quarter of 2005 that resulted in realized losses of $0.3 million or $0.05/mcf. The Fund's 2005 natural gas contracts expired at the end of October 2005. There were no crude oil hedges in place for the first quarter of 2005.

Royalties

	Three months ended March 31		
	2006	2005	% change
Royalties, net of Alberta Royalty Credit ($000)	$ 16,340	$ 16,365	0%
per boe	$ 10.25	$ 8.54	20%
As a percentage of revenue, excluding hedging	18.8%	19.6%	(0.8)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers. Royalties have remained stable in total due to the decline in production but have increased on a boe basis due to the increase in commodity prices. Royalties as a percentage of revenue, excluding hedging, declined slightly from comparable period.

Operating Costs

	Three months ended March 31		
	2006	2005	% change
Operating costs ($000)	$ 15,066	$ 13,030	16%
per boe	$ 9.45	$ 6.80	39%

Operating costs increased 16% in total and 39% per boe for the three months ended March 31, 2006 primarily due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity and lower boe production volumes. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

General and Administrative

	Three months ended March 31		
	2006	2005	% change
General and administrative expense ($000)	$ 1,966	$ 1,463	34%
per boe	$ 1.23	$ 0.76	62%

General and administrative ("G&A") expense has increased 34% for the three months ended March 31, 2006, as compared to 2005. G&A per boe for the three months increased 62% when compared to the same period of 2005. G&A expense has increased overall due to an increase in staff levels that has resulted from growth of the Fund and on a boe basis due to the higher staff levels and the lower production for the quarter.

Management Fees and Performance Incentive

	Three months ended March 31		
	2006	2005	% change
Management fee ($000)	$ 832	$ 807	3%
per boe	$ 0.52	$ 0.42	24%
Performance incentive ($000)	$ 2,680	$ -	-

The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees increased 3% in total and 24% per boe for the first three months of 2006 compared to the same period of 2005. The increase in total management fees and management fees per boe is primarily due to the increase in revenue mainly as a result of the higher commodity prices in 2006.

The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance fee. The Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees of the Fund. No amount was paid to the Manager in the first quarter of 2006 related to the performance fees as the actual amount is calculated and paid on an annual basis.

As a condition of the proposed merger with Ketch, the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of this agreement, the Fund will pay management fees and performance fees for the period January 1 to March 31, 2006 in the amount of $3.5 million, representing $0.8 million in management fees and $2.7 million in performance fees. The Manager has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement. If the proposed merger is not approved by the Unitholders, the management contract will continue.

Interest

	Three months ended March 31		
	2006	2005	% change
Interest expense ($000)	$ 3,193	$ 2,609	22%
per boe	$ 2.00	$ 1.36	47%
Average effective interest rate	4.9%	4.5%	0.4%
Bank indebtedness at March 31 ($000)	$ 278,777	$ 196,362	42%

Interest expense has increased 22% for the three months ended March 31, 2006, as compared to 2005. Interest expense per boe has increased 47% for the three months ended March 31, 2006. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund. The increased debt has been used in financing continued development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4.9% for the three months ended March 31, 2006. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

Interest and Accretion on Convertible Debentures

	Three months ended March 31		
	2006	2005	% change
Interest on convertible debentures ($000)	$ 2,345	$ 2,850	(18)%
per boe	$ 1.47	$ 1.49	(1)%
Accretion on convertible debentures ($000)	$ 461	$ 551	(16)%
per boe	$ 0.29	$ 0.29	0%
Convertible debentures maturity value at March 31 ($000)	$113,531	$ 144,504	(21)%

Interest on convertible debentures has decreased 18% and accretion on convertible debentures has decreased 16% for the three months ended March 31, 2006 as compared to the same period of 2005. This decrease has been due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest. The balance of convertible debentures outstanding has decreased 21% during the last twelve months. Interest and accretion may continue to decrease in the future if additional debentures are converted to Trust Units.

Cash Netbacks

	Three months ended March 31, 2006		Three months ended March 31, 2005	
	$000	$ per boe	$000	$ per boe
Revenue	$ 86,901	$ 54.49	$ 83,551	$ 43.62
Hedging	-	-	(342)	(0.18)
Royalties	(16,340)	(10.25)	(16,365)	(8.54)
Operating costs	(15,066)	(9.45)	(13,030)	(6.80)
Operating	**$ 55,495**	**$ 34.79**	**$ 53,814**	**$ 28.10**
General and administrative	(1,966)	(1.23)	(1,463)	(0.76)
Management fees	(832)	(0.52)	(807)	(0.42)
Interest	(3,193)	(2.00)	(2,609)	(1.36)
Interest on convertible debentures	(2,345)	(1.47)	(2,850)	(1.49)
Taxes	(529)	(0.33)	(730)	(0.38)
Funds from operations	**$ 46,630**	**$ 29.24**	**$ 45,355**	**$ 23.69**

Funds from operations of Advantage for the quarter ended March 31, 2006 increased to $46.6 million from $45.4 million in the prior year. This increase has resulted in a higher cash netback per boe of $29.24, an increase of 23% as compared to the $23.69 per boe realized during 2005. The higher cash netback is primarily due to the increase in revenues from strong commodity pricing slightly offset by higher cash expenses. Royalties increased as a direct result of the higher commodity price environment, as would be expected. Advantage pays royalties to the owners of mineral rights from which we have leases and we anticipate the royalty rate as a percentage of revenues to remain relatively consistent with past experience. Operating costs per boe for the quarter ended March 31, 2006 were $9.45, an increase of 39% from the $6.80 experienced in 2005. Operating costs have steadily increased over the past year due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

Depletion, Depreciation and Accretion

	Three months ended March 31		
	2006	2005	% change
Depletion, depreciation & accretion ($000)	$ 30,023	$ 34,766	(14)%
per boe	$ 18.82	$ 18.15	4%

Depletion and depreciation of property and equipment is provided on the "unit-of–production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has decreased 14% for the three months ended March 31, 2006 due to the 17% reduction of daily production volumes partially offset by the slight increase in the DD&A rate per boe. The increased DD&A rate is representative of industry challenges attributable to necessary capital spending activity and resulting proved reserve additions. It is common for a company to incur considerable capital spending but not to realize the associated proved reserve additions until subsequent years when there has been adequate production history. This is a particular difficulty for any company that is an active developer, such as Advantage. Furthermore, due to the intense industry competition created by the continued high commodity price environment, there has been constant pressure placed on general capital spending. These factors will persistently challenge the energy sector and increase related DD&A rates.

Taxes

Current taxes paid or payable for the quarter ended March 31, 2006 amounted to $0.5 million, compared to $0.7 million expensed for the same period of 2005. Current taxes primarily represent Federal large corporations tax and Saskatchewan resource surcharge. Federal large corporations tax is based on debt and equity levels of the Fund at the end of the year and has decreased due to present government legislation, whereby large corporations' taxes are to be gradually eliminated over the next several years. However, the current Federal government has tabled a budget that proposes to accelerate this timeline and it is possible that the 2006 taxes may be

avoided if the budget is approved in its present condition. Saskatchewan resource surcharge is based on the level of activity within the province of Saskatchewan.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended March 31, 2006, the Fund recognized an income tax reduction of $2.5 million compared to a $5.1 million recovery for 2005.

Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at March 31, 2006, the operating company had a future income tax liability balance of $96.5 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

Non-Controlling Interest

Non-controlling interest expense for the quarter ended March 31, 2006 was $29,000, a decrease of 50% from the $58,000 recognized during the same period of 2005. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant Energy Corporation that occurred at the end of 2004. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. The decrease in non-controlling interest expense is directly attributable to the continued conversion of Exchangeable Shares to Trust Units since the original issuance.

On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.

Contractual Obligations and Commitments

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

			Payments due by period				2011 &
($ millions)	**Total**	**2006**	**2007**	**2008**	**2009**	**2010**	**thereafter**
Building lease	$ 3.1	$ 1.1	$ 1.4	$ 0.6	-	-	-
Capital lease	$ 1.7	$ 0.3	$ 1.4	-	-	-	-
Pipeline/transportation	$ 4.0	$ 2.1	$ 1.6	$ 0.3	-	-	-
Convertible debentures (1)	$ 113.5	-	$ 1.8	$ 6.4	$ 58.5	-	$ 46.8
Total contractual obligations	**$ 122.3**	**$ 3.5**	**$ 6.2**	**$ 7.3**	**$ 58.5**	**-**	**$ 46.8**

(1) As at March 31, 2006, Advantage had $113.5 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price. The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.

Liquidity and Capital Resources

The following table is a summary of the Fund's capitalization structure.

($000, except as otherwise indicated)	March 31, 2006
Bank indebtedness (long-term)	$ 278,777
Working capital deficit	18,644
Net debt	$ 297,421
Trust Units outstanding (000) [(1)]	59,568
Trust Unit closing market price ($/Trust Unit)	$ 22.29
Market value	$ 1,327,771
Convertible debentures (maturity value)	$ 113,531
Total capitalization	**$ 1,738,723**

(1) Trust Units outstanding includes Trust Units issuable for the outstanding Exchangeable Shares at the applicable exchange ratio.

Unitholders' Equity, Exchangeable Shares and Convertible Debentures

Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.

As at March 31, 2006, the Fund had 59.5 million Trust Units outstanding. On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy $10.5 million of the performance incentive fee obligation related to the 2005 year. As at May 13, 2006, Advantage had 59.7 million Trust Units issued and outstanding.

Exchangeable Shares issued and outstanding were exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.20808 at March 31, 2006 and has been increased on each date that a distribution was paid on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. For the three months ended March 31, 2006, a total of 22,406 Exchangeable Shares were exchanged for 26,535 Trust Units resulting in 82,266 Exchangeable Shares outstanding at March 31, 2006. On March 8, 2006, AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006. There were no Exchangeable Shares outstanding at May 13, 2006.

As at March 31, 2006, the Fund had $113.5 million convertible debentures outstanding that were convertible to 5.7 million Trust Units based on the applicable conversion prices. During the quarter, $21.6 million convertible debentures were exchanged for the issuance of 1.1 million Trust Units.

Bank Indebtedness, Credit Facility and Other Obligations

At March 31, 2006, Advantage had bank indebtedness outstanding of $278.8 million. The Fund has a credit facility agreement with a syndicate of Canadian chartered banks. The $355 million facility consists of a $345 million extendible revolving loan facility and a $10 million operating loan facility. The Fund is currently finalizing the annual renewal of the credit facility agreement and expects the facility to increase to $400 million. The current credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows.

At March 31, 2006, Advantage had a working capital deficiency of $18.6 million. The working capital deficit has decreased from year end, mainly due to the settlement in Trust Units of the $10.5 million performance incentive fee for 2005. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows. As at March 31, 2006, accounts payable and accrued liabilities included $2.7 million related to the performance incentive fee for the first quarter of 2006, as per the agreement to internalize the management contract. The liability is expected to settle in July 2006 through the issuance of Advantage Trust Units.

Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has one capital lease outstanding at March 31, 2006 for $1.6 million that was assumed from a prior corporate acquisition.

Capital Expenditures

($000)	Three months ended March 31 2006	2005
Land and seismic	$ 2,228	$ 2,258
Drilling, completions and workovers	14,007	23,583
Well equipping and facilities	4,288	6,244
Other	466	630
	$ 20,989	$ 32,715
Purchase adjustment of Defiant acquisition	-	484
Property acquisitions	-	28
Property dispositions		(34)
Total capital expenditures	**$ 20,989**	**$ 33,193**

Advantage's growth strategy has been to acquire properties in areas where we have large land positions where the drilling opportunities are shallow to medium depth with year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.

For the three month period ended March 31, 2006, the Fund spent $21.0 million on capital expenditures. Approximately $14.0 million was expended on drilling and completion operations where the Fund drilled a total of 10.4 net (26 gross) wells. During the quarter, three oil wells were drilled at Sunset, two at Nevis, and single gas wells were drilled at Nevis and Sweetgrass. Total capital spending in Nevis was $7.0 million consisting of $5.4 million for drilling, completions and workovers and $1.6 for facilities. In the Nevis area, we completed a number of facility enhancement projects that began in 2005 and we continue to pursue a variety of development opportunities for 2006. Advantage purchased land in the David area during the quarter for $1.7 million where we plan to drill two 100% working interest wells in the second quarter of 2006. Other capital spending during the quarter related to a variety of wells, with smaller working interests, and facilities necessary to support the 2005 and 2006 activity.

The following table summarizes the various funding requirements during the three months ended March 31, 2006 and the sources of funding to meet those requirements.

Sources and Uses of Funds

($000)	Three months ended March 31, 2006
Sources of funds	
Funds from operations	$ 46,630
Increase in bank indebtedness	26,301
	$ 72,931
Uses of funds	
Capital expenditures	$ 20,989
Asset retirement expenditures	1,033
Distributions paid to Unitholders	44,054
Reduction of capital lease obligations	88
Increase in working capital	6,767
	$ 72,931

Quarterly Performance

($000, except as otherwise indicated)	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2
Daily production								
Natural gas (mcf/d)	65,768	72,587	75,994	79,492	86,350	84,336	75,425	73,283
Crude oil and NGLs (bbls/d)	6,760	7,106	7,340	6,772	6,892	6,815	3,550	3,106
Total (boe/d)	17,721	19,204	20,006	20,021	21,284	20,871	16,121	15,320
Average prices								
Natural gas ($/mcf)								
Excluding hedging	$ 8.69	$ 11.68	$ 8.25	$ 7.27	$ 6.52	$ 6.64	$ 6.11	$ 6.65
Including hedging	$ 8.69	$ 10.67	$ 7.79	$ 7.30	$ 6.47	$ 6.09	$ 5.76	$ 6.20
AECO monthly	$ 9.31	$ 11.68	$ 8.15	$ 7.39	$ 6.70	$ 7.09	$ 6.62	$ 6.81
Crude oil and NGLs ($/bbl)								
Excluding hedging	$ 58.26	$ 60.14	$ 66.00	$ 56.57	$ 53.02	$ 47.05	$ 51.20	$ 45.36
Including hedging	$ 58.26	$ 59.53	$ 61.10	$ 56.24	$ 53.02	$ 47.05	$ 51.20	$ 45.36
WTI (US$/bbl)	$ 63.88	$ 60.04	$ 63.17	$ 53.13	$ 49.90	$ 48.28	$ 43.88	$ 38.31
Total revenues (before royalties)	$ 86,901	$110,172	$ 95,715	$ 87,476	$ 83,209	$ 76,742	$ 56,722	$ 54,181
Net income	$ 15,964	$ 25,846	$ 18,674	$ 26,537	$ 4,015	$ 4,855	$ 4,965	$ 9,770
per Trust Unit - basic and diluted	$ 0.27	$ 0.45	$ 0.33	$ 0.46	$ 0.07	$ 0.11	$ 0.12	$ 0.25
Funds from operations	$ 46,630	$ 60,906	$ 55,575	$ 49,705	$ 45,355	$ 34,811	$ 31,074	$ 30,693
Cash distributions declared	$ 44,459	$ 43,265	$ 43,069	$ 44,693	$ 46,339	$ 35,208	$ 28,730	$ 27,450
Payout ratio (%)	95%	71%	77%	90%	102%	101%	92%	89%

The table above highlights the Fund's performance for the first quarter of 2006 and also for the preceding seven quarters. Advantage's revenues, net income and funds from operations are lower as compared to the last several quarters primarily due to lower production in the first quarter of 2006. The current reduced production was due to a one-time adjustment for periods prior to 2006 related to several payout wells, restricted production on wells in Chip Lake and Nevis, and some minor non-core property dispositions that occurred in 2005. Advantage completed the acquisition of assets from Anadarko on September 15, 2004 and the acquisition of Defiant on December 21, 2004. These two acquisitions resulted in an increase of daily production volumes for the fourth quarter of 2004 and the first quarter of 2005. Production levels subsequently decreased due to both natural declines and high initial production declines that are normally experienced with new production.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.

Financial Reporting Update - Financial Instruments Recognition and Measurement

In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards includes Section 1530 "Comprehensive Income", Section 3855 "Financial Instruments — Recognition and Measurement", and Section 3865 "Hedges". The new standards also resulted in a number of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including: financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has not yet assessed the full impact, if any, of these standards on the consolidated financial statements. However, the Fund anticipates adoption of the new standards on January 1, 2007.

Controls and Procedures

The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President Finance and Chief Financial Officer, individually, sign certifications that the financial statements together with the other financial information included in the regular filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During the first quarter of 2006, there were no significant changes that would materially affect, or is reasonably likely to materially affect, the internal controls over financial reporting.

Evaluation of Disclosure Controls and Procedures

Management of Advantage, including our President and Chief Executive Officer and Vice-President and Chief Financial Officer, has evaluated the effectiveness of the design of the disclosure controls and procedures as of March 31, 2006. Based on that evaluation, Management has concluded that the design of the disclosure controls and procedures is effective as of the end of the period, in all material respects. It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Fund's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

Business Process Project and Sarbanes-Oxley

In 2002, the United States Congress enacted the Sarbanes-Oxley Act ("SOX") that applies to all companies registered with the Securities and Exchange Commission. Section 404 of the Act requires that Management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with SOX by the given deadline. The business process project will also ensure full compliance with all similar Canadian regulations. A comprehensive project plan has been established with full support of Management and the Board of Directors. Regular updates on status of the project and developments are provided to the Fund's Audit Committee. The Fund is currently on schedule and no problems are anticipated in completing the project by the current deadline.

Outlook

Advantage's funds from operations in 2006 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Cdn exchange rate. Advantage will continue to distribute a significant portion of its cash flow in 2006 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years. Drilling activities are planned in several project areas with the most significant being Nevis, Medicine Hat, Sunset and Sweetgrass, all in Alberta and the Midale area in Saskatchewan. Recompletion activities are planned primarily at Medicine Hat, Alberta and on properties in Southeast Saskatchewan.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular – proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 13, 2006

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(thousands of dollars)	March 31, 2006 (unaudited)	December 31, 2005
Assets		
Current assets		
Accounts receivable	$ 40,805	$ 51,788
Prepaid expenses and deposits	7,463	7,791
	48,268	59,579
Fixed assets		
Property and equipment	1,317,802	1,295,235
Accumulated depletion and depreciation	(417,104)	(387,440)
	900,698	907,795
Goodwill	45,473	45,473
	$ 994,439	**$ 1,012,847**
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	$ 50,429	$ 76,371
Cash distributions payable to Unitholders	14,867	14,462
Current portion of capital lease obligations	1,616	358
	66,912	91,191
Capital lease obligations	-	1,346
Bank indebtedness (note 1)	278,777	252,476
Convertible debentures (note 2)	106,288	126,081
Asset retirement obligations	22,167	21,263
Future income taxes	96,499	99,026
	570,643	**591,383**
Non-controlling Interest		
Exchangeable shares (note 3)	**1,884**	**2,369**
Unitholders' Equity		
Unitholders' capital (note 4)	713,850	681,574
Convertible debentures equity component (note 2)	5,195	6,159
Contributed surplus (note 4)	1,036	1,036
Accumulated deficit (note 5)	(298,169)	(269,674)
	421,912	**419,095**
	$ 994,439	**$ 1,012,847**

Subsequent Event (note 7)

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income and Accumulated Deficit

(thousands of dollars, except for per Trust Unit amounts) (unaudited)	Three months ended March 31, 2006	Three months ended March 31, 2005
Revenue		
Petroleum and natural gas	$ 86,901	$ 83,209
Unrealized hedging loss	-	(11,066)
Royalties, net of Alberta Royalty Credit	(16,340)	(16,365)
	70,561	**55,778**
Expenses		
Operating	15,066	13,030
General and administrative	1,966	1,463
Management fee (note 6)	832	807
Performance incentive (note 6)	2,680	-
Interest	3,193	2,609
Interest and accretion on convertible debentures	2,806	3,401
Depletion, depreciation and accretion	30,023	34,766
	56,566	**56,076**
Income (loss) before taxes and non-controlling interest	13,995	(298)
Future income tax reduction	(2,527)	(5,101)
Income and capital taxes	529	730
	(1,998)	(4,371)
Net income before non-controlling interest	15,993	4,073
Non-controlling interest (note 3)	29	58
Net income	**15,964**	**4,015**
Accumulated deficit, beginning of period	(269,674)	(167,380)
Distributions	(44,459)	(46,339)
Accumulated deficit, end of period	**$ (298,169)**	**$(209,704)**
Net income per Trust Unit (note 4)		
Basic	**$ 0.27**	**$ 0.07**
Diluted	**$ 0.27**	**$ 0.07**

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)	Three months ended March 31, 2006	Three months ended March 31, 2005
Operating Activities		
Net income	$ 15,964	$ 4,015
Add (deduct) items not requiring cash:		
Non-cash performance incentive (note 6)	2,680	-
Future income taxes	(2,527)	(5,101)
Unrealized hedging loss	-	11,066
Accretion on convertible debentures	461	551
Depletion, depreciation and accretion	30,023	34,766
Non-controlling interest	29	58
Expenditures on asset retirement	(1,033)	(407)
Changes in non-cash working capital	(5,717)	(6,340)
Cash provided by operating activities	**39,880**	**38,608**
Financing Activities		
Units issued, net of costs	-	107,701
Increase (decrease) in bank indebtedness	26,301	(70,692)
Reduction of capital lease obligations	(88)	(444)
Cash distributions to Unitholders	(44,054)	(42,734)
Cash used in financing activities	**(17,841)**	**(6,169)**
Investing Activities		
Expenditures on property and equipment	(20,989)	(32,715)
Property acquisitions	-	(28)
Property dispositions	-	34
Purchase adjustment of Defiant acquisition	-	(484)
Changes in non-cash working capital	(1,050)	754
Cash used in investing activities	**(22,039)**	**(32,439)**
Net change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	**$ -**	**$ -**
Supplementary Cash Flow Information		
Interest paid	$ 6,643	$ 6,085
Taxes paid	$ 529	$ 597

see accompanying Notes to Consolidated Financial Statements

March 31, 2006 (unaudited)

All tabular amounts in thousands except for Trust Units and per Trust Unit amounts

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2005 as set out in Advantage's Annual Report.

1. Bank Indebtedness

Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $345 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.85% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by Advantage Oil & Gas Ltd. ("AOG") to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the three months ended March 31, 2006, the effective interest rate on the outstanding amounts under the facility was approximately 4.9%.

2. Convertible Debentures

The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods. Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values.

The balance of debentures outstanding at March 31, 2006 and changes in the liability and equity components during the three months ended March 31, 2006 are as follows:

	10.00%	9.00%	8.25%	7.75%	7.50%	Total
Debentures outstanding	$ 1,862	$ 6,393	$ 5,917	$ 46,766	$ 52,593	$ 113,531
Liability component:						
Balance at Dec. 31, 2005	$ 2,453	$ 7,259	$ 8,150	$ 45,898	$ 62,321	$ 126,081
Accretion of discount	9	32	34	147	239	461
Converted to Trust Units	(651)	(1,172)	(2,580)	(2,721)	(13,130)	(20,254)
Balance at Mar. 31, 2006	**$ 1,811**	**$ 6,119**	**$ 5,604**	**$ 43,324**	**$ 49,430**	**$ 106,288**
Equity component:						
Balance at Dec. 31, 2005	$ 100	$ 323	$ 441	$ 2,430	$ 2,865	$ 6,159
Converted to Trust Units	(26)	(52)	(139)	(144)	(603)	(964)
Balance at Mar. 31, 2006	**$ 74**	**$ 271**	**$ 302**	**$ 2,286**	**$ 2,262**	**$ 5,195**

During the three months ended March 31, 2006, $21,580,000 debentures were converted resulting in the issuance of 1,119,997 Trust Units.

3. Exchangeable Shares

	Number of Shares	Amount
Balance at December 31, 2005	104,672	$ 2,369
Converted to Trust Units	(22,406)	(514)
Non-controlling interest in net income	-	29
Balance at March 31, 2006	**82,266**	**$ 1,884**
Trust Units issuable	**99,384**	

AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. Each Exchangeable Share issued by AOG was exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.20808 at March 31, 2006 and has been increased on each date that a distribution was paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. Dividends were not declared or paid on the Exchangeable Shares and the Exchangeable Shares were not publicly traded.

On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.

4. Unitholders' Equity

(a) Unitholders' Capital

(i) Authorized

Unlimited number of voting Trust Units

(ii) Issued

	Number of Units	Amount
Balance at December 31, 2005	57,846,324	$ 681,574
2005 non-cash performance incentive	475,263	10,544
Issued on conversion of debentures	1,119,997	21,218
Issued on conversion of exchangeable shares	26,535	514
Balance at March 31, 2006	**59,468,119**	**$ 713,850**

On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance fee.

(b) Trust Units Rights Incentive Plan

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2005	85,000	$ 1.93	225,000	$ 13.63
Reduction of exercise price	-	(0.75)	-	(0.75)
Balance at March 31, 2006	**85,000**	**$ 1.18**	**225,000**	**$ 12.88**
Expiration date	August 16, 2006		June 17, 2008	

The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations

concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

Pro Forma Results	**Three months ended March 31, 2006**	**Three months ended March 31, 2005**
Net income, as reported	$ 15,964	$ 4,015
Less compensation expense (recovery) for rights issued in 2002	52	(147)
Pro forma net income	$ 15,912	$ 4,162
Net income per Trust Unit, as reported		
Basic	$ 0.27	$ 0.07
Diluted	$ 0.27	$ 0.07
Net income per Trust Unit, pro forma		
Basic	$ 0.27	$ 0.08
Diluted	$ 0.27	$ 0.08

(c) Net Income per Trust Unit

The calculation of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

	Three months ended March 31, 2006	**Three months ended March 31, 2005**
Income available to Unitholders		
Basic	$ 15,964	$ 4,015
Trust Units Rights Incentive Plan – Series A	-	-
Trust Units Rights Incentive Plan – Series B	-	-
Diluted	$ 15,964	$ 4,015
Weighted average Trust Units outstanding		
Basic	58,873,831	54,191,182
Trust Units Rights Incentive Plan – Series A	80,568	66,602
Trust Units Rights Incentive Plan – Series B	96,940	40,951
Diluted	59,051,339	54,298,735

The calculation of diluted net income per Trust Unit excludes Exchangeable Shares and all series of convertible debentures as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the Exchangeable Shares and excluded from the diluted net income per Trust Unit calculation for the quarter ended March 31, 2006 were 105,661 (March 31, 2005 - 788,979). Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the quarter ended March 31, 2006 were 6,163,733 (March 31, 2005 - 7,504,026). As at March 31, 2006, the total convertible debentures outstanding were immediately convertible to 5,698,802 Trust Units (March 31, 2005 - 7,359,913) and the total Exchangeable Shares outstanding were immediately convertible to 99,384 Trust Units (March 31, 2005 - 181,882).

5. Accumulated Deficit

Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

	March 31, 2006	December 31, 2005
Accumulated Income	$ 193,673	$ 177,709
Accumulated Distributions	(491,842)	(447,383)
Accumulated Deficit	$ (298,169)	$ (269,674)

6. Management Fee and Performance Incentive Fee

The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees of the fund. No amount was paid to the Manager in the first quarter of 2006 related to the performance fees as the actual amount is calculated and paid on an annual basis.

As a condition of the proposed merger with Ketch Resources Trust (see note 7), the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of this agreement, the Fund will pay management fees and performance fees for the period January 1 to March 31, 2006 in the amount of $3.5 million. Management fees are paid quarterly and $0.8 million was payable at March 31, 2006 (March 31, 2005 - $0.8 million). Per the agreement, performance fees of $2.7 million are payable at March 31, 2006 (March 31, 2005 – nil). The Manager has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement. If the proposed merger is not approved by the Unitholders, the management contract will continue.

7. Subsequent Event

On April 25, 2006, the Fund and Ketch Resources Trust ("Ketch") announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and Ketch. Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of both Advantage's and Ketch's Unitholders. The Unitholder meetings required to approve the Arrangement will be held on June 22, 2006. An information circular dated May 12, 2006 has been prepared jointly by the trusts and mailed to Advantage and Ketch Unitholders.

The proposed merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-day volume weighted average price, ending April 24, 2006, on the Toronto Stock Exchange of $22.76 per Advantage Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees.

The Arrangement prohibits Advantage and Ketch from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to enable each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a $20 million termination fee.

Under the Arrangement, Advantage will acquire the net assets of Ketch whereby each Ketch Trust Unit will be exchanged for 0.565 of an Advantage Trust Unit, resulting in total estimated consideration at closing of $731.6 million, including acquisition costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill.

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh(1)(2)(3)
Roderick M. Myers(2)(3)
Carol D. Pennycook(3)
Steven Sharpe(1)(3)
Rodger A. Tourigny(1)

(1) Member of Audit Committee
(2) Member of Reserve Evaluation Committee
(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Kelly I. Drader, President & CEO
Patrick J. Cairns, Senior Vice President
Gary F. Bourgeois, Vice President, Corporate Development
Peter A. Hanrahan, Vice President, Finance & CFO
Rick P. Mazurkewich, Vice President, Operations
Weldon M. Kary, Vice President, Exploitation

Corporate Secretary

Jay P. Reid, Partner
Burnet, Duckworth and Palmer LLP

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal
Royal Bank of Canada

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Abbreviations

bbls	- barrels
bbls/d	- barrels per day
boe	- barrels of oil equivalent (6 mcf = 1 bbl)
boe/d	- barrels of oil equivalent per day
bcf	- billion cubic feet
mcf	- thousand cubic feet
mcf/d	- thousand cubic feet per day
mmcf	- million cubic feet
mmcf/d	- million cubic feet per day
gj	- gigajoules
NGLs	- natural gas liquids
WTI	- West Texas Intermediate

Corporate Offices

Petro-Canada Centre
Suite 3100,
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Transfer Agent

Computershare Trust Company of Canada

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbols

Trust Units: AVN.UN
10% Convertible Debentures: AVN.DB
9% Convertible Debentures: AVN.DBA
8.25% Convertible Debentures: AVN.DBB
7.5% Convertible Debentures: AVN.DBC
7.75% Convertible Debentures: AVN.DBD

New York Stock Exchange Trading Symbol

Trust Units: AAV

A D V A N T A G E

AVN.UN
AAV

Advantage Energy Income Fund

2006 First Quarter Results

Conference Call & Webcast

May 16, 2006

A D V A N T A G E

AVN.UN
AAV

Disclaimer

- The information in this presentation contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.
- All financial figures are in Canadian dollars unless otherwise stated.

www.advantageincome.com

ADVANTAGE

AVN.UN
AAV

Q1 2006 Production – Unusual Events

	Oil & NGLs (bbls/d)	Natural Gas (mcf/d)	Boe/d
EUB imposed Maximum Rate Limitations (Chip Lake & Nevis impacted)	292	945	450
Lack of capacity at third party processing facilities	-	1,050	175
Well payouts – partners elected to take working interests	-	2,040	340
Total	292	4,035	965

3

ADVANTAGE

AVN.UN
AAV

BOE/d Production

- Unusual events impacted production by approximately 965 boe/d
- Decline from Q4 2005 to Q1 2006 prior to unusual events: 2.7%
- Production also impacted by delays in drilling caused by shortages of rigs and services



21,284
6,892
14,392
20,022
6,773
13,249
20,006
7,340
12,666
19,204
7,106
12,098
17,721
6,760
10,961
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Natural Gas
Crude Oil & NGLs

4

ADVANTAGE

AVN.UN
AAV

Q1 2006 – Capital Expenditure Summary

($000s)

Drilling, completion and workovers	$ 14,007
Well equipping, facilities and other	4,754
Land & seismic	2,228
	$ 20,989
Initial production rates:	
Q1 actual (came on-stream late in the quarter)	700
Q2 anticipated	540
Total	1,240
Cost per flowing boe/d	$ 16,926

ADVANTAGE

AVN.UN
AAV

Crude Oil and NGLs Price Review


$70.00
$60.00
$50.00
$40.00
$30.00
$49.90
$53.13
$63.17
$60.04
$63.88
$53.02
$56.24
$61.10
$59.53
$58.26
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
WTI (US$/bbl)
Advantage Oil & NGLs wellhead prices, net of hedging (Cdn$/bbl)

ADVANTAGE

AVN.UN
AAV

Natural Gas Price Review



$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$6.47
$6.31
$7.30
$6.76
$7.79
$8.27
$12.83
$10.67
$9.10
$8.69
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
NYMEX (US$/mcf)
Advantage wellhead price, net of hedging (Cdn$/mcf)

7

ADVANTAGE

AVN.UN
AAV

Royalty Rate (Crown & Other)

% of gross revenue excluding hedging



19.6%
18.6%
18.0%
19.8%
18.8%
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006

8

ADVANTAGE

Operating Costs

($/boe)



$6.80
$7.31
$7.72
$9.84
$9.45
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006

AVN.UN
AAV

9

ADVANTAGE

Funds from Operations*

($ per Unit)



$0.82
$0.87
$0.97
$1.06
$0.79
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006

* Funds from operations is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement

AVN.UN
AAV

10

ADVANTAGE

AVN.UN
AAV

Quarterly Cash Distributions

($ per Unit)



$0.41
$0.39
$0.39
$0.54
$0.64
$0.69
$0.69
$0.69
$0.69
$0.69
$0.69
$0.75
$0.84
$0.78
$0.75
$0.75
$0.75
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2002
2003
2004
2005
2006

11

ADVANTAGE

AVN.UN
AAV

*Payout Ratio**



112%
90%
100%
72%
77%
89%
91%
96%
88%
89%
92%
101%
102%
90%
77%
71%
95%
89%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2002
2003
2004
2005
2006
Since Inception

* Cash distributions divided by funds from operations

12

ADVANTAGE

Advantage – Ketch Merger

- **Plan of Arrangement – Joint circular mailed May 15, 2006**
  - Meeting date June 22, 2006
  - 66 2/3% approval of both Advantage and Ketch Unitholders required
- **Exchange ratio of .565 Units of Advantage for each Ketch Unit**
- **Benefits to Ketch Unitholders**
  - 7.6% premium to April 24, 2006 closing price
  - 8.7% increase in monthly distributions
  - 37.5% increase in RLI
  - Increased exposure to U.S. capital markets through NYSE listing
- **Accretive to Advantage production and cash flow per Unit**
- **Advantage will maintain monthly distribution at $0.25 per Unit**
- **Increased liquidity and greater access to capital**

AVN.UN
AAV

13

ADVANTAGE

The Combined Entity – Solid Portfolio

- **Q1 2006 production of 30,500 boe/d**



Natural Gas 70%
Crude Oil 23%
NGLs 7%

- **Proven + Probable reserves of 122.6 million boe at December 31, 2005**



Natural Gas 64%
Crude Oil 28%
NGLs 8%

- **P+P Reserve Life Index 11.0 years**
  - Natural gas and NGLs - 10.3 years
  - Crude oil - 13.4 years

AVN.UN
AAV

14

ADVANTAGE

AVN.UN
AAV

Merger Strategy – Strong Synergies in all Aspects

	Advantage	Ketch
Reserve base	◆ Long RLI, more mature assets ◆ Resource plays	◆ Newer, less developed assets ◆ Significant undeveloped land base
Development upside	◆ Low risk, infill drilling ◆ 3 to 4 year inventory	◆ Low to medium risk, infill & stepout ◆ 3 to 4 year undeveloped land inventory
Complimentary drilling programs	◆ Summer/Fall	◆ Winter
Management team	◆ Kelly Drader – CEO ◆ Pat Cairns, Sr. VP ◆ Finance/Acquisitions background	◆ Andy Mah, President & COO ◆ Neil Bokenfohr, VP ◆ Operations/Exploitation background
Board representation	◆ Seven	◆ Three

15

ADVANTAGE

AVN.UN
AAV

Combined Entity – Diversified Asset Base



Production: 10,150 boe/d
RLI 10.0 years
Alberta
Saskatchewan
Martin Creek
Fontas
Winter Drilling
Stoddart/North Pine
Boundary Lake
Peace River Arch
Sunset/Valleyview
Westerose
Chip Lake
Brazeau River
Willesden Green
Chigwell
Wainwright
Nevis
Crossfield
Shouldice
Bantry
Medicine Hat
SEAlberta Medium oil
Lookout Butte
Sweetgrass
Summer Drilling
Production: 18,650 boe/d
RLI 11.6 years
Oil
Gas
Production: 1,700 boe/d
RLI 10.6 years
Midale
Steelman
Canada
USA

◆ Combined undeveloped land 487,000 net acres

16

ADVANTAGE

AVN.UN
AAV

Merger Summary

- **Advantage + Ketch =**
  - Diversified, long life production base
  - High netback, high quality assets
  - 3 to 4 year drilling inventory comprised of low to medium risk projects
  - Year-round drilling access
  - Significant undeveloped land base with facility access and control
- **Senior management and technical teams are experienced industry professionals with complimentary skill sets**
  - Establishes a solid foundation of "Properties and People" for continued future growth
  - New Advantage is "Right Sized" and "Well Positioned" to make highly accretive acquisitions
- **Enhances liquidity and increased investor interest through NYSE listing**

17

ADVANTAGE

AVN.UN
AAV

Historical Performance and Acquisitions

October 4, 2001 – May 12, 2006



$37.00
$32.00
$27.00
$22.00
$17.00
$12.00
$7.00
Unit price
Unit price + cash distributions
Defiant
Anadarko
MarkWest
Best Pacific
Gascan Resources
Due West
2001
2002
2003
2004
2005
2006

18